Form 20-F
period 2023-12-31
Tungray Technologies Inc
filed 2024-04-26
CIK 1943444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-41998

TUNGRAY TECHNOLOGIES INC
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933
Tel: +
65
6636 9820
(Address of principal executive offices)

Wanjun Yao
Tel: +65 6636 9820
Email: yao_lei@tungray.com.sg

#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Ordinary Shares, par value $0.0001 per share	TRSG	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, the issuer had 10,440,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes
☐
No
☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes
☐
No
☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes
☒
No
☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes
☒
No
☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting fi rm that prepared or issued its audit report.
☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements
included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes
☐
No
☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes
☐
No
☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes
☐
No
☐

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. This Annual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

●	“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act.
●	“CAC” refers to the Cyberspace Administration of China;
●	“Class A Ordinary Shares” refer to our Class A ordinary shares, $0.0001 par value per share;
●	“Class B Ordinary Shares” refer to our Class B ordinary shares, $0.0001 par value per share;
●	“CSRC” refers to China Securities Regulatory Commission.
●
“China” or the “PRC” are to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this Annual Report, excludes Hong Kong, Macau and Taiwan;

●
Depending on the context, the terms “we,” “us,” “our company,” “our”, “Tungray” and “the Company” refer to Tungray Technologies Inc, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its subsidiaries and affiliated companies.

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act.
●	“M&A Rules” refers to the Regulations on the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China.
●	“MOFCOM” refers to the Ministry of Commerce of China.
●	“PCAOB” refers to the Public Company Accounting Oversight Board.
●	“PRC Subsidiaries” refers to Tongsheng Development, Qingdao Tungray Intelligent, Tongri Electric, Tungray Industrial and Tongsheng Intelligent.
●	“Qingdao Tungray Intelligent” refer to Qingdao Tungray Intelligent Technology Co., Ltd., a PRC company.
●	“RMB” or “Chinese Yuan” refers to the legal currency of China.
●	“SAFE” refers to the State Administration of Foreign Exchange in China.
●
“SAFE Circular 37” refers to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles.

ii

●	“SAT” refers to the PRC State Administration of Taxation.
●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China.
●	“Tungray Intelligent” refers to Tungray Intelligent Technology Ltd., a British Virgin Islands company.
●	“Tungray Motion” refers to Tungray Motion Ltd., a British Virgin Islands company.
●	“Tungray Electronics” refers to Tungray Electronics Ltd., a British Virgin Islands company.
●	“Tungray Technology” refer to TUNGRAY TECHNOLOGY PTE. LTD., a Singapore company.
●	“Tung Resource” refer to TUNG RESOURCE PTE LTD, a Singapore company.
●	“Tungray Singapore” refer to TUNGRAY SINGAPORE PTE. LTD., a Singapore company.
●	“Tongsheng Development” refer to Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd., a PRC company.
●	“Tongri Electric” refer to Qingdao Tongri Electric Machines Co., Ltd., a PRC company.

●	“Tungray Industrial” refer to Tungray Industrial Automation (Shenzhen) Co., Ltd., a PRC company.
●	“Tongsheng Intelligent” refer to Tongsheng Intelligent Equipment (Shenzhen) Co., Ltd., a PRC company.
●	“Shengrui Enterprise” refer to Shenzhen Shengrui Enterprise Management Centre (Limited Partnership), a PRC company.
●	“Singapore Subsidiaries” refer to Tungray Technology, Tung Resource and Tungray Singapore.
●	“U.S. GAAP” refer to generally accepted accounting principles in the United States.
●	“VAT” refers to value added taxes.
●	“Website” or “websites” refer to our website at www.tungray.tech.
●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China.
●	All references to “S Dollar,” “S$” are to Singapore dollars, the lawful currency of the Republic of Singapore.
●	All references to “USD,” “US$” and “U.S. dollars” are to the legal currency of the United States, which is Tungray’s reporting currency.

Our reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in S Dollar and RMB. This Annual Report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of S Dollar are calculated at the rate of US$1.00=S Dollar 1.3193 as of the year ended December 31, 2023 and US$1.00=S Dollar 1.3428 for the year ended December 31, 2023 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023. All translations of RMB are calculated at the rate of US$1.00=RMB 7.0999 as of the year ended December 31, 2023 and US$1.00=RMB 7.0809 for the year ended December 31, 2023 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023. All translations of S Dollar are calculated at the rate of US$1.00=S Dollar 1.3404 as of the year ended December 31, 2022 and US$1.00=S Dollar 1.3787 for the year ended December 31, 2022 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2022. All translations of RMB are calculated at the rate of US$1.00=RMB 6.8972 as of the year ended December 31, 2022 and US$1.00=RMB 6.7290 for the year ended December 31, 2022 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2022. All translations of S Dollar are calculated at the rate of US$1.00=S Dollar 1.3520 as of the year ended December 31, 2021 and US$1.00=S Dollar 1.3438 for the year ended December 31, 2021 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021. All translations of RMB are calculated at the rate of US$1.00=RMB 6.3726 as of the year ended December 31, 2021 and US$1.00=RMB 6.4508 for the year ended December 31, 2021 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021. No representation is made that the S Dollar or RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate. Four of our operating entities’ functional currency are RMB, and two of our operating entities’ functional currency are S Dollar. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among, USD, S Dollar and RMB and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this Annual Report, as well as our strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this Annual Report. All information provided in this Annual Report and in the exhibits is as of the date of this Annual Report, and we do not undertake any obligation to update any such information, except as required under applicable law.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.
[Reserved]

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

SUMMARY OF RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Industry. See “
Item 3. Key Information— Risk Factors — Risks Related to Our Business and Industry
” starting on page 4 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•
Any adverse material changes to the Singapore and the PRC markets (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession could have a material adverse effect on our business, results of operations and financial condition. See a more detailed discussion of this risk factor on page 4 of this Annual Report.

•
Some of our subsidiaries have a limited operating history and are subject to the risks encountered by development-stage companies. See a more detailed discussion of this risk factor on page 6 of this Annual Report.

1

•
If our products do not respond to changes in technology, our products may become obsolete and we may experience a loss of customers and lower revenues. See a more detailed discussion of this risk factor on page 7 of this Annual Report.

•
The manufacture of many of our products is a highly exacting and complex process, and if we directly or indirectly encounter problems in manufacturing products, business and financial results could suffer. See a more detailed discussion of this risk factor on page 7 of this Annual Report.

•
We are dependent on our manufacturing facilities for the production of our highly engineered products and our suppliers’ factories, which subjects us to risks associated with disruptions and changing technology and manufacturing techniques that could place us at a competitive disadvantage. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

•
If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

•	If we fail to protect our intellectual property rights, it could harm our business and competitive position. See a more detailed discussion of this risk factor on page 10 of this Annual Report.
•
If we are unable to retain existing customers or attract new ones, or to attract sufficient spending from our customers, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page
13
of this Annual Report.

•
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page
15
of this Annual Report.

Risks Related to Our Corporate Structure. See “
Item 3. Key Information— Risk Factors — Risks Related to Our Corporate Structure
” starting on page 15 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page
16
of this Annual Report.

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Singapore and China against us or our management named in the Annual Report. See a more detailed discussion of this risk factor on page
16
of this Annual Report.

•	The transfer of funds or assets between Tungray and its subsidiaries is subject to restrictions. See a more detailed discussion of this risk factor on page 17 of this Annual Report.

Risks Related to Doing Business in Singapore. See “
Item 3. Key Information— Risk Factors — Risks Related to Doing Business in Singapore
” starting on page 19 of this Annual Report.

The majority of our operations are in Singapore, so we face risks and uncertainties related to doing business in Singapore in general, including, but not limited to, the following:

•
We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States. See a more detailed discussion of this risk factor on page
19
of this Annual Report.

2

•
Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition. See a more detailed discussion of this risk factor on page
20
of this Annual Report.

Risks Related to Doing Business in China. See “
Item 3. Key Information— Risk Factors — Risks Related to Doing Business in China
” starting on page 22 of this Annual Report.

A substantial portion of our operations are in China, so we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•
Because approximately
37
% of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on us and the PRC government may exercise significant oversight over the conduct of our business, and may intervene in, influence or exert control over our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page
22
of this Annual Report.

•
The approval of and the filing with Cyberspace Administration of China or other PRC government authorities may be required in connection with offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. See a more detailed discussion of this risk factor on page
22
of this Annual Report.

•
Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listings and offerings. See a more detailed discussion of this risk factor on page
25
of this Annual Report.

•
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiaries to liability or penalties, limit our ability to inject capital into our PRC Subsidiaries, limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See a more detailed discussion of this risk factor on page
28
of this Annual Report.

Risks Related to Our Class A Ordinary Shares. See “
Item 3. Key Information— Risk Factors — Risks Related to Our Class A Ordinary Shares
” starting on page 31 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Class A Ordinary Shares, including, but not limited to, the following:

•	The market price for the Class A Ordinary Shares may be volatile. See a more detailed discussion of this risk factor on page 31 of this Annual Report.
•
We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page
32
of this Annual Report.

•
We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See a more detailed discussion of this risk factor on page
33
of this Annual Report.

3

•
Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See a more detailed discussion of this risk factor on page
37
of this Annual Report.

•
Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page
37
of this Annual Report.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Any adverse material changes to the Singapore and the PRC markets (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession could have a material adverse effect on our business, results of operations and financial condition.

During fiscal year ended December 31, 2023, approximately 63% and 37% of our revenue was derived from our operations in Singapore and mainland China, respectively. During fiscal year ended December 31, 2022, approximately 65% and 35% of our revenue was derived from our operations in Singapore and mainland China, respectively. During the fiscal year ended December 31, 2021, approximately 61% and 39% of our revenue was derived from our operations in Singapore and mainland China, respectively. Any adverse circumstances affecting the Singapore and the PRC markets, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins.

During economic downturns or recessions, there can be a heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their demand for our products. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our combined financial condition or results of operations, profitability and cash flows.

Reduced availability of credit may also adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as our sales of products to affected customers. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

The COVID-19 pandemic might adversely affect and continue to pose risks to our business, results of operations, financial condition and cash flows, and other epidemics or outbreaks of infectious diseases may have a similar impact.

In March 2020, the World Health Organization categorized COVID-19 as a pandemic. The spread of the outbreak has caused significant disruptions in global economies, including the U.S., Singapore and the PRC. We are subject to risks and uncertainties as a result of the COVID-19 pandemic. The effects of any new variants and subvariants of COVID-19, which may spread faster than the original Omicron variant, as well as any responsive actions taken by governments, may have the effect of slowing our sales. Further, policies of local governments effecting closures to avoid infections, including the recent lockdown in many provinces and municipalities in China, could affect our results of operations. We continue to evaluate the global risks and the slowdown in business activity related to COVID-19, including the potential impacts on our employees, customers, suppliers and financial results. The spread of COVID-19 did not have any material impact on the Company’s business during the fiscal years ended December 31, 2022 and 2021. However, during the fiscal year ended December 31, 2023, with the end of the COVID-19 pandemic, people’s work mode has changed from work from home during the pandemic to work at office, thus reducing the demand for office equipment such as printers, which had an impact on our business. The COVID-19 pandemic or other epidemics or outbreaks of infectious diseases could adversely impact our results of operations, financial condition and liquidity in several ways in the future. In particular, the continued spread of COVID-19 and efforts to contain the virus could:

•	impair the Company’s ability to manage day-to-day operations and product delivery;

•	impact customers’ demand of our businesses’ products and services;

•	cause disruptions in or closures of the Company’s operations or those of its customers;

•	impact global liquidity and the availability of capital;

•	cause the Company to experience an increase in costs as a result of the Company’s emergency measures, delayed payments from customers and uncollectible accounts;

•	cause delays and disruptions in the supply chain resulting in disruptions in the commercial operation of our businesses;

•	cause limitations on our employees’ ability to work and travel;

•	impact availability of qualified personnel;

•
increase cybersecurity risks as remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic; and

•	cause other unpredictable events.

The severity of the impact on our business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic (including the advent of variants and the impact of vaccination on infection and hospitalization rates), the extent and severity of the impact on our customers and suppliers, the disruption to the manufacturing of and demand for our businesses’ products and services, the effect of federal, state or local regulations regarding safety measures to address the spread of COVID-19, and the impact of the global business and economic environment on liquidity and the availability of capital, all of which are uncertain and cannot be predicted. Due to the evolving and uncertain nature of this event, we cannot predict at this time the full extent to which the COVID-19 pandemic will adversely impact our business, results and financial condition, which will depend on many factors that are not known at this time. We are staying in close communication with our employees, customers and suppliers, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee we will be able to do so.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

The domestic markets in both Singapore and mainland China for customized industrial manufacturing solutions of original equipment manufacturer (“OEMs”) and related products are highly competitive. Our current or potential competitors include major engineer-to-order (“ETO”) industrial manufactures in Singapore (such as Sigma Design & Engineering Pte Ltd), PRC (such as Xiamen Inker Induction Co., Ltd. and Xinchang Kechuang Automation Equipment Co., Ltd.) and other parts in the world. Some of our competitors may have greater brand recognition, larger group of customers or vendors, longer operating histories as well as marketing resources than we do. Customers may weigh their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares.

You should not expect that we will be able to compete successfully against current or potential competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, customers and other business partners.

The cyclical nature and maturity of the precision engineering, manufacturing and consumer appliances industries in developed markets may adversely affect our performance.

The precision engineering, manufacturing and consumer appliances industries are generally cyclical in nature. Overall demand for our products is largely determined by the level of capital spending in manufacturing and other industrial sectors, and the precision engineering, manufacturing and consumer appliances industries have historically experienced contraction during periods of slowing industrial activity. If economic, business and industry conditions deteriorate, capital spending in those sectors may be substantially decreased, which could reduce demand for our products and have an adverse impact on our revenues and results of operations.

A significant or sustained decline in the levels of new capital investment and maintenance expenditures by certain of our customers could reduce the demand for our products and services and harm our operations and financial performance.

Demand for our products and services depends significantly on the level of new capital investment and planned maintenance expenditures by certain of our customers. The level of new capital expenditures by our customers is dependent upon many factors, including general economic conditions, availability of credit, economic conditions and investment activities within their respective industries and expectations of future market behavior. In addition, volatility in commodity prices can negatively affect the level of these new activities and can result in postponement of capital spending decisions or the delay or cancellation of existing orders. A reduction in demand for our products and services has resulted in the past, and in the future could result in the delay or cancellation of existing orders or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. Any reduced demand could have a material adverse effect on our business, financial condition and results of operations.

Some of our subsidiaries have a limited operating history and are subject to the risks encountered by development-stage companies.

Other than Tung Resource, Tungray Singapore, Tungray Industrial and Tongri Electric which have approximately 10-20 years of operation, our other subsidiaries have a limited operating history. Thus, the business strategies and model of these subsidiaries with a limited operating history are constantly being tested by the market and operating results, and we work to adjust our allocation of resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a development-stage business. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

•	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

•	our marketing and growth strategy may not be successful;

•	our business may be subject to significant fluctuations in operating results; and

•	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this Annual Report. If we do not successfully address these risks, our business would be significantly harmed.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Any supply chain fragmentation and local protectionism within Singapore and China may further complicate supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

Our business may be exposed to risks associated with a concentrated customer base.

Our top two customers, HP Inc. (“HP”) and Chengdu Innorev Industrial Co., Ltd. (“Chengdu Innorev”), accounted for 64.2% and 6.0% of revenues for the fiscal year ended December 31, 2023, respectively, and the amount due from these customers included in accounts receivable represented 20.4% and 8.6% of total accounts receivable as of December 31, 2023, respectively. Our top two customers, HP and Goertek Inc (“Goertek”), accounted for 60.7% and 8.8% of revenues for the year ended December 31, 2022, respectively, and the amount due from these customers included in accounts receivable represented 27.0% and 23.0% of total accounts receivable as of December 31, 2022, respectively. Our top two customers, HP and Goertek, accounted for 60.0% and 5.6% of revenues for the year ended December 31, 2021, respectively, and the amount due from these customers included in accounts receivable represented 20.9% and 10.8% of total accounts receivable for such year, respectively. Consistent with the industry practice, we have not entered into written agreements with our major customers. We have been providing services and products to such major customers based on purchase orders received from them from time to time, which mainly specify the product for purchase, quantity, unit price, and delivery date.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. If customers do not place orders, or they substantially reduce, delay or cancel orders, we may not be able to replace the business, which may have a significant adverse impact on our results of operations and financial condition. Major customers may require that we localize manufacturing and supply capacity rather than sourcing from lower cost countries, or seek pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business. The concentration of our customer base also increases our risks related to the financial condition of our customers, and the deterioration in financial condition of customers or the failure of customers to perform their obligations could have a material adverse effect on our results of operations and cash flows.

If our products do not respond to changes in technology, our products may become obsolete and we may experience a loss of customers and lower revenues.

We sell our products to customers in several industries that experience rapid technological changes, new product introductions and evolving industry standards. Without the timely introduction of new products and enhancements, our products and services will likely become technologically obsolete over time and we may lose a significant number of our customers. Our product development efforts may be affected by a number of factors, including our ability to anticipate customer needs, allocate our research and development (“
R&D
”)
funding, innovate and develop new products, differentiate our offerings and commercialize new technologies, secure intellectual property protection for our products and manufacture products in a cost-effective manner. We would be harmed if we did not meet customer requirements and expectations. Our inability, for technological or other reasons, to successfully develop and introduce new and innovative products could result in a loss of customers and lower revenues.

The manufacture of many of our products is a highly exacting and complex process, and if we directly or indirectly encounter problems in manufacturing products, business and financial results could suffer.

The manufacture of many of our products is an exacting and complex process. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, natural disasters and environmental factors, and if not discovered before the product is released to market could result in product liability exposure. Because of the time required to develop and maintain manufacturing facilities, we may not be able to replace such problematic products on a timely basis. Any of these manufacturing problems could result in significant costs and liability.

We may incur material losses and costs as a result of product liability and warranty claims brought against us.

We, from time to time, could be subject to a variety of claims or litigation incidental to our businesses, including demands for damages arising out of use of our products, claims relating to intellectual property matters and claims involving employment matters and commercial disputes. We currently do not carry insurance and maintain reserves for potential product liability claims. Even if in the future we may purchase product liability insurance, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to relevant laws, may not be covered by any insurance. Even if we purchase product liability insurance in the future, our product liability insurance policies may have limits that, if exceeded, may result in material costs that could have an adverse effect on our future profitability. In addition, warranty claims are generally not covered by product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products, divert management’s attention, and could have a material adverse effect on our business.

We do not have long-term purchase commitments from our customers, and we are exposed to potential volatility in our turnover.

Our business with our customers has been, and we expect it will continue to be, conducted on the basis of actual purchase orders received from time to time. Our customers are not obligated in any way to continue to place orders with us at the same or increased levels or at all. In addition, our customers may change or delay or terminate orders for products and services without notice for reasons unrelated to us, including lack of market acceptance for the products of our customers.

We cannot assure you that our customers will continue to place purchase orders with us at the same volume or same margin, as compared to prior periods, or at all. We may not be able to locate alternative customers to replace purchase orders or sales. As a result, our business, financial condition and results of operations may vary from period to period and may fluctuate significantly in the future.

If we fail to accurately estimate the overall risks or costs under the contracts with our customers, or the time needed to complete the relevant projects under such contracts, we may experience cost overruns, schedule delays, lower profitability or even losses under such contracts when we perform such contracts.

We derive a significant portion of our total consolidated revenues from contracts that require us to complete projects at a fixed price, and therefore expose us to the risk of cost overruns. Cost overruns, whether due to efficiency, estimates or other reasons, could result in lower profit or losses. Other variations and risks inherent in the performance of fixed-price contracts such as delays caused by technical issues, and any inability to obtain the requisite permits and approvals, may cause our actual risk exposure and costs to differ from our original estimates.

In addition, we may be unable to deliver products or complete projects in accordance with the schedules set forth under the contracts. Our projects and our manufacturing and sales of products could be delayed for a number of reasons, including those relating to market conditions, policies, laws and regulations of the relevant jurisdictions, availability of funding, transportation, disputes with business partners and subcontractors, technology and raw materials suppliers, employees, local governments, natural disasters, power and other energy supplies, and availability of technical or human resources.

We cannot guarantee that we will not encounter cost overruns or delays in our current and future delivery of products and completion of projects. If such cost overruns or delays were to occur, our costs could exceed our budget, and our profits on the relevant contracts may be adversely affected.

We are dependent on our manufacturing facilities for the production of our highly engineered products and our suppliers’ factories, which subjects us to risks associated with disruptions and changing technology and manufacturing techniques that could place us at a competitive disadvantage.

If our manufacturing facilities become unavailable either temporarily or permanently due weather, earthquakes or other natural disasters related to global climate change, or geopolitical developments or logistical complications arising from acts of war, cyber-attacks, public health crises or labor disruptions, we may be unable to shift production to other facilities or to make up for lost production. In addition, natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where our factories or our suppliers’ factories are located could significantly impair our ability to manufacture our products and operate our business. Any new facility would need to comply with the necessary regulatory requirements including fire control and environmental inspections and regulations, satisfy our specialized manufacturing requirements and require specialized equipment. As of the date of this Annual Report, we cannot assure you that all the factories were in strict compliance with such fire control and environmental inspections and regulations or other regulatory requirements based on our knowledge. If such facilities fail to rectify and pass the fire control and environmental inspections or comply with relevant fire control and environmental requirements relating to production activities in a timely manner, they may be subject to fines, cohesive rectification, suspension and closure, which may materially and adversely affect the production of our factories and in turn may impact our business. Even though we carry business interruption insurance policies, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

In addition, we believe that our customers rigorously evaluate their suppliers on the basis of price competitiveness, product quality, reliability and timeliness of delivery, technical expertise and development capability, new product innovation, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success depends on our ability to continue to meet our customers’ changing expectations with respect to these criteria. We may be unable to install, maintain and certify equipment needed to produce products or upgrade or transition our manufacturing facilities without impacting production rates or requiring other operational efficiency measures at our facilities. We anticipate that we will remain committed to product R&D, advanced manufacturing techniques and service to remain competitive, which entails significant costs; however, we may be unable to address technological advances, implement new and more cost-effective manufacturing techniques, or introduce new or improved products, whether in existing or new markets, so as to maintain our businesses’ competitive positions or to grow our businesses as desired.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our net sales would cause our profitability to be adversely affected.

If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our future success depends on the continued service of our key executive officers and other key employees. We benefit from the leadership of a strong management team with rich professional work experience, and extensive knowledge of the precision engineering, manufacturing and consumer appliances industries. We also rely on a number of key personnel for the development and operation of our business. In addition, we will need to continue attracting and retaining skilled and experienced staff for our businesses to maintain our competitiveness. If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be materially and adversely affected. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets and customers. Substantially all of our employees, including each of our executive officers and key employees, have entered into employment agreements with confidentiality clauses and customary non-compete provisions with us. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Thus, if we need to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions. Under Singapore laws, restrictive covenants (including non-compete provisions) are generally unenforceable unless it can be proven that the party seeking to enforce the restrictive covenant has a legitimate proprietary interest to protect and that such restrictive covenants are reasonable in the interests of the parties and the public. The Singapore courts have held that the maintenance of a stable and trained workforce is a legitimate proprietary interest and further that restrictive covenants are more likely to be considered reasonable when the employee is in a senior position and there is evidence that he had prolonged contact with the customers of the business or is integral to the business. However, there is no bright-line test, and each case turns on its own facts and circumstances. In determining whether a restrictive covenant is enforceable, the Singapore courts will have regard to whether the following are reasonable to protect the legitimate interests of the employer: (i) the scope of activities under the restrictive covenant, (ii) the geographical area of the restrictive covenant, and (iii) the period of the limitation. If we lose the services of any of our key executive officers, senior management, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled distribution, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire warehouse, distribution, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

Our patent rights are limited in China.

As of the date hereof, most of our products are sold within Singapore and mainland China. However, all of our patent rights are granted by the State Intellectual Property Office of the PRC. Our patents are not protected in Singapore or any other countries other than the PRC. If we cannot successfully protect our intellectual properties in the countries where we sell our products now or in the future, we may not be able to execute our business plan, which could have a material adverse effect on our financial performance.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Singapore Subsidiaries have registered two trademarks with the Intellectual Property Office of Singapore. The registered trademark numbers of such trademarks are 40202251826G and 40202304415V respectively. Our PRC Subsidiaries own 50 patents and 6 computer software copyrights, which have been registered with the State Intellectual Property Office and National Copyright Administration. This intellectual property has allowed our products to earn market share in the industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position. There can be no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial conditions and results of operations.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with.

Members of our management team may in the future be involved in governmental investigations and civil litigations relating to the business affairs of companies with which they are, were or may in the future be affiliated with. Any such investigations or litigations may divert our management team’s attention and resources away from managing our business and operations, may be detrimental to our reputation.

We may become involved in litigations that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

The price of our Class A Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws in the countries where we operate our business. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws in the countries where we operate our business. We cannot assure you that our employees and agents will not take actions in violation of our policies and applicable laws, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

We could be negatively impacted by stakeholder and market focus on environmental, social and corporate governance (“ESG”) matters.

There has been an increasing focus on corporate ESG practices and disclosures over the past few years, and expectations in this area are rapidly evolving. The criteria used to evaluate ESG practices may continue to evolve, which could result in greater expectations and may cause us to undertake costly initiatives to satisfy new criteria. The increasing attention to sustainability could also in the future result in reduced demand for certain of our products and/or reduced profits. If we are unable to respond effectively, investors may conclude that our ESG policies and/or actions are inadequate. If we are perceived to have failed to achieve our ESG initiatives or accurately disclose our progress on such matters, our reputation, business, financial condition and results of operations could be adversely impacted.

Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations, including related to climate change.

We are subject to increasingly stringent environmental laws and regulations, including those relating to air emissions, wastewater discharges and chemical and hazardous waste management and disposal. A number of governments or governmental bodies have introduced or are contemplating introducing regulatory changes in response to climate change, including regulating greenhouse gas emissions. Some of these laws hold owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous or toxic substances or wastes. Other environmental laws and regulations require obtaining and complying with environmental permits. To date, costs of complying with environmental, health and safety requirements have not been material. However, the nature of our operations and our long history of industrial activities at certain of our current or former facilities, as well as those acquired, could potentially result in material liabilities.

As of the date of this Annual Report, we cannot assure you that we were in strict compliance with such Singapore and PRC environmental laws and regulations. In the event of any changes in Singapore and PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed, we may have to incur extra costs and expenses to comply with such requirements and our business and results of operations may be adversely affected. Failure to comply with the existing and future environmental laws and regulations could subject us to monetary damages and fines, disruption to production plans, suspension of our operations, which may in turn materially and adversely affect our business operations.

In addition, future events, including those relating to climate change or greenhouse gas regulation, could further require us to incur expenses related to fund energy efficiency activities, fees or restrictions on certain activities, the modification or curtailment of operations, installation of pollution control equipment or investigation and cleanup of contaminated sites. Any adopted future regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations, and we may not be able to recover the cost of compliance with new or more stringent laws and regulations, which could adversely impact our results of operations, cash flow or financial condition.

We are subject to risks relating to our leased properties.

Some of our locations (including some of our factories) are located in leased premises. Some of our current leases are non-cancelable and typically have terms ranging from one to two years, with options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and noncancelable and have similar renewal options. However, there can be no assurance that we will be able to renew our current or future leases on favorable terms or at all, if we are unable to negotiate for a renewal of the relevant leases, we may be forced to relocate our production bases and it may be difficult and costly to replace or relocate our factories and equipment on a timely basis, which could have an adverse effect on our ability to operate our business and on our results of operations. If we experience any unanticipated disruptions to us or our suppliers or if we are unable to renew our current leases, our production will be severely disrupted, which may in turn materially and adversely affect our business, financial condition and results of operations.

The ownership certificates or other similar proof of some of our leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this Annual Report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

In addition, as required by applicable laws and regulations where our leased properties are located, we may be required to register our lease agreements with the governmental authorities and the failure of such registrations may subject us to fines.

We may not be successful in introducing new products or attracting new customers, which could adversely affect our growth and revenues.

Historically, we have grown organically by increasing sales and services to our existing customers, introducing new products and services, pursuing new customers, and upgrading equipment in order to expand the range of products and other services we offer to customers. We may not be able to introduce new products or services for reasons outside of our control, or, once introduced, these new products or services may not be purchased by our existing customers. We may also not be able to market our existing and new products to new customers. Any of these factors could adversely affect our growth and our revenues.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our R&D efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

If we are unable to retain existing customers or attract new ones, or to attract sufficient spending from our customers, our business, results of operations and financial condition could be materially and adversely affected.

In order to increase our revenue and maintain our growth, we must retain existing customers and attract new ones, and encourage their usage of our services. As is common in the industry, we do not have long-term agreements with our customers with respect to each of our business lines. A substantial portion of our revenue comes from agreements that are on a project-by-project basis. Revenue from these agreements is not recurrent in nature, which exposes us to the risks of uncertainty and potential volatility with respect to our revenue. Our success depends in large part on our ability to continue to offer high-quality products in a cost-effective manner. To this end, we must continue to expand our offline service offerings and keep abreast of user preferences and market trends. Customers may cease their usage of our products or may only be willing to purchase our products at reduced prices if we do not deliver products in an effective manner, or if they do not believe that their spending with us will generate a competitive return or effect as compared to alternative suppliers, which will adversely affect our business. Our ability to retain existing customers and attract new ones also depends on the following factors, some of which are out of our control:

•	our brand recognition and market presence;

•	the competitiveness of our pricing and payment terms for our customers, which may, in turn, be constrained by our capital and financial resources;

•	the market acceptance of new products and functionalities we may introduce;

•	mergers, acquisitions or other consolidation among market players; and
•	the effects of domestic and global economic conditions on the development of the equity investment industry generally.

If we are unable to retain our existing customers and attracting new customers due to any of the foregoing factors, our business will be adversely affected. Further, if our existing customers decrease or cease their usage of our products, we may be unable to acquire new customers that spend similarly or even more for our products, and our ability to maintain and/or grow our revenue may be materially and adversely affected.

Failure to maintain our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, and developing new products. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, our growth will require, among other things:

•	continued enhancement of our R&D capabilities;

•	information technology system enhancement;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls and information technology systems;

•	increased marketing, sales and support activities; and

•	hiring and training of new personnel.

If we are not able to maintain our growth successfully, our business and prospects would be materially and adversely affected.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our own business, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future. We will assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Four of our operating entities’ functional currency are RMB, and two of our operating entities’ functional currency are S dollar. As a result, fluctuations in the exchange rate among the U.S. dollar, S dollar and RMB will affect the relative purchasing power, in S dollar or RMB terms, of our U.S. dollar assets. Gains and losses from the re-measurement of assets and liabilities receivable or payable in S dollar or RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations.

A fluctuation in the value of S dollar or RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our S dollar or RMB into U.S. dollars to make payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the S dollar or RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

It is difficult to predict how market forces or the Singapore, PRC or U.S. government policy may impact the exchange rate among the U.S. dollar, S dollar and RMB in the future. Any significant appreciation or depreciation of the S dollar or RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars.

Very limited hedging options are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.

RISKS RELATED TO OUR CORPORATE STRUCTURE

Our directors and officers currently own a majority of the total voting power of our issued and outstanding ordinary shares, and have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval.

Currently, our directors and officers collectively own an aggregate of
88.64
% of the total voting power of our issued and outstanding ordinary shares. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Class A Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our amended memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Singapore and China against us or our management.

We conduct approximately 63% of our operations in Singapore and approximately 37% of our operations in China, and the majority of our assets are located in Singapore. In addition, other than our independent directors, Kevin Dean Vassily, David Ping Li and Weston Twigg, all of our directors and officers are nationals or residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside the United States. Three of our current officers, Wee Thuang Lee, Lei Yao, Jingan Tang, are Singapore citizens and reside within Singapore; and two of our officers, Wanjun Yao and (Alex) Yuan Gong, are PRC nationals and reside within mainland China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons located outside of the United States.

There is no treaty between the United States and Singapore or between the United States and the PRC providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore or the PRC. It is not clear whether a court in Singapore or the PRC may impose civil liability on us or our directors and officers who reside in Singapore or the PRC in an action brought in the courts in Singapore or the PRC against us or such persons with respect to a violation solely of the federal securities laws of the United States. Accordingly, there can be no assurance that the Singapore and the PRC courts would enforce against us, our directors or our executive officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended articles of association provide that upon the requisition of any one or more of our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company, our board will be required to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of one or more shareholders holding Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Ordinary Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The transfer of funds or assets between Tungray and its subsidiaries is subject to restrictions.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our Singapore and PRC Subsidiaries for our cash and financing requirements.

Other than the dividend payments of
S$
2,500,000 (approximately $1.8 million) and
S$
3,500,000 (approximately $2.6 million) by Tungray Singapore and Tung Resource, two subsidiaries of the Company, respectively in November 2022, as of the date of this Annual Report, there has been no cash flows, including dividends, transfers and distributions, between Tungray and its subsidiaries. Cash proceeds from overseas financing activities may be transferred by Tungray to our
British Virgin Islands (“
BVI
”)
subsidiaries, and then to their respective Singapore Subsidiaries, then transferred to their respective PRC Subsidiaries, via capital contribution or shareholder loans, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of our subsidiaries in Singapore and mainland China, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Under Singapore law, Section 403 of the Companies Act 1967 prohibits the payment of dividends otherwise than out of profits, and dividends shall be paid in accordance with the company’s constitution and generally acceptable accounting principles in Singapore. Singapore does not have any foreign exchange control regulations which restrict the ability of the Singapore Subsidiaries to distribute dividends to us.

To the extent the funds or assets in the business are in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to Tungray. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by the State Administration of Foreign Exchange in China (the “
SAFE
”)
on February 13, 2015 and most recently amended on December 30, 2019, or SAFE Notice 13, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but is subject to certain foreign exchange regulations for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE, or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission (the “NDRC”), the
Ministry of Commerce of China (the “
MOFCOM
”)
and the SAFE.

Therefore, in the event that our PRC Subsidiaries were to remit foreign currency payments out of mainland China in the future, Tungray and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency from its PRC Subsidiaries for the payment of dividends from our profits, if any. Furthermore, if the PRC Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

We may rely on dividends and other distributions on equity paid by our Singapore and PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity from our Singapore and PRC Subsidiaries for our cash requirements, including for services of any debt we may incur.

Our Singapore and PRC Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Under Singapore law, Section 403 of the Companies Act 1967 prohibits the payment of dividends otherwise than out of profits, and dividends shall be paid in accordance with the company’s constitution and generally acceptable accounting principles in Singapore. Singapore does not have any foreign exchange control regulations which restrict the ability of the Singapore Subsidiaries to distribute dividends to us. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiaries are required to draw 10% of its after-tax profits each year, if any, to fund a statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our Singapore Subsidiaries or PRC Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our Singapore Subsidiaries or PRC Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the PRC EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The Financial Action Task Force’s Increased Monitoring of the Cayman Islands.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. In its October 2021 plenary, the FATF recognized the progress made by the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite this recognition, it is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

Cayman Islands was added to the EU AML High-Risk Third Countries List.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes to add nine countries, including the Cayman Islands. The EC has noted it is committed to there being a greater alignment between the EU AML List and the FATF listing process. The addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

Our ownership in Tung Resource, a Singapore Subsidiary, may be in dispute or be subject to litigation, because formally documented rejection notices or waivers in relation to the procedures for a transfer of shares provided in the constitution of Tung Resource when our founders acquired Tung Resource are not presently available to Tung Resource.

The constitution of Tung Resource (the “Constitution”), one of our Singapore Subsidiaries, requires that a shareholder proposing to sell its shares shall give notice in writing of such intention to Tung Resource and no shares shall be transferred to a person who is not a member of Tung Resource so long as a member or any person selected by the directors of Tung Resource as to whom it is desirable in the interest of Tung Resource to admit to membership is willing to purchase the same at the fair value. In this regard, if the directors of Tung Resource do not within the 3 months after service, find a shareholder to purchase such shares, then the selling shareholder shall be free to transfer such shares within six months thereafter, to any person and at any price.

Under Singapore law, if the procedures for a transfer of shares provided in the constitution of a company are not complied with, clean title to such shares transferred may not pass to the transferee of such shares. In June 1999, Mr. Wanjun Yao and another individual acquired all the outstanding shares (which were a total of two shares) of Tung Resource (the “Initial Subscriber Transfers”) from the two then shareholders of Tung Resource, who according to the Constitution were entitled to a right of first refusal to acquire the share proposed to be sold by the other then shareholder. Although we do not have written documents evidencing the rejection by each then shareholder of the offer, or the waiver of such offer, to purchase the share of the other then selling shareholder, these are not strictly required, as the Constitution does not provide for a mechanism under which existing shareholders must provide a formal rejection notice or waiver. In this regard, we have the resolutions of the directors of Tung Resources dated June 18, 1999 approving the Initial Subscriber Transfers. These resolutions evidence the approval of the directors of Tung Resources of the Initial Subscriber Transfers. From these resolutions, it may be inferred that the directors of Tung Resources were unable to find any existing shareholders willing to purchase the relevant shares.

In view of the foregoing, we believe that the risk of challenge to the Initial Subscriber Transfers in 1999 (and thus ownership of Tung Resources) merely arising from the lack of formally documented rejection notices or waivers is very low for the following reasons: (a) the then two existing shareholders (being all the shareholders of Tung Resource at the time) both were selling their shares and did not seem to in any event wish to acquire the other’s share; (b) we have copies of the resolutions of the directors of Tung Resources dated June 18, 1999 approving the Initial Subscriber Transfers; and (c) any contractual claim which the then shareholders may have under the Constitution would be subject to a statute of limitations of 6 years (with the exception of fraud); therefore, any such contractual claim by the then shareholders would be time barred under the Limitations Act 1959 of Singapore.

RISKS RELATED TO DOING BUSINESS IN SINGAPORE

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

We are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as constitutions of our Singapore Subsidiaries. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (the “SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law, in particular, the Companies Act may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations, including those incorporated in Delaware. For example, the Companies Act requires a director to act with reasonable degree of diligence in the discharge of the duties of his or her office and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. We are also required by the Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to such of the directors as are in default. Additionally, under the Employment of Foreign Manpower Act 1990 of Singapore, we are also required to ensure that each foreign worker employed by us has a valid work pass, and in particular, the number of foreign workers employed under certain work passes (i.e. Work Permits and S Pass holders) are subject to a quota and certain other limitations, as set out more particularly at page 59. Generally, we are also required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

Reduced availability of credit may also adversely affect the ability of some of our customers to obtain funds for operations and capital expenditures. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

An epidemic or outbreak of communicable diseases in Singapore may also adversely affect our business, financial condition, results of operations and prospects. As of the date of this Annual Report, the outbreak of COVID-19 has resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. Although Singapore removed most remaining COVID-19 travel restrictions as of April 26, 2022, and eased its entry requirements for travelers, in response to a decline in new daily infections, there can be no assurances as to the future actions that will be taken by the Singapore government in response to new outbreaks and effects of such actions that may have on our business.

COVID-19 has impacted Singapore’s economy resulting in significant economic contraction and high unemployment rates during 2020. In 2021, the Singapore economy grew by 7.2%, rebounding from the 5.4% contraction in 2020, but any recurrence of the pandemic could negatively affect Singapore’s economy. The general economic downturn may affect the ability of our counterparties to perform their obligations in a timely manner or at all. Singapore government measures to alleviate the economic impact of COVID-19 such as the imposition of relief from actions for inability to perform scheduled contracts, or relief for financially distressed individuals, firms and other businesses could adversely affect our ability to enforce and require our counterparties to perform their obligations under our contracts. Moreover, the outbreak of COVID-19 has caused, and may continue to cause, companies in Singapore and the rest of the world, including us, our customers and suppliers, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our product quality. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

The spread of COVID-19 did not have any material impact on our business during the years ended December 31, 2022 and 2021
. However, during the fiscal year ended December 31, 2023, with the end of the COVID-19 pandemic, people’s work mode has changed from work from home during the pandemic to work at office, thus reducing the demand for office equipment such as printers, which also had an impact on our business. During the post-pandemic era, economic slowdowns and/or negative business sentiment could potentially have an adverse impact on our business and operations.

We are subject to risks associated with operating in the rapidly evolving Southeast Asia, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We derive some of our revenue from our operations in countries located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in the region. Our operations in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate may increase our cost of operations;

•
health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our products. For example, if the factories in certain Southeast Asia regions do not operate, no orders will be received from them to upgrade or implement any automation solutions, which could affect our revenue; and

•
political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business.
In 2022 and 2023, Southeast Asia faced challenges for businesses, including trade tariffs, stringent regulations, labor law changes, political instability, currency volatility, infrastructure deficiencies, and stricter environmental regulations. Navigating these obstacles required adaptability and strategic planning amidst a complex regulatory landscape.

Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

RISKS RELATED TO DOING BUSINESS IN CHINA

Because approximately 37% of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on us and the PRC government may exercise significant oversight over the conduct of our business, and may intervene in, influence or exert control over our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

As a business operating in the PRC, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly and may change quickly with little advance notice. The interpretations of many laws, regulations and rules of the PRC are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in mainland China may be protracted and the result of which cannot be predicted, resulting in substantial costs and diversion of resources and management attention. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations and limit the legal protections available to us and other foreign investors, including you.

In addition, the PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•	Delay or impeded our development,

•	Result in negative publicity or increase our operating costs,

•	Require significant management time and attention, and

•
Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.

The approval of and the filing with the China Securities Regulatory Commission may be required in connection with our future offshore offerings, and our future offerings will be contingent upon the completion of such filing procedures. If we fail to comply with such filing requirements, our ability to offer securities to investors to become significantly limited or completely hindered, and the securities being offered to substantially decline in value and become worthless.

The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021, emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity, data and privacy protection requirements and other similar matters.

On February 17, 2023, the
China Securities Regulatory Commission
(the “CSRC”) promulgated the
Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the
“Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; and (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing.

Furthermore, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009, or the Archives Rules. The revised Archives Rules came into effect together with the Trial Measures on March 31, 2023. The revised Archives Rules expand their application to cover indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

If
the filing procedures with the CSRC under the Trial Measures are required for any future offerings or any other capital raising activities, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all, and our future offerings will be contingent upon the completion of filing procedures. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities in
any future offerings or any other capital raising activities
, and the securities being offered to substantially decline in value and become worthless.

The approval of and the filing with Cyberspace Administration of China or other PRC government authorities may be required in connection with our future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On June 10, 2021, the
Standing Committee of the National People’s Congress of China (the “
SCNPC
”)
promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On November 14, 2021, the Cyberspace Administration of China (“CAC”) released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, for public comments only with the comment period expired on December 13, 2021. Pursuant to the Data Security Management Regulations Draft, data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) provides that, in addition to operators of critical information infrastructure that intend to purchase Internet products and services, data handlers engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Measures for Cybersecurity Review (2021), a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Measures for Cybersecurity Review (2021) further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry and we do not believe we are among the “operator of critical information infrastructure”, “online platform operators” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021) was newly adopted and the Data Security Management Regulations Draft is in the process of being formulated, it is unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus, we could not assure you that we will not be deemed as the “operator of critical information infrastructure”, “online platform operators” or “data handler” as mentioned above.

As of the date of this Annual Report, we and our PRC Subsidiaries have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and have not received any notice from any authorities identifying any of our PRC Subsidiaries as an operator of critical information infrastructure or requiring us to obtain permissions from any PRC authorities to issue our Class A Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. Uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CAC or other PRC governmental authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing on Nasdaq from the CAC or other PRC governmental authorities. If we are required in the future by the CAC or any other regulatory authority to obtain relevant approval for our listing, we cannot assure you that we will be able to obtain or maintain such approval in a timely manner, or even at all. If we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval in the future, we may face sanctions by the CAC or other PRC regulatory agencies. The CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our listing.

Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. The CAC and other PRC regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from our recent initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”), that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the labor relationships with some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees. We may not pay social insurance and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be required to make up the contributions for these plans as well as late payment penalties and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our recent initial public offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting a substantial portion of our operations in China through our subsidiaries established in mainland China. We may be unable to use the proceeds of our recent initial public offering to grow our business until our PRC Subsidiaries receive such proceeds in the PRC. We may make loans to our PRC Subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in mainland China. Any foreign loans procured by our PRC Subsidiaries is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC Subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied due to the change of PRC’s national macro-control policy) of the net worth of our PRC Subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Subsidiaries are subject to the registration with the
State Administration for Market Regulation (the “
SAMR
”)
in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by SAFE.

In addition, a
foreign invested enterprise (“
FIE
”)
shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective since June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it remains unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our recent initial public offering to our PRC Subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, subject to certain conditions. However, since the SAFE Circular 28 is newly promulgated, its interpretation and implementation in practice are still subject to substantial uncertainties, and it is also unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in mainland China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC Subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from our recent initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

In May 2013, the
Public Company Accounting Oversight Board (the “
PCAOB
”)
announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets (the “PWG”), to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or “Non-Cooperating Jurisdictions” (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Class A Ordinary Shares trading in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report for the year ended December 31, 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Friedman LLP is headquartered in Manhattan, New York, and had been inspected by the PCAOB on a regular basis prior to September 1, 2022 when Friedman LLP combined with Marcum LLP.

Our current auditor, Marcum Asia CPAs LLP, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

Friedman LLP and Marcum Asia CPAs LLP are not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Friedman LLP or Marcum Asia CPAs LLP to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. In addition, under the CAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted by the exchange. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China are subject to the applicable laws and regulations in the PRC. We receive approximately 40% of our revenues in Renminbi. Under our current corporate structure, we may to a significant extent rely on dividend payments from our PRC Subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. The PRC government may at its discretion set restrictions to exchange foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiaries to liability or penalties, limit our ability to inject capital into our PRC Subsidiaries, limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or the SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in mainland China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in mainland China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in mainland China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested or intend to take all necessary measures to require our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC Subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our future acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012 (“SAFE Notices No. 7”), PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations after our company became an overseas listed company. Failure to complete the SAFE registrations for our employee incentive plans may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC Subsidiaries and limit our PRC Subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in mainland China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC Subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC EIT Law and its implementation rules, an enterprise established outside of the PRC with its “
de facto
 management body” within the PRC is considered a “resident enterprise” for PRC income tax purposes and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules to the PRC EIT Law define the term “
de facto
 management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, known as SAT Circular 82, which provides certain specific criteria for determining whether the “
de facto
 management body” of a PRC-controlled enterprise incorporated offshore is located in mainland China. Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “
de facto
 management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “
de facto
 management body” in mainland China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, minutes of board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe the Company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “
de facto
 management body”. If the PRC tax authorities determine that our Company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (the “SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR CLASS A ORDINARY SHARES

A sale or perceived sale of a substantial number of our Class A Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.

All of our executive officers and directors and shareholders of more than 5% of our ordinary shares have agreed not to sell our Class A Ordinary Shares for a period of six months following our recent initial public offering, subject to extension under specified circumstances. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

If our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our shares are delisted from the Nasdaq Capital Market, our shareholders could find it difficult to sell our shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if Class A Ordinary Shares are delisted, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

The market price for the Class A Ordinary Shares may be volatile.

The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our customers or our industry;

•	conditions in the automation and manufacturing business;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other manufacturing companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar and between the Singapore dollar and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding Class A Ordinary Shares; and
•	sales or perceived potential sales of additional Class A Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares
might be
influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 11,690,000 Class A Ordinary Shares have been issued and outstanding
, which include the 1,250,000 free trading Class A Ordinary Shares sold in
our initial public
offering.
Other than the free trading shares, t
he remaining shares
are
“restricted securities” as defined in Rule 144
, which
may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We report under the Securities Exchange Act as a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are
subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. We are
exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

•	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors. As a result, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. We would lose our foreign private issuer status if (1) a majority of our issued and outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We will incur increased costs as a result of being a public company.

As a new public company, we
expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more;

•	the last day of the fiscal year following the fifth anniversary of our initial public offering, which is April 18, 2024 ;

•	the date on which we have, during the previous 3-year period, issued more than US$1 billion in non-convertible debt; or

•	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after our initial public offering in 2024. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and the trading price of our Class A Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

While we intend to manage our business so as to avoid passive foreign investment company (“PFIC”) status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for 2023 or any other future year until after the close of that year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

Because we do not expect to pay dividends in the foreseeable future after our recent initial public offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our recent initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market since we are listed on Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this Annual Report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls.

In response to the material weaknesses identified as of December 31, 2023, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our amended memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our amended memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares, or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A Ordinary Shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of our company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The holder of Class B Ordinary Shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares.

Mr. Wanjun Yao, our chairman of board of directors and chief executive officer, beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 28.06% of our total issued and outstanding share capital and 88.64 % of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Wanjun Yao, our chairman of board of directors and chief executive officer, beneficially holds more than 50% of our total voting power for the election of directors. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Although we currently do not intend to rely on the “controlled company” exemption for at least one year following completion of our recent initial public offering, we could elect to rely on this exemption in the future. In the event that we elect to rely on one or more of these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Item 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

Tungray is an exempted company incorporated with limited liability under the laws of the Cayman Islands on June 1, 2022 with operations conducted primarily through its Singapore Subsidiaries and PRC Subsidiaries.
The Company is a holding company and is currently not actively engaging in any business.

On June 21, 2022, Tungray established three wholly-owned subsidiaries under the laws of the BVI, Tungray Motion, Tungray Electronics and Tungray Intelligent, for the purpose of completing various reorganization transactions:

•
On November 22, 2022, Tungray acquired 100% of the issued and outstanding shares in Tungray Singapore, a Singapore private company limited by shares established on June 21, 2007, through Tungray Motion. Since May 27, 2010, Tungray Singapore, as the sole shareholder, established Tungray Industrial, a company established under the laws of the PRC on May 27, 2010, which owns 70% of the equity interests of Tongsheng Intelligent, a company established under the laws of the PRC on October 25, 2021 (while the other 30% owned by a PRC company of which Mr. Jingan Tang, a Director of the Company owns 80% of the equity interests).

•
On November 22, 2022, Tungray acquired 100% of the issued and outstanding shares in Tung Resource, a Singapore private company limited by shares established on July 9, 1996, through Tungray Electronics. In December 2006, Tung Resource acquired 100% of the equity interests of Tongri Electric, a company established under the laws of the PRC on December 26, 2001. Following the acquisition on November 21, 2022, Tungray indirectly owns 100% of the equity interests in Tongri Electric.

38

•
On July 14, 2022, Tungray Intelligent established a wholly-owned subsidiary Tungray Technology, a Singapore private company limited by shares, which subsequently established Tongsheng Development on August 22, 2022 under the laws of the PRC. On September 28, 2022. Tongsheng Development acquired 100% of the equity interests in Qingdao Tungray Intelligent, following which Tungray indirectly owns 100% of the equity interests in Qingdao Tungray Intelligent.

On June 1, 2022, the Company had 1 ordinary share issued and outstanding, which was re-classified and re-designated into 1 Class A Ordinary Share on September 29, 2022. On September 29, 2022, the Company issued a total of 10,439,999 Class A Ordinary Shares to eleven shareholders and 4,560,000 Class B Ordinary Shares to one shareholder. Following the abovementioned reorganization transactions and issuance of shares, the Company had a total of
11
shareholders owning an aggregate of 11,690,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares, and was under common control of prior shareholders of its operating companies before the reorganization.

On January 9, 2024 and March 6, 2024, Tungray Singapore, our wholly-owned subsidiary, acquired 20% and 13% of the equity interests, respectively, in Xi’an Tongri Intelligent Industrial Technology Co., Ltd. (“Xi’an Tongri”), a wholly foreign owned enterprise established under the laws of the PRC on June 25, 2023, from Weilai (Singapore) Pte. Ltd. (“Weilai”), an entity owned by the wife of Wanjun Yao, our Chairman and Chief Executive Officer. While the consideration for the 33% of the equity interests in Xi’an Tongri was $nil according to the transfer agreement between Tungray Singapore and Weilai, Tungray Singapore agreed to pay Xi’an Tongri a capital contribution of $3.3 million, which is 33% of the total registered capital of Xi’an Tongri. As of the date of this Annual Report, Tungray Singapore has made $1.0 million capital contribution payment to Xi’an Tongri. As of the date of this Annual Report, Xi’an Tongri has not started substantive business operations. Due to our minority ownership in such entity and its lack of business operation, Xi’an Tongri is not treated as a consolidated subsidiary.

On April 18, 2024, the Company completed its initial public offering of
1,250,000
Class A Ordinary Shares (the “IPO”). The Class A Ordinary Shares were sold at an offering price of $
4.00
per share, generating gross proceeds of approximately $
5.0
million, before deducting underwriting discounts and other related expenses payable by the Company. The registration statement relating to the IPO also covered
62,500
Class A Ordinary Shares issuable upon the exercise of warrants issued to the lead underwriter in the IPO. The warrants have an exercise price of $
4.8
and may be exercised on a cashless basis. Our Class A Ordinary Shares began trading on the Nasdaq Capital Market on April
18
, 2024 under the ticker symbol “TRSG”. As of the date of this Annual Report, the Company has a total of
11,690,000
Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares issued and outstanding.

Our Corporate Structure

The following
diagram
summarize our corporate legal structure
*
and identify our consolidated subsidiaries that are wholly-owned or majority-owned by us as of the date of this Annual Report.

* The diagram only includes our consolidated subsidiaries that are wholly-owned or majority-owned by us.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “
Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders
.”

Material Licenses and Permits

Our operations in Singapore are governed by Singapore laws and regulations. We believe that the Company and the Singapore Subsidiaries have received all requisite permissions and approvals from the Singapore government authorities that are material for our business operations currently conducted in Singapore. Neither have we nor our Singapore Subsidiaries received any denial of permissions for our business operations currently conducted in Singapore. In addition, we believe that we and our Singapore Subsidiaries are currently not required to obtain permission from any of the Singapore authorities to issue our Class A Ordinary Shares to foreign investors, or list and trade of our Class A Ordinary Shares on Nasdaq.

Our operations in China are governed by PRC laws and regulations.
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce of China (the “MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. As of the date of this Annual Report, according to our understanding of the current PRC law, rules and regulations, the CSRC’s approval under the M&A Rules is not required for the listing and trading of our Class A Ordinary Shares on Nasdaq as the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our recent initial public offering
are subject to the M&A Rules.

However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us
.
We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, and would likely cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our recent initial public offering
from the CSRC, the CAC or other PRC governmental authorities. Notwithstanding the foregoing, on February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing. Without relying on any opinions of counsel, we do not believe that we are required to obtain the approval of our IPO from the CSRC based on the facts that (1) we do not meet the explicit conditions set out in the Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; and (2) the majority of our operations are not in the mainland China. However, as the Trial Measures were newly published, there are substantial uncertainties as to the implementation and interpretation and the CSRC may take a view that is contrary to our understanding of the Trial Measures because the Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. To reduce such uncertainties under the Trial Measures for our listing on Nasdaq Capital Market, we voluntarily submitted our filling application documents of our initial public offering to the CSRC on July 26, 2023, and the CSRC published the notification on our completion of the required filing procedures on November 14, 2023 for our initial public offering
. However, i
f the filing procedures with the CSRC under the Trial Measures are required for any future offerings or any other capital raising activities, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all, and our future
offerings will be contingent upon the completion of filing procedures. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities in any future offerings or any other capital raising activities
. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China.”

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

Tungray is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through our Singapore Subsidiaries and PRC Subsidiaries. We are permitted under Singapore laws and regulations to provide funding to Singapore Subsidiaries through debt or equity contributions, and provided any applicable government registration and approval requirements have been satisfied. We are permitted under PRC laws and regulations to provide funding to PRC Subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC Subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China
— The transfer of funds or assets between Tungray and its subsidiaries is subject to restrictions
.”

Neither Tungray or its subsidiaries has cash management policies dictating how funds are transferred, and each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.

In November 2022, the Company’s subsidiaries, Tungray Singapore and Tung Resource, declared dividends in the amounts of
S$2,500,000
(approximately $1.8 million) and
S$
3,500,000 (approximately $2.6 million), respectively. Other than the aforementioned dividend payments by two subsidiaries of the Company, as of the date of this Annual Report, there were no cash flows including all dividends, transfer and distribution between Tungray and its subsidiaries; and there has been no dividend or distributions made between U.S. investors, other investors and any of the Company’s entities. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China
— The transfer of funds or assets between Tungray and its subsidiaries is subject to restrictions.
”

Cash proceeds raised from overseas financing activities may be transferred by Tungray to the BVI subsidiaries, and then transferred to their respective Singapore Subsidiaries, and then transferred to the respective PRC Subsidiaries, as capital contribution and/or shareholder loans subject to applicable regulatory approvals, as the case may be, respectively.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, unless we receive proceeds from future offerings, we will be dependent on receipt of funds from our BVI subsidiaries, which will be dependent on receipt of dividends from their respective Singapore Subsidiaries, which will be dependent on receipt of payments from their respective PRC Subsidiaries in accordance with the laws and regulations of the PRC.

Tungray’s ability to distribute dividends is based upon its distributable earnings. Each Singapore Subsidiary’s ability to distribute dividends is based on whether it has any profits available for distribution. If we decide to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our principal subsidiaries in Singapore and mainland China. The distributed dividends from our PRC Subsidiaries will be made to our Singapore Subsidiaries in accordance with the laws and regulations of the PRC, and then Singapore Subsidiaries will transfer the dividends to Tungray and subsequently to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and the remittance of currency out of mainland China which may restrict our PRC Subsidiaries’ ability to transfer cash from our PRC Subsidiaries to our other non-PRC entities. To the extent cash is generated in our PRC Subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in mainland China and held by PRC Subsidiaries, the assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. In addition, the PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Each of such entity in mainland China may also set aside a portion of its after-tax profits to fund an optional reserve, although the amount to be set aside, if any, is determined at the discretion of its board of shareholders. The reserves can be used, cover losses made in past years and enhance the company’s productivity and expand its business, however, a company’s capital reserve shall not be used to cover the company’s losses. In addition, the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by mainland China companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

Therefore, in the event that our PRC Subsidiaries were to remit foreign currency payments out of mainland China in the future, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits in the mainland China, if any. Furthermore, if any of our subsidiaries incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments.

Our subsidiaries in Singapore and mainland China generally plan to generate and retain cash generated from operating activities and re-invest it in our business. Other than the dividend payments of
S$
2,500,000 (approximately $1.8 million) and
S$
3,500,000 (approximately $2.6 million) by Tungray Singapore and Tung Resource, two subsidiaries of the Company, respectively in November 2022, as of the date of this Annual Report, none of our Singapore and PRC Subsidiaries have paid any dividends to their respective parent companies. Based on our understanding of the BVI laws and regulations, as at the date of this Annual Report, there is no restriction on the transfer of capital within, into and out of BVI. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China —
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business
.”

Controlled Company

Our issued and outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, and holders of Class B Ordinary Shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of our company. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder of Class B Ordinary Shares at any time. Class A Ordinary Shares is not convertible into Class B Ordinary Shares under any circumstances.

Mr. Wanjun Yao, our Chairman and Chief Executive Officer, beneficially owns 3,660,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares through three entities controlled by him, and is able to exercise approximately
88.64
% of the total voting power of our issued and outstanding share capital. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Yao holds more than 50% of the voting power for the election of directors.

For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemption for at least one year after our IPO, we could elect to rely on this exemption in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, as a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. For a detailed description of the risks associated with our dual-class structure, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Class A Ordinary Shares —
Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial
” on page
37
of this Annual Report, and “Item 3. Key Information - D. Risk Factors - Risks Related to Our Class A Ordinary Shares
— Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares
.” on page
37
of this Annual Report.

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the PRC Company Law, which was amended and promulgated by the
Standing Committee of the
SCNPC on October 26, 2018 and came into effect on the same day. FIEs must also comply with the PRC Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this Annual Report, 100% of the equity interests of each of Tungray Industrial, Tongri Electric and Tongsheng Development are entirely and directly held by our company through our Singapore Subsidiaries, Tungray Singapore, Tungray Resource and Tungray Technology, respectively. Although Tongsheng Intelligent and Qingdao Tungray Intelligent are not directly held by foreign investors, Tungray Singapore and Tungray Technology indirectly hold all or part of the equity interests of them. Therefore, each of Tungray Industrial, Tongsheng Intelligent, Tongri Electric, Tongsheng Development and Qingdao Tungray Intelligent should be regarded as a foreign-invested enterprise and comply with both the PRC Company Law and other applicable foreign investment laws.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•
being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are
subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

•	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•
we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Our principal executive offices are located at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933. Our telephone number at this address is +65 6636 9820. Our registered office in the Cayman Islands is currently located at the office of Harneys Fiduciary (Cayman) Limited, 4 th
Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

B.
Business Overview

Overview

Our Company

We are an engineer-to-order (“ETO”) company that provides customized industrial manufacturing solutions to Original Equipment Manufacturers (“OEMs”) in the semiconductors, printers, electronics, and home appliances sectors. As an ETO company, we take pride in our ability to design and build solutions that fulfil our customers’ unique specifications.

Our capabilities in this field are the result of more than a decade of experience in completing various ETO projects. We mainly generate revenues through customized industrial manufacturing solutions, direct drive and linear direct current (“DC”) motors and induction welding equipment manufacturing. During the year ended December 31, 2023, 82%, 6%, and 12% of our revenues were generated from these three business lines, respectively. During the year ended December 31, 2022, 78%, 9%, and 13% of our revenues were generated from these three business lines, respectively. During the year ended December 31, 2021, 76%, 10%, and 14% of our revenues were generated from these three business lines, respectively.

Singapore is the main development and manufacturing location while we also have manufacturing bases in China, namely Qingdao and Shenzhen. During the year ended December 31, 2023, 62.9% and 37.1%, during the year ended December 31, 2022, 64.4% and 35.6%, and during the year ended December 31, 2021, 61.1% and 38.9%, of our revenues were generated from Singapore and China, respectively.

Our customers include industry-leading OEMs in the printer, electronics in Singapore and home appliance manufacturing sectors in China.

1. Customized Industrial Manufacturing Solutions

We provide customized industrial manufacturing solutions through our two subsidiaries in Singapore, Tung Resource and Tungray Singapore, and one subsidiary in China, Tungray Industrial.

Our two Singapore subsidiaries mentioned above and Tungray Industrial work hand-in-hand to deliver customized solutions for our customers. We offer comprehensive ETO services to design, build and assemble industrial manufacturing solutions that are used for various quality control, product manufacturing and product testing processes. We leverage on our approximately 20 years of experience in motor control, sensor technologies, computer vision and overall product design to produce solutions that can meet the given specifications from our customers. Our Singapore Subsidiaries serve as the primary location for our core activities such as research, development and assembling of solution prototypes, while Tungray Industrial provides manufacturing support for necessary component productions or deliver certain high-volume solution manufacturing purchases. Our Singapore Subsidiaries are the main customer service point-of-contact for our non-Chinese market, such as Singapore and the Southeast Asia markets, while our Shenzhen subsidiary serves as a customer service point-of-contact for the Chinese market.

2. Direct Drive and Linear DC Motors

Qingdao Tungray Intelligent designs and manufactures industrial-grade direct drive and linear DC motors. We also have ETO capabilities to provide customized motion platform solutions to suit the needs of our customers.

Our direct drive motors do not require any gears for speed and torque manipulation as they can directly manipulate both parameters over a wide range of values. These motors are used, for example, in the solar panel assembly lines to turn and transport semi-completed products between different manufacturing processes.

Our motion platforms offer two degrees of freedom to move independently in the X and Y axis, thereby eliminating the need for any belt or gears. These high precision platforms require two linear DC motors and are mainly used in the glue application and laser cutting machines, in which precise movements in X and Y directions are required.

Through our in-house R&D and manufacturing teams, we have accumulated extensive knowledge in direct drive and linear DC motors. We currently have several patented technologies that are used in the manufacturing of our motors. We currently offer our customers the following product lines – Tungray Drive B (“TDB”) Series, Tungray Core (“TC”) Series, Tungray “U” Type (“TU”) Series, Tungray Linear Series (“TLS”) standard linear modules. We also offer our customers ETO solutions in the form of high precision motion platforms. Finally, we also have compatible control modules for our motors to maximize its performance.

3. Welding Equipment

Tongri Electric, our subsidiary in Qingdao, PRC, specializes in the design and manufacturing of self-contained, high-frequency induction welding equipment.

Tongri Electric manufactures manual and automatic induction welding equipment that is mostly used in the production of refrigerators, air conditioners and heat pump clothes dryers. For our operator-attended products lines, our TB, TP, TD and TI series induction welding units are designed with full enclosures that enhances production safety. They also feature programmable logic controllers (“PLC”) and human machine interfaces (“HMI”) for ease of use.

Our automatic induction welding units are equipped with patented machine vision technologies (2019SR0205465 and 2019SR0208252) to recognize and track metal tubes endings, before sending welding commands to the actuators for welding tip movements and subsequent induction welding. Our induction welding units are used by many Chinese home appliance OEMs in air conditioning, refrigerators and heat pump clothes dryer sectors.

Competition

The industries of ETO customized industrial manufacturing solutions, direct drive and linear DC motors and induction welding equipment, are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete with manufacturers and other solution providers globally. Some of these competitors are large, well-capitalized companies with significantly greater market share and resources than we have. As a consequence, they are able to spend more on product development, marketing, sales and other product initiatives than we can.

1. Customized Industrial Test and Tooling Solutions

In the ETO industrial manufacturing solutions market, we believe Sigma Design & Engineering Pte Ltd is our main competitor. The company provides similar ETO solutions and competes with us in similar industries. In addition to the North American markets, they have a presence in the regional and the Chinese market with a large employee size of about 400. We believe this competitor also has equally strong capabilities in coming up with customized solutions. However, we believe our edge lies in lead time and cost control, two of the important features of an ETO solution provider. We rely on our component knowledge and design experience to help us reduce lead time and finalize project designs. Cost savings from time savings are also shared with our customers by means of reasonable price tags.

2. Direct Drive and Linear DC Motors

The market for direct drive and linear DC motors is characterized by many individual companies of different capabilities. We believe Qingdao Zhihe Precision Technology Co., Ltd. and Yokokawa Robotics (Shenzhen) Co., Ltd. are our competitors as both have similar scale of operations and offer similar products. Moreover, our product application industries and that of our competitors overlap mainly in the 3C, and laser welding industries. However, we believe our competitors are focused on a narrower product range and that our competitive edge lies in our diverse product offerings and our ETO abilities. When it comes to ETO, high precision motion platforms solutions, we believe our experience in this area helps to differentiate ourselves from our competitors.

3. Induction Welding Equipment

In the manual induction welding equipment market, we believe Xiamen Inker Induction Co., Ltd. is our main competitor. The company is the Chinese subsidiary of the Incoil Induktion AB from Sweden. Some of their manual induction welding units are directly imported from Sweden and have similar performance parameters as ours. In terms of price, their products are on par with us, posing as a formidable competitor. However, we believe our competitive edge lies in our responsive after sales services. We have a team of service engineers that responds to our customers’ requests within 24 hours. This ensures their needs can be attended and resolved expeditiously.

Xinchang Kechuang Automation Equipment Co., Ltd. is our major competitor in the automatic induction welding equipment market. The company initially focused on the R&D of automatic flame-type welding equipment but has recently started to also offer automatic induction welding equipment. We believe one of the reasons for their competitive edge is their lower per unit cost. However, we have since move up the value chain by offering induction welding equipment with higher levels of automation using robotic arms, machine visions algorithms etc. We believe this helps us to differentiate our products. Additionally, we also increase our competitiveness by offering our customers with more technologically advanced equipment that is vital in the age of Industry 4.0, which conceptualizes rapid change to technology, industries, and societal patterns and processes due to increasing interconnectivity and smart automation.

Marketing and Sales

We market and sell our products through our direct sales force that is made up of our own employees.

As of the date of this Annual Report, we have a direct sales and marketing team of 11 personnel. Our sales team provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way. They also coordinate with our suppliers to ensure the timely delivery of any required components.

The compensation package for our sales team generally includes fixed base salaries. Sales employees of Qingdao Tungray Intelligent also receive commissions based on the revenues or collection they achieve. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Research and Development (“R&D”)

We invest in R&D efforts that advance our technology with the goal to expand new products and improve upon our existing product offerings. Our R&D expenses totalled approximately $0.8 million, $0.8 million and $0.7 million, for the years ended December 31, 2023, 2022 and 2021, respectively. R&D expenses mainly consist of applicable personnel, design, sample manufacturing and materials expenses. As of the date of this Annual Report, we have a total of 34 employees in the R&D department. In the future, we expect R&D expenses to increase as we continue to develop new products, and enhance existing products and technologies.

By continuously upgrading and improving products and technologies that are tailored to our customers’ requirements, we have further strengthened our customer’s loyalty.

As of the date of the Annual Report, we have 50 registered patents, all registered within the jurisdiction of the PRC. Below is a list of key patents for our induction welding and motor product lines:

Induction Welding Equipment

No.	Registration Number	Patent Title	Applicant	Country of Registration	Registration Date	Publication Date	Expiry Date
1	CN201510742699.3	High Frequency Induction Soldering Machine			November 5, 2015	October 3, 2017	Nov 4, 2035
2	CN201210456541.6	High Frequency Induction Soldering Tip			November 14, 2012	March 30, 2016	Nov 13, 2032
3	CN2022211760713	Circuit for Testing of High Voltage Direct Current Signals	Tongri Electric and Qingdao Tungray	China	May 11, 2022	December 27, 2022	May 10, 2032
4	CN201510176398.9	Al-Al Tube Induction Welding Tip	Intelligent		April 15, 2015	March 1, 2017	April 14, 2035
5	CN201210485842.1	Automatic Temperature Measuring and Solder Feeding High Frequency Welding Machine			November 26, 2012	May 20, 2015	Nov 25, 2032

6	CN201520874506.5	High Frequency Induction Welding Machine with Built-In Cooling Equipment	Tongri Electric	November 5, 2015	May 25, 2016	Nov 4, 2025
7	CN202022597465.3	Linear Table Type Automatic Welding Equipment		November 11, 2020	July 6, 2021	November 10, 2030
8	2019SR0205465	Automatic Localization Software for Induction Welding Machines	Qingdao Tungray Intelligent.	January 10, 2019	March 4, 2019	January 9, 2069
9	2019SR0208252	Intelligent Robotic Induction Welding Control Software		January 10, 2019	March 4, 2019	January 9, 2069
10	2021SR1375083	Management System for Continuous Project Tracking and Management		July 31, 2021	September 14, 2021	July 30, 2071
11	CN201210457568.7	High Frequency Induction Soldering Tip	Tongri Electric	November 15, 2012	January 6, 2016	November 14, 2032
12	CN201610082264.5	Method to Install Induction Welding Protection Helmet		February 5, 2016	June 5, 2018	February 4, 2036
13	CN201210457848.8	High Frequency Induction Soldering Tip		November 15, 2012	March 30, 2016	November 14, 2032
14	CN201610082264.5	Method to Install Induction Welding Protection Helmet		February 5, 2016	June 5, 2018	February 4, 2036

15	CN202021480086.X	Al and Cu Capable Welding Tip	Qingdao Tungray Intelligent.	July 24, 2020	May 11, 2021	July 23, 2030
16	CN201521132604.8	Ventilation Device for High Frequency Induction Welding		December 30, 2015	August 3, 2016	December 29, 2025
17	CN201620139005.7	Automatic Induction Welding System for Refrigeration Tubes		February 24, 2016	September 7, 2016	February 23, 2026
18	CN201520877066.9	Bonding Tool for Induction Welding		November 5, 2015	March 30, 2016	November 4, 2025
19	CN201520874510.1	Induction Welding Tip with High Silver Content	Tongri Electric	November 5, 2015	August 3, 2016	November 4, 2025
20	CN201520874494.6	New Type of Induction Welding Tool		November 5, 2015	March 30, 2016	November 4, 2025
21	CN201520874495.0	Connector for Welding Induction Equipment		November 5, 2015	March 30, 2016	November 4, 2025
22	CN201620117065.9	Protection Sheath for Induction Welding Tip		February 5, 2016	September 21, 2016	February 4, 2026
23	CN201521133011.3	Automatic Feeder for Handheld Induction Welding Tool		December 30, 2015	August 10, 2016	December 29, 2025
24	CN202121860534.3	Vision-Based Welding Index Table	Qingdao Tungray Intelligent	August 10, 2021	March 22, 2022	August 9, 2031

Motors

No.	Registration Number	Patent Title	Applicant	Country of Registration	Registration Date	Publication Date	Expiry Date
1	CN201620975308.2	Interlocking Control Mechanism of Ball Bearing Mounted, Multi-threaded Drive Shaft	Qingdao Tungray Intelligent	China	August 30, 2016	February 22, 2017	August 29, 2026
2	CN202121775886.9	Assembling Device for Automatic Adjustment of Encoders			August 2, 2021	March 22, 2022	August 1, 2031
3	CN202122029194.6	Method of Assembly for Installation of Magnetic Strips			August 26, 2021	March 22, 2022	August 25, 2031
4	CN202121775663.2	Method of Winding for Asymmetric Wire Core			August 2, 2021	March 22, 2022	August 1, 2031
5	CN2022209479100	Location Adjustment Device Based on Hall Effect			April 22, 2022	December 31, 2022	April 21, 2032
6	CN202221548822X	Electric Motor Based on Double Rotating Light Curtains			June 21, 2022	November 29, 2022	June 20, 2032
7	CN2020107208858	Porous Location Tool for Liquid Dispensing			July 24, 2020	August 12, 2022	July 23, 2040

ETO Solutions

No.	Registration Number	Patent Title	Applicant	Country of Registration	Registration Date	Publication Date	Expiry Date
1.	CN218556182U	A Printer Ink Tube Adapter Insertion Device			September 22, 2022	March 3, 2023	September 21, 2032
2.	CN218533501U	An Automatic Assembly Equipment for Printer Swing Arm			October 31, 2022	February 28, 2023	October 30, 2032
3.	CN218313268U	A Printer Y-type Connector Tube Insertion Jig			September 22, 2022	January 17, 2023	September 21, 2032
4.	CN218195412U	A Printer Ink Tube Splitting and Cutting Device			September 22, 2022	January 3, 2023	September 21, 2032
5.	CN202023096603.6	Tool for Cutting Soft Tubes			December 21, 2020	September 3, 2021	December 20, 2030
6.	CN202023148567.3	Manufacturing Jig for Star-Shaped Rollers	Tungray Industrial	China	December 23, 2020	August 24, 2021	December 22, 2030
7.	CN202023148568.8	Assembly Jig for Star-Shaped Rollers			December 23, 2020	August 24, 2021	December 22, 2030
8.	CN202023046509.X	Automatic Roller Assembly Device			December 17, 2020	August 24, 2021	December 16, 2030
9.	CN202020969468.2	Automated Fabrication Device for Li Ion Battery Protection Boards			June 1, 2020	April 27, 2021	May 31, 2030
10.	CN202021313220.7	Digital, Automated Testing Device			July 7, 2020	April 20, 2021	July 6, 2030

11.	CN202021649497.7	Semi Conductor Package Testing Device	August 11, 2020	April 13, 2021	August 10, 2030
12.	2021SR0102189	Recognition Software for Printer Models, Bar Codes and Colors	September 5, 2020	January 19, 2021	September 4, 2070
13.	2021SR0102188	Control Software for Automated Printer Label Pasting	October 21, 2020	January 19, 2021	October 20, 2070
14.	2021SR0025175	Machine Vision System for Multiple Printer Testing and Analysis	June 13, 2020	January 6, 2021	June 12, 2070
15.	2021SR0025174	Machine Vision System for Single Printer Testing and Analysis	May 8, 2020	January 6, 2021	May 7, 2070
16.	CN201610490450.2	Mounting Method and Device for Metallic Star Wheels	June 28, 2016	March 30, 2018	June 27, 2036
17.	CN201510374480.2	Installation Method and Device Star Gears and Spring-Loaded Shafts	June 30, 2015	December 29, 2017	June 29, 2035
18.	CN201610489987.7	Installation Method and Device Plastic Gears	June 28, 2016	April 17, 2018	June 27, 2036
19.	CN201520459652.1	Equipment for Assembling Star Gears, Spring-Loaded Shafts and	June 30, 2015	May 11, 2016	June 29, 2025

We believe our ability to rapidly develop innovative products is attributable to the dynamic product innovation process that we have implemented, the versatility and leveragability of our core technology and the management philosophy behind that process.

Competitive Strengths

Most of our customers are market-leading OEMs in their respective industries that value quality, reliable and cost-effective products. Over the years, we have established ourselves as a reputable company that excels in product quality and service excellence. We believe the following strengths contribute to our success and are the differentiating factors that set us apart from our peers in the areas of ETO customized industrial manufacturing solutions, induction welding, direct drive and linear DC motors.

1. ETO Customized Industrial Manufacturing Solutions

•
Established Engineering Capabilities –
Our engineering capabilities, accumulated through the hundreds of projects we complete each year, enable us to offer our customers tailor-made solutions that address their unique needs.

•
High-Cost Effectiveness –
The internal cost control system that we have established plays a vital role in managing costs. We pass down these cost savings by offering our customers with solutions at attractive prices that are unavailable in the standard, off-the-shelf market.

•
Expertise in Components Used and Solution Design –
Our engineers have extensive knowledge on a wide range of sensors, motors, raw materials, including their dimensions and performance parameters. They rely on such expertise to select the best component and material to satisfy the designed functions.

•
Short Lead Time –
Many of our customers are market-leading OEMs that are very sensitive to lead time. We complement our engineering capabilities with an agile workflow that reduces overall solution lead time.

2. Direct Drive and Linear DC Motors

•	Quality Assurance – We have full control over the quality of our motors because each motor is designed, manufactured, and tested in-house.
•	Patented Technologies – We have implemented many patented technologies in the manufacturing of our motors.
•
Comprehensive product line –
Our customers use our products in manufacturing activities that require high throughput and high precision such as 3C manufacturing and voltaic transports. To ensure their requirements are met, we offer our customers a wide range of motors, modules, compared to traditional motor manufacturers that might only provide stand-alone sales of motors.

54

•
Service commitment –
With our deep product knowledge, we help our customers pick motors that best suit their needs. We reduce the project lead time of our customers by providing them with a complete working solution with our motors. We also offer a nationwide quick response service to ensure fast troubleshooting and resolution of any product-related problems.

•	Strong Customer Relationship – Based on quality product and service excellence, we have built strong relationship with many of our customers .

3. Induction Welding Equipment

•
Comprehensive Product Line –
We offer our customers a comprehensive line of products that covers the manual and fully automatic induction welding spectrum and include a wide range of self-contained, single welding units. We have also developed a new series of fully automated welding stations that use our patented technologies and increase welding efficiency.

•	Patented Technologies – We have patented numerous welding technologies that are used in our products.
•	Strong Customer Relationship – Over the years, we have built a strong relationship with our customers, which helps us maintain direct access to decision-level makers of our customers.

Growth Strategies

Our goal is to increase our market share and product offerings by leveraging the geographical and technological advantage of our Singapore headquarters. In order to achieve this growth, we plan to:

•	Expand our sales in ASEAN countries

We believe the demand for smart manufacturing solutions will remain strong in the region, as companies take advantage of the relative low cost of labor and large customer base found in the region. We intend to expand our sales in ASEAN countries by strategically setting up dedicated business units in emerging economies such as Vietnam and Thailand. We believe these dedicated business units can better cater to the unique manufacturing activities (automobile manufacturing for Thailand and general electronics manufacturing for Vietnam) of these countries. Meanwhile, we expect our Singapore headquarter to continue to provide strong technical and manufacturing support to these business units in their respective countries.

•	Continue to invest in R&D and technology innovations

We intend to continue to invest in R&D and technology innovations to enhance our capabilities of providing ETO solutions. In the age of disruptive technologies, we expect the industry to adapt quickly to stay relevant. We take pride in offering our customers with ETO solutions that can meet their requirements and we believe our continuous investment in R&D and technology innovations will allow us to keep up with technological changes. By offering our customers with the latest, viable ETO solutions, we also expect to secure our growth in the long run.

•	Develop and recruit employees

We believe our employees are our biggest asset. We intend to support our growth strategies with human resource investment, specifically through talent recruitment and employee development. Talent recruitment can help us to complement the current experience accumulated by our employees in customization, product design and production methodologies, while employee development can sharpen the knowledge of our current employees in the field of ETO solutions, motor and welding equipment design.
•	Grow sales volume from current customers

We believe our strong customer base in Singapore and China can be further strengthened, thus increasing our sales. We could offer additional, value-added solutions to help them to achieve their various goals in smart manufacturing. On top of our current warranty services, we expect such solutions to better meet demands of manufacturing efficiencies in the age of Industry 4.0.

•	Pursue strategic acquisitions

To complement our technology and our growth, we may pursue strategic acquisitions with companies that fit into our overall growth strategy. We believe such acquisitions could help us to expand the usage of our products or solutions. Additionally, such acquisitions could also provide greater access to our target markets outlined in our general growth strategy.

Facilities

Our headquarters and executive offices are located in Singapore and consist of approximately 430 square meters (approximately 4,628 square feet) of office space and 1,200 square meters (approximately 12,917 square feet) of factory facility. We own all of our offices and factory facilities in Singapore. In addition to our headquarters in Singapore, we own about 2,300 square meters (approximately 24,757 square feet) of office and production space and lease about 6,000 square meters (approximately 64,583 square feet) of office and production space in the PRC. The office and factory space in the PRC are all in Shenzhen and Qingdao. Rent expenses amounted to $
0.2
million, $0.4 million and $0.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. The facilities in land-scarce Singapore are fully owned, this shield us from possible increment in leasing costs in the foreseeable future.

Below is a list of our facilities:

Facility	Address	Space (m 2 )	Own or Lease
Headquarter Office	31 Mandai Estate #02-01 Innovation Place Tower 4 Singapore 729933	423	Own
Factory (Singapore)	31 Mandai Estate #02-10 Innovation Place Tower 4 Singapore 729933	718	Own
Factory (Singapore)	39 Woodlands Close #01-07 Singapore 737856	477	Own
Office (Shenzhen)	Block 1, Level 4, Zi Yin Industrial Park, 38 Jie Jia Bao Road, Bao An District, Shenzhen, PRC	50	Lease
Factory (Shenzhen)	Block 1, Level 1, Zi Yin Industrial Park, 38 Jie Jia Bao Road, Bao An District, Shenzhen, PRC	750	Lease
Office (Qingdao)	69 San Cheng Road, Nan Cun County, Qingdao, PRC	406	Own
Factory (Qingdao)	69 San Cheng Road, Nan Cun County, Qingdao, PRC	1,894	Own
Office (Qingdao)	28 Bing He Bei Road, Nan Cun County, Qingdao, PRC	1,504	Lease
Factory (Qingdao)	28 Bing He Bei Road, Nan Cun County, Qingdao, PRC	4,045	Lease

Employees

As of the date of this Annual Report, we have a total of 170 full-time employees, as follows:

Function/Department	Singapore	China	Total
Management	5	16	21
Sales and Marketing	3	8	11
Research and Development	9	25	34
Production	21	59	80
Finance, Procurement and Auxiliary Support	3	21	24
Total	41	129	170

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by laws and regulations in Singapore and China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In Singapore, the Central Provident Fund (“CPF”) has been implemented under the Central Provident Fund Act 1953 of Singapore, which is a mandatory social security savings scheme funded by contributions from the relevant employers and employees. In this regard, employers are required to make monthly CPF contributions (capped at a maximum amount) to employees who are Singapore citizens or Singapore permanent residents.

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

We are subject to all relevant laws and regulations of Singapore and PRC and may be affected by policies which may be introduced by their respective governments from time to time. We have identified below the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies.

As of the date of this Annual Report, except as disclosed in this Annual Report and to the best of our knowledge after due inquiry, we are not in breach of any explicit provisions of respective laws or regulations in Singapore and the PRC applicable to our business operations that would materially affect our business operations, and we are in compliance with all the explicit provisions of applicable laws and regulations of Singapore and the PRC that are material to our business operations. The Company may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Singapore Regulation

Workplace Safety and Health Act 2006 of Singapore (the “WSHA”)

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include, but are not limited to: (i) providing and maintaining for employees a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work; (ii) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (iii) ensuring that employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (iv) developing and implementing procedures for dealing with emergencies that may arise while those employees are at work; and (v) ensuring that employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

Under the WSHA, the Commissioner for Workplace Safety and Health (“Commissioner”) may serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

Workplace Safety and Health (Incident Reporting) Regulations (the “WSHIR”)

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable but no later than 10 days after the accident, submit a report to the Commissioner.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace on or after September 1, 2020, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner of the accident within 10 days after the date the employer first has notice of the accident.

Work Injury Compensation Act 2019 of Singapore (“WICA”)

WICA provides that if any employment personal injury by accident arises out of and in the course of the employment is caused to an employee, the employer shall be liable to pay compensation in accordance with the provisions of WICA. Any employer who fails to insure himself in accordance with WICA shall be guilty of an offence and shall be liable to, on conviction, a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

In this regard, certain of our Singapore Subsidiaries have obtained contracts for insurance in accordance with WICA, the current terms of which expire in the second half of 2024.

Employment Act 1968 of Singapore (the “Employment Act”)

The rights of all employees employed under a contract of service with our subsidiaries are governed under the Employment Act in particular, their rights to annual leave, sick leave and maternity leave, amongst others. In respect of (a) workmen who receive salaries not exceeding S$4,500 a month and (b) employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month, the Employment Act governs additional aspects of their conditions of service such as hours of work, overtime and rest day, amongst others.

Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”)

The employment of foreign workers in Singapore is governed by the EFMA and regulated by MOM. In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a)	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and
(b)	on a second or subsequent conviction:
(i)
in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; and

(ii)	in any other case, be punished, with a fine not less than S$20,000 and not more than S$60,000.

There are various employment passes available for foreign workers, namely, “Work Permits”, “S Passes” and “Employment Passes”. While there is no minimum qualifying salary for Work Permit holders, the minimum qualifying salary for new S Pass applications is currently $3,150 (for all sectors except financial services) and S$3,650 (for financial services sector) respectively and for new Employment Pass applications it is currently S$5,000 (for all sectors except financial services) and S$5,500 (for financial services sector) respectively. In addition to the prevailing minimum qualifying salary, applicants for Employment Passes shall satisfy the points-based Complementarity Assessment Framework (COMPASS).

The number of Work Permit and S Pass holders a company can hire in Singapore is limited by a quota (or dependency ratio ceiling) and subject to sector-specific limitations, including conditions for source countries or regions, age when applying and maximum period of employment. The dependency ratio ceiling for migrant workers holding Work Permits hired by a company within the services sector in Singapore is currently 35% of the total workforce, and within the manufacturing sector in Singapore, 60% of the total workforce. The dependency ratio ceiling for S Pass holders is capped at 10% of a company’s total workforce in the services sector and 15% in the construction, manufacturing, marine shipyard and process sectors, which will be counted within the Work Permit quota of a company.

The employment of foreign workers is also subject to the payment of levies. Companies which hire close to the maximum quota are required to pay higher levies. Currently the Company pays levies between S$250 and S$950 per month for each Work Permit holder, and between S$550 and S$650 per month for each S Pass holder.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 (the “TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

PRC Regulation

We operate part of our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including but not limited to the
State Administration of Foreign Exchange
(the “SAFE”), the
Ministry of Commerce of China
(the “MOFCOM”), the NDRC, the SAMR, formerly known as the State Administration for Industry and Commerce of the PRC (the “SAIC”), and their respective authorized local counterparts.

This section sets forth a summary of the significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the PRC Company Law, which was amended and promulgated by the SCNPC on October 26, 2018. However, on December 24, 2021, the SCNPC issued the Company Law of the PRC (Draft for Comments) (the “Draft Revised Company Law”) for public comments with the comment period expired on January 22, 2022. The Draft Revised Company Law further stipulates on the establishment and dissolution of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. As of the date of this Annual Report, the Draft Revised Company Law has not yet gone into effect. FIEs shall also be governed by the PRC Company Law, with exceptions as specified in foreign investment laws.

The Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, was promulgated by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the State Council promulgated the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, or the FIE Implementing Regulation, which became effective on January 1, 2020 and replaced the implementation rules of each of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The FIE Implementing Regulations strictly implements the legislative principles and purpose of the Foreign Investment Law, emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued the Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020, which applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger and division of enterprises.

The PRC Foreign Investment Law and the FIE Implementing Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and NDRC, which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the Encouraged Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The current Encouraged Catalog was promulgated by MOFCOM and NDRC on December 27, 2020 and became effective on January 27, 2021 and the current Negative List is the 2021 Negative List, promulgated by MOFCOM and NDRC on December 27, 2021 and became effective on January 1, 2022, which has replaced the Special Administrative Measures for the Access of Foreign Investment (2020 Version) and serves as the main basis for the management and supervision of foreign investments in PRC. Foreign investment in those industries not set out on the 2021 Negative List is generally deemed as permitted unless specifically restricted or prohibited under other PRC laws. The Negative List is subject to review and update by the PRC government from time to time.

None of our businesses conducted by our PRC Subsidiaries are on the 2021 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, which became effective in June 1991 and was amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, a registration system has been established under the administration under the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Measures for the Registration of Computer Software Copyright in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementing Regulations of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, starting from the application date.

Domain Names

In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”. The MIIT is in charge of the administration of PRC internet domain names and the domain name services follow a “first come, first file” principle.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, amended on October 10, 2018 and December 30, 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment or SAFE Notice 13, promulgated by the SAFE on February 13, 2015 and effective on June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. The SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and effective on June 1, 2015, and was partially amended on December 30, 2019, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, promulgated on and effective June 9, 2016, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

On January 26, 2017, the SAFE promulgated the Notice of the SAFE on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This notice sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distribution above $50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (negative list) and the projects invested are true and in compliance with relevant laws and regulations.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Offshore Investment

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles, or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Overseas SPV”), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks. If a PRC shareholder holding interests in an Overseas SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that Overseas SPV may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. We have taken steps to notify significant beneficial owners of Class A Ordinary Shares whom we know are PRC residents of their filing obligations. However, we may not always be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of the Statistical Monitoring of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and PRC Foreign Investment Law, our PRC Subsidiaries, as FIEs, are required to draw 10% of its after-tax profits each year, if any, to fund a statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the PRC EIT Law, which became effective in January 2008 with the latest amendment on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from FIEs to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC EIT Law issued by the State Council on December 6, 2007 and was amended on April 23, 2019. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings and M&A

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009, and the revised Archives Rules came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the Human Resources and Social Security of China (the “MOHRSS”) issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Regulations Relating to Consumer Rights Protection

The PRC Consumer Rights and Interests Protection Law, or PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the PRC Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC EIT was promulgated in March 2007 and was most recently amended in December 2018. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59, which became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7. Pursuant to the SAT Circular 7, an “Indirect Transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. It also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax, according to which for general VAT payers’ sales activities or imports that are subject to VAT at a current applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively, from April 1, 2019.

Regulations Relating to Lease Property

Pursuant to the Law of the People’s Republic of China on the Administration of the Urban Real Estate, promulgated by the SCNPC on July 5, 1994 and last amended on August 26, 2019 and effective on January 1, 2020, in the lease of a house, the leaser and the lessee shall conclude a written lease contract defining such matters as the term, purpose and price of the lease, liability for repair, as well as other rights and obligations of both parties. They shall register the lease contract with the department of housing administration for the record. Pursuant to the Administrative Measures on Commodity Housing Leasing, issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and became effective on February 1, 2011, without complying with the registration requirement above, the leaser and the lessee may be imposed a fine by the governmental authorities.

Pursuant to the Administrative Measures on Urban Real Estate Mortgages, which was promulgated on May 9, 1997 and last amended on March 30, 2021, under the circumstance that a mortgagor, without authorization, leases mortgaged real estate to a third party, the relevant action will be considered to be invalid and the mortgagor shall be liable for the loss incurred by a third party.

Under the PRC Civil Code promulgated by the National People’s Congress of the PRC on May 28, 2020 and effective on January 1, 2021, where the lessee continues to use the leased property after the expiry of the lease term, and the lessor does not raise any objections, the original lease contract shall continue to be valid, but the lease will become a non-fixed term lease and may be rescinded at any time, provided that they notify the other party within a reasonable period of time in advance.

Regulations Relating to Product Quality

According to the PRC Product Quality Law (revised in 2018), manufacturers shall be responsible for the quality of their products. Product quality should meet the following requirements: (1) no unreasonable danger that endangers personal and property safety, and if there are national standards or industry standards that protect human health and personal and property safety, the standards should be met; (2) possesses the use performance that the product should possess, except for those flaws in which are clearly indicated; (3) conforms to the product standards indicated on the product or its packaging, and conforms to the quality status indicated by the product description, physical samples, etc. we have complied with the relevant provisions of the PRC Product Quality Law and conformed to the national industry standards.

Under the PRC Civil Code, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability, a customer who suffers injury from a defective product can claim damages from either the manufacturer or vendor of the defective product. And, where personal injury is caused by tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Civil Code.

Regulations Related to Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002 with the latest amendment on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

Regulations Related to Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of manufacturing, construction or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters (approximately 26,910 square feet)) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations Related to Import and Export Trade

Pursuant to the PRC Customs Law, which was promulgated by the SCNPC on January 22, 1987 with the latest amendment on April 29, 2021, unless otherwise stipulated, the consignee or consignor of import and export goods may take import and export goods through Customs declaration procedures and pay duties themselves, and Customs clearing enterprises which are authorized by the consignee or consignor of import and export goods and have been granted registration by Customs may also take import and export goods through Customs declaration procedures and pay duties. Where a consignee or consignor of import or export goods or a Customs clearing enterprise handles Customs declaration procedures, they shall be subject to registration by Customs in accordance with law. Where Customs declaration business is engaged in without being filed with the Customs, the Customs may impose a fine against the party concerned.

Pursuant to the PRC Import and Export Commodity Inspection Law, which was promulgated by the SCNPC on February 21, 1989 with the latest amendment on April 29, 2021, and the Implementing Regulation for the PRC Import and Export Commodity Inspection Law, which was promulgated by the State Council on August 31, 2005 with the latest amendment on March 2, 2019, the General Administration of Customs of China is in charge of the inspection of import and export commodities nationwide, the formulation and adjustment of the catalogue of import and export commodities that must be inspected, and the announcement and implementation of the catalogue. The import and export commodities listed in the catalogue must be inspected, otherwise the related bodies may be confiscated of their illegal income and subjected to a fine ranging from 5% to 20% of the value of the goods, where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law.

C.
Organizational Structure

See “
Item 4. Information on the Company – A. History and Development of the Company
.”

D.
Property, Plants and Equipment

See “
Item 4. Information on the Company – B. Business Overview – Facilities
.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with GAAP, included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors” and elsewhere in this Annual Report.

A.
Operating Results

Overview

We are a provider of customized industrial manufacturing solutions to Original Equipment Manufacturers (“OEMs”) in the industry sectors of semiconductors, printers, electronics, and home appliances. We mainly generate revenues through three business lines: 1) customized industrial test and tooling solutions, 2) welding equipment manufacturing, and 3) direct drive and linear direct current motors (“DC motors”).

Customized product line

We provide customized industrial test and tooling solutions through our two subsidiaries in Singapore, Tung Resource Pte Ltd and Tungray Singapore Pte Ltd, and one subsidiary in China, Tungray Industrial Automation (Shenzhen) Co., Ltd. Based on the unique requirements of our customers, we offer comprehensive precision engineering expertise to design, build and assemble testing equipment that is used for quality testing purposes for production. Our core activities of design and manufacturing take place mainly in Singapore. Our customized industrial test and tooling solutions cannot be procured directly through standard, off-the-shelf methods. We leverage on our 20 years of experience in motor control, sensor technologies, computer vision and overall product design to provide our customers with unique solutions that meet the needs of our customers. Each of our products is customized to fulfill the needs of our wide range of customers in the printer, electronics, semiconductor manufacturing, and offshore and gas industries. Our products are sold to numerous countries including Singapore, Malaysia, Thailand, Spain, China and Brazil.

Standardized product lines

1) Welding equipment manufacturing

Qingdao Tungray Intelligent Co., Ltd and Qingdao Tungray Electric Machines Co., Ltd, our subsidiaries in Qingdao, China, are specialized in the design and manufacturing of self-contained, high-frequency induction welding equipment. We manufacture manual and automatic induction welding units that can be used in a wide range of copper tube welding assembly lines. For operator-attended lines, our TB, TP, TD and TI series induction welding units have full enclosures that enhances production safety. They also feature programmable logic controllers (PLC) and human machine interfaces for ease of use. Our automatic induction welding units are equipped with patented machine vision technologies to recognize and track the endings of metal tubes, before sending welding commands to the actuators for movement and induction welding. Our induction welding units are used by many Chinese home appliance OEMs in the production of air conditioning units, refrigerators, compressors and washing machines.

2) Direct drive and linear direct current motors (“DC motors”)

Our subsidiaries in Qingdao, China also design and manufacture industrial-grade direct drive and linear DC motors. We also provide customized motor platform solutions to suit the needs of our customers. Our direct drive motors do not require any gears for speed and torque manipulation as they can directly manipulate both parameters over a wide range of values. These motors are used in the solar panel assembly lines to turn and transport semi completed products between processes. Our linear DC motors offer two degrees of freedom to move independently in the X and Y axis, thereby eliminating the need for any belt or gears. These high precision motors are mainly used in the glue application and laser cutting machines in which precise movements in X and Y directions are required. Our team can also design and customize motor platforms and modules that fulfil specific use cases from our customers.

Our revenues for the year ended December 31, 2023 were 82%, 6% and 12% from the above three business lines, respectively. Our revenues for the year ended December 31, 2022 were 78%, 9% and 13% from the above three business lines, respectively. Our revenues for the year ended December 31, 2021 were 76%, 10% and 14% from the above three business lines, respectively.

Through our in-house R&D and manufacturing teams, we have accumulated extensive knowledge in direct drive and linear DC motors. We currently have four patented technologies that are used in the design and manufacturing of our motors. We currently offer our customers the following product series – Tungray Drive B (TDB) Series, Tungray Core (TC) Series, Tungray “U” Type (TU) Series, standard linear modules and high precision motion platforms that can be customized. We also offer compatible control modules for our linear motors to maximize its performance and precision.

Our revenues for the year ended December 31, 2023 were approximately $14.4 million, which represents an decrease of $2.0 million, or 12.1%, from Tungray’s total revenues of approximately $16.3 million for the year ended December 31, 2022. Tungray’s gross profit for the year ended December 31, 2023 was approximately $6.7 million, representing an decrease of $2.5 million, or 26.8%, from approximately $9.2 million for the year ended December 31, 2022. Our revenues for the year ended December 31, 2022 were approximately $16.3 million, which represents a decrease of $1.2 million, or 6.5%, from Tungray’s total revenues of approximately $17.5 million for the year ended December 31, 2021. Tungray’s gross profit for the year ended December 31, 2022 was approximately $9.2 million, representing an increase of $0.1 million, or 1.4%, from approximately $9.1 million for the year ended December 31, 2021. Tungray’s net income for the years ended December 31, 2023, 2022 and 2021 was approximately $0.8 million, $2.9 million and $4.1 million, respectively
.

Competitive Strengths

Most of our customers are market-leading OEMs in their respective industries that value quality, reliable and cost-effective products. We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers in customized industrial solutions, induction welding and direct drive, linear motors sectors.

1. Customized Industrial Test and Tooling Solutions

●
Established Engineering Capabilities

Our customers require many unique, customized features such as voltage, leakage, force tests to control product quality. They also require these testing solutions to readily integrate into their production lines. Our engineering capabilities, accumulated through the hundreds of projects we complete each year, enable us to offer our customers tailor-made solutions that address their unique needs. Our expertise in electro-mechanical design, software application and product testing helps create the final product that fulfills the required performance criteria of our customers, including a smooth integration into their current production workflow.

●
High-Cost Effectiveness

The internal cost control system that we have established plays a vital role in managing costs. More importantly, our expertise lends us the advantage of providing customized solutions with minimal material and manhour wastage. Being highly cost-effective results in price-competitive solutions. We subsequently pass down the cost savings by offering our customers solutions with attractive prices that are unavailable in the standard, off-the-shelf market.

●
Short Lead Time

Many of our customers are market-leading OEMs that are very sensitive to lead time. They value the advantage of providing a functional solution expeditiously. We complement our engineering capabilities advantage with an agile workflow that reduces overall solution lead time. Moreover, our machining and assembly divisions give us full, end-to-end control of our manufacturing activities. Therefore, the time taken to design, prototype, machine, and commission solutions are much faster than our competitors.

2. Induction Welding Equipment

●
Comprehensive product line

We offer our customers a comprehensive line of products that covers the semi- and fully automatic welding spectrum. Additionally, our customers can choose from our wide range of self-contained, single welding units to suit their production needs. To further consolidate our market position, we have also developed a new series of fully automated robotic welding stations that increase welding efficiency and reduce manpower.

●
Patented welding technology

We invented and patented numerous welding technologies that are implemented in our products. Our patented machine vision recognition module can, for example, identify welding points in three-dimensional space to send commands to an integrated robotic manipulator for welding. We have also patented numerous welding tip technologies that enable our welding equipment to weld different types of metal tubes. We believe our accumulated know-how in the field of welding would further increase our patented technologies for the years to come and, hence, make our products even more competitive in the future.

●
Strong customer relationship

Over the years, we have built a strong relationship with our customers. Although the core technology of our welding equipment is similar, the needs of our customers may vary. Therefore, we develop strong customer relationships to collaborate and co-develop some products in the form of customized orders. Through such strong relationships, we build trust and maintain direct access to decision-level makers of our customers. This enables us to gain knowledge of potential future orders that drive the future growth of our company.

3. Direct Drive and Linear DC Motors

●
Quality assurance

We take the manufacturing and testing of our motors very seriously to ensure high product quality and customer satisfaction. We have full control over the quality of our motors because each motor is designed, manufactured, and tested in-house.

●
Comprehensive product line

Our customers deploy our products in manufacturing activities that require high throughput and high precision such as wafer manufacturing and voltaic transports. To ensure that their requirements are met, we offer our customers motors and their customized control units. We believe this comprehensive product offering gives us the advantage over traditional motor manufacturers that only provide stand-alone sales of motors.

●
Service commitment

With our deep product knowledge, we help our customers pick motors that best suit their needs. Regardless of linear or rotational motion or torque values, we reduce the project lead time of our customers by providing them with a complete working solution with our motors. We also offer a nationwide quick response service to ensure fast troubleshooting and resolution of any product-related problems.

Key Factors Affecting Results of Operations

The business, financial condition and results of operations of the Company and its subsidiaries have been and are expected to continue to be, affected by a number of factors, which primarily include the following:
The ability to increase and retain customers

A significant amount of Tungray’s revenues is highly dependent on their ability to retain and increase customers, especially those major customers. For the years ended December 31, 2023, 2022 and 2021, Tungray and its subsidiaries had 142, 132 and 162 customers, respectively. The average revenue per customer were approximately $101
,
000, $124,000 and $108,000, respectively, for the years ended December 31, 2023, 2022 and 2021.

The Company’s management team monitors the number of customers and the number of new customers as indicators of the growth of Tungray’s overall business. Tungray’s ability to increase customers, average revenue per customer will depend on its ability to continue to enhance the quality which enabled Tungray to provide better serve customers. Tungray expects that the number of customers
and
average revenue per customer will remain stable in the long term as Tungray and its subsidiaries continues to build stable cooperation relationship with its customers.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of high-frequency power supply technology to maintain our competitiveness in the intelligent manufacturing industries. In light of the rapid growth of high-tech enterprises, intelligent manufacturing is the key to enterprise development, which requires the advancement of technology related to intelligent manufacturing to newer stages of development. To retain existing customers and attract potential customers, we will continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. We spent approximately $0.8 million, $0.8 million and $0.7 million on research and development for the years ended December 31, 2023, 2022 and 2021, respectively.

Ability to pursue strategic opportunities for growth

Tungray intends to continually pursue strategic acquisitions and investments in selective technologies and businesses in the intelligent manufacturing industries to enhance Tungray’s technology capabilities. Tungray believes that a solid acquisition and investment strategy may be critical for Tungray to accelerate Tungray’s growth and strengthen its competitive position in the future. Tungray’s ability to identify and execute strategic acquisitions and investments will likely affect Tungray’s operating results over time. Please see “Business — Tungray’s Strategies” for more information on Tungray’s growth strategies.

Ability to be competitive, to expand its application fields and to diversify its customer base

The domestic markets in both Singapore and the PRC for customized industrial manufacturing solutions of original equipment manufacturer (“OEMs”) and related products are highly competitive. Our current or potential competitors include major manufactures in Singapore, PRC and other parts in the world. Some of our competitors may have greater brand recognition, larger group of customers or vendors, longer operating histories as well as marketing resources than we do. Customers may weight their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares.

Currently, the primary source of Tungray’s revenue is derived from providing metal thermal equipment and solutions for high-tech enterprises. With increasing awareness and acceptance of this technology, Tungray expects that more applications will be identified to magnify the value of this technology, such as the industry of home appliance, equipment, machinery and other automation manufacturing industries that have strong demand for high-frequency power supply technology. To expand the scenario application of intelligent manufacturing services, Tungray’s ability to expand its application fields and diversify its customer base may affect Tungray’s operating results in the future.

Impact of material fluctuations in the supply of raw materials and energy costs

We are sensitive to price movements in our raw materials supply base. Our largest material purchases are for steel, aluminium and other oil and metal-based purchased components. Prices for these products, along with costs for transportation and energy, fluctuate with market conditions, and have generally increased over time. We may be unable to offset the impact with price increases on a timely basis due to outstanding commitments to our customers, competitive considerations or our customers’ resistance to accepting such price increases and our financial performance could be adversely impacted. A failure by our suppliers to continue to supply us with certain raw materials, component parts, or at all, could have a material adverse effect on us. To the extent there are energy supply disruptions or material fluctuations in energy costs, our margins could be materially adversely impacted.

Impact of COVID-19

In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first few months in 2020. Tungray’s business, results of operations, and financial condition were adversely affected during the first half of 2020 because a majority of Tungray’s business operations and workforce are concentrated in China. Tungray’s business and results of operations have resumed to normal levels in the second half of 2020. A majority of the Company’s business is derived from Singapore. The spread of COVID-19 did not have any material impact on the Company’s business during the years ended December 31, 2022 and 2021. However, during the year ended December 31, 2023, with the end of the COVID-19 pandemic, people’s work mode has changed from work from home during the pandemic to work at office, thus reducing the demand for office equipment such as printers, which also had an impact on our business.
The Singapore and Chinese governments have removed all the COVID-19 restrictions starting from February 2023. Significant number of domestic and cross-border business activities in Singapore and China have resumed or recovered.

Results of Operations:

The following table summarizes Tungray’s consolidated results of operations for the years ended December 31, 2023, 2022 and 2021. This information should be read together with Tungray’s consolidated financial statements, and related notes included elsewhere in this annual report.

	For the Years Ended December 31,
	2023	2022	2021
	USD	USD	USD

Revenues	14,362,502	16,334,400	17,468,116
Cost of revenues	(7,626,413)	(7,137,660)	(8,399,947)
Gross profit	6,736,089	9,196,740	9,068,169
Selling expenses	(421,869)	(614,049)	(390,653)
General and administrative expenses	(4,397,603)	(4,540,771)	(3,318,365)
Research and development expenses	(791,762)	(829,211)	(669,358)
Income from operations	1,124,855	3,212,709	4,689,793
Other income, net	194,967	186,720	125,372
Income before income taxes	1,319,822	3,399,429	4,815,165
Provision for income taxes	(504,175)	(517,282)	(706,720)
Net income	815,647	2,882,147	4,108,445
Other comprehensive income (loss)	130,863	(412,491)	195,067
TOTAL COMPREHENSIVE INCOME	946 ,510	2,469,656	4,303,512

The year ended December 31, 2023 compared to the year ended December 31, 2022

Revenues

Our total revenues decreased by approximately $2.0 million, or 12.1%, from approximately $16.3 million for the year ended December 31, 2022, to approximately $14.4 million for the year ended December 31, 2023.

Our breakdown of revenues for the years ended December 31, 2023 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2022
	USD	USD
Revenues
Customized products	11,722,295	12,659,157
Standardized products	2,640,207	3,675,243
Total revenues	14,362,502	16,334,400

We engage in sales of standard products, which are welding equipment manufacturing, and direct drive and linear direct current motors (“DC motors”), and customized solutions, which are customized industrial test and tooling solutions. The duration of the contracts ranges from one month to three months. For standard products with no instalment required, delivery and sales of products are considered as one performance obligation per each contract terms. For other products with instalment required, the installation and sales of products are combined and considered as one performance obligation.

Compared with the revenues for the year ended December 31, 2022, customized products decreased by approximately $0.9 million, or 7.4%, and standardized products decreased by approximately $1.0 million, or 28.2%. Due to the serious influence of COVID-19, more companies asked employees to work from home or turned to apply more automation equipment to avoid the risks of using man forces in 2021, which drove up the worldwide needs for printers and other automation equipment. In that case, our major customers added more production lines in 2021 to improve production capacity or released more new products.
During the year of 2022, our major customers added less production lines as compared to the year of 2021, but we still received many more sales orders from our customers compared with the period before COVID-19. During the year ended December 31, 2023, due to the end of the COVID-19 pandemic, the market needs for printers and other automation equipment returned to a normal level which resulted in a decrease in the new purchase demand of customers in 2023. In addition, the unit selling price also decreased compared with the year of 2022 as our clients had more bargain power than before due to the poor global economic environment. The decrease was also due to the 5.2% appreciation of USD against RMB for the year ended December 31, 2023 compared with the rate for the year ended December 31, 2022
. As the selling prices for PRC subsidiaries did not increase and are pricing in RMB, the change of exchange rate caused the revenue generated from PRC decreased when translated into USD
.

For the products sales during the year ended December 31, 2023, the revenue decreased compared with the year ended December 31, 2022, mainly due to gradual end of the COVID-19 pandemic decrease in the demand for home printers and the China-United States trade war. The sales revenue of HP and Goertek, two major customers, decreased by $0.7 million and $1.0 million, respectively, during the year ended December 31, 2023 compared with the year ended December 31, 2022.

Cost of Revenues

Our costs include the amounts we pay manufacturers for product, tariffs and duties associated the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

Our total cost of revenues increased by approximately $0.5 million, or 6.8%, from approximately $7.1 million for the year ended December 31, 2022 to approximately $7.6 million for the year ended December 31, 2023.

Our breakdown of cost of revenues for the years ended December 31, 2023 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2022
	USD	USD
Cost of revenues
Customized products	5,360,858	4,731,192
Standardized products	2,265,555	2,406,468
Total cost of revenues	7,626,413	7,137,660

Compared with the cost of revenues for the years ended December 31, 2022, the cost of customized products increased by approximately $0.6 million, or 13.3% and standardized products decreased by approximately $0.1 million, or 5.9%, for the years ended December 31, 2023. The increase of total cost of revenues was mainly due to the increase of raw materials and labor costs. The average purchase price of our raw materials increased during the year of 2023. Some of our suppliers are nominated by our clients, so our purchasing bargain power is reduced accordingly. During the year of 2023, we also hired a few more production workers to get trained and be prepared for future manufacturing tasks. In addition, we paid more overtime wages incurred by our employees. The increase was offset by the 5.2% appreciation of USD against RMB for the year ended December 31, 2023 compared with the rate for the year ended December 31, 2022.
 As the purchase prices for PRC subsidiaries did not decrease and are pricing in RMB, the change of exchange rate caused the cost of revenues incurred from PRC decreased when translated into USD.

Gross Profit

Our gross profit decreased by approximately $2.5 million, or 26.8%, from approximately $9.2 million for the year ended December 31, 2022, to approximately $6.7 million during the year ended December 31, 2023. For the years ended December 31, 2023 and 2022, our overall gross margin was 46.9% and 56.3%, respectively.

Our gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Years Ended December 31,		Variance
	2023	2022	Amount/%
	USD	USD
Customized products
Gross profit	6,361,437	7,927,965	(1,566,528)
Gross margin	54.3%	62.6%	(8.3)%
Standardized products
Gross profit	374,652	1,268,775	(894,123)
Gross margin	14.2%	34.5%	(20.3)%
Total
Gross profit	6,736,089	9,196,740	(2,460,651)
Gross margin	46.9%	56.3%	(9.4)%

Our gross profit for customized products were approximately $6.4 million and $7.9 million for the years ended December 31, 2023 and 2022, respectively, representing an decrease of approximately $1.5 million. Our gross margin for customized products were 54.3% and 62.6% for the years ended December 31, 2023 and 2022, respectively. The decrease of gross profit for customized products was mainly due to the decrease of unit selling prices and the increase of labor costs.

Our gross profit for standardized products were approximately $0.4 million and $1.3 million for the years ended December 31, 2023 and 2022, respectively, representing a decrease of approximately $0.9 million. Our gross margin for standardized products were 14.2% and 34.5% for the years ended December 31, 2023 and 2022, respectively.
 The decrease of gross profit for standardized products was mainly due to the decrease of sale orders and the unchanged fixed manufacturing costs.

As discussed above, our customized products business was affected by the US-China trade war and the global economic downturn in the post-COVID-19 era. we had more customers cancelled the orders in the end during the twelve months ended December 31, 2023. Additionally, in order to keep our quality of products and also due to the inflation of the China market, we had to raise the salaries of our employees. Therefore, the increase of cost of revenues and the decrease of revenues resulted in lower gross profit margins.

Operating Expenses

For the year ended December 31, 2023, we incurred approximately $5.6 million in operating expenses, representing a de
crease of approximately $0.4 million, or 6.2%, from approximately $6.0 million for the year ended December 31, 2022.

Selling expenses
de
creased by approximately $192,000, or 31.3%, from approximately $614,000 for the year ended December 31, 2022, to approximately $422,000 for the year ended December 31, 2023.
The decrease was mainly due to a decrease in
(i)
commission expense,
meals and entertainment expenses
of approximately $133,000 as we had less sales transactions compared with the year ended December 31, 2022,
and
(ii) salary and wages expenses of approximately $83,000. As a result of our sales force reduction during the year ended December 31, 2023, we incurred less salary and benefit expenses.
The decrease was partially offset by an increase of
warranty
service
fees
 of approximately $15,000
during the year of 2023.

General and administrative expenses
de
creased by approximately $140,000, or 3.2%, from $4.5 million for the year ended December 31, 2022, to approximately $4.4 million for the year ended December 31, 2023. The decrease was mainly due to the decrease in
(i)
professional fee
of
approximately $251,000 due to less fees associated with the IPO,
(ii)
salaries and wages expenses of approximately $253,000 due to our workforce elimination to cut costs during the year ended December 31, 2023, and (iii) training expenses of approximately $118,000 paid for the management training course fees during the year ended
December 31
, 2022.
The decrease was offset by the increase of
(i)
travel expense, meals and entertainment expense of approximately $270,000 related to the IPO activities, and (ii)
provision for credit losses of approximately $176,000 as we had more aged accounts receivable and other receivables compared with the year ended December 31, 2023.

Research and development expenses decreased slightly by approximately $37,000, or 4.5%, from approximately $829,000 for the year ended December 31, 2022 to approximately $792,000 for the year ended December 31, 2023. Research and development expenses expenditure in the past two years has been relatively stable. We worked on an average of 12 and 13 research projects and had an average of 34 and 48 employees in the R&D department for the year ended December 31, 2023 and 2022, respectively, to maintain our competitive advantage in customized industrial manufacturing solutions to OEMs.

Other income, net

Total other income, net for the year ended December 31, 2022, was approximately $187,000 compared to other income, net of approximately $195,000 for the year ended December 31, 2023. Our other incomes increased approximately $8,000 mainly due to the increase of our government grants. The increase was offset by the increase of interest expense of approximately $125,000.

Provision for income taxes

Our income tax expenses decreased by approximately $13
,000
, or 2.5%, from approximately $517,000 for the year ended December 31, 2022, to approximately $504,000 for the year ended December 31, 2023. The decrease was mainly due to the decrease in taxable income for the year ended December 31, 2023.

Net income

As a result of the combination of factors discussed above, our net income decreased $2.1 million, or 71.7%, from approximately $2.9 million for the year ended December 31, 2022 to $0.8 million for the year ended December 31, 2023. Comprehensive income attributable to us was approximately $1.0 million for the year ended December 31, 2023, compared to approximately $2.5 million for the year ended December 31, 2022.

The year ended December 31, 2022 compared to the year ended December 31, 2021

Revenues

Our total revenues decreased by approximately $1.2 million, or 6.5%, from approximately $17.5 million for the year ended December 31, 2021, to approximately $16.3 million for the year ended December 31, 2022, mainly due to a decrease of approximately $1.0 million in customized products.

Our breakdown of revenues for the years ended December 31, 2022 and 2021, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2021
	USD	USD
Revenues
Customized products	12,659,157	13,664,130
Standardized products	3,675,243	3,803,986
Total revenues	16,334,400	17,468,116

We engage in sales of standard products, which are welding equipment manufacturing, and direct drive and linear direct current motors (“DC motors”), and customized solutions, which are customized industrial test and tooling solutions. The duration of the contracts ranges from one month to three months. For standard products with no instalment required, delivery and sales of products are considered as one performance obligation per each contract terms. For other products with instalment required, the installation and sales of products are combined and considered as one performance obligation.

Compared with the revenues for the year ended December 31, 2021, customized products decreased by approximately $1.0 million, or 7.4%, and standardized products decreased by approximately $0.1 million, or 3.4%. Due to the serious influence of COVID-19, more companies asked employees to work from home or turned to apply more automation equipment to avoid the risks of using man forces in 2021, which drove up the worldwide needs for printers and other automation equipment. In that case, our major customers added more production lines in 2021 to improve production capacity or released more new products. During the year ended December 31, 2022, as the worldwide policies for COVID-19 be more open, the market needs for printers and other automation equipment returned to a normal level which resulted in a sharp decrease in the new purchase demand of customers in 2022. Therefore, the sales volume in 2022 was decreased compared with 2021. The decrease was also due to the 4.3% appreciation of USD against RMB for during the year of 2022 compared with the rate for the year of 2021.

For the products sales during the years ended December 31, 2022, the revenue decrease compared with the years ended December 31, 2021, mainly due to gradual end of the COVID-19 pandemic decrease in the demand for home printers, we lost many regular customers and some regular customers’ order amount decreased.

For the year ended December 31, 2022, we retained 162 old customers, gained 53 new customers and lost 83 old customers, so we had total 132 customers which made sales orders during the year. For the year ended December 31, 2021, we retained 153 old customers, gained 73 new customers and lost 64 old customers, so we had total 162 customers which made sales orders during the year.

The average revenue per customer were approximately $124,000 and $108,000, respectively, for the years ended December 31, 2022 and 2021, as we lost more small customers during the year ended of 2022 which drove up the average revenue per customer even we had a decreased revenue during the year of 2022 compared with the year of 2021.

Cost of Revenues

Our costs include the amounts we pay manufacturers for product, tariffs and duties associated the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

Our total cost of revenues decreased by approximately $1.3 million, or 15.0%, from approximately $8.4 million for the year ended December 31, 2021 to approximately $7.1 million for the year ended December 31, 2022.

Our breakdown of cost of revenues for the years ended December 31, 2022 and 2021, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2021
	USD	USD
Cost of revenues
Customized products	4,731,192	5,853,552
Standardized products	2,406,468	2,546,395
Total cost of revenues	7,137,660	8,399,947

Compared with the cost of revenues in the years ended December 31, 2021, the cost of customized products decreased by approximately $1.1 million, or 19.2% and standardized products decreased by approximately $0.1 million, or 5.5% during the year ended December 31, 2022. Mainly due to the decrease of number of orders, the total cost of revenues decreased during the year ended December 31, 2022 compared with the year of 2021. The decrease of total cost of revenues was mainly due to the decrease of sale orders and the decrease of labour costs due to the increase of production efficiency. For the raw materials purchased by our Singapore Subsidiaries from European or North American suppliers, the unit purchase price increased 10%-20% during the year ended December 31, 2022. For the raw materials purchased by our China subsidiaries from Chinese suppliers, the unit purchase price remained stable during the year ended December 31, 2022. The decrease of total cost of revenues was also due to the 4.3% appreciation of USD against RMB for during the year of 2022 compared with the rate for the year of 2021. To sum up, the decrease in the total cost of revenues was roughly in line with the decrease in revenues.

Gross Profit

Our gross profit increased by approximately $0.1million, or 1.4%, from approximately $9.1 million for the year ended December 31, 2021, to approximately $9.2 million during the year ended December 31, 2022. For the years ended December 31, 2022 and 2021, our overall gross margin was 56.3% and 51.9%, respectively.

Our gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Years Ended December 31,		Variance
	2022	2021	Amount/%
	USD	USD
Customized products
Gross profit	7,927,965	7,810,578	117,387
Gross margin	62.6%	57.2%	5.4%
Standardized products
Gross profit	1,268,775	1,257,591	11,184
Gross margin	34.5%	33.1%	1.4%
Total
Gross profit	9,196,740	9,068,169	128,571
Gross margin	56.3%	51.9%	4.4%

Our gross profit for customized products were approximately $7.9 million and $7.8 million for the years ended December 31, 2022 and 2021, respectively, representing an increase of approximately $0.1 million. Our gross margin for customized products were 62.6% and 57.2% for the years ended December 31, 2022 and 2021, respectively.

As discussed above, we had a higher production efficiency of producing existed manufacturing lines for customers compared with the production efficiency of designing and producing new manufacturing lines for customers. Therefore, the increase of cost of revenues was at a lower speed than the increase of revenues which increased our gross profit margin. The increase in margin may not be a continuous trend as there is still limitation in current technology, but we are continuing to make technological innovations in high-frequency power supply technology to improve production efficiency.

Our gross profit for standardized products were approximately $1.3 million and $1.3 million for the years ended December 31, 2022 and 2021, respectively, representing an increase of approximately $11,000. Our gross margin for standardized products were 34.5% and 33.1% for the years ended December 31, 2022 and 2021, respectively. As discussed above, we had more new orders compared with the year ended December 31, 2021 but there was no change in the fixed cost of production equipment. As a result, the revenue was at a faster speed than the increase of cost of revenues, which improved our gross margin for the year ended December 31, 2022.

Operating Expenses

For the year ended December 31, 2022, we incurred approximately $6.0 million in operating expenses, representing an increase of approximately $1.6 million, or 36.7%, from approximately $4.4 million for the year December 31, 2021, primarily due to significant increase in selling expenses general and administrative expenses and research and development expenses in line with our development strategies.

Selling expenses increased by approximately $0.2 million for the year ended December 31, 2022. The increase was mainly due to an increase in (i) salary and wages expenses of approximately $0.3 million, which contains commissions of approximately $0.1 million and labour expense of approximately $0.1 million. The salary and benefit mainly include base salary, commissions and labour expense. As we developed new business and recruited more employees during the year ended December 31, 2022 which caused the increase of salary and benefit expenses, (ii) meals and entertainment expense of approximately $38,000 due to the company has more sales transactions compared for the December 31, 2021. The increase was partially offset by the decrease of (i) service expense of approximately $67,000 due to a charge for supplementary product quality assurance during the years ended December 31, 2022 and the decrease of the warranty service thanks to the improvement of the production process in 2022, and (ii) postal and shipping expense of expense of approximately $77,000 due to the need for listing and matters.

General and administrative expenses increased by approximately $1.2 million or 36.8%, from $3.3 million for the year ended December 31, 2021, to approximately $4.5 million for the year ended December 31, 2022. The increase was mainly due to an increase in (i) meals and entertainment expense of approximately $81,000 due to there are a lot of personnel related to the company’s listing audit to the company’s site to participate in the audit during the year ended December 31, 2022; (ii) salary and benefit and training expenses of approximately $0.5 million due to the increasing number of production facilities and our employees, increased employee benefits and the related training expenses. We had an average of 49 and 46 employees in the administrative department for the years ended December 31, 2022 and 2021, respectively; (iii) the increase in other expenses and depreciation expense of approximately $0.3 million due to the newly purchased equipment and building improvements of Tungray and Tungray Resource; and (iv) the increase of professional fees related to IPO services of approximately $0.8 million. The increase was offset by the decrease of (i) bad debt of approximately $0.1 million less aged accounts receivable and other receivables as of December 31, 2022, and (ii) amortization of right-of-use approximately $0.3 million due to the expiration of some leases.

Research and development expenses increased by approximately $0.2 million, or 23.9%, from approximately $0.7 million for the year ended December 31, 2021, to approximately $0.8 million for the year ended December 31, 2022. The increase was attributable to the increase in salary of research people as we hired more engineers to work on the research and development of advanced high-frequency power supply technology and special equipment on the printer production line. We worked on an average of 13 and 12 research projects and had an average of 48 and 32 employees in the R&D department for the year ended December 31, 2022 and 2021, respectively, to maintain our competitive advantage in customized industrial manufacturing solutions to OEMs.

Other income, net

Total other income, net for the year ended December 31, 2021, was approximately $0.1 million compared to other income, net of approximately $0.2 million for the year ended December 31, 2022. The increase in other income, net was primarily due to the decrease in financial expenses by $0.2 million.

Provision for income taxes

Our income tax expenses decreased by approximately $189,000, or 26.8%, from approximately $0.7 million for the year ended December 31, 2021, to approximately $0.5 million for the year ended December 31, 2022. The decrease was mainly due to the decrease in deferred income tax and current tax for the year ended December 31, 2022.

Net income

As a result of the combination of factors discussed above, our net income decreased $1.2 million or 29.8% for the year ended December 31, 2022, from approximately $4.1 million for the year ended December 31, 2021 to $2.9 million for the year ended December 31, 2022. Comprehensive income attributable to us was approximately $4.3 million for the year ended December 31, 2021, compared to approximately $2.5 million for the year ended December 31, 2022.

B.
Liquidity and Capital Resources

As of December 31, 2023, Tungray had cash and cash equivalents of approximately $10.8 million. Material amounts of cash disaggregated by currency denomination as of December 31, 2023 in each jurisdiction in which Tungray’s subsidiaries are domiciled are as follows:

USD
China - subsidiaries	1,043,557
Singapore – subsidiaries	9,758,848
10,802,405

Tungray’s working capital was approximately $10.1 million as of December 31, 2023. In assessing Tungray’s liquidity, Tungray monitors and analyses its cash-on-hand and operating and capital expenditure commitments. To date, Tungray has financed its working capital requirements through cash flow generated from operations, debt and equity financings, and capital contributions from its existing shareholders.

Tungray believes its current working capital is sufficient to support its operations for the next twelve months. Tungray may, however, need additional cash resources in the future if it experiences changes in business conditions or other developments or if Tungray finds and wishes to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If Tungray determines that its cash requirements exceed the amount of cash and cash equivalents Tungray has on hand at the time, Tungray may seek to obtain bank loans, third-party loans and related-party loans, or obtain credit facilities. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict Tungray’s operations. Tungray’s obligation to bear credit risk for certain financing transactions Tungray facilitates may also strain Tungray’s operating cash flow. Tungray cannot assure you that financing will be available in amounts or on terms acceptable to Tungray, if at all.

The following table summarizes the key components of Tungray’s cash flows for the years ended December 31, 2023, 2022 and 2021.

	For the Years Ended December 31,
	2023	2022	2021
	USD	USD	USD

Net cash provided by operating activities	451,021	3,638,067	5,986,326
Net cash used in investing activities	(81,745)	(104,120)	(1,013,595)
Net cash used in financing activities	(2,805,308)	(1,397,286)	(13,421)
Effect of exchange rate on cash	108,141	(342,913)	280,880
Change in cash	(2,327,891)	1,793,748	5,240,190
Cash, beginning of year	13,130,296	11,336,548	6,096,358
Cash, end of year	10,802,405	13,130,296	11,336,548

Operating activities

Net cash provided by operating activities for the year ended December 31, 2023, was primarily attributable to net income of approximately $0.8 million with non-cash depreciation and amortization expenses of approximately $0.2 million, provision for credit losses and impairment of inventories of approximately $0.2 million, amortization of lease right-of-use assets of approximately $0.2 million, and deferred tax benefit
of approximately $75
,000
. Cash inflow was
also
attributable to the increase in contract liabilities of approximately $2.1 million as we received more customer deposits, the increase of accounts payable – related parties of approximately $0.4 million, the increase of accrued expenses and other payables of approximately $0.3 million, and the decrease in prepayments of approximately $0.3 million
. Cash inflow was partially offset by the increase in accounts and notes receivable of approximately $1.4 million, the increase in accounts receivable – related parties of approximately $0.2 million, the increase in prepayments – related parties of approximately $1.0 million, the increase in inventories of approximately $0.9 million, the decrease in taxes payable of approximately $0.3 million, and the decrease in operating lease liabilities – related parties of approximately $0.2 million.

Net cash provided by operating activities for the year ended December 31, 2022, was primarily attributable to net income of approximately $2.9 million with non-cash depreciation and amortization expenses of approximately $0.1 million, and amortization of lease right-of-use assets of approximately $0.2 million. Cash inflow was also attributable to the decrease in accounts and notes receivable of approximately $0.7 million, the decrease in prepayments of approximately $0.2 million, the decrease in inventories of approximately $0.3 million, the decrease in other receivables and other current assets of approximately $0.3 million, and the increase of income tax payable of approximately $0.2 million. Cash inflow was partially offset by the decrease of accounts payable of approximately $0.4 million, decrease in contract liabilities of approximately $0.7 million, and the decrease of accrued expenses and other payables of approximately $0.2 million.

Net cash provided by operating activities for the year ended December 31, 2021, was primarily attributable to net income of approximately $4.1 million with non-cash depreciation and amortization expenses of approximately $0.2 million, provision for doubtful accounts and impairment of inventories of approximately $0.2 million, and amortization of lease right-of-use assets of approximately $0.3 million. Cash inflow was also attributable to the increase of accounts payable of approximately $0.6 million, the increase in contract liabilities of approximately $1.6 million due to the increase of sales orders as we usually require customer deposits, the increase of accrued expenses and other payables of approximately $0.5 million, and the increase of taxes payable of approximately $0.5 million. Cash inflow was partially offset by the increase in accounts and notes receivable of approximately $0.9 million, the increase in accounts receivable – related parties of approximately $0.1 million, the increase in inventories of approximately $0.5 million, the increase in other receivables and other current assets of approximately $0.3 million, the decrease in accounts payable – related parties of approximately $0.1 million, and the decrease in operating lease liabilities – related parties of approximately $0.1 million.

Investing activities

Cash used in investing activities for the year ended December 31, 2023 was due to the loan payments to related parties of approximately $0.7 million, purchases of property, plant and equipment of approximately $43,000, and  purchases of intangible assets of approximately $38,000.

The cash outflow was offset by the repayments from related parties of approximately $0.7 million.

Cash used in investing activities for the year ended December 31, 2022 was due to purchases of property, plant and equipment of approximately $0.1 million, the long-term investment in a third party for approximately $0.2 million and the loans to related parties of approximately $1.7 million. The cash outflow was offset by the repayment from related parties of approximately $1.9 million.

Cash used in investing activities for the year ended December 31, 2021 was due to purchases of property, plant and equipment of approximately $0.2 million and loans to related parties of approximately $1.1 million. Cash used in investing activities was offset by the repayments from loans receivable related parties of approximately $0.3 million.

Financing activities

Cash used in financing activities for the year ended December 31, 2023 was mainly due to the repayments to related parties of approximately $1.5 million, the repayments to bank loan of approximately $1.2 million, the prepaid IPO costs of approximately $0.5 million, cash dividends paid of approximately $1.3 million, and the repayments to third-party loan of approximately $0.2 million. Cash outflow in financing activities was offset by the borrowings from related parties of approximately $1.6 million and proceeds from bank loan of approximately $0.3 million
.

Cash used in financing activities for the year ended December 31, 2022 was mainly due to the repayment to the related parties of approximately $2.0 million, the repayment to third party loans of approximately $0.2 million, the repayment to bank loans of approximately $1.3 million and the repayment to related party loans of approximately $0.4 million, cash dividends paid of approximately $1.7 million, and the deferred IPO costs of approximately $0.7 million. Cash outflow in financing activities was offset by proceeds from bank loan of approximately $0.8 million and the borrowings from related parties of approximately $0.3 million.

Cash used in financing activities for year ended December 31, 2021 was due to the loan repayment of the related parties of approximately $0.4 million, the repayments to bank loans of approximately $0.5 million, and the payment of finance lease liabilities of approximately $0.3 million. Cash outflow in financing activities was offset by the borrowings from related parties of approximately $0.1 million, the proceeds from bank loans of approximately $0.6 million, and the proceeds from third-party loans of approximately $0.4 million.

Commitments and Contingencies

In the normal course of business, Tungray is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, Tungray will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Off-Balance Sheet Arrangements

Tungray has no off-balance sheet arrangements, including arrangements that would affect Tungray’s liquidity, capital resources, market risk support, and credit risk support, or other benefits.

Contractual Obligations

As of December 31, 2023, the future minimum payments under certain of Tungray’s contractual obligations were as follows:

	Payments Due In
	Total	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Banking facilities	$2,091,551	140,162	$204,618	$303,756	$1,443,015
Operating leases obligations	561,386	189,368	305,721	66,297	-
Total	$2,652,937	329,530	$510,339	$370,053	$1,443,015

Quantitative and Qualitative Disclosures about Market Risks

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair Tungray’s operating results. Although Tungray does not believe that inflation has had a material impact on Tungray’s financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on Tungray’s ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase.

Interest rate risk

Tungray is exposed to interest rate risk while it has short-term banking and third-party facilities outstanding. Although interest rates for Tungray’s short-term loans are about fixed for the terms of the loans, the terms are typically twelve (12) months, and interest rates are subject to change upon renewal.

Foreign Exchange Risk

Four of Tungray’s operating entities’ functional currency are RMB, and two of Tungray’s operating entities’ functional currency are
S Dollar
. As a result, Tungray is exposed to foreign exchange risk as Tungray’s results of operations may be affected by fluctuations in the exchange rate among
S Dollar
, USD, and RMB. If the RMB depreciates against the
USD, the value of Tungray’s RMB revenues, earnings and assets as expressed in Tungray’s USD financial statements will decline.
Similarly, if the SGD depreciates against the USD, the value of Tungray’s SGD revenues, earnings and assets as expressed in Tungray’s USD financial statements will decline.
Tungray has not entered into any hedging transactions in an effort to reduce Tungray’s exposure to foreign exchange risk.

C.
Research and development, patents and license, etc.

See “Item 4. Information on the Company—B. Business Overview.”

D.
Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.
Critical Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Out of our significant accounting policies, which are described in “Note 2 – Summary of Significant Accounting Policies” of our Consolidated Financial Statements for the fiscal years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgments, estimates and assumptions, including  (i) revenue recognition (ii) inventory and costs of goods sold (iii) accounts and notes receivable, net (iv) property and equipment, net (v) income taxes (vi) leases and (vii) related party transactions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgements used in the preparation of our financial statements.

Allowance for credit losses

Allowance for credit loss represents management’s best estimate of probable losses inherent in the portfolio. On January 1, 2023, we adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

We considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers and other third parties
, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented net of the allowance for credit losses in the Consolidated Balance Sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of income and comprehensive income (loss). Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Estimated useful lives and impairment of property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Buildings	50 years
Office equipment	3-5 years
Operation equipment	3-10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model.

Valuation of deferred tax assets

Deferred tax is calculated using the balance sheet assets and liabilities method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

We believe that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933.

Name	Age	Position
Wanjun Yao	59	Chairman, Chief Executive Officer and Director
Jingan Tang	46	Director
Wee Thuang Lee	55	Chief Marketing Officer
Lei Yao	35	Chief Technology Officer
(Alex) Yuan Gong	50	Chief Financial Officer
Kevin D. Vassily (1)	57	Independent Director
David Ping Li (2)	59	Independent Director
Weston Twigg (3)	50	Independent Director

(1)	Chair of the Audit Committee.
(2)	Chair of the Compensation Committee.
(3)	Chair of the Nominating and Corporate Governance Committee.

Mr. Wanjun Yao
,
Chairman, Chief Executive Officer
and Director
. As our founder, Mr. Yao currently serves as the Chairman of our Board of Directors and Chief Executive Officer of our Company. Starting his career in Shandong Province, Eastern China, in the late 1980s, Mr. Yao rose through the ranks at various food processing businesses before moving to Singapore in 1997. After a short stint at a mechanical engineering job, Mr. Yao founded Tungray Singapore, providing automation solutions for manufacturing businesses. Starting as a one-person shop, Mr. Yao expanded his business into a conglomerate with subsidiaries in China and Singapore and businesses spanning across manufacturing solutions, welding, motor production, etc., including founding Tongri Electric, one of Mr. Yao’s first China-based businesses in 2002, Tungray Industrial in 2010, and Qingdao Tungray Intelligent in 2017, among others. Mr. Yao graduated with a bachelor’s degree in mechanics from Zhengzhou Institute of Food Sciences (now Henan University of Technology) in 1988 and finished EMBA programs in Peking University President Class in 2014.

Mr. Jingan Tang
,
Director. Mr. Tang has served as the Vice Chair of the Board of Directors of Tungray Industrial since May 2010, and as its CEO since its formation in May 2010, and has served as CEO of Tongsheng Intelligent since its formation in October 2021 and as the CEO and director of Tongsheng Development since its formation in August 2022. In these roles, Mr. Tang played a major part in establishing our Shenzhen-based manufacturing base for our ETO-focused business and continues to supervise the various ETO-focused business lines of our Shenzhen-based subsidiaries. Mr. Tang started his career with one of our Singapore subsidiaries, first joining Tung Resource in August 2004. He graduated from Singapore Institute of Management in 2002 with a diploma in Business and Management.

Mr. Wee Thuang Lee
,
Chief Marketing Officer. Since July 2014, Mr. Lee has served as the Managing Partner of Orca Creation Pte Ltd., a mechanical solution and product industrialization provider in Singapore that he co-founded in September 2005. From September 2005 to July 2014, Mr. Lee served as its General Manager, managing its human resources and business operations. Before his roles at Orca Creation, Mr. Lee served as a Program Manager and later as a Business Unit Manager for HPI Innovation Sdn Bhd., a mechanical solution company from August 2004 to September 2005. Earlier in his career, from September 1992 to August 2004, Mr. Lee spent more than 12 years at Hewlett Packard Singapore, joining as a Mechanical Engineer for the company’s ink jet printer business, before rising through the rank as a Senior Engineer and eventually as a manager of the Engineering Department, supervising product launch, manufacturing strategy and product design. Mr. Lee graduated with a degree in Mechanical Engineering from the University of Edinburgh in 1992.

Mr. Lei Yao,
Chief Technology Officer. Since July 2022, Mr. Yao has served as the Chief Technology Officer of Tungray Singapore, supervising our Singapore-based ETO businesses. Before assuming his current role at Tungray Singapore, Mr. Yao worked as a robotic engineer at Changi General Hospital Ltd., from September 2017 to July 2022. Before that, Mr. Yao worked as an executive engineer for SMRT Trains Ltd., a major Singapore rail operator affiliated with the Singapore Government from November 2015 to September 2017. Mr. Yao graduated from the National University of Singapore with a bachelor’s degree in mechanical engineering in 2015. He is also a Functional Safety Engineer since 2019 with a certification from TÜV SÜD Rail GmBH.

Mr. (Alex) Yuan Gong
,
Chief Financial Officer. Mr. Gong became our Chief Financial Officer as of February 1, 2023. Mr. Gong has served as an advisor for Weitian Group since December 2020. Previously, he served as the CFO of Guoyi Capital Management Co., Ltd., a fintech company, from January 2018 to September 2020. Before that, he served as a Partner at Jessie International LLC, an investment and financial advisory firm, between March 2008 and December 2017, providing investment and financial advisory services. From December 2009 to December 2011, he served as CFO in China Energy Corp., which is a client of Jessie International Consulting (“Jessie International”). Earlier from July 2008 to December 2009, he was the Vice President in Capital Markets for China Integrated Energy, which was also a client of Jessie International. From September 2007 to March 2008, he was the Board Secretary and Director of Investor Relations of Xinyuan Real Estate. Mr. Gong graduated from Peking University in 1997 with a Bachelor of Art degree in English Language, and an MBA from University of Delaware in 2003. He is a Chartered Financial Analyst.

Mr. Kevin D. Vassily
has been serving as the independent director of the Company since March 28, 2024. Mr. Vassily has extensive working experience as a senior management team member serving private and public companies. Mr. Vassily is a member of the board of directors of Aimfinity Investment Corp. I since March 2023, Denali Capital Acquisition Corp. since April 2022, and Feutune Light Acquisition Corp. since June 2022, three SPACs listed on Nasdaq. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (Nasdaq: IPW), an online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, Inc., a financial analytics company focused on the Asset Management industry. From October 2018 through its acquisition in March 2020, Mr. Vassily served as an advisor at Go Capture (which was acquired by Deloitte China in 2020), where he was responsible for providing strategic, business development, and product development advisory services for the company’s emerging “Data as a Service” platform. Since February 2020, Mr. Vassily has served as a director of Zhongchao Inc. (Nasdaq: ZCMD), a provider of healthcare information, education and training services to healthcare professionals and the public in China. Since July 2018, Mr. Vassily has also served as an advisor at Prometheus Fund, a Shanghai-based merchant bank/private equity firm focused on the “green” economy. From April 2015 through May 2018, Mr. Vassily served as an associate director of research at Keybanc Capital Markets Inc. From 2010 to 2014, he served as the director of research at Pacific Epoch, LLC (a wholly-owned subsidiary of Pacific Crest Securities LLC). From May 2007 to May 2010, he served as the Asia Technology business development representative and as a senior analyst at Pacific Crest Securities. From July 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, LLP. From September 2001 to June 2003, Mr. Vassily served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners Group, Inc. Mr. Vassily began his career on Wall Street in August 1998, as a research associate covering the semiconductor industry at Lehman Brothers. He holds a B.A. in liberal arts from Denison University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Mr. David Ping Li
has been serving as the independent director of the Company since March 28, 2024. Mr. Li has more than 25 years of experience in the finance and investment industries. Mr. Li is vice president of Finance at Anthem & Song Pictures since February 2015 and vice president of International Finance at AGBO Films LLC (part-time from June 2020 to July 2022), both co-founded by the Russo brothers, who directed Avengers: Infinity War, Avengers: End Game, Captain America: The Winter Soldier and Captain America: Civil War. Mr. Li is a director of Feutune Light Acquisition Corp., a SPAC listed on Nasdaq, since June 2022. From January 2012 to December 2014, Mr. Li was managing director of Strategic Investment, Open Innovation at Koninklijke Phillips N.V. (NYSE: PHG), a global electronics company. From November 2008 to December 2011, Mr. Li was investment director at Intel Capital, the investment division of Intel Corporation with focus on investments in the technology, media, and telecom sector. From January 2004 to October 2008, Mr. Li served as managing director at ChinaVest Inc., a venture capital firm responsible for identifying, evaluating and executing investments to achieve financial returns. From February 2002 to July 2003, Mr. Li served as Chief Financial Officer of Great Wall Technology Co. Ltd., a publicly traded diversified technology company. Mr. Li was senior associate in the Investment Banking Division of Donaldson, Lufkin & Jenrette (acquired by Credit Suisse First Boston) from September 1998 to December 2001. From November 2008 to October 2019, Mr. Li served as independent director and chairman of the audit committee of Highpower International, Inc., a lithium battery company listed on Nasdaq (Nasdaq: HPJ). Mr. Li graduated from Peking University with a Bachelor of Arts degree in Biochemistry. He received a master’s degree in Molecular Biology from Columbia University and an MBA in finance from the Wharton School of University of Pennsylvania.

Mr.
Weston Twigg
has been serving as the independent director of the Company since March
 28
, 2024.
In October 2023, he co-founded Good Distillations Co., where he acts as CEO. Prior to this, Mr. Twigg was an independent director and audit committee chair for TradeUP Acquisition Corp., a special purpose acquisition company listed on Nasdaq, from July 2021 to September 2023. Mr. Twigg served as Chief Financial Officer of Inno Holdings Inc., a building technology company, from January 2023 to July 2023. Mr. Twigg was previously a Managing Director and Equity Research Analyst leading the Industry 4.0 Software and Systems research practice at Piper Sandler, from July 2021 to September 2022. Before joining Piper Sandler, he was a Managing Director and Equity Research Analyst leading the semiconductor equity research group at KeyBanc Capital Markets from 2014 to 2021. Before joining KeyBanc Capital Markets, Mr. Twigg was an Associate Equity Analyst from 2005 to 2007, Senior Equity Analyst from 2007 to 2012, and Principal from 2012 to 2014 at Pacific Crest Securities until Pacific Crest Securities was acquired by KeyBanc Capital Markets in September 2014. Prior to joining Pacific Crest Securities, Mr. Twigg worked in the semiconductor industry as a senior engineer at Intel from 2000 to 2005, and before that, as a process engineer at Samsung from 1998 to 2000. Mr. Twigg received his MBA from the Michael G. Foster School of Business, University of Washington, his Master of Science in Chemical Engineering from Michigan State University, and his Bachelor of Arts in Chemistry from Albion College. Mr. Twigg has been recognized as one of the Top Ten Stock Pickers in the U.S. by Financial Times and StarMine, and has been a winner in The Wall Street Journal’s “Best on the Street” survey multiple times, including taking the top spot in 2011. In 2008, he was voted “Best Up-and-Coming Analyst” by Institutional Investor, and he has been regularly named in that publication’s All-American Research Team.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B.
Compensation

Employment Agreements

We entered into an employment agreement with each of our executive officers on March 29, 2023. The term of each of our executive officers’ employment will be automatically renewed unless terminated by either party by giving 30-day advance notice. We may terminate the employment for cause, at any time, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

In addition to the above-mentioned employment agreements, Lei Yao entered into an employment agreement on July 1, 2022 with Tungray Singapore, one of our wholly-owned subsidiaries. Pursuant to such employment agreement, Mr. Yao agreed to provide services as Chief Technology Officer to Tungray Singapore or any of the affiliated companies.

Furthermore, (Alex) Yuan Gong entered into an employment agreement on February 1, 2023 with Tongsheng Development, one of our wholly-owned subsidiaries. Pursuant to such employment agreement, Mr. Gong agreed to provide services as Chief Financial Officer.

Compensation of Executive Officers

For the year ended December 31, 2023, we paid an aggregate of $309,852 in cash to our executive officers and directors. For the year ended December 31, 2022, we paid an aggregate of $198,230 in cash to our executive officers and directors. For the year ended December 31, 2021, we paid an aggregate of $166,096 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Director Compensation

For the fiscal years ended December 31, 2023, 2022 and 2021, we did not compensate our directors.

We
pay each of the independent directors annual cash compensation in the amount of $20,000, payable in equal instalments monthly, and annual equity compensation of 6,000 Class A Ordinary Shares payable yearly since the effectiveness of the registration statement in connection with our IPO
.

Clawback Policy Adopted by the Board

On
January 8, 2024, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy was filed as Exhibit 99.10 to the registration statement filed in connection with our IPO, which is incorporate by reference to this Annual Report.

C.
Board Practices

Composition of Board; Risk Oversight

Our Board of Directors presently consists of 5 directors, including 3 independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. Each of our directors holds office until a successor has been duly elected and qualified. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Kevin D. Vassily, David Ping Li and Weston Twigg is “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee is responsible for, among other matters:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our Audit Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with Kevin D. Vassily serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Kevin D. Vassily qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•
approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, if any;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Our Compensation Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with David Ping Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under Nasdaq rules.

Nominating
and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other matters:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;
89

•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our Nominating and Corporate Governance Committee consists of consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with Weston Twigg serving as chair of the Nominating and Corporate Governance Committee. Our board has affirmatively determined that each of the members of the Nominating and Corporate Governance Committee meets the definition of “independent director” for purposes of serving on a Nominating and Corporate Governance Committee under Nasdaq rules.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 14.1 to the registration statement filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Clawback Policy

See “Item 6. Directors, Senior Management and Employees — B. Compensation —Clawback Policy Adopted by the Board.”

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we intend to voluntarily follow most Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, we may
choose to take advantage of the following exemptions afforded to foreign private issuers:

•	Exemption from the requirement that a majority of our board of directors consists of independent directors.
•	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).
•	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).
•
Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

•
Exemption from the requirement that we have a code of conduct applicable to all directors, officers and employees and from any requirement that we have a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

•
Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.
90

•	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.
•	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Although we
may
rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with most Nasdaq corporate governance rules, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules as described in the list above.

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.
•	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Diversity Matrix

Board Diversity Matrix (As of December 31, 2023)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.
Employees

As of the date of this Annual Report, we have a total of 170 full-time employees, of which 34 are in research and development, 11 are in sales and marketing, 80 are in production and 24 in finance, procurement and auxiliary support.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by laws and regulations in Singapore and China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In Singapore, the Central Provident Fund (“CPF”) has been implemented under the Central Provident Fund Act 1953 of Singapore, which is a mandatory social security savings scheme funded by contributions from the relevant employers and employees. In this regard, employers are required to make monthly CPF contributions (capped at a maximum amount) to employees who are Singapore citizens or Singapore permanent residents.

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

E.
Share Ownership

See Item 7 below.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Class A Ordinary Shares (including Class A Ordinary Shares issuable upon the conversion of outstanding Class B Ordinary Shares) for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Class A Ordinary Shares issuable pursuant to exercise of warrants are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were
62,500
Class A Ordinary Shares issuable pursuant to warrants exercisable within 60 days thereof, and none of the shareholders listed in the table below holds any warrants.

The percentage of beneficial ownership owned is based on 11,690,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares outstanding as of the date of this Annual Report. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners listed below have sole investment and voting power with respect to such shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power*	Shares	Power*
Directors and Named Executive Officers
Wanjun Yao (1)	3,660,000	3.56%	4,560,000	88.64%
Wee Thuang Lee	46,150	†	—	—
Lei Yao	—	—	—	—
(Alex) Yuan Gong	—	—	—	—
Jingan Tang (2)	2,520,000	2.45%	—	—
Kevin D. Vassily	—	—	—	—
David Ping Li	—	—	—	—
Weston Twigg	—	—	—	—
All executive officers and directors as a group (8 persons)	6,226,150	6.05%	4,560,000	88.64%
5% Shareholders
Pegasus Technologies Holding Ltd. (1)	690,000	0.67%	—	—
Pegasus Automation Global Ltd. (1)	720,000	0.70%	—	—
Enolios Ltd. (1)	2,250,000	2.19%	—	—
Pegasus Automation Ltd. (1)	—	—	4,560,000	88.64%
YuChang Global Ltd. (2)	738,000	0.72%	—	—
ChangYuan International Ltd. (2)	1,782,000	1.73%	—	—
UXY Technology Ltd. (3)	1,539,000	1.50%	—	—
WG5 Group Ltd. (4)	999,000	0.97%	—	—
HuiTec. Ltd. (5)	540,000	0.52%	—	—

*
Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our amended memorandum and articles of association, holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of our company, and holders of Class B Ordinary Shares are entitled to 20 votes per share on all matters subject to the vote at general meetings of our company.

†	Less than 1%.

(1)
Includes (i) 690,000 Class A Ordinary Shares held by Pegasus Technologies Holding Ltd.; (ii) 720,000 Class A Ordinary Shares held by Pegasus Automation Global Ltd.; (iii) 2,250,000 Class A Ordinary Shares held by Enolios Ltd. (“Enolios”); and (iv) 4,560,000 Class B Ordinary Shares held by Pegasus Automation Ltd. All four holding companies are limited liability companies incorporated under the British Virgin Islands laws and controlled by Mr. Wanjun Yao. The person having voting, dispositive or investment powers four entities is Mr. Yao.

93

(2)
Includes (i) 1,782,000 Class A Ordinary Shares held by ChangYuan International Ltd.; and (ii) 738,000 Class A Ordinary Shares held by YuChang Global Ltd., both of which are limited liability companies incorporated under the British Virgin Islands laws and wholly-owned by Mr. Jingan Tang. The person having voting, dispositive or investment powers over these two entities is Mr. Jingan Tang.

(3)
UXY Technology Ltd is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Demin Han. The address of UXY Technology Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over UXY Technology Ltd is Mr. Han.

(4)
WG5 Group Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Mingxing Gao. The address of WG5 Group Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over WG5 Group Ltd. is Mr. Gao.

(5)
HuiTec. Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Gang Wang. The address of HuiTec. Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over HuiTec. Ltd.is Mr. Wang.

As of the date of this Annual Report, there were
12
holders of record entered in our Class A ordinary share register and
1
holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B.
Related Party Transactions

Material Transactions with Related Parties

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company.

During the last three years and up to the date of this
Annual Report
, we have engaged in the following transactions with our related parties. Wanjun Yao, our Chief Executive Officer, is the major shareholder in our financial statements.

Related party balances

Account Receivable – related parties

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder	$19,372	67,031	136,840
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder	202,679	7,626	7,901
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder	52,889	30,086	32,563
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder	44,649	-	-
Total		$319,589	104,743	177,304

Account payable, related parties

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

FDT (Qingdao) Intellectual Technology Co., Ltd.	Common control under CEO	$365,665	-	-
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder	26,061	-	-
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder	32,395	33,347	-
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder	54,661	56,267	36,092
Hefei CAS Dihuge Automation Co., Ltd.	10.27% ownership interest investee	20,141	20,733	22,440
Total		$498,923	110,347	58,532

Other receivables – related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Hui Tang	Senior management of Qingdao Tungray Intelligent	Employee advances	$-	13,348	488,026
Liqun Zhou	Senior Manager of Tungray Industrial Automation Shenzhen	Employee advances	-	-	4,708
Jingan Tang	Senior Manager of Tungray Industrial Automation Shenzhen	Employee advances	-	-	92,921
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder	Advances	23,816	-	-
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder	Advances	-	3,345	-
Tungmoon Investment	Common control under major shareholder	Advances	-	7,134	-
Total			$23,816	23,827	585,655

Loans receivable – related parties

Loans receivable – related parties represent loans to major shareholder and various companies which are under common control of the same major shareholder. Those loans are interest free due on demand. As of December 31, 2023, 2022, 2021 and 2020, no allowance was deemed necessary. Loans receivable – related parties are presented as reduction of shareholders’ equity pursuant to SAB Topic 4:G.

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder	$-	-	144,195
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder	-	-	6,074
Wanjun Yao	Major shareholder	-	-	1,149,133
Tungray (Qingdao) Technology Development Co., Ltd	Common control under major shareholder	-	-	3,384,128
Total		$-	-	4,683,530

Other payable– related parties

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, dividend payables and related accrued interest payable on the advances. These balances are unsecured and non-interest bearing. Current payables are due on demand.

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Tungray (Kunshan) Industrial Automation Co., Ltd.	Common control under major shareholder	$41,853	-	-
Shanghai Tongrui Investment Management Co., Ltd	Common control under major shareholder	-	1,160	-
Hui Tang	Senior management of Tungray Intelligent Technology	-	-	7,532
Yuelin Xiao	Senior management of Tungray Intelligent Technology	-	-	5,022
Jingan Tang	Senior Manager of Tungray Industrial	277,607	691,792	-
Liling Du	CFO of Tungray Singapore	38,216	96,475	-
Gang Wang	Shareholder of Tungray Singapore and Tung Resource	54,005	188,525	-
Demin Han	General Manager	156,455	538,014	-
Lei Yao	Chief Technology Officer	2,893	-	-
Mingxing Gao	General Manager	99,837	349,566	-
Wanjun Yao	Major shareholder	-	-	1,842,107
Total		$670,866	1,865,532	1,854,661

Prepayment-related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Tungray (Kunshan) Precision Testing Equipment Co., Ltd	Common control under major shareholder	Purchase prepayment	-	-	3,413
Tungray (Qingdao) Technology Development Co., Ltd.	Common control under major shareholder	Purchase prepayment	$55,000	48,115	45,372
Tungray (Kunshan) Industrial Automation Co., Ltd.	Common control under major shareholder	Purchase prepayment	993,745	-	-
Total			$1,048,745	48,115	48,785

Long-term loans - related parties

Name of Related Party	Relationship	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Mingxing Gao	Senior management of Tungray	2/16/2022	None	None	$-	-	44,379
Liling Du	CFO of Tungray Singapore	2/16/2022	None	None			184,911
Lianshan Song	Spouse of Demin Han	2/16/2022	None	None	-	-	103,550
Li Huang	Spouse of senior management of Tungray Industrial – Jingan Tang	2/16/2022	None	None	-	-	110,947
Total						-	443,787
Total current portion of long-term loans - related parties						-	(443,787)
Total noncurrent portion of long-term loans - related parties						-	-

Operating lease receivables – related party

The Company entered into a lease agreement as a lessor under which it leased an operation building for 10 years expiring in 2028 to its related party with no purchase option at the end of the lease term. The Company accounts for this lease in accordance with ASC 842. The Company’s lease is accounted the lease as operating leases, and the Company recognizes the rental income on a straight-line basis over the terms of the lease.

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Qingdao Tungray Biology Technology Co., Ltd (“Tungray Biology”)	Common control under major shareholder	$-	-	110,386

Operating lease liabilities- related parties

The Company entered into three lease agreements as a lessee under which it leased three operation buildings for 5-7 years from two related parties. The Company accounts for the leases in accordance with ASC 842. The Company’s underlying building properties were classified as operating leases, and the related lease liabilities were recorded under operating lease liabilities – related parties (see Note 15).

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Tungray (Qingdao) Technology Development Co., Ltd	Common control under major shareholder	$244,112	206,789	204,756
Jingan Tang	Senior Manager of Tungray Industrial	218,432	356,390	442,104
Total		462,544	563,179	646,860
Current portion of operating lease liabilities - related parties		(123,094)	(73,166)	(127,174)
Noncurrent portion of operating lease liabilities - related parties		$339,450	490,013	519,686

Related party transactions

Revenue from related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021

Tungray (Kunshan) Industrial Automation Co., Ltd.	Common control under major shareholder	Sales of products	$231,209	$-	$-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Common control under major shareholder	Sales of products	26,245	-	-
FDT (Qingdao) Intellectual Technology Co., Ltd.	Common control under major shareholder	Sales of products	4,602	66,096	147,531
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder	Sales of products	57,490	-	-
Kunshan Tongri Intelligent Manufacturing Technology Research Institute Co., Ltd	Common control under major shareholder	Sales of products	-	1,093	-
Total			$319,546	$67,189	$147,531

Purchase from related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021
FDT (Qingdao) Intellectual Technology Co., Ltd.	Common control under major shareholder	Products and services purchase	$961,525	$41,566	$-

Non-operating income- related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021
Qingdao Tungray Biology Technology Co., Ltd	Common control under major shareholder	Lease	$19,126	$25,129	$26,212

Rental expenses- related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021
Qingdao Tungray Technology Development Co., Ltd	Common control under major shareholder	Lease	$66,476	$51,219	$47,438
Jingan Tang	Senior Manager of Tungray Industrial	Lease	72,411	63,841	66,595
Total			$138,887	$115,060	$114,033

Employment Agreements

See “
Item 6. Directors, Senior Management and Employees —  B. Compensation — Employment Agreement
.”

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee which is tasked with review and approval of all related party transactions.

C.
Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

Except as disclose above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Class A Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Class A Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B.
Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A.
Offering and Listing Details.

The Registration Statement on Form F-1 (File No. 333-270434) became effective on March 28, 2024. Our Class A Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “TRSG” since April
18
, 2024.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our Class A Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “TRSG.”

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “
Description of Share Capital
” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.2 to the Registration Statement in connection with our IPO and are hereby incorporated by reference into this Annual Report.

C.
Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “
Our Business
,” “
Directors and Executive Officers
,” “
Related Party Transactions
,” and “
Underwriting
” in our Registration Statement in connection with the IPO, which sections are incorporated herein by reference.

D.
Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.
Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Class A Ordinary Shares, nor will gains derived from the disposal of Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.
No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands or our company holds interests in land in the Cayman Islands.

Singapore Taxation

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this Annual Report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Class A Ordinary Shares or of any person acquiring, selling or otherwise dealing with our Class A Ordinary Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Class A Ordinary Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Class A Ordinary Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Class A Ordinary Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Class A Ordinary Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Class A Ordinary Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this Annual Report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Class A Ordinary Shares.

Individual Income Tax

An individual is a tax resident in Singapore in a year of assessment (“YA”) if, in the preceding year, he resides in Singapore except for such temporary absences as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore. This includes a person who is physically present in Singapore or exercises an employment (other than as a director of a company) in Singapore for 183 days or more during the year preceding the YA.

Generally, individual taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore, unless certain exemptions apply. Foreign-sourced income received in Singapore by a non-resident individual is exempt from Singapore income tax. Foreign-sourced income received on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is also exempt from Singapore income tax if the Comptroller of Income Tax in Singapore (“Comptroller”) is satisfied that the tax exemption would be beneficial to the individual.

Prior to YA 2024, Singapore tax resident individuals are taxed at progressive rates ranging from 0% to 22%, after deductions of qualifying personal reliefs where applicable. Starting in YA 2024, Singapore tax residents will be taxed at progressive rates ranging from 0% to 24%. Non-resident individuals, subject to certain exceptions and conditions, are subject to Singapore income tax on income accruing in or derived from Singapore at the rate of 22% prior to YA 2024 and 24% from YA 2024. The Singapore-sourced employment income of non-resident individuals are taxed at either a flat rate of 15% (without deductions for personal relief), or at the progressive rates as a tax resident (with deductions for personal relief), whichever yields a higher tax.

Corporate Income Tax

A company is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business are exercised in Singapore. “Control and management” is the making of decisions on strategic matters, such as those on company policy and strategy.

A company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income (“specified foreign income”) received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)
at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

Certain concessions and clarifications have also been announced by the Comptroller with respect to such conditions.

Pursuant to a tax concession granted with effect from 30 July 2004, the above foreign-sourced income exemption has been extended to include specified foreign income which is exempted from income tax in the foreign jurisdiction as a result of a tax incentive granted by that foreign jurisdiction for carrying out substantive business activities in that foreign jurisdiction.

If foreign-sourced income is subject to tax in Singapore and does not qualify for tax exemption, a Singapore tax resident corporate taxpayer is entitled to claim foreign tax credit (“FTC”) for the foreign tax paid on such foreign-sourced income, subject to meeting the relevant conditions. The amount of foreign tax credit available to a Singapore tax resident corporate taxpayer is based on the lower of:

(i)	the actual amount of foreign tax paid; or

(ii)	the amount of Singapore tax attributable to the foreign income (net of expenses).

Under the FTC pooling system, Singapore tax resident companies may elect to claim FTC on a pooled basis on any items of its foreign-sourced income, rather than the usual source-by-source and country-by-country basis, subject to meeting the relevant conditions as follows:

(i)	income tax must have been paid on the income in the foreign jurisdiction from which the income is derived;

(ii)	at the time the foreign-sourced income is received in Singapore, the headline tax rate of that foreign jurisdiction from which the income is received is at least 15.0%;

(iii)	there must be Singapore income tax payable on the foreign-sourced income; and

(iv)	the taxpayer is entitled to claim foreign tax credits under sections 50, 50A or 50B of the Income Tax Act 1947 (“SITA”) on its foreign-sourced income.

The amount of foreign tax credit to be granted under the FTC pooling system is the lower of (i) the actual amount of pooled foreign tax paid on the foreign income under pooling; or (ii) the total amount of Singapore tax attributable to the same pool of foreign income (net of expenses).

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Qualifying newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three consecutive YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Class A Ordinary Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Class A Ordinary Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore.

Section 13W of the SITA provides a safe harbor in the form of an exemption of gains or profits arising from the disposal of ordinary shares for disposals made up to 31 December 2027. To qualify for the tax exemption, the divesting company must have legally and beneficially held at least 20% of the ordinary shares of the company whose shares are being disposed (“investee company”) for a continuous period of at least 24 months immediately prior to the date of disposal such shares.

The above-mentioned “safe harbor rule” is not applicable under the following scenarios:

(i)
The disposal of shares during the period from 1 June 2012 to 31 May 2022 of an unlisted investee company which is in the business of trading or holding Singapore immovable properties (other than the business of property development).

(ii)
The disposals of shares from June 1, 2022 of an unlisted investee company which is in the business of trading, holding, or developing immovable properties in Singapore or abroad, subject to certain exceptions.

(iii)	The disposal of shares by a divesting company in the insurance business industry (as referred to under section 26 of the SITA).

(iv)	The disposal of shares by a partnership, limited partnership or limited liability partnership, where one or more of the partners is a company or are companies.

Holders of our Class A Ordinary Shares who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Class A Ordinary Shares is made.

Holders of our Class A Ordinary Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Class A Ordinary Shares.

Stamp Duty

There is no stamp duty payable on the subscription for our Class A Ordinary Shares.

Stamp duty is payable on an instrument for the conveyance, assignment or transfer on sale of the shares in a company incorporated in Singapore, or a company which maintains a share or branch register in Singapore. Stamp duty is calculated at the rate of 0.2% of the consideration for, or net asset value of, such shares transferred, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where an instrument of transfer is executed outside Singapore and not brought into Singapore, or no instrument of transfer is executed, no stamp duty is generally payable on the acquisition of shares. However, stamp duty is generally payable if the instrument of transfer is executed in Singapore, or is executed outside Singapore and received in Singapore.

An electronic instrument may be treated as an instrument of transfer for stamp duty purposes. In this regard, an electronic instrument that effects a transaction includes, among others, an electronic record that effects, or an electronic record and a physical document that together effect, the same transaction, whether directly or indirectly. Examples of an “electronic record” include anything sent by e-mail, SMS or any Internet-based messaging service.

An electronic instrument that is executed outside Singapore is received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty may therefore apply on the sale and disposal of our Class A Ordinary Shares if the Company maintains a share or branch register in Singapore, and if an instrument of transfer (including an electronic instrument) is executed in Singapore, or if an instrument of transfer (including an electronic instrument) is executed outside Singapore and received in Singapore. Investors should seek their own tax advice on the applicability of stamp duty in connection with the purchase and sale of our Class A Ordinary Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Goods and Services Tax (“GST”)

The sale of our Class A Ordinary Shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST incurred by the GST-registered investor in making an exempt supply is generally not recoverable as input tax.

Where our Class A Ordinary Shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to a person who belongs outside Singapore, and for the direct benefit of a person who belongs outside Singapore (and who is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore, the sale should generally, subject to the satisfaction of certain conditions, qualify for zero-rating (i.e., subject to GST at 0%). Any input GST incurred by the GST-registered investor in making such a zero-rated supply in the course of or furtherance of a business may be fully recoverable as input tax where the relevant conditions are met. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our Class A Ordinary Shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our Class A Ordinary Shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our Class A Ordinary Shares were subject to GST at the rate of 8% from January 1, 2023, which was raised to 9% with effect from January 1, 2024. Similar services rendered by a GST-registered person contractually to a person who belongs outside Singapore, and for the direct benefit of a person who belongs outside Singapore (and who is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore, should generally, subject to the satisfaction of certain conditions, qualify for zero-rating.

People’s Republic of China Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” for PRC income tax purposes and will be subject to the enterprise income tax at the rate of 25% on its global income
,
subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy
.
The implementation rules to the PRC EIT Law define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in mainland China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, minutes of board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15%, subject to renewal every three years. Currently, Tungray Industrial and Qingdao Tungray Intelligent enjoy the 15% preferential tax rate because they qualify as “high and new technology enterprises.”

Further to SAT Circular 82, the SAT issued Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, its key asset is its share ownership in its direct subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperative;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase our Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material U.S. Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of our Class A Ordinary Shares as of the date hereof. The effects of any applicable state or local laws and other U.S. federal tax laws, such as estate and gift tax laws, and the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, are not discussed. This summary is only applicable to Class A Ordinary Shares held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, by a United States Holder (as defined below).

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;
•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	an insurance company;
•	a tax-exempt organization;

•	a person holding our Class A Ordinary Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•	a trader in securities that has elected the mark-to-market method of accounting for your securities;
•
a person subject to special tax accounting rules as a result of any item of gross income with respect to Class A Ordinary Shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	a United States expatriate;
•	a person who owns or is deemed to own 10% or more of our stock by vote or value; or
•	a person whose “functional currency” is not the United States dollar.

As used herein, the term “United States Holder” means a beneficial owner of our Class A Ordinary Shares that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our Class A Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A Ordinary Shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances. If you are considering the purchase, ownership or disposition of our Class A Ordinary Shares, you should consult your tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on our Class A Ordinary Shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of our Class A Ordinary Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our Class A Ordinary Shares), and, second, the balance in excess of adjusted basis generally would be taxed as capital gain recognized on a sale or exchange, as described under “—Taxation of Capital Gains” below. However, we do not expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

With respect to non-corporate United States Holders (including individuals), dividends received from a qualified foreign corporation may be subject to reduced rates of taxation, unless we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States.
United States Treasury Department guidance indicates that our Class A Ordinary Shares are readily tradable on an established securities market in the United States.
There can be no assurance that our Class A Ordinary Shares will continue to be readily tradable on an established securities market in later years.

A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. There is no income tax treaty between the U.S. and the Cayman Islands. However, in the event that in the future we were deemed to be a PRC resident enterprise under the PRC tax law, although no assurance can be given, we may be eligible for the benefits of the income tax treaty between the United States and the PRC
(
the
“
Treaty
”)
, provided that we meet the other requirements for Treaty eligibility. In that case, dividends we pay on our Class A Ordinary Shares may be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States. Each non-corporate United States Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to our Class A Ordinary Shares. See “—PRC Taxation.” In that case, subject to a number of certain complex conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our Class A Ordinary Shares will be treated as foreign source income and will generally constitute passive category income. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for United States federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the expected value of our assets (including the value of our goodwill, which is based on the price of our Class A Ordinary Shares), we do not believe that we will be a PFIC for our current taxable year. PFIC status is determined annually based on the Company’s income, assets and activities for the entire taxable year, thus it is not possible to determine whether we will be characterized as a PFIC for 2023 or any other future year until after the close of that year. Because we hold a substantial amount of cash, we may be or become a PFIC if our market capitalization declines. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our Class A Ordinary Shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our Class A Ordinary Shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our Class A Ordinary Shares,

•
the amount allocated to the current taxable year, and any amount allocated to any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to tax at the highest income tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A Ordinary Shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold our Class A Ordinary Shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class A Ordinary Shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your Class A Ordinary Shares provided such Class A Ordinary Shares are treated as “marketable stock.” Our Class A Ordinary Shares generally will be treated as marketable stock if our Class A Ordinary Shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to shareholders if our Class A Ordinary Shares are quoted on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that our Class A Ordinary Shares will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your Class A Ordinary Shares at the end of the year over your adjusted basis in the Class A Ordinary Shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the Class A Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your Class A Ordinary Shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted basis in the Class A Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions, in each case, to the extent provided for under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A Ordinary Shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election is generally available to holders of PFIC stock (but not warrants), but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to United States federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under United States federal income tax principles, nor do we intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, if you make a mark-to-market election with respect to our Class A Ordinary Shares, you may continue to be subject to the general PFIC rules with respect to your indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold our Class A Ordinary Shares in any year in which we are classified as a PFIC, you will generally be required to file IRS Form 8621 and to provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our Class A Ordinary Shares if we are considered a PFIC in any taxable year and the availability, manner and advisability of making any elections.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our Class A Ordinary Shares in an amount equal to the difference between the amount realized for our Class A Ordinary Shares and your adjusted basis in our Class A Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held our Class A Ordinary Shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as foreign source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as foreign source, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our Class A Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit and the election to treat any gain as foreign source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A Ordinary Shares and the proceeds from the sale, exchange or other disposition of our Class A Ordinary Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Certain United States Holders that hold certain foreign financial assets (which may include our Class A Ordinary Shares) may be required to report information relating to such assets, subject to exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions). You are urged to consult your tax advisors regarding the effect, if any, of this reporting requirement on your ownership and disposition of our Class A Ordinary Shares.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We have previously filed the Registration Statement in connection with our IPO with the SEC.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.
Subsidiary Information

For a listing of our subsidiaries, see “
Item 4. Information on the Company — A. History and Development of the Company
.”

J.
Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2023.

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and S Dollar,
and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB and S Dollar.
RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional
currencies

are
RMB
 and S Dollar
, and our financial statements are presented in U.S. dollars. The RMB depreciated by 5.2% in fiscal year ended December 31, 2023.  The S Dollar appreciated by
2.6% in fiscal year ended December 31, 2023.
 I
t is difficult to predict how market forces or PRC
 or Singapore
or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar and the exchange rate between the S Dollar and the U.S. dollar in the future. The change in the value of the RMB
and S Dollar
relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB and S Dollar
.

To the extent that the Company needs to convert U.S. dollars into RMB and S Dollar
for capital expenditures and working capital and other business purposes, appreciation of RMB and S Dollar
against U.S. dollar would have an adverse effect on the RMB amount and S Dollar amount
the Company would receive from the conversion. Conversely, if the Company decides to convert RMB and S Dollar
into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB and S Dollar
would have a negative effect on the U.S. dollar amount available to the Company.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “
Item 10. Additional Information
” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our IPO of 1,250,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $
4.00
per share
.
We received aggregate gross proceeds of $
5.0
million from the IPO, before deducting underwriting discounts and other related expenses.

We have earmarked and have been using the proceeds of the IPO as follows: 30% on research and development
; 30% on
strategic acquisitions and investment
; 25% on
sales, marketing and recruitment of personnel
; and 15% on
general corporate purposes and working capital
.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2023 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2023 and 2022, we identified three material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2023. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. See “
Item 3. Key Information — D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud
.”

Notwithstanding there are material weaknesses identified as described above, we believe that our consolidated financial statements contained in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this Annual Report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item
16.
RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Kevin D. Vassily is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the Nasdaq listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.
A copy of this code was filed as Exhibit 14.1 to the registration statement filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP for the years ended December 31, 2023 and 2022, respectively:

	December 31, 2023	December 31, 2022
	USD	USD
Audit Fees *	$376,397	$284,280

*
Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman LLP, our then independent registered public accounting firm, combined with Marcum LLP. On December 16, 2022, our Board of Directors approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP are now provided by Marcum Asia.

Friedman LLP’s reports on our consolidated financial statements for the year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, through December 16, 2022, there have been no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman LLP’s satisfaction, would have caused Friedman LLP to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

Through December 16, 2022, there were no reportable events other than the material weaknesses reported by management under Item 15 of this Annual Report.

We provided Friedman LLP with a copy of the above disclosure and requested that Friedman LLP furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman LLP’s letter was filed as Exhibit 16.1 to the registration statement filed in connection with our IPO, which is incorporated by reference to this Annual Report.

Through December 16, 2022, neither our Company nor anyone acting on our behalf consulted Marcum Asia with respect to any of the matters or reportable events.

Item 16G. CORPORATE GOVERNANCE

See “
Item 6. Directors, Senior Management and Employees
” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted the insider trading policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. A copy of the insider trading policy is filed as an exhibit to this Annual Report.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

Governance

Our cybersecurity program is co-managed by our Chief Technology Office, Lei Yao, and our IT team that is responsible for implementing company-wide cybersecurity policies, protocols, and procedures. Our Audit Committee is responsible for overseeing our cybersecurity program. The Chief Financial Officer reports to our board of directors and our Chief Executive Officer.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Tungray Technologies Inc, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Class A Ordinary Share Certificate
2.2*	Form of Representative’s Warrant
2.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1*	Form of Executive Employment Agreement between Tungray Technologies Inc and Wanjun Yao, dated as of March 29, 2023
4.2*	Form of Executive Employment Agreement between Tungray Technologies Inc and Wee Thuang Lee, dated as of March 29, 2023
4.3*	Form of Executive Employment Agreement between Tungray Technologies Inc and Lei Yao, dated as of March 29, 2023
4.4*	Employment Agreement between Tungray Singapore Pte. Ltd. and Lei Yao, dated as of July 1, 2022
4.5*	Employment Agreement between Tungray Technologies Inc and (Alex)Yuan Gong, dated as of March 29, 2023
4.6*	Translation of Employment Agreement between Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd. and (Alex) Yuan Gong, dated as of March 8, 2023
4.7*	Form of Director Offer Letter
4.8	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on April 23, 2024)
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Conduct and Ethics
11.2	Insider Trading Policies
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1*	Code of Ethics
16.1*	Letter from Friedman LLP to the U.S. Securities and Exchange Commission, dated April 24, 2023. (Incorporated by reference to Exhibit 16.1 to Form 6-K previously filed on April 24, 2023)
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Tungray Technologies Inc

By:	/s/ Wanjun Yao
Name:	Wanjun Yao
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 25 , 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

For the Years Ended December 31, 2023, 2022 and 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
T
ungray
Technologies Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of
T
ungray
Technologies Inc
(the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes

(collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs
llp

Marcum Asia CPAs
llp

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York
April 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tungray Technologies Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of
Tungray Technologies Inc and Subsidiaries (collectively, the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP
Friedman LLP

We served as the Company’s auditor during 2022.

New York, New York
December 16, 2022

Tungray Technologies Inc and Subsidiaries
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	A s of December 31, 2023	As of December 31, 2022
ASSETS

CURRENT ASSETS
Cash	$10,802,405	$13,130,296
Accounts and notes receivable, net	3,574,739	2,420,150
Accounts receivable - related parties	319,589	104,743
Inventories, net	2,283,809	1,404,669
Prepayments, net	259,950	539,383
Prepayments - related parties	1,048,745	48,115
Other receivables and other current assets, net	215,651	188,402
Other receivables - related parties	23,816	23,827
Total current assets	18,528,704	17,859,585

PROPERTY AND EQUIPMENT, NET	6,145,199	6,237,759

OTHER ASSETS
Prepaid expenses and deposits	23,163	22,707
Long-term investment	211,271	217,480
Operating right-of-use assets	712,261	674,325
Intangible assets	55,842	33,944
Deferred tax assets	-	75,126
Deferred initial public offering (“IPO”) costs	1,192,734	699,559
Total non-current assets	2,195,271	1,723,141

Total assets	26,869,174	25,820,485

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	1,048,271	1,100,647
Accounts payable - related parties	498,923	110,347
Contract liabilities	4,010,832	1,848,128
Accrued expenses and other payables	1,289,941	993,036
Other payables - related parties	670,866	1,865,532
Current portion of banking facilities	140,162	170,093
Short-term loans - banks	-	453,807
Current portion of long-term loan - third party	-	209,609
Current portion of operating lease liabilities	46,232	-
Current portion of operating lease liabilities - related party	123,094	73,166
Current portion of finance lease liabilities	-	-
Taxes payable	519,543	859,613
Total current liabilities	8,347,864	7,683,978

OTHER LIABILITIES
Banking facilities	1,951,389	2,373,136
Operating lease liabilities	10,603	-
Operating lease liabilities - related party	339,450	490,013
Total other liabilities	2,301,442	2,863,149

Total liabilities	10,649,306	10,547,127

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized;10,440,000 shares issued and outstanding	1,044	1,044
Class B ordinary shares, $0.0001 par value; 100,000,000 shares authorized; 4,560,000 shares issued and outstanding	456	456
Additional paid-in capital	332,574	332,574
Retained earnings	15,964,848	15,057,763
Statutory reserves	248,761	240,424
Accumulated other comprehensive loss	(213,302)	(344,468)
Total Tungray Technologies Inc shareholders' equity	16,334,381	15,287,793

NONCONTROLLING INTERESTS	(114,513)	(14,435)

TOTAL EQUITY	16,219,868	15,273,358

Total liabilities and shareholders' equity	$26,869,174	$25,820,485

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2023	2022	2021
Revenue - products	$14,042,956	$16,267,211	$17,320,585
Revenue - related party	319,546	67,189	147,531
Total revenues	14,362,502	16,334,400	17,468,116

Cost of revenue - products	7,353,291	7,096,094	8,332,081
Cost of revenue - related party	273,122	41,566	67,866
Total cost of revenues	7,626,413	7,137,660	8,399,947

Gross profit	6,736,089	9,196,740	9,068,169

Operating expenses:
Selling expenses	421,869	614,049	390,653
General and administrative expenses	4,397,603	4,540,771	3,318,365
Research and development expenses	791,762	829,211	669,358
Total operating expenses	5,611,234	5,984,031	4,378,376

Income from operations	1,124,855	3,212,709	4,689,793

Other income (expenses)
Other income, net	336,576	197,290	289,126
Lease income - related party	19,126	25,129	26,212
Financial expenses, net	(160,735)	(35,699)	(189,966)
Total other income, net	194,967	186,720	125,372

Income before income taxes	1,319,822	3,399,429	4,815,165

Income tax expense	(504,175)	(517,282)	(706,720)

Net income	815,647	2,882,147	4,108,445

Less: net loss attributable to noncontrolling interests	(99,775)	(10,333)	(1,279)

Net income attributable to Tungray Technologies Inc	$915,422	$2,892,480	$4,109,724

Net income	$815,647	$2,882,147	$4,108,445

Foreign currency translation adjustment	130,863	(412,491)	195,067

Comprehensive income	946,510	2,469,656	4,303,512

Less: comprehensive loss attributable to noncontrolling interests	(100,078)	(13,265)	(1,170)

Total comprehensive income attributable to Tungray Technologies Inc	$1,046,588	$2,482,921	$4,304,682

Weighted average number of common shares outstanding - basic and diluted	15,000,000	15,000,000	15,000,000

Earnings per common share - basic and diluted	$0.06	$0.19	$0.27

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(Stated in U.S. Dollars)

									Accumulated
					Additional		Retained earnings		other
	Class A ordinary shares		Class B ordinary shares		paid-in	Loan receivables-	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Shares	Par value	capital	related pa r ties	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2020	10,440,000	$1,044	4,560,000	$456	$332,574	$(4,706,144)	$116,533	$12,649,561	$(129,867)	$-	$8,264,157
Loans receivable - related parties	-	-	-	-	-	22,614	-	-	-	-	22,614
Net income	-	-	-	-	-	-	-	4,109,724	-	(1,279)	4,108,445
Statutory reserves	-	-	-	-	-	-	72,300	(72,300)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	194,958	109	195,067
BALANCE, December 31, 2021	10,440,000	$1,044	4,560,000	$456	$332,574	$(4,683,530)	$188,833	$16,686,985	$65,091	$(1,170)	$12,590,283
Repayments from loans receivable - related parties	-	-	-	-	-	3,812,241	-	-	-	-	3,812,241
Dividends declared to offset with loans receivable-related parties	-	-	-	-	-	951,209	-	-	-	-	951,209
Dividends declared	-	-	-	-	-	-	-	(4,470,111)	-	-	(4,470,111)
Net income	-	-	-	-	-	-	-	2,892,480	-	(10,333)	2,882,147
Statutory reserves	-	-	-	-	-	-	51,591	(51,591)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(79,920)	-	-	(409,559)	(2,932)	(492,411)
BALANCE, December 31, 2022	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$240,424	$15,057,763	$(344,468)	$(14,435)	$15,273,358
Net income	-	-	-	-	-	-	-	915,422	-	(99,775)	815,647
Statutory reserves	-	-	-	-	-	-	8,337	(8,337)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-		131,166	(303)	130,863
BALANCE, December 31, 2023	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$248,761	$15,964,848	$(213,302)	$(114,513)	$16,219,868

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$815,647	$2,882,147	$4,108,445
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	218,148	128,517	207,760
Amortization expense	15,118	12,086	15,706
Provision for credit losses	190,983	22,837	128,554
Impairment of inventories	6,713	42,544	95,136
Deferred tax benefits	74,616	(14,816)	(31,896)
Amortization of operating lease right-of-use assets	154,455	120,053	119,242
Amortization of finance lease right-of-use assets	-	97,801	210,303
Loss from disposal of property and equipment	-	3,310	-
Changes in operating assets and liabilities
Accounts and notes receivable	(1,371,684)	651,386	(867,626)
Accounts receivable - related parties	(218,421)	60,552	(134,833)
Prepayments	275,082	221,842	4,628
Prepayments - related parties	(1,004,692)	(3,117)	(44,822)
Inventories	(909,054)	300,042	(513,851)
Other receivables and other current assets	(52,168)	275,108	(250,722)
Prepaid expenses and deposits	(1,107)	(23,274)	-
Operating lease receivable - related party	-	104,540	(27,262)
Accounts payable	(25,698)	(386,154)	554,798
Accounts payable - related party	392,777	57,673	(149,969)
Contract liabilities	2,146,876	(702,924)	1,608,032
Accrued expenses and other payables	307,405	(226,528)	518,108
Operating lease liabilities	(34,652)	-	-
Operating lease liabilities - related parties	(204,940)	(155,005)	(95,283)
Taxes payable	(324,383)	169,447	531,878
Net cash provided by operating activities	451,021	3,638,067	5,986,326

Cash flows from investing activities:
Purchases of property, plant and equipment	(43,254)	(145,699)	(206,345)
Deposit for long-term investment	-	(222,916)	-
Purchase of intangible assets	(37,993)	-	-
Loans to related parties	(677,765)	(1,655,820)	(1,146,420)
Repayments from related parties	677,267	1,920,315	339,170
Net cash used in investing activities	(81,745)	(104,120)	(1,013,595)

Cash flows from financing activities:
Borrowings from related parties	1,587,015	250,166	129,697
Repayments to related parties	(1,511,509)	(1,956,190)	(397,350)
Repayments from loans receivable - related parties	-	3,812,241	-
Proceeds from bank loan	282,450	762,372	601,476
Repayments to bank loan	(1,218,164)	(1,264,754)	(500,430)
Proceeds from third party loan	-	-	427,854
Repayments to third party loan	(194,226)	(195,317)	-
Repayments to related party loans	-	(435,193)	-
Repayments of finance lease liabilities	-	(36,097)	(274,668)
Distribute dividends to shareholders	(1,275,902)	(1,654,389)	-
Deferred IPO costs	(474,972)	(680,125)	-
Net cash used in financing activities	(2,805,308)	(1,397,286)	(13,421)

Effect of exchange rate change on cash	108,141	(342,913)	280,880

Net change in cash	(2,327,891)	1,793,748	5,240,190

Cash - beginning of the year	13,130,296	11,336,548	6,096,358

Cash - end of the year	$10,802,405	$13,130,296	$11,336,548

Supplemental disclosure of cash flow information:
Interest paid	$91,276	$155,054	$193,387
Income tax paid	$664,259	$390,936	$268,077

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$-	$-	$312,322
Oper a ting lease right-of-use assets obtained in exchange for operating lease liabilities	$391,309	$119,662	$-
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$381,710	$-	$2,362,044
Dividends declared to offset with loans receivable - related parties upon execution of offset agreement	$-	$951,209	$-

The accompanying notes are an integral part of these consolidated financial statements.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 1– Nature of business and organization

Tungray Technologies Inc (“Tungray”) was incorporated and registered as an exempted company with limited liability under the laws of Cayman Islands on June 1, 2022. Tungray is a holding company and has no substantive operations other than holding all of the outstanding shares of its subsidiaries through various recapitalizations. Tungray and its subsidiaries are hereafter referred as the “Company”.

The Company, through its wholly-owned subsidiaries in Singapore and China, is engaged in the field of industrial automation. The Company is an engineer-to-order company that has provided its customers with tooling solutions and customized industrial manufacturing solutions to Original Equipment Manufacturers (“OEMs”) in the industry sectors of semiconductors, printers, electronics, and home appliances sectors.

Reorganization

On June 21, 2022, Tungray established three wholly-owned subsidiaries under the laws of the British Virgin Island (“BVI”), Tungray Motion Ltd (“Tungray Motion”), Tungray Electronics Ltd (“Tungray Electronics”) and Tungray Intelligent Technology Ltd (“Tungray Intelligent”), investment holding companies with limited liability.

Tungray completed various recapitalizations under common control of its then existing shareholders, who collectively owned all of the equity interests of those three BVIs, holding companies incorporated under the laws of the British Virgin Islands (“BVI”) prior to the Reorganization, through the following transaction.

●	On November 22, 2022, Tungray acquired 100% of the equity interests in Tungray Singapore Pte. Ltd. (“Tungray Singapore”) a Singapore limited company, through Tungray Motion for nominal consideration.

●	On November 22, 2022, Tungray acquired 100% of the equity interests in Tung Resource Pte Ltd (“Tung Resource”) a Singapore limited company, through Tungray Electronics for nominal consideration.

●
On July 14, 2022, Tungray Intelligent established a wholly-owned subsidiary Tungray Technology Pte Ltd (“Tungray Technology”) a Singapore limited company, which established Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd (“Tongsheng Development”) on August 22, 2022 under the laws of the PRC. On September 28, 2022, Tungray acquired 100% of the equity interests in Qingdao Tungray Intelligent Technology Co., Ltd (“Qingdao Tungray Intelligent”) through Tungray Intelligent and Tongsheng Development for no consideration.

Before and after the Reorganization, the Company, together with its subsidiaries (as indicated above), is effectively controlled by the majority shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Tungray Motion Ltd (“Tungray Motion”)	● A BVI holding company ● Incorporated on June 21, 2022	100% owned by Tungray
Tungray Electronics Ltd (“Tungray Electronics”)	● A BVI holding company ● Incorporated on June 21, 2022	100% owned by Tungray
Tungray Intelligent Technology Ltd (“Tungray Intelligent”)	● A BVI holding company ● Incorporated on June 21, 2022	100% owned by Tungray

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Tungray Singapore Pte. Ltd. (“Tungray Singapore”)	● A Singapore Company Limited by Shares ● Incorporated on June 21, 2007 ● Installation of industrial machinery and equipment, mechanical engineering works	100% owned by Tungray Motion
Tung Resource Pte Ltd (“Tung Resource”)	● A Singapore Company Limited by Shares ● Incorporated on July 9, 1996 ● Installation of industrial machinery and equipment, mechanical engineering works	100% owned by Tungray Electronics
Tungray Industrial Automation (Shenzhen) Co., Ltd (“Tungray Industrial”)
●       A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)
●       Incorporated on May 27, 2010
●       Design, development and manufacture of non- standard equipment such as automated assembly equipment, precision testing equipment, tooling fixtures, etc.
100% owned by Tungray Singapore
Tongsheng Intelligent Equipment (Shenzhen) Co., Ltd (“Tongsheng Intelligent”)	● A PRC limited liability company ● Incorporated on October 25, 2021 ● Research and development of intelligent robots; sales of intelligent robots; sales of intelligent storage equipment	70% owned by Tungray Industrial
Qingdao Tongri Electric Machines Co., Ltd (“Tongri Electric”)
●       A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)
●       Incorporated on December 26, 2001
●      Design, R&D and manufacturing of induction brazing equipment, induction hardening equipment, automatic welding equipment, linear motors, DD motors
100% owned by Tung Resource
Qingdao Tungray Intelligent Technology Co., Ltd (“Qingdao Tungray Intelligent”)
●       A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)
●       Incorporated on September 30, 2017
●       Design, R&D and manufacturing of induction brazing equipment, induction hardening equipment, automatic welding equipment, linear motors, DD motors
100% owned by Tongsheng Development
Tungray Technology Pte Ltd (“Tungray Technology”)	● A Singapore Company Limited by Shares ● Incorporated on July 14, 2022 ● Installation of industrial machinery and equipment, mechanical engineering works	100% owned by Tungray Intelligent
Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd. (“Tongsheng Development”)
●        A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)
●        Incorporated on August 22, 2022
●        Research and development of intelligent robots; sales of intelligent robots; sales of intelligent storage equipment
100% owned by Tungray Technology

Note 2– Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of the financial statements, have been included.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances am
o
ng the Co
mp
any and its subsidiaries have been eliminated upon consolidation.

Subsidiary is entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Segment Information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO and COO, who review consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment as defined by ASC 280. This is supported by the operational structure of the Company which is designed and managed to share resources across the entire suite of products offered by the business. Such resources include research and development, product design, marketing, operations, and administrative functions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, allowance for credit losses, estimated useful lives and impairment of property and equipment, valuation of deferred tax assets, and other provisions and contingencies. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income and comprehensive income.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore and the People’s Republic of China (“PRC”) conduct their businesses and maintain its books and record in the local currency, Singapore Dollars (’SGD”) and Chinese Renminbi (“RMB”), as their functional currency, respectively.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “
Translation of Financial Statement”
, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective yea
r
s
:

	As of and for the Years Ended December 31,
	2023	2022	2021

Year -end SGD: US$1 exchange rate	1.3193	1.3404	1.3520
Year -end RMB: US$1 exchange rate	7.0999	6.8972	6.3726
Year -average SGD: US$1 exchange rate	1.3428	1.3787	1.3438
Year -average RMB: US$1 exchange rate	7.0809	6.7290	6.4508

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash, accounts and notes receivable, other receivables, prepayments and other current assets, short-term loans, accounts payable, contract liabilities, accrued expenses and other payables, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term loan from a third party approximates the fair value based on current yields for debt instruments with similar terms. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Accounts and notes receivable, net

Accounts receivable include trade accounts due from customers. Accounts receivable are recorded at the invoiced amount less an allowance for expected credit losses and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to six months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee.
As of December 31, 2023 and 2022, the allowance for credit losses of accounts and notes receivable was $472,293 and $303,311, respectively. For the years ended December 31, 2023, 2022 and 2021, the provision for credit losses of accounts and notes receivable was $178,118, $16,394 and $114,227, respectively.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Other receivables and other current assets

Other receivables and other current assets primarily include receivable from employee advance, and refundable deposits from third party service providers. Management r eg
ularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.
As of December 31, 2023 and 2022, the Company provided allowance for credit losses of other receivable and other current asset
$252,947 and $239,594, respectively.
For the years ended December 31, 2023, 2022 and 2021, the Company recorded/(recovered) $20,247, ($5,268) and $11,488 provision for cred it lo
sses for other receivable and other current assets, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio.
On
January 1, 2023, the Company adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which are accounts and notes receivable, and other receivables and other current assets
. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers or other third parties
, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented net of the allowance for credit losses in the Consolidated Balance Sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the Consolidated Statements of Income and Comprehensive Income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Prepayments

The Company makes prepayments to suppliers in advance of receiving goods or services in accordance with underlying contractual terms with suppliers. Generally, prepayments are intended to expedite the delivery of required inventory as needed and to help ensure priority and preferential pricing on such goods or services.

These prepayments are unsecured and are reviewed periodically to determine whether the prepayment will be timely realized through the receipt of inventories, services, or refunds. If any amounts are deemed not realizable, the Company will recognize an allowance account to reserve for such balances. Management reviews its prepayments on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary.
As of December 31, 2023
and
2022, the Company provided a valuation allowance for prepayments of $22,308 and $30,543, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company (recovered)/recorded ($7,382),
$
11,710 and $2,839
provision for doubtful accounts of prepayments, respectively.

Loans receivable – related parties

Loans receivable – related parties represent loans to various companies which are under common control of the same major shareholder. Those loans are interest free and were no specific time requirement for returning the loans based on the terms of the arrangement, and in fact they seldom are actually repaid. Thus those loans receivables are seen as created to meet “substantial assets” test or contribute capitals. Therefore, these loans are equivalent to unpaid subscriptions receivable for capital shares which Rule 5-02.30 of Regulation S-X requires to be ducted from the dollar amount of capital shares subscribed. As of December 31, 2023 and 2022, no allowance was deemed necessary. Loan receivables – related party are presented as reduction of shareholders’ equity pursuant to SAB Topic 4:G.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Long-term investment

The Group’s long-term investment consists of an equity investment without readily determinable fair value. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income / (loss) equal to the difference between the carrying value and fair value.
No event had occurred and indicated that other-than-temporary impairment existed, and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2023, 2022 and 2021.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimat
e
d useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Buildings	50 years
Office equipme n t	3-5 years
Operation equipment	3-10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the Consolidated Statements of Income and Comprehensive Income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model.
For the years ended December 31, 2023, 2022 and 2021, there was no
impairment of property and equipment was recognized.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for 50 years. The Company also has obtained several software and technology knowhow with the useful life of 3 years to 5 years. The Company amortizes the cost of the intangible assets over their useful life using the straight-line method.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2022, no impairment of long-lived assets was recognized.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize - revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

Performance Obligations
. A performance obligation is a promise in a contract to transfer a distinct good to the customer and is the unit of account in ASC Topic 606. A contract’s transaction price is recognized as revenue when the performance obligation is satisfied. Each of the Company’s contracts have distinct performance obligations, which are the promises to designs, manufactures, sells and installs individual goods or the promise to deliver services. The Company treats the distinct performance obligations as a single performance obligation as they are necessary and consecutive steps to complete a contract.

Assurance-type Warranty
. An assurance-type warranty guarantees that the product will perform as promised and is not a performance obligation. This type of warranty promises to repair or replace a delivered good or service if it does not perform as expected. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it. Rather, to account for an assurance-type warranty the vendor should estimate and accrue a warranty liability when the promised good or service is delivered to the customer (see ASC 460-10).

The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, approximately between 20% - 40% of the contract price, 2) before delivery 30% - 40%, 3) completion of the delivery or instalment, approximately between 10% - 30% of the contract price, and 4) completion of a warranty period, approximately within 10% of the contract price. The completion of a warranty period is only passage of time and would not make the Company probable to not able to bill the remaining approximately 10% of the contract price. The timing of receiving payments does not differ significantly from the payment terms specified in the contracts.

The Company’s subsidiaries’ revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Product revenue

-	Performance obligations satisfied at point in time

The Company designs, manufactures, sells and installs automatic welding equipment to corporate customers. The Company has elected to treat shipping, handling and installation as fulfilment activities, and not a separate performance obligation. Accordingly, the Company recognized the products revenue when control of the product is passed to the customer, which is the point in time that the customers are able to direct the use of and obtain substantially all of the economic benefit of the goods after the installation by the Company’s technician or once on board at the customs based on the contract terms. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the customer has accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, customer discounts and allowance. Historically, the Company has not experienced any significant returns nor provided significant customer discounts.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

In conclusion, the Company recognizes the revenues from both standard products and customized products at the point of time when the products delivered, installed and accepted by the customers. Upon delivery, installation and customer acceptance are the proof of the completion of performance obligation, which is a confirmation of customer to its ability to direct the use of and obtain substantially all the benefits from the products. In instances where substantive completion inspection, installation and customer acceptance provisions are specified in the contracts, revenues are deferred until all installation and acceptance criteria have been met.

Since the contract price and term is fixed and enforceable and assurance-type warranty guarantees the functionality of a product and the warranty is not accounted for as a separate performance obligation, thus no transaction price is allocated to it. The Company recognizes the fully number of sales at the point in time as the products are delivered or accepted by the customers according to the acceptance term included in the contract.

Other services revenue

Other services mainly include equipment repair which is outside of the contract of products sales. Generally, the Company does not enter any repair service contracts. The repair service usually are performed at customer’s need basis. The duration of the repair services is usually less than one month, The Company recognizes the revenue form repair services at the point of time when the service is completed and accepted by the customers. Historically, the revenue from thus services has been immaterial.

The Company’s revenues by geographic locations are summarized below:

	For the Years Ended December 31,
	2023	2022	2021
China revenues	$5,333,982	$5,812,884	$6,802,386
Singapore revenues	9,028,520	10,521,516	10,665,730
Total revenues	$14,362,502	$16,334,400	$17,468,116

Contract liabilities

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be at a point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities.
The amount of revenue recognized that was included in the contract liabilities at the beginning of the year
were
$1,753,808, $1,629,501 and $931,131 for the years ended December 31, 2023, 2022 and 2021, respectively.

Chinese value-added tax (“VAT”)

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). The products sold to the customers outside of China are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

Goods and services taxes (“GST”)

The products sold in the Singapore are subject toa goods and services tax (“GST”). The products sold to the customers outside of Singapore are not subject to a GST. GST taxes are presented as a reduction of revenue. The GST are based on gross sales price. GST rate was generally 8% in Singapore, which was further increased to 9% with effect from January 1,2024. Entities that are GST-registered taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Inventory and cost of goods sold

Inventory is stated at the lower of cost or net realizable value with cost determined under the moving average method. Adjustments to the carrying value are recorded for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

The Company’s costs include the amounts it pays manufacturers for product, labor costs, lease and utility expenses for factories, tariffs and duties associated the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, and related expenses for the Company’s research and product development team.

Employee benefits

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $257,024, $233,008 and $249,284 for the years ended December 31, 2023, 2022 and 2021, respectively.

Deferred IPO costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is calculated using the balance sheet assets and liabilities method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2023, 2022 and 2021.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Noncontrolling interests

Noncontrolling interests represent 30% of the equity interest of Tongsheng Intelligent. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the
Company
has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss
.

Leases

The Company accounts for leases in accordance with ASC 842.
The Company entered into certain agreement as a lessor under which it leased its office building for a long-
term
period (more than 12 months) to the thirty parties. The Company also entered into one agreement as lessee to lease equipment to for one of its subsidiaries ‘operation. If any of the following criteria are met, the Company classifies the lease as a finance lease (as a lessee) or as a direct financing or sales-type lease (both as a lessor):

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

•	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

•	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible
.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Lessor

The Company entered into lease agreements as a lessor under which it leased its office building for a long-term period
(more
than
12 months) to third parties and one lease agreement to a related party. The Company accounts for these leases in accordance with ASC 842. Pursuant to ASC 842-30, a lessor would classify a lease as an operating lease when not of the sales-type lease or direct financing lease classification criteria are met. The Company’s underlying building property was classified as operating lease. The Company will maintain the underlying building asset and recognizes lease income on the straight-line basis over the lease term.

Lessee

The Company entered into lease agreements as lessee to lease equipment from the third party and buildings from the related parties and third parties for its subsidiaries’ operations.

The Company accounts for those equipment leases in accordance with ASC 842. The two primary accounting provisions the Company uses to classify transactions as financing leases or operating leases are (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term and (ii) the lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise. The equipment leases included those two terms, and the Company believes that the equipment leases should be classified as finance leases.

The Company accounts for those building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as finance leases. The building leases are classified as operating leases.

Finance and operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally include options to extend, renew, or terminate the lease, as the Company has reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the office equipment
on the remaining balance of the liability.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows.
For the years ended December 31, 2023, 2022 and 2021, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s –length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued Accounting Standards Update No. 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), intended to improve segment disclosures requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require the public entity disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported, measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024 for public business entities, and December 15, 2025 for entities other than public business entities. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 –
Accounts and notes receivable, net

	As of December 31, 2023	As of December 31, 2022

Accounts receivable	$3,960,409	$2,423,055
Notes receivable	86,623	300,406
Allowance for credit losses	(472,293)	(303,311)
Total accounts and notes receivable, net	$3,574,739	$2,420,150

Movements of allowance for credit losses are as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Beginning balance	$303,311	$310,968	$190,777
Addition	178,118	16,394	114,227
Exchange rate effect	(9,136)	(24,051)	5,964
Ending balance	$472,293	$303,311	$310,968

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 4 –
Other receivables and other current assets, n
e
t

	As of December 31, 2023	As of December 31, 2022

Due from third parties	$452,544	$383,050
Refundable deposits	16,054	10,517
Others	-	34,429
Allowance for credit losses	(252,947)	(239,594)
Total other receivables and other current assets, net	$215,651	$188,402

Movements of allowance for credit losses are as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Beginning balance	$239,594	$264,880	$247,336
Addition (recovery)	20,247	(5,268)	11,488
Exchange rate effect	(6,894)	(20,018)	6,056
Ending balance	$252,947	$239,594	$264,880

Note 5 – Inventories, net

	As of December 31, 2023	As of December 31, 2022

Raw materials	$564,779	$509,056
Finished goods	454,654	469,526
Work in process	1,465,100	637,436
Reserve for inventories	(200,724)	(211,349)
Total inventories, net	$2,283,809	$1,404,669

Movements of inventory reserves are as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Beginning balance	$211,349	$401,570	$298,137
Addition	6,713	42,544	95,136
Write-off	(38,916)	(206,213)	-
Exchange rate effect	21,578	(26,552	8,297
Ending balance	$200,724	$211,349	$401,570

The Company recorded $6,713
,
$42,544
and $95,136
impairment of inventories for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 6 – Long-term investment

The Company’s subsidiary, Qingdao Intelligent, signed a long-term investment agreement with Qingdao Hangtianhuineng Dynamical System Co., Ltd. (“Hangtianhuineng”) on March 29, 2021, under which it will invest RMB 1.5 million (approximately $0.2 million) for 4.56% share in Haitianhuineng. Qingdao Intelligent paid RMB 1.5 million (approximately $0.2 million) to Hangtianhuineng in March 2022 and became a shareholder of Haitianhuineng. The Group does not have significant influence over Hangtianhuineng. In accordance with ASU 2016-01, as readily determinable fair value is not available for Hangtianhuineng, the Group elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2023 and 2022, the carrying amount of the Group’s equity investments in Hangtianhuineng was approximately $0.2 million, net of $nil in accumulated impairment and downward adjustments.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2023	As of December 31, 2022

Buildings	$6,552,833	$6,452,898
Office equipment	646,830	606,891
Operation equipment	1,301,006	1,303,869
Subtotal	8,500,669	8,363,658
Less: accumulated depreciation	(2,355,470)	(2,125,899)
Total	$6,145,199	$6,237,759

Depreciation expense for the years ended December 31, 2023
,
2022 and 2021 amounted to $218,148, $128,517 and $207,760, respectively.

Note 8 – Intangible assets, net

Intangible assets consisted of the following:

	As of December 31, 2023	As of December 31, 2022

Land use rights*	$27,888	$28,707
Software	104,224	68,283
Technology knowhow	13,644	13,429
Less: Accumulated amortization	(89,914)	(76,475)
Total intangible assets, net	$55,842	$33,944

* Land in China is owned by the government and land ownership rights cannot be sold to an individual or to a private company. However, the Chinese government grants the user a “land use right” to use the land. The land use rights granted to the Company are amortized using the straight-line method over a term of fifty years.

The Company’s subsidiary, Tongri Electric, has obtained the right to use two parcels of land for its factories from the Qingdao local government for 50 years. The land use rights are to expire in the years of 2055 and 2062. The acquisition costs of the land use rights were amortized with the building over 50 years. The use of land will be based on the specific requirement by the local government who has the right to direct how and for what purpose the land is used.

Amortization expense for the years ended December 31, 2023, 2022 and 2021 amounted to $15,118, $12,086 and $15,706
, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending as of December 31, 2023:

Amortization
expenses
Twelve months ending December 31, 2024	$12,884
Twelve months ending December 31, 2025	12,490
Twelve months ending December 31, 2026	8,158
Twelve months ending December 31, 2027	8,158
Twelve months ending December 31, 2028	559
Thereafter	13,593
Total	$55,842

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 9 – Credit facilitates

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2023	As of December 31, 2022

Industrial and Commercial Bank of China – Pingdu Branch	10/18/2023	3.85% for contract from 12/31/2021 to 11/29/2022, and 3.65% for contract from 10/20/2022 to 10/18/2023	None	$-	$453,807

Banking facilities

Outstanding balance of banking facilities consisted of the following:

Lender	Term	Interest rate	Collateral/Guarantee	As of December 31, 2023	As of December 31, 2022

United Overseas Bank Limited (“UOB”)	Varies from 36 monthly instalment, 72 monthly instalments, and 168 monthly instalments from the first date of first disbursement	Effective on September 20, 2022, the repriced interest rate changes to1 st year and 2 nd year fixed at 1.20% over the applicable 3-month compounded Singapore Overnight Rate Average (“SORA”); 3rd year and thereafter 2.00% over the applicable 3-month compounded SORA	Guaranteed by Mr. Wanjun Yao, the major shareholder, Mr. Jinan Tang, senior manager, Mrs. Liling Du, director, Mr. Demin Han, director, and the properties of Tung Resources	$762,025	$848,362
DBS Bank, Ltd. (“DBS”)	300 monthly instalments from the date of first disbursement	Effective on June 6, 2022, the repriced interest rate changes to 1 st year and 2 nd year fixed rate at 2.58%; SORA in-advance plus 3.00% (Margin)	Guaranteed by Mr. Wanjun Yao, the major shareholder, and the properties of Tung Resources	1,329,526	1,353,561
Standard Chartered Bank	180 months from the date of first disbursement	1st year and 2nd year fixed at 0.38% above fixed deposit rate, thereafter fixed at 1.78% above fixed deposit rate (the current 36-month fixed deposit rate for a 36-month Singapore dollar time deposit is 1.02% per annum)	Guaranteed by Mr. Wanjun Yao, major shareholder, Mr. Jinan Tang, senior manager, and the properties of Tungray Singapore	-	341,306
Total				2,091,551	2,543,229
Total current portion of banking facilities				(140,162)	(170,093)
Total noncurrent portion of banking facilities				$1,951,389	$2,373,136

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Long-term loan – third party

Outstanding balances on long-term bank loan consist of the following:

Bank/Private lender Name	Maturities	Interest Rate	Collateral/ Guarantee	A s of December 31, 2023	As of December 31, 2022

We Bank	Loan period 24 months, repay before 11/27/2023	Loan Prime Rate 4.25%	Hui Tang	$-	$209,609

Interest expense pertaining to the above loans for the years ended December 31, 2023, 2022 and 2021 amounted to $
110,136
, $209,734 and $138,489
, respectively.
Note 10 – Accrued expenses and other payables

	As of December 31, 2023	As of December 31, 2022

Accrued expenses (i)	$80,018	$85,358
Accrued payroll	948,371	769,054
Estimated warranty liabilities (ii)	65,073	78,434
Intercourse funds payable (iii)	196,479	60,190
Total accrued expenses and other payables	$1,289,941	$993,036

(i)	Accrued expenses
The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal, audit and accounting
fees,
and
other miscellaneous office related expenses.

(ii)	Estimated warranty liabilities

The assurance-type warranties are accounted for as warranty obligations and are accrued in accordance with ASC 460-10, which details the accounting for guarantees. The warranty liability estimate is based on the average historical defect and replacement rate of each major product category, and multiplied by the total sale amount of the category for each year.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

(iii)	Intercourse funds payable

The intercourse funds payable are those nontrade payables arising from transactions between the Company and certain third parties, such as advances made by the third party on behalf of the Company. Intercourse funds payable are due on demand.

Note 11 – Related party balances and transactions

Related party balances

Account Receivable – related parties

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022

FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder	$19,372	$67,031
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder	202,679	7,626
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder	52,889	30,086
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder	44,649	-
Total		$319,589	$104,743

Account payable, related parties

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022

FDT (Qingdao) Intellectual Technology Co., Ltd.	Common control under CEO	$365,665	$-
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder	26,061	-
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder	32,395	33,347
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder	54,661	56,267
Hefei CAS Dihuge Automation Co., Ltd.	10.27% ownership interest investee	20,141	20,733
Total		$498,923	$110,347

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Other receivables – related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022

Hui Tang	Senior management of Qingdao Tungray Intelligent	Employee advances	$-	$13,348
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder	Advances	23,816	-
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder	Advances	-	3,345
Tungmoon Investment	Common control under major shareholder	Advances	-	7,134
Total			$23,816	$23,827

Other payable– related parties

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, dividend payables and related accrued interest payable on the advances. These balances are unsecured and non-interest bearing. Current payables are due on demand.

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022

Tungray (Kunshan) Industrial Automation Co., Ltd.	Common control under major shareholder	$41,853	$-
Shanghai Tongrui Investment Management Co., Ltd	Common control under major shareholder	-	1,160
Jingan Tang	Senior Manager of Tungray Industrial	277,607	691,792
Liling Du	CFO of Tungray Singapore	38,216	96,475
Gang Wang	Shareholder of Tungray Singapore and Tung Resource	54,005	188,525
Demin Han	General Manager	156,455	538,014
Lei Yao	Chief Technology Officer	2,893	-
Mingxing Gao	General Manager	99,837	349,566
Total		$670,866	$1,865,532

Prepayment-related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022

Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder	Purchase prepayment	$55,000	$48,115
Tungray (Kunshan) Industrial Automation Co., Ltd.	Common control under major shareholder	Purchase prepayment	993,745	-
Total			$1,048,745	$48,115

Operating lease liabilities- related parties

The Company entered into three lease agreements as a lessee under which it leased three operation buildings for 5-7 years from two related parties. The Company accounts for the leases
in accordance with ASC 842. The Company’s underlying building properties were classified as operating leases, and the related lease liabilities were recorded under operating lease liabilities – related parties (see Note 1
5
).

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Name of Related Party	Relationship	As of December 31, 2023	As of December 31, 2022

Tungray (Qingdao) Technology Development Co., Ltd	Common control under major shareholder	$244,112	$206,789
Jingan Tang	Senior Manager of Tungray Industrial	218,432	356,390
Total		462,544	563,179
Current portion of operating lease liabilities - related parties		(123,094)	(73,166)
Noncurrent portion of operating lease liabilities - related parties		$339,450	$490,013

Related party transactions

Revenue from related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021

Tungray (Kunshan) Industrial Automation Co., Ltd.	Common control under major shareholder	Sales of products	$231,209	$-	$-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Common control under major shareholder	Sales of products	26,245	-	-
FDT (Qingdao) Intellectual Technology Co., Ltd.	Common control under major shareholder	Sales of products	4,602	66,096	147,531
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder	Sales of products	57,490	-	-
Kunshan Tongri Intelligent Manufacturing Technology Research Institute Co., Ltd	Common control under major shareholder	Sales of products	-	1,093	-
Total			$319,546	$67,189	$147,531

Purchase from related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021
FDT (Qingdao) Intellectual Technology Co., Ltd.	Common control under major shareholder	Products and services purchase	$961,525	$41,566	$-

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Non-operating income- related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021
Qingdao Tungray Biology Technology Co., Ltd	Common control under major shareholder	Lease	$19,126	$25,129	$26,212

Rental expenses- related parties

			For the Years Ended December 31,
Name of Related Party	Relationship	Nature	2023	2022	2021
Qingdao Tungray Technology Development Co., Ltd	Common control under major shareholder	Lease	$66,476	$51,219	$47,438
Jingan Tang	Senior Manager of Tungray Industrial	Lease	72 ,411	63,841	66,595
Total			$138,887	$115,060	$114,033

Note 12 – Stockholders’ equity

Ordinary shares

Tungray was incorporated under the laws of Cayman Islands on June 1, 2022. As of June 1, 2022, the authorized shares capital of Tungray was USD50,000 divided into 500,000,000 ordinary shares of par value USD0.0001 each, and the number of issued and outstanding ordinary shares was 1 share with a par value of USD$0.0001. On September 29, 2022, Tungray amended its Memorandum, and the authorized shares capital of Tungray became USD50,000 divided into 500,000,000 shares of a par value of USD0.0001 each, of which (i) 400,000,000 are designated as Class A Ordinary Shares of a par value of USD0.0001 each; and (ii) 100,000,000 are designated as Class B Ordinary Shares of a par value of USD$0.0001 each. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Except to the voting right and the conversion right, the rights, privileges and obligations of the Class A Ordinary Shares and Class B Ordinary Shares shall be pari passu in all aspects, including with respect to the dividends and right upon liquidation of the Company. As of December 31, 2023 and 2022, 10,440,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares are issued and outstanding.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Statutory reserves

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. During the years ended December 31, 2023, 2022 and 2021, the PRC entities collectively attributed $8,337, $51,591 and $72,300 of retained earnings for their statutory reserves, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC Entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and 2022, amounts restricted are paid-in-capital and statutory reserve of the PRC entities, which amounted to $2,984,735 and $3,371,196, respectively.

Note 13 – Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Tungray Motion BVI, Tungray Electronics BVI and Tungray Intelligent BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Singapore

The Company’s subsidiaries incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first approximately $7,400 (SGD 10,000) taxable income and 50% of the next approximately $141,000 (SGD 190,000) taxable income are exempted from income tax.

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis. EIT grants preferential tax treatment on certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Qingdao Intelligent and Shenzhen Tongri are HNTEs. Qingdao Intelligent’s HNTE status expires in November 2026, and Shenzhen Tongri’s HNTE status expires in December 2024. In addition, 100% of R&D expenses of all PRC entities are subject to additional deduction from pre-tax income.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Tax savings for the years ended December 31, 2023, 2022 and 2021 amounted to nil, nil and $31,633, respectively. The Company’s basic and diluted earnings per share would have been lowered by nil per share both for the year ended December 31, 2023 without the preferential tax rate deduction, respectively. The Company’s basic and diluted earnings per share would have been lowered by nil per share both for the year ended December 31, 2022 without the preferential tax rate deduction. The Company’s basic and diluted earnings per share would have been lowered by $0.002 per share both for the year ended December 31, 2021 without the preferential tax rate deduction.

The components of the Company’s income tax provision were as follows for the years indicated:

	For the Years Ended December 31,
	2023	2022	2021
Current:	$429,559	$532,098	$738,616
Deferred	74,616	(14,816)	(31,896)
Total income tax provision	$504,175	$517,282	$706,720

Income/(loss) before provision for income taxes is attributable to the following geographic locations for the years indicated:

	For the Years Ended December 31,
	2023	2022	2021
Singapore	$2,679,481	$3,278,678	$4,038,905
PRC	(1,359,659)	120,751	776,260
Total income before income taxes	$1,319,822	$3,399,429	$4,815,165

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2023	2022	2021
Singapore income tax rate	17.0%	17.0%	17.0%
Difference from the effect of tax rates in a foreign jurisdiction (PRC)	(14.6)%	1.0%	-%
Impact of preferential tax rate difference in PRC	7.9%	1.2%	0.5%
Tax rebate in Singapore	(2.0)%	(0.7)%	-%
Additional R&D deduction	(10.1)%	(4.6)%	(3.1)%
Change in valuation allowance	36.4%	0.4%	-%
Permanent differences (1)	3.6%	0.9%	0.3%
Effective tax rate	38.2%	15.2%	14.7%

(1)	Permanent differences mainly consisted of expenses which are non-deductible and income exemption under local tax laws.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	As of December 31, 2023	As of December 31, 2022

Deferred Tax Assets/Liabilities
Net operating loss carryforwards	$397,421	$100,299
Allowance for credit losses	151,335	32,781
Inventory reserves	32,566	42,345
Less: valuation allowance	(581,322)	(100,299)
Deferred tax assets, net	$-	$75,126

As of December 31, 2023 and 2022, the Company had net operating losses carry forward of approximately $2.3 million and $1.4 million, respectively, from the Company’s China subsidiaries. The net operating losses from the China subsidiaries can be carried forward
5 years
, and the net operating losses from the Company’s Chinese subsidiaries started to expire in 202
4
. Due to the limited operating history of certain China subsidiaries, the Company is uncertain when these net operating losses and other temporary differences can be utilized.  As a result, the Company provided a 100% valuation allowance on deferred tax assets, which are approximately $0.6 million and $0.1 million related to China subsidiaries as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, the net operating loss carry forward in China will expire, if unused, in the following amounts:

Amount
Twelve months ending December 31, 2024	$114,502
Twelve months ending December 31, 2025	69,247
Twelve months ending December 31, 2026	107,267
Twelve months ending December 31, 2027	155,662
Twelve months ending December 31, 2028	1,813,440
Total	$2,260,118

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2023, 2022 and 2021.
As of December 31, 2023,
PRC and Singapore remain subject to examination by relevant tax authorities for five years and four years from the date of filing.

Taxes payable consist of the following:

	As of December 31, 2023	As of December 31, 2022

Income tax payable	$304,563	$546,299
VAT payable	182,647	263,397
Other tax payable	32,333	49,917
Totals	$519,543	$859,613

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)
Note 14 – Concentrations of risks

(a) Major customers

For the year ended December 31, 2023, one customer accounted for 64.2% of the Company’s total revenues. For the year ended December 31, 2022, one customer accounted for 60.7% of the Company’s total revenues. For the year ended December 31, 2021, one customer accounted for 60.0% of the Company’s total revenues.

As of December 31, 2023, two customers accounted for 32.9%
and 20.4%
of the total balance of accounts receivable. As of December 31, 2022, two customers accounted for 27.3% and 23.0% the total balance of accounts receivable.

(b) Major vendors

For the years ended December 31, 2023, 2022 and 2021, no vendors accounted for more than 10% of the Company’s total purchases.

As of December 31, 2023, one vendor accounted for 23.6% of the total balance of accounts payable. As of December 31, 2022, one vendor accounted for 13.2% of the total balance of accounts payable.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December
31, 2023, cash balance of RMB 7,399,045 ($1,042,134) was deposited with financial institutions located in China, of which RMB 3,299,443 ($464,717) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $57,000 (SGD 75,000) per account. As of December 31, 2023, the Company had cash balance of SGD 12,871,951 ($9,756,652) was maintained at DI Scheme banks in Singapore, of which SGD 12,271,951 ($9,301,865) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Tongri Electric, Qingdao Tungray Intelligent and Tungray Industrial have operations, and their functional currency is RMB. As a result, the Company is exposed to foreign exchange risk as the Company’s results of operations may be affected by fluctuations in the exchange rate between USD and RMB. If the RMB appreciates against the USD, the value of the Company’s RMB revenues, earnings, and assets as expressed in the Company’s USD financial statements will decline. The Company has not entered any hedging transactions in an effort to reduce the Company’s exposure to foreign exchange risk.

The Company is also exposed to risk from its accounts and notes receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 15 – Leases

Lessor

The Company’s subsidiary in Qingdao entered into a lease agreement as a lessor under which it leased its building for 10 years expiring in 2028 to its related party, and the subsidiary in Singapore entered into four lease agreements as a lessor with different third parties. The Company’s leases are accounted as operating leases, and the Company recognizes the rental income on a straight-line basis over the terms of the leases. The total rental income was $138,727, $157,786 and $152,350
for the years ended December 31, 2023, 2022 and
2021, respectively.

Lessee

Equipment leases- third parties

One of the Company’s subsidiaries in PRC had two operation equipment leases which were classified as finance lease in accordance with ASC 842. One lease expired in February 2022, and the other one expired in September 2022. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognized the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the equipment on the remaining balance of the liability.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)
The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using an effective interest rate of 5.68%, which is determined using an incremental borrowing rate with similar term in the PRC.

Finance lease expenses consist of the following:

		For the Years Ended December 31,
	Classification	2023	2022	2021

Finance lease cost
Amortization of leased asset		$-	$97,801	$210,303
Interest on lease liabilities	Other expense - interest expenses	-	625	5,685
Total lease expenses		$-	$98,426	$215,988

Weighted-average remaining term and discount rate related to finance leases were as follows:

	December 31, 2023	December 31, 2022

Weighted-average remaining term in number of months
Finance leases	-	-
Weighted-average discount rate
Finance leases	-	5.68%

Building leases – related parties

The Company entered the following
three
related-party operating leases: two operation buildings in Qingdao signed on January 1, 2023 fo
r five years
, and one
operation building in Shenzhen singed on January 1, 2020 for seven years. Those leases were for one year with renewal options each year. The threshold as defined in ASC 842 for determining the related party lease term when renewal options exist is whether the renewal term is “reasonable certain to be exercised.”

The Company accounts for those building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as finance leases. The building leases are classified as operating leases.

Those three related party leases were classified as operating at inception of the leases. Operating leases result in recognition of ROU assets and lease liabilities on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the adoption date of January 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term which this Company estimated to be 5 and 7 years.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Building lease – third party

The Company entered the following three third party operating leases: (1)
operation building in Shenzhen signed on January 1, 2023 for two years; (2) operation building in Shenzhen signed on June 1, 2023 for two years; and (3) operation building in Shenzhen with a purchase agreement signed on March 1, 2019.

The Company accounts for the two rented building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as finance leases. The building leases are classified as operating leases. Operating leases result in recognition of ROU assets and lease liabilities on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the adoption date of January 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term which is 2 years.

For the operation building purchased, the Company does not have the property right, and it can only use the property for 50 years with no option to extend. The building is not accounted as a property of the Company, the Company accounts for the building as lease in accordance with ASC 842. The Company believes that the building lease agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as finance leases. The building is classified as operating lease at inception of the purchase date. Operating leases result in recognition of ROU assets and lease liabilities on the balance sheet. Since the Company already paid the whole purchase price, only ROU assets are recognized based on the present value of lease payments over the lease terms of the adoption date of January 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term which this Company estimated to be 50 years.

Operating lease expenses consist of the following:

		For the Years Ended December 31,
	Classification	2023	2022	2021

Operating lease cost
Amortization of leased asset		$154,455	$120,053	$119,242
Interest on lease liabilities	Other expense - interest expenses	26,198	26,664	26,932
Total lease expenses		$180,653	$146,717	$146,174

Weighted-average remaining term and discount rate related to operating leases were as follows:

	As of	As of
	December 31, 2023	December 31, 2022

Weighted-average remaining term in number of months
Operating leases	27.62	17.33
Weighted-average discount rate
Operating leases	4.36%	4.40%

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2023:

Lease payments
Twelve months ending December 31 , 2024	$189,368
Twelve months ending December 31 , 2025	156,219
Twelve months ending December 31 , 2026	149,502
Twelve months ending December 31 , 2027	66,297
Twelve months ending December 31 , 2028	-
Total lease payments	561,386
Less: discount	(42,007)
Present value of lease liabilities	519,379
Current lease liabilities	(169,326)
Noncurrent lease liabilities	$350,053

Note 16 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

COVID-19

In January 2020, the World Health Organization declared the COVID-19 virus an international pandemic. The virus spread throughout the world with unfavourable stock market condition during the beginning of March 2020. During March 2020, multiple countries went into a national enforced shutdown. These lockdowns put significant strain on the world economy and on companies worldwide. The Company has taken measures to control costs and is emphasizing its medical and property management business given these conditions. A majority of the Company’s business is derived from Singapore. The spread of COVID-19 did not have any material impact on the Company’s business during the years ended December 31, 2022 and 2021. The Singapore and Chinese governments have removed all the COVID-19 restrictions starting from February 2023. All the businesses in Singapore, China and international transportations are opened up freely. During the year ended December 31, 2023, with the end of the COVID-19 pandemic, people's work mode has changed from work from home during the pandemic to work at office, thus reducing the demand for office equipment such as printers, which had an impact on the Company’s business.

Inflation

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on the Company’s financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Note 17 – Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date of issuance of the consolidated financial statements
, except for the following events, the Company did not identify any other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On January 9, 2024 and March 6, 2024, Tungray Singapore, the Company’s wholly-owned subsidiary, acquired 20% and 13% of the equity interests, respectively, in Xi’an Tongri Intelligent Industrial Technology Co., Ltd. (“Xi’an Tongri”), a wholly foreign owned enterprise established under the laws of the PRC on June 25, 2023, from Weilai (Singapore) Pte. Ltd. (“Weilai”), an entity owned by the wife of Wanjun Yao, the Company’s Chairman and Chief Executive Officer. While the consideration for the 33% of the equity interests in Xi'an Tongri was $nil according to the transfer agreement between Tungray Singapore and Weilai, Tungray Singapore agreed to pay Xi’an Tongri a capital contribution of $3.3 million, which is 33% of the total registered capital of Xi’an Tongri. As of the date of the issuance of the consolidated financial statements
, Tungray Singapore has made $1.0 million capital contribution payment to Xi’an Tongri, and Xi’an Tongri has not started substantive business operations.

On April 18, 2024, the Company completed its initial public offering of
1,250,000
Class A Ordinary Shares (the “IPO”). The Class A Ordinary Shares were sold at an offering price of $
4.00
per share, generating gross proceeds of approximately $
5.0
million, before deducting underwriting discounts and other related expenses payable by the Company. The registration statement relating to the IPO also included
62,500
Class A Ordinary Shares issuable upon the exercise of warrants issued to the lead underwriter in the IPO. The warrants have an exercise price of $
4.8
and may be exercised on a cashless basis.
The warrants will be exercisable upon the closing of the IPO for nominal consideration and have a five-year term starting from the date of the commencement of sales of the offering.
The Class A Ordinary Shares began trading on the Nasdaq Capital Market on April
18
, 2024 under the ticker symbol “TRSG”. As of the date of this Annual Report, the Company has a total of
11,690,000
Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares issued and outstanding.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 18 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the year
s
presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary
is
presented
as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

PARENT COMPANY BALANCE SHEETS

	As of December 31, 2023	As of December 31, 2022
ASSETS
OTHER ASSETS
Investment in subsidiary	$16,334,381	$15,287,793

Total assets	16,334,381	15,287,793

LIABILITIES AND SHAREHOLDERS’ EQUITY

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 10,440,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,044	1,044
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,560,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	456	456
Additional paid-in capital	332,574	332,574
Retained earnings	15,964,848	15,057,763
Statutory reserves	248,761	240,424
Accumulated other comprehensive loss	(213,302)	(344,468)
Total shareholders’ equity	16,334,381	15,287,793

Total liabilities and shareholders’ equity	$16,334,381	$15,287,793

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2023	2022	2021
OTHER INCOME (EXPENSE)
Equity income of subsidiaries	$915,422	$2,892,480	$4,109,724
Total other income, net	915,422	2,892,480	4,109,724

NET INCOME	915,422	2,892,480	4,109,724
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	131,166	(409,559)	194,958
COMPREHENSIVE INCOME	$1,046,588	$2,482,921	$4,304,682

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$915,422	$2,892,480	$4,109,724
Adjustments to reconcile net income to net cash used in operating activities:
Equity income of subsidiaries	(915,422)	(2,892,480)	(4,109,724)
Net cash used in operating activities	-	-	-

CHANGES IN CASH	-	-	-

CASH, beginning of year	-	-	-

CASH, end of year	$-	$-	$-

