Form 20-F/A
period 2023-12-31
Tungray Technologies Inc
filed 2024-12-31
CIK 1943444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.1)
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
☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes
☐
No
☐

EXPLANATORY NOTE

This Amendment No. 1 Annual Report on Form 20-F/A (the “Amendment”) is being filed by Tungray Technologies Inc (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities Exchange Commission on April 26, 2024 (the “Original Filing”).

The Company is filing this Amendment to revise and correct certain material misstatements identified in its previously issued consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021. In the financial statements included in the Original Filing, a) the Company failed to record the correct income tax expense, taxes payable and retained earnings due to
improper identification of non-deductible expenses which were not detected because of not performing a reconciliation between the financial statements and tax returns. Such failure has resulted in the misstatements of “Taxes payable”, “Retained earnings” and “Accumulated other comprehensive loss” as of December 31, 2023 and 2022, and misstatements of “Income tax expense”, “Net income attributable to Tungray Technologies Inc”, and “Foreign currency translation adjustment” for the years ended December 31, 2023, 2022 and 2021; and b) the Company failed to take the purchase option into consideration for the finance lease and used the incorrect useful life for the assets amortization. Such failure has resulted in the misstatements of “Property and equipment, net”, “Retained earnings” and “Accumulated other comprehensive loss” as of December 31, 2023 and 2022, and misstatement of “Cost of revenue”, “Net income attributable to Tungray Technologies Inc” and “Foreign currency translation adjustment” for the years ended December 31, 2023, 2022 and 2021.

The only changes to the Original Filing in this Amendment are those made to revise and correct the misstatements
described above. Otherwise, this Amendment speaks as of the date of the Original Filing, and does not modify, amend or update any other item or disclosures in the Original Filing. As such, this Amendment does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Filing. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications as Exhibits 12.1, 12.2 and 13.1 in connection with this Amendment.

i

ii

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

iii

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

iv

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

4

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
5

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
6

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

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market since we are listed on Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this Annual Report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; (iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls; and (iv) lack of accounting staff and resources with appropriate knowledge of the applicable income tax compliance requirements.

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
39

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

Our revenues for the year ended December 31, 2023 were approximately $14.4 million, which represents an decrease of $2.0 million, or 12.1%, from Tungray’s total revenues of approximately $16.3 million for the year ended December 31, 2022. Tungray’s gross profit for the year ended December 31, 2023 was approximately $6.7 million, representing an decrease of $2.6 million, or 27.6%, from approximately $9.3 million for the year ended December 31, 2022. Our revenues for the year ended December 31, 2022 were approximately $16.3 million, which represents a decrease of $1.2 million, or 6.5%, from Tungray’s total revenues of approximately $17.5 million for the year ended December 31, 2021. Tungray’s gross profit for the year ended December 31, 2022 was approximately $9.3 million, representing an increase of $8,000, or 0.1%, from approximately $9.3 million for the year ended December 31, 2021. Tungray’s net income for the years ended December 31, 2023, 2022 and 2021 was approximately $0.8 million, $2.8 million and $4.3 million, respectively.

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

	For the Years Ended December 31,
	2023	2022	2021
	USD	USD	USD
	As Restated	As Restated	As Restated

Revenues	14,362,502	16,334,400	17,468,116
Cost of revenues	(7,651,593)	(7,067,421)	(8,209,516)
Gross profit	6,710,909	9,266,979	9,258,600
Selling expenses	(421,869)	(614,049)	(390,653)
General and administrative expenses	(4,397,603)	(4,540,771)	(3,318,365)
Research and development expenses	(791,762)	(829,211)	(669,358)
Income from operations	1,099,675	3,282,948	4,880,224
Other income, net	194,967	186,720	125,372
Income before income taxes	1,294,642	3,469,668	5,005,596
Provision for income taxes	(537,881)	(628,534)	(709,029)
Net income	756,761	2,841,134	4,296,567
Other comprehensive income (loss)	113,999	(433,825)	172,605
TOTAL COMPREHENSIVE INCOME	870,760	2,407,309	4,469,172

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

Cost of Revenues (as restated)

Our costs include the amounts we pay manufacturers for product, tariffs and duties associated the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

Our total cost of revenues increased by approximately $0.
6
million, or
8.3
%, from approximately $7.1 million for the year ended December 31, 2022 to approximately $7.
7
million for the year ended December 31, 2023.

Our breakdown of cost of revenues for the years ended December 31, 2023 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2022
	USD	USD
	As Restated	As Restated
Cost of revenues
Customized products	5,386,038	4,660,953
Standardized products	2,265,555	2,406,468
Total cost of revenues	7,651,593	7,067,421

Compared with the cost of revenues for the years ended December 31, 2022, the cost of customized products increased by approximately $0.
7
million, or
15.6
% and standardized products decreased by approximately $0.1 million, or 5.9%, for the years ended December 31, 2023. The increase of total cost of revenues was mainly due to the increase of raw materials and labor costs. The average purchase price of our raw materials increased during the year of 2023. Some of our suppliers are nominated by our clients, so our purchasing bargain power is reduced accordingly. During the year of 2023, we also hired a few more production workers to get trained and be prepared for future manufacturing tasks. In addition, we paid more overtime wages incurred by our employees. The increase was offset by the 5.2% appreciation of USD against RMB for the year ended December 31, 2023 compared with the rate for the year ended December 31, 2022. As the purchase prices for PRC subsidiaries did not decrease and are pricing in RMB, the change of exchange rate caused the cost of revenues incurred from PRC decreased when translated into USD.

Gross Profit (as restated)

Our gross profit decreased by approximately $2.
6
million, or
27.6
%, from approximately $9.
3
million for the year ended December 31, 2022, to approximately $6.7 million during the year ended December 31, 2023. For the years ended December 31, 2023 and 2022, our overall gross margin was 46.
7
% and 56.
7
%, respectively.

Our gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Years Ended December 31,		Variance
	2023	2022	Amount/%
	USD	USD
	As Restated	As Restated	As Restated
Customized products
Gross profit	6,336,257	7,998,204	(1,661,947)
Gross margin	54.1%	63.2%	(9.1)%
Standardized products
Gross profit	374,652	1,268,775	(894,123)
Gross margin	14.2%	34.5%	(20.3)%
Total
Gross profit	6,710,909	9,266,979	(2,556,070)
Gross margin	46.7%	56.7%	(10.0)%

Our gross profit for customized products were approximately $6.3 million and $8.0 million for the years ended December 31, 2023 and 2022, respectively, representing an decrease of approximately
$1.7 million. Our gross margin for customized products were 54.1% and 63.2% for the years ended December 31, 2023 and 2022, respectively. The decrease of gross profit for customized products was mainly due to the decrease of unit selling prices and the increase of labor costs.

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

Provision for income taxes (as restated)

Our income tax expenses decreased by approximately $90,000, or 14.4%, from approximately $628,000 for the year ended December 31, 2022, to approximately $537,000 for the year ended December 31, 2023. The decrease was mainly due to the decrease in taxable income for the year ended December 31, 2023.

Net income (as restated)

As a result of the combination of factors discussed above, our net income decreased $2.1 million, or 73.4%, from approximately $2.
8
million for the year ended December 31, 2022 to $
0
.8 million for the year ended December 31, 2023. Comprehensive income attributable to us was approximately
$0.9 million for the year ended December 31, 2023, compared to approximately $2.4 million for the year ended December 31, 2022.

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

Cost of Revenues (as restated)

Our costs include the amounts we pay manufacturers for product, tariffs and duties associated the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

Our total cost of revenues decreased by approximately $1.1 million, or 13.9%, from approximately $8.2 million for the year ended December 31, 2021 to approximately $7.1 million for the year ended December 31, 2022.

Our breakdown of cost of revenues for the years ended December 31, 2022 and 2021, respectively, is summarized below:

	For the Years Ended December 31,
	2022	2021
	USD	USD
	As Restated	As Restated
Cost of revenues
Customized products	4,660,953	5,663,121
Standardized products	2,406,468	2,546,395
Total cost of revenues	7,067,421	8,209,516

Compared with the cost of revenues in the years ended December 31, 2021, the cost of customized products decreased by approximately
$1.0 million, or 17.7% and standardized products decreased by approximately $0.1 million, or 5.5% during the year ended December 31, 2022. Mainly due to the decrease of number of orders, the total cost of revenues decreased during the year ended December 31, 2022 compared with the year of 2021. The decrease of total cost of revenues was mainly due to the decrease of sale orders and the decrease of labour costs due to the increase of production efficiency. For the raw materials purchased by our Singapore Subsidiaries from European or North American suppliers, the unit purchase price increased 10%-20% during the year ended December 31, 2022. For the raw materials purchased by our China subsidiaries from Chinese suppliers, the unit purchase price remained stable during the year ended December 31, 2022. The decrease of total cost of revenues was also due to the 4.3% appreciation of USD against RMB for during the year of 2022 compared with the rate for the year of 2021. To sum up, the decrease in the total cost of revenues was roughly in line with the decrease in revenues.

Gross Profit (as restated)

Our gross profit increased by approximately $8,000, or 0.1%, from approximately $9.3 million for the year ended December 31, 2021, to approximately $9.3 million during the year ended December 31, 2022. For the years ended December 31, 2022 and 2021, our overall gross margin was 56.3% and 51.9%, respectively.

Our gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Years Ended December 31,		Variance
	2022	2021	Amount/%
	USD	USD
	As Restated	As Restated	As Restated
Customized products
Gross profit	7,998,204	8,001,009	(2,805)
Gross margin	63.2%	58.6%	4.6%
Standardized products
Gross profit	1,268,775	1,257,591	11,184
Gross margin	34.5%	33.1%	1.4%
Total
Gross profit	9,266,979	9,258,600	8,379
Gross margin	56.7%	53.0%	3.7%

Our gross profit for customized products were approximately $8.0 million and $8.0 million for the years ended December 31, 2022 and 2021, respectively, representing an increase of approximately $3,000. Our gross margin for customized products were 63.2% and 58.2% for the years ended December 31, 2022 and 2021, respectively.

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

Provision for income taxes (as restated)

Our income tax expenses decreased by approximately $
80,000
, or
11.4
%, from approximately $0.7 million for the year ended December 31, 2021, to approximately $0.
6
million for the year ended December 31, 2022. The decrease was mainly due to the decrease in deferred income tax and current tax for the year ended December 31, 2022.

Net income (as restated)

As a result of the combination of factors discussed above, our net income decreased $1.
5
million or
33.9
% for the year ended December 31, 2022, from approximately $4.
3
million for the year ended December 31, 2021 to $2.
8
million for the year ended December 31, 2022. Comprehensive income attributable to us was approximately $4.
5
million for the year ended December 31, 2021, compared to approximately $2.
4
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
10,802,405

Tungray’s working capital was approximately $9.5 million as of December 31, 2023. In assessing Tungray’s liquidity, Tungray monitors and analyses its cash-on-hand and operating and capital expenditure commitments. To date, Tungray has financed its working capital requirements through cash flow generated from operations, debt and equity financings, and capital contributions from its existing shareholders.

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

Operating activities

Net cash provided by operating activities for the year ended December 31, 2023, was primarily attributable to net income of approximately $0.8 million with non-cash depreciation and amortization expenses of approximately $
0.3
million, provision for credit losses and impairment of inventories of approximately $0.2 million, amortization of lease right-of-use assets of approximately $0.2 million, and deferred tax benefit of approximately $75,000. Cash inflow was also attributable to the increase in contract liabilities of approximately $2.1 million as we received more customer deposits, the increase of accounts payable – related parties of approximately $0.4 million, the increase of accrued expenses and other payables of approximately $0.3 million, and the decrease in prepayments of approximately $0.3 million. Cash inflow was partially offset by the increase in accounts and notes receivable of approximately $1.4 million, the increase in accounts receivable – related parties of approximately $0.2 million, the increase in prepayments – related parties of approximately $1.0 million, the increase in inventories of approximately $0.9 million, the decrease in taxes payable of approximately $0.3 million, and the decrease in operating lease liabilities – related parties of approximately $0.2 million.

Net cash provided by operating activities for the year ended December 31, 2022, was primarily attributable to net income of approximately $
2.8
million with non-cash depreciation and amortization expenses of approximately $0.
2
million, and amortization of lease right-of-use assets of approximately $0.2 million. Cash inflow was also attributable to the decrease in accounts and notes receivable of approximately $0.7 million, the decrease in prepayments of approximately $
0.1
million, the decrease in inventories of approximately $0.3 million, the decrease in other receivables and other current assets of approximately $0.3 million, and the increase of taxes payable of approximately $0.3 million. Cash inflow was partially offset by the decrease of accounts payable of approximately $0.4 million, decrease in contract liabilities of approximately $0.7 million, and the decrease of accrued expenses and other payables of approximately $0.2 million.

Net cash provided by operating activities for the year ended December 31, 2021, was primarily attributable to net income of approximately $4.3 million with non-cash depreciation and amortization expenses of approximately $0.2 million, provision for doubtful accounts and impairment of inventories of approximately $0.2 million, and amortization of lease right-of-use assets of approximately $0.1 million. Cash inflow was also attributable to the increase of accounts payable of approximately $0.6 million, the increase in contract liabilities of approximately $1.6 million due to the increase of sales orders as we usually require customer deposits, the increase of accrued expenses and other payables of approximately $0.5 million, and the increase of taxes payable of approximately $0.5 million. Cash inflow was partially offset by the increase in accounts and notes receivable of approximately $0.9 million, the increase in accounts receivable – related parties of approximately $0.1 million, the increase in inventories of approximately $0.5 million, the increase in other receivables and other current assets of approximately $0.3 million, the decrease in accounts payable – related parties of approximately $0.1 million, and the decrease in operating lease liabilities – related parties of approximately $0.1 million.

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
Share Ownership

See Item 7 below.

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation

In connection with this Amendment, the Company considered whether the restatement of previously issued financial statements described in Note 18 requires recovery of erroneously awarded incentive based compensation pursuant to the Company’s clawback policy. The Company concluded that the restatement of previously issued financial statements described in Note 18 does not impact related performance metrics used for executive management’s compensation and therefore no recovery of incentive-based compensation was required.

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

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2023 and 2022, we identified three material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2023. The material weaknesses identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls.

During the course of preparing the unaudited condensed consolidated financial statements for the six months ended June 30, 2024, it was identified that there were material misstatements in our previously issued consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021. The Company failed to record the correct income tax expense, taxes payable and retained earnings due to improper identification of non-deductible expenses which were not detected because of not performing a reconciliation between the financial statements and tax returns, and also failed to take the purchase option into consideration for the finance lease and used the incorrect useful life for the assets amortization. As a result of the above failures, the previously issued financial statements contained material misstatements
and the Company is filing this Amendment
to Form 20-F
to restate the previously issued financial statements. The management has concluded that such material misstatements
are attributable to
(i)
the previously identified material weakness of  the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirement
; and (ii) the material weakness of lack of accounting staff and resources with appropriate knowledge of the applicable income tax compliance requirements, which was identified in the course of finding the misstatements that leads to the restatements.

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

Tungray Technologies Inc

By:	/s/ Wanjun Yao
Name:	Wanjun Yao
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	December 31 , 2024

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

We also have audited the adjustments described in Note 18
 that were applied to the 2021 fina
ncial
 statements to cor
rect
misstatements
.
In our opinion, such adjustments are
appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements of the Company, other than with respect to such adjustments, and,
accordingly, we do not express an opinion or any other form of assurance on the
2021
financial statements taken as a whole.

Restatement of Previously Issued Financial Statements

As discussed in Note 18 to the consolidated financial statements, the Company has restated its 2023, 2022 and 2021 financial statements to correct misstatements.

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

New York, New York
April 25, 2024
, except for the effects of the restatement related to Notes 18 as to which the date is December 3
1
, 2024.

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

We were not engaged to audit, review, or apply any procedures to the adjustments to the consolidated financial statements for the year ended December 31, 2021 as described in Note 18, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

New York, New York
December 16, 2022

Tungray Technologies Inc and Subsidiaries
Consolidated Balance Sheets
(Stated in U.S. Dollars)

	A s of December 31, 2023	As of December 31, 2022
	As Restated	As Restated
ASSETS

CURRENT ASSETS
Cash	$10,802,405	$13,130,296
Accounts and notes receivable, net	3,574,739	2,420,150
Accounts receivable - related parties	319,589	104,743
Inventories, net	2,283,809	1,404,669
Prepayments, net	259,950	539,383
Prepayments - related parties	1,048,745	48,115
Other receivables and other current assets, net	215,651	188,402
Other receivables - related parties	23,816	23,827
Total current assets	18,528,704	17,859,585

PROPERTY AND EQUIPMENT, NET	6,326,369	6,450,104

OTHER ASSETS
Prepaid expenses and deposits	23,163	22,707
Long-term investment	211,271	217,480
Operating right-of-use assets	712,261	674,325
Intangible assets	55,842	33,944
Deferred tax assets	-	75,126
Deferred initial public offering (“IPO”) costs	1,192,734	699,559
Total non-current assets	2,195,271	1,723,141

Total assets	27,050,344	26,032,830

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	1,048,271	1,100,647
Accounts payable - related parties	498,923	110,347
Contract liabilities	4,010,832	1,848,128
Accrued expenses and other payables	1,289,941	993,036
Other payables - related parties	670,866	1,865,532
Current portion of banking facilities	140,162	170,093
Short-term loans - banks	-	453,807
Current portion of long-term loan - third party	-	209,609
Current portion of operating lease liabilities	46,232	-
Current portion of operating lease liabilities - related party	123,094	73,166
Current portion of finance lease liabilities	-	-
Taxes payable	1,206,141	1,501,636
Total current liabilities	9,034,462	8,326,001

OTHER LIABILITIES
Banking facilities	1,951,389	2,373,136
Operating lease liabilities	10,603	-
Operating lease liabilities - related party	339,450	490,013
Total other liabilities	2,301,442	2,863,149

Total liabilities	11,335,904	11,189,150

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized;10,440,000 shares issued and outstanding	1,044	1,044
Class B ordinary shares, $0.0001 par value; 100,000,000 shares authorized; 4,560,000 shares issued and outstanding	456	456
Additional paid-in capital	332,574	332,574
Retained earnings	15,530,562	14,682,363
Statutory reserves	248,761	240,424
Accumulated other comprehensive loss	(284,444)	(398,746)
Total Tungray Technologies Inc shareholders' equity	15,828,953	14,858,115

NONCONTROLLING INTERESTS	(114,513)	(14,435)

TOTAL EQUITY	15,714,440	14,843,680

Total liabilities and shareholders' equity	$27,050,344	$26,032,830

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2023	2022	2021
	As Restated	As Restated	As Restated
Revenue - products	$14,042,956	$16,267,211	$17,320,585
Revenue - related party	319,546	67,189	147,531
Total revenues	14,362,502	16,334,400	17,468,116

Cost of revenue - products	7,378,471	7,025,855	8,141,650
Cost of revenue - related party	273,122	41,566	67,866
Total cost of revenues	7,651,593	7,067,421	8,209,516

Gross profit	6,710,909	9,266,979	9,258,600

Operating expenses:
Selling expenses	421,869	614,049	390,653
General and administrative expenses	4,397,603	4,540,771	3,318,365
Research and development expenses	791,762	829,211	669,358
Total operating expenses	5,611,234	5,984,031	4,378,376

Income from operations	1,099,675	3,282,948	4,880,224

Other income (expenses)
Other income, net	336,576	197,290	289,126
Lease income - related party	19,126	25,129	26,212
Financial expenses, net	(160,735)	(35,699)	(189,966)
Total other income, net	194,967	186,720	125,372

Income before income taxes	1,294,642	3,469,668	5,005,596

Income tax expense	(537,881)	(628,534)	(709,029)

Net income	756,761	2,841,134	4,296,567

Less: net loss attributable to noncontrolling interests	(99,775)	(10,333)	(1,279)

Net income attributable to Tungray Technologies Inc	$856,536	$2,851,467	$4,297,846

Net income	$756,761	$2,841,134	$4,296,567

Foreign currency translation adjustment	113,999	(433,825)	172,605

Comprehensive income	870,760	2,407,309	4,469,172

Less: comprehensive loss attributable to noncontrolling interests	(100,078)	(13,265)	(1,170)

Total comprehensive income attributable to Tungray Technologies Inc	$970,838	$2,420,574	$4,470,342

Weighted average number of common shares outstanding - basic and diluted	15,000,000	15,000,000	15,000,000

Earnings per common share - basic and diluted	$0.06	$0.19	$0.29

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(Stated in U.S. Dollars)

									Accumulated
					Additional		Retained earnings		other
	Class A ordinary shares		Class B ordinary shares		paid-in	Loan receivables-	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Shares	Par value	capital	related pa r ties	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2020 (as restated)	10,440,000	$1,044	4,560,000	$456	$332,574	$(4,706,144)	$116,533	$12,127,052	$(140,349)	$-	$7,731,166
Loans receivable - related parties	-	-	-	-	-	22,614	-	-	-	-	22,614
Net income (as restated)	-	-	-	-	-	-	-	4,297,846	-	(1,279)	4,296,567
Statutory reserves	-	-	-	-	-	-	72,300	(72,300)	-	-	-
Foreign currency translation adjustment (as restated)	-	-	-	-	-	-	-	-	172,496	109	172,605
BALANCE, December 31, 2021 (as restated)	10,440,000	$1,044	4,560,000	$456	$332,574	$(4,683,530)	$188,833	$16,352,598	$32,147	$(1,170)	$12,222,952
Repayments from loans receivable - related parties	-	-	-	-	-	3,812,241	-	-	-	-	3,812,241
Dividends declared to offset with loans receivable-related parties	-	-	-	-	-	951,209	-	-	-	-	951,209
Dividends declared	-	-	-	-	-	-	-	(4,470,111)	-	-	(4,470,111)
Net income (as restated)	-	-	-	-	-	-	-	2,851,467	-	(10,333)	2,841,134
Statutory reserves	-	-	-	-	-	-	51,591	(51,591)	-	-	-
Foreign currency translation adjustment (as restated)	-	-	-	-	-	(79,920)	-	-	(430,893)	(2,932)	(513,745)
BALANCE, December 31, 2022 (as restated)	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$240,424	$14,682,363	$(398,746)	$(14,435)	$14,843,680
Net income (as restated)	-	-	-	-	-	-	-	856,536	-	(99,775)	756,761
Statutory reserves	-	-	-	-	-	-	8,337	(8,337)	-	-	-
Foreign currency translation adjustment (as restated)	-	-	-	-	-	-	-		114,302	(303)	113,999
BALANCE, December 31, 2023 (as restated)	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$248,761	$15,530,562	$(284,444)	$(114,513)	$15,714,440

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2023	2022	2021
	As Restated	As Restated	As Restated
Cash flows from operating activities:
Net income	$756,761	$2,841,134	$4,296,567
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	248,146	174,440	207,760
Amortization expense	15,118	12,086	15,706
Provision for credit losses	190,983	22,837	128,554
Impairment of inventories	6,713	42,544	95,136
Deferred tax benefits	74,616	(14,816)	(31,896)
Amortization of operating lease right-of-use assets	154,455	120,053	119,242
Amortization of finance lease right-of-use assets	-	12,296	18,913
Loss from disposal of property and equipment	-	3,310	-
Changes in operating assets and liabilities
Accounts and notes receivable	(1,371,684)	651,386	(867,626)
Accounts receivable - related parties	(218,421)	60,552	(134,833)
Prepayments	275,082	221,842	4,628
Prepayments - related parties	(1,004,692)	(3,117)	(44,822)
Inventories	(909,054)	300,042	(513,851)
Other receivables and other current assets	(52,168)	275,108	(250,722)
Prepaid expenses and deposits	(1,107)	(23,274)	-
Operating lease receivable - related party	-	104,540	(27,262)
Accounts payable	(25,698)	(386,154)	554,798
Accounts payable - related party	392,777	57,673	(149,969)
Contract liabilities	2,146,876	(702,924)	1,608,032
Accrued expenses and other payables	307,405	(226,528)	518,108
Operating lease liabilities	(34,652)	-	-
Operating lease liabilities - related parties	(204,940)	(155,005)	(95,283)
Taxes payable	(295,495)	250,042	535,146
Net cash provided by operating activities	451,021	3,638,067	5,986,326

Cash flows from investing activities:
Purchases of property, plant and equipment	(43,254)	(145,699)	(206,345)
Deposit for long-term investment	-	(222,916)	-
Purchase of intangible assets	(37,993)	-	-
Loans to related parties	(677,765)	(1,655,820)	(1,146,420)
Repayments from related parties	677,267	1,920,315	339,170
Net cash used in investing activities	(81,745)	(104,120)	(1,013,595)

Cash flows from financing activities:
Borrowings from related parties	1,587,015	250,166	129,697
Repayments to related parties	(1,511,509)	(1,956,190)	(397,350)
Repayments from loans receivable - related parties	-	3,812,241	-
Proceeds from bank loan	282,450	762,372	601,476
Repayments to bank loan	(1,218,164)	(1,264,754)	(500,430)
Proceeds from third party loan	-	-	427,854
Repayments to third party loan	(194,226)	(195,317)	-
Repayments to related party loans	-	(435,193)	-
Repayments of finance lease liabilities	-	(36,097)	(274,668)
Distribute dividends to shareholders	(1,275,902)	(1,654,389)	-
Deferred IPO costs	(474,972)	(680,125)	-
Net cash used in financing activities	(2,805,308)	(1,397,286)	(13,421)

Effect of exchange rate change on cash	108,141	(342,913)	280,880

Net change in cash	(2,327,891)	1,793,748	5,240,190

Cash - beginning of the year	13,130,296	11,336,548	6,096,358

Cash - end of the year	$10,802,405	$13,130,296	$11,336,548

Supplemental disclosure of cash flow information:
Interest paid	$91,276	$155,054	$193,387
Income tax paid	$664,259	$390,936	$268,077

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$-	$-	$312,322
Oper a ting lease right-of-use assets obtained in exchange for operating lease liabilities	$391,309	$119,662	$-
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$381,710	$-	$2,362,044
Dividends declared to offset with loans receivable - related parties upon execution of offset agreement	$-	$951,209	$-

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

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2023	As of December 31, 2022
	As Restated	As Restated

Buildings	$6,552,833	$6,452,898
Office equipment	646,830	606,891
Operation equipment	1,522,831	1,532,213
Subtotal	8,722,494	8,592,002
Less: accumulated depreciation	(2,396,125)	(2,141,898)
Total	$6,326,369	$6,450,104

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 amounted to
$248,146, $174,440 and $207,760, respectively.

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

The components of the Company’s income tax provision were as follows for the years indicated:

	For the Years Ended December 31,
	2023	2022	2021
	As Restated	As Restated	As Restated
Current:	$463,265	$643,350	$740,925
Deferred	74,616	(14,816)	(31,896)
Total income tax provision	$537,881	$628,534	$709,029

Income/(loss) before provision for income taxes is attributable to the following geographic locations for the years indicated:

	For the Years Ended December 31,
	2023	2022	2021
	As Restated	As Restated	As Restated
Singapore	$2,679,481	$3,278,678	$4,038,905
PRC	(1,384,839)	190,990	966,691
Total income before income taxes	$1,294,642	$3,469,668	$5,005,596

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2023	2022	2021
	As Restated	As Restated	As Restated
Singapore income tax rate	17.0%	17.0%	17.0%
Difference from the effect of tax rates in a foreign jurisdiction (PRC)	(14.6)%	1.0%	-%
Impact of preferential tax rate difference in PRC	7.9%	1.2%	0.5%
Tax rebate in Singapore	(2.0)%	(0.7)%	-%
Additional R&D deduction	(10.1)%	(4.6)%	(3.1)%
Change in valuation allowance	36.4%	0.4%	-%
Permanent differences (1)	6.9%	3.8%	(0.2)%
Effective tax rate	41.5%	18.1%	14.2%

(1)	Permanent differences mainly consisted of expenses which are non-deductible and income exemption under local tax laws.

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	As of December 31, 2023	As of December 31, 2022
	As Restated	As Restated

Deferred Tax Assets/Liabilities
Net operating loss carryforwards	$390,662	$89,763
Allowance for credit losses	151,335	32,781
Inventory reserves	32,566	42,345
Less: valuation allowance	(574,563)	(89,763)
Deferred tax assets, net	$-	$75,126

As of December 31, 2023 and 2022, the Company had net operating losses carry forward of approximately $2.2 million and $0.5 million, respectively, from the Company’s China subsidiaries. The net operating losses from the China subsidiaries can be carried forward
5 years
, and the net operating losses from the Company’s Chinese subsidiaries started to expire in 202
4
. Due to the limited operating history of certain China subsidiaries, the Company is uncertain when these net operating losses and other temporary differences can be utilized.  As a result, the Company provided a 100% valuation allowance on deferred tax assets, which are approximately $0.5 million and $0.1 million related to China subsidiaries as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, the net operating loss carry forward in China will expire, if unused, in the following amounts:

Amount
As Restated
Twelve months ending December 31, 2024	$114,502
Twelve months ending December 31, 2025	69,247
Twelve months ending December 31, 2026	107,267
Twelve months ending December 31, 2027	85,423
Twelve months ending December 31, 2028	1,838,620
Total	$2,215,059

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
As of December 31, 2023,
PRC and Singapore remain subject to examination by relevant tax authorities for five years and four years from the date of filing.

Taxes payable consist of the following:

	As of December 31, 2023	As of December 31, 2022
	As Restated	As Restated

Income tax payable	$991,161	$1,188,322
VAT payable	182,647	263,397
Other tax payable	32,333	49,917
Totals	$1,206,141	$1,501,636

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

Finance lease expenses consist of the following:

		For the Years Ended December 31,
	Classification	2023	2022	2021
			As Restated	As Restated

Finance lease cost
Amortization of leased asset		$-	$11,719	$14,214
Interest on lease liabilities	Other expense - interest expenses	-	577	4,699
Total lease expenses		$-	$12,296	$18,913

Weighted-average remaining term and discount rate related to finance leases were as follows:

	December 31, 2023	December 31, 2022

Weighted-average remaining term in number of months
Finance leases	-	-
Weighted-average discount rate
Finance leases	-	5.68%

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

Note 17 – Subsequent events

On January 9, 2024 and March 6, 2024, Tungray Singapore, the Company’s wholly-owned subsidiary, acquired 20% and 13% of the equity interests, respectively, in Xi’an Tongri Intelligent Industrial Technology Co., Ltd. (“Xi’an Tongri”), a wholly foreign owned enterprise established under the laws of the PRC on June 25, 2023, from Weilai (Singapore) Pte. Ltd. (“Weilai”), an entity owned by the wife of Wanjun Yao, the Company’s Chairman and Chief Executive Officer. While the consideration for the 33% of the equity interests in Xi'an Tongri was $nil according to the transfer agreement between Tungray Singapore and Weilai, Tungray Singapore agreed to pay Xi’an Tongri a capital contribution of $3.3 million, which is 33% of the total registered capital of Xi’an Tongri. As of the date of the issuance of the consolidated financial statements
, Tungray Singapore has made $2.1 million capital contribution payment to Xi’an Tongri, accounting for 97.7% of the total paid-in capital of
Xi’an Tongri
and the Company effectively controls Xi’an Tongri and includes Xi’an Tongri in the consolidation scope. As of the date of the issuance of the consolidated financial statements, Xi’an Tongri made $2.1 million prepayments for acquisition of land use right in Xi’an for future development and has not started substantive business operations.

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
18
, 2024 under the ticker symbol “TRSG”. As of the date of this Annual Report, the Company has a total of
11,690,000
Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares issued and outstanding.

Note 18 — Restatement of previously issued Financial Statements

The Company identified material misstatements in its previously issued consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 as below, and as a result the Company has restated the previously issued consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 in accordance with ASC 250 Accounting Changes and Error Corrections, to reflect the effects of the restatement adjustments and to make certain corresponding disclosures
.

The categories of adjustments and their impacts on previously issued financial statements are described below and identified in the Restatement Reconciliation Tables in the column entitled "Reference":

a.
The Company failed to record the correct income tax expense, taxes payable and retained earnings due to
improper identification of non-deductible expenses which were not detected because of not performing a reconciliation between the financial statements and tax returns. Such failure has resulted in the misstatements of “Taxes payable”, “Retained earnings” and “Accumulated other comprehensive loss” as of December 31, 2023 and 2022, and misstatements of “Income tax expense”, “Net income attributable to Tungray Technologies Inc”, and “Foreign currency translation adjustment” for the years ended December 31, 2023, 2022 and 2021. The impact to the accumulated other comprehensive loss and foreign currency translation adjustment was a result of the foreign currency translation difference to the misstatement.

b.
The Company failed to take the purchase option into consideration for the finance lease and used the incorrect useful life for the assets amortization. Such failure has resulted in the misstatements of “Property and equipment, net”, “Retained earnings” and “Accumulated other comprehensive loss” as of December 31, 2023 and 2022, and misstatement of “Cost of revenue”, “Net income attributable to Tungray Technologies Inc” and “Foreign currency translation adjustment” for the years ended December 31, 2023, 2022 and 2021.
The impact to the accumulated other comprehensive loss and foreign currency translation adjustment was a result of the foreign currency translation difference to the misstatement.

In the following tables, the Company presented a reconciliation of consolidated balance sheets, statements of income and comprehensive income, and cash flows as previously issued for these prior periods to the restated and revised amounts.

Summary of Restatements – Consolidated Balance Sheets:

	As of
	December 31, 2023
	As previously reported	Adjustments	Reference	As restated
ASSETS

CURRENT ASSETS
Cash	$10,802,405	$-		$10,802,405
Accounts and notes receivable, net	3,574,739	-		3,574,739
Accounts receivable – related parties	319,589	-		319,589
Inventories, net	2,283,809	-		2,283,809
Prepayments, net	259,950	-		259,950
Prepayments – related parties	1,048,745	-		1,048,745
Other receivables and other current assets, net	215,651	-		215,651
Other receivables – related parties	23,816	-		23,816
Total current assets	18,528,704	-		18,528,704

PROPERTY AND EQUIPMENT, NET	6,145,199	181,170	b	6,326,369

OTHER ASSETS
Prepaid expenses and deposits	23,163	-		23,163
Long-term investment	211,271	-		211,271
Operating right-of-use assets	712,261	-		712,261
Intangible assets	55,842	-		55,842
Deferred tax assets	-	-		-
Deferred initial public offering (“IPO”) costs	1,192,734	-		1,192,734
Total non-current assets	2,195,271	-		2,195,271

Total assets	26,869,174	181,170	b	27,050,344

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	1,048,271	-		1,048,271
Accounts payable – related parties	498,923	-		498,923
Contract liabilities	4,010,832	-		4,010,832
Accrued expenses and other payables	1,289,941	-		1,289,941
Other payables – related parties	670,866	-		670,866
Current portion of banking facilities	140,162	-		140,162
Short-term loans – banks	-	-		-
Current portion of long-term loan – third party	-	-		-
Current portion of operating lease liabilities	46,232	-		46,232
Current portion of operating lease liabilities – related party	123,094	-		123,094
Current portion of finance lease liabilities	-	-		-
Taxes payable	519,543	686,598	a	1,206,141
Total current liabilities	8,347,864	686,598	a	9,034,462

OTHER LIABILITIES
Banking facilities	1,951,389	-		1,951,389
Operating lease liabilities	10,603	-		10,603
Operating lease liabilities - related party	339,450	-		339,450
Total other liabilities	2,301,442	-		2,301,442

Total liabilities	10,649,306	686,598	a	11,335,904

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized;10,440,000 shares issued and outstanding	1,044	-		1,044
Class B ordinary shares, $0.0001 par value; 100,000,000 shares authorized; 4,560,000 shares issued and outstanding	456	-		456
Additional paid-in capital	332,574	-		332,574
Retained earnings	15,964,848	(434,286)	a, b	15,530,562
Statutory reserves	248,761	-		248,761
Accumulated other comprehensive loss	(213,302)	(71,142)	a, b	(284,444)
Total Tungray Technologies Inc shareholders' equity	16,334,381	(505,428)	a, b	15,828,953

NONCONTROLLING INTERESTS	(114,513)	-		(114,513)

TOTAL EQUITY	16,219,868	(505,428)	a, b	15,714,440

Total liabilities and shareholders’ equity	$26,869,174	$181,170	a, b	$27,050,344

	As of
	December 31, 2022
	As previously reported	Adjustments	Reference	As restated
ASSETS

CURRENT ASSETS
Cash	$13,130,296	$-		$13,130,296
Accounts and notes receivable, net	2,420,150	-		2,420,150
Accounts receivable - related parties	104,743	-		104,743
Inventories, net	1,404,669	-		1,404,669
Prepayments, net	539,383	-		539,383
Prepayments - related parties	48,115	-		48,115
Other receivables and other current assets, net	188,402	-		188,402
Other receivables - related parties	23,827	-		23,827
Total current assets	17,859,585	-		17,859,585

PROPERTY AND EQUIPMENT, NET	6,237,759	212,345	b	6,450,104

OTHER ASSETS
Prepaid expenses and deposits	22,707	-		22,707
Long-term investment	217,480	-		217,480
Operating right-of-use assets	674,325	-		674,325
Intangible assets	33,944	-		33,944
Deferred tax assets	75,126	-		75,126
Deferred initial public offering (“IPO”) costs	699,559	-		699,559
Total non-current assets	1,723,141	-		1,723,141

Total assets	25,820,485	212,345	b	26,032,830

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	1,100,647	-		1,100,647
Accounts payable - related parties	110,347	-		110,347
Contract liabilities	1,848,128	-		1,848,128
Accrued expenses and other payables	993,036	-		993,036
Other payables - related parties	1,865,532	-		1,865,532
Current portion of banking facilities	170,093	-		170,093
Short-term loans - banks	453,807	-		453,807
Current portion of long-term loan - third party	209,609	-		209,609
Current portion of operating lease liabilities	-	-		-
Current portion of operating lease liabilities - related party	73,166	-		73,166
Current portion of finance lease liabilities	-	-		-
Taxes payable	859,613	642,023	a	1,501,636
Total current liabilities	7,683,978	642,023	a	8,326,001

OTHER LIABILITIES
Banking facilities	2,373,136	-		2,373,136
Operating lease liabilities	-	-		-
Operating lease liabilities - related party	490,013	-		490,013
Total other liabilities	2,863,149	-		2,863,149

Total liabilities	10,547,127	642,023	a	11,189,150

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized;10,440,000 shares issued and outstanding	1,044	-		1,044
Class B ordinary shares, $0.0001 par value; 100,000,000 shares authorized; 4,560,000 shares issued and outstanding	456	-		456
Additional paid-in capital	332,574	-		332,574
Retained earnings	15,057,763	(375,400)	a, b	14,682,363
Statutory reserves	240,424	-		240,424
Accumulated other comprehensive loss	(344,468)	(54,278)	a, b	(398,746)
Total Tungray Technologies Inc shareholders' equity	15,287,793	(429,678)	a, b	14,858,115

NONCONTROLLING INTERESTS	(14,435)	-		(14,435)

TOTAL EQUITY	15,273,358	(429,678)	a, b	14,843,680

Total liabilities and shareholders' equity	$25,820,485	$212,345	a, b	$26,032,830

Summary of Restatements - Consolidated Statements of Income and Comprehensive Income:

	For the year ended December 31,
	2023
	As previously reported	Adjustments	Reference	As restated
Revenue - products	$14,042,956	$-		$14,042,956
Revenue - related party	319,546	-		319,546
Total revenues	14,362,502	-		14,362,502

Cost of revenue - products	7,353,291	25,180	b	7,378,471
Cost of revenue - related party	273,122	-		273,122
Total cost of revenues	7,626,413	25,180	b	7,651,593

Gross profit	6,736,089	(25,180)	b	6,710,909

Operating expenses:
Selling expenses	421,869	-		421,869
General and administrative expenses	4,397,603	-		4,397,603
Research and development expenses	791,762	-		791,762
Total operating expenses	5,611,234	-		5,611,234

Income from operations	1,124,855	(25,180)	b	1,099,675

Other income (expenses)
Other income, net	336,576	-		336,576
Lease income – related party	19,126	-		19,126
Financial expenses, net	(160,735)	-		(160,735)
Total other income, net	194,967	-		194,967

Income before income taxes	1,319,822	(25,180)	b	1,294,642

Income tax expense	(504,175)	(33,706)	a	(537,881)

Net income	815,647	(58,886)	a, b	756,761

Less: net loss attributable to noncontrolling interests	(99,775)	-		(99,775)

Net income attributable to Tungray Technologies Inc	$915,422	$(58,886)	a, b	$856,536

Net income	$815,647	$(58,886)	a, b	$756,761

Foreign currency translation adjustment	130,863	(16,864)	a, b	113,999

Comprehensive income	946,510	(75,750)	a, b	870,760

Less: comprehensive loss attributable to noncontrolling interests	(100,078)	-		(100,078)

Total comprehensive income attributable to Tungray Technologies Inc	$1,046,588	$(75,750)	a, b	$970,838

Weighted average number of common shares outstanding - basic and diluted	15,000,000	-		15,000,000

Earnings per common share - basic and diluted	$0.06	$(0.00)	a, b	$0.06

	For the year ended December 31,
	2022
	As previously reported	Adjustments	Reference	As restated
Revenue - products	$16,267,211	$-		$16,267,211
Revenue - related party	67,189	-		67,189
Total revenues	16,334,400	-		16,334,400

Cost of revenue - products	7,096,094	(70,239)	b	7,025,855
Cost of revenue - related party	41,566	-		41,566
Total cost of revenues	7,137,660	(70,239)	b	7,067,421

Gross profit	9,196,740	70,239	b	9,266,979

Operating expenses:
Selling expenses	614,049	-		614,049
General and administrative expenses	4,540,771	-		4,540,771
Research and development expenses	829,211	-		829,211
Total operating expenses	5,984,031	-		5,984,031

Income from operations	3,212,709	70,239	b	3,282,948

Other income (expenses)
Other income, net	197,290	-		197,290
Lease income - related party	25,129	-		25,129
Financial expenses, net	(35,699)	-		(35,699)
Total other income, net	186,720	-		186,720

Income before income taxes	3,399,429	70,239	b	3,469,668

Income tax expense	(517,282)	(111,252)	a	(628,534)

Net income	2,882,147	(41,013)	a, b	2,841,134

Less: net loss attributable to noncontrolling interests	(10,333)	-		(10,333)

Net income attributable to Tungray Technologies Inc	$2,892,480	$(41,013)	a, b	$2,851,467

Net income	$2,882,147	$(41,013)	a, b	$2,841,134

Foreign currency translation adjustment	(412,491)	(21,334)	a, b	(433,825)

Comprehensive income	2,469,656	(62,347)	a, b	2,407,309

Less: comprehensive loss attributable to noncontrolling interests	(13,265)	-		(13,265)

Total comprehensive income attributable to Tungray Technologies Inc	$2,482,921	$(62,347)	a, b	$2,420,574

Weighted average number of common shares outstanding - basic and diluted	15,000,000	-		15,000,000

Earnings per common share - basic and diluted	$0.19	$(0.00)	a, b	$0.19

	For the year ended December 31,
	2021
	As previously reported	Adjustments	Reference	As restated
Revenue – products	$17,320,585	$-		$17,320,585
Revenue - related party	147,531	-		147,531
Total revenues	17,468,116	-		17,468,116

Cost of revenue – products	8,332,081	(190,431)	b	8,141,650
Cost of revenue - related party	67,866	-		67,866
Total cost of revenues	8,399,947	(190,431)	b	8,209,516

Gross profit	9,068,169	190,431	b	9,258,600

Operating expenses:
Selling expenses	390,653	-		390,653
General and administrative expenses	3,318,365	-		3,318,365
Research and development expenses	669,358	-		669,358
Total operating expenses	4,378,376	-		4,378,376

Income from operations	4,689,793	190,431	b	4,880,224

Other income (expenses)
Other income, net	289,126	-		289,126
Lease income - related party	26,212	-		26,212
Financial expenses, net	(189,966)	-		(189,966)
Total other income, net	125,372	-		125,372

Income before income taxes	4,815,165	190,431	b	5,005,596

Income tax expense	(706,720)	(2,309)	a	(709,029)

Net income	4,108,445	188,122	a, b	4,296,567

Less: net loss attributable to noncontrolling interests	(1,279)	-		(1,279)

Net income attributable to Tungray Technologies Inc	$4,109,724	$188,122	a, b	$4,297,846

Net income	$4,108,445	$188,122	a, b	$4,296,567

Foreign currency translation adjustment	195,067	(22,462)	a, b	172,605

Comprehensive income	4,303,512	165,660	a, b	4,469,172

Less: comprehensive loss attributable to noncontrolling interests	(1,170)	-		(1,170)

Total comprehensive income attributable to Tungray Technologies Inc	$4,304,682	$165,660	a, b	$4,470,342

Weighted average number of common shares outstanding – basic and diluted	15,000,000	-		15,000,000

Earnings per common share – basic and diluted	$0.27	$0.02	a, b	$0.29

Summary of Restatements - Consolidated Statements of Cash Flows:

	For the year ended December 31,
	2023
	As previously reported	Adjustments	Reference	As restated
Cash flows from operating activities:
Net income	$815,647	$(58,886)	a, b	$756,761
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	218,148	29,998	b	248,146
Amortization expense	15,118	-		15,118
Provision for credit losses	190,983	-		190,983
Impairment of inventories	6,713	-		6,713
Deferred tax benefits	74,616	-		74,616
Amortization of operating lease right-of-use assets	154,455	-		154,455
Amortization of finance lease right-of-use assets	-	-		-
Loss from disposal of property and equipment	-	-		-
Changes in operating assets and liabilities
Accounts and notes receivable	(1,371,684)	-		(1,371,684)
Accounts receivable - related parties	(218,421)	-		(218,421)
Prepayments	275,082	-		275,082
Prepayments - related parties	(1,004,692)	-		(1,004,692)
Inventories	(909,054)	-		(909,054)
Other receivables and other current assets	(52,168)	-		(52,168)
Prepaid expenses and deposits	(1,107)	-		(1,107)
Operating lease receivable - related party	-	-		-
Accounts payable	(25,698)	-		(25,698)
Accounts payable - related party	392,777	-		392,777
Contract liabilities	2,146,876	-		2,146,876
Accrued expenses and other payables	307,405	-		307,405
Operating lease liabilities	(34,652)	-		(34,652)
Operating lease liabilities - related parties	(204,940)	-		(204,940)
Taxes payable	(324,383)	28,888	a	(295,495)
Net cash provided by operating activities	451,021	-		451,021

Cash flows from investing activities:
Purchases of property, plant and equipment	(43,254)	-		(43,254)
Deposit for long-term investment	-	-		-
Purchase of intangible assets	(37,993)	-		(37,993)
Loans to related parties	(677,765)	-		(677,765)
Repayments from related parties	677,267	-		677,267
Net cash used in investing activities	(81,745)	-		(81,745)

Cash flows from financing activities:
Borrowings from related parties	1,587,015	-		1,587,015
Repayments to related parties	(1,511,509)	-		(1,511,509)
Repayments from loans receivable - related parties	-	-		-
Proceeds from bank loan	282,450	-		282,450
Repayments to bank loan	(1,218,164)	-		(1,218,164)
Proceeds from third party loan	-	-		-
Repayments to third party loan	(194,226)	-		(194,226)
Repayments to related party loans	-	-		-
Repayments of finance lease liabilities	-	-		-
Distribute dividends to shareholders	(1,275,902)	-		(1,275,902)
Deferred IPO costs	(474,972)	-		(474,972)
Net cash used in financing activities	(2,805,308)	-		(2,805,308)

Effect of exchange rate change on cash	108,141	-		108,141

Net change in cash	(2,327,891)	-		(2,327,891)

Cash - beginning of the year	13,130,296	-		13,130,296

Cash - end of the year	$10,802,405	$-		$10,802,405

Supplemental disclosure of cash flow information:
Interest paid	$91,276	$-		$91,276
Income tax paid	$664,259	$-		$664,259

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$-	$-		$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$391,309	$-		$391,309
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$381,710	$-		$381,710
Dividends declared to offset with loans receivable - related parties upon execution of offset agreement	$-	$-		$-

	For the year ended December 31,
	2022
	As previously reported	Adjustments	Reference	As restated
Cash flows from operating activities:
Net income	$2,882,147	$(41,013)	a, b	$2,841,134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	128,517	45,923	b	174,440
Amortization expense	12,086	-		12,086
Provision for credit losses	22,837	-		22,837
Impairment of inventories	42,544	-		42,544
Deferred tax benefits	(14,816)	-		(14,816)
Amortization of operating lease right-of-use assets	120,053	-		120,053
Amortization of finance lease right-of-use assets	97,801	(85,505)	b	12,296
Loss from disposal of property and equipment	3,310	-		3,310
Changes in operating assets and liabilities
Accounts and notes receivable	651,386	-		651,386
Accounts receivable - related parties	60,552	-		60,552
Prepayments	221,842	-		221,842
Prepayments - related parties	(3,117)	-		(3,117)
Inventories	300,042	-		300,042
Other receivables and other current assets	275,108	-		275,108
Prepaid expenses and deposits	(23,274)	-		(23,274)
Operating lease receivable - related party	104,540	-		104,540
Accounts payable	(386,154)	-		(386,154)
Accounts payable - related party	57,673	-		57,673
Contract liabilities	(702,924)	-		(702,924)
Accrued expenses and other payables	(226,528)	-		(226,528)
Operating lease liabilities	-	-		-
Operating lease liabilities - related parties	(155,005)	-		(155,005)
Taxes payable	169,447	80,595	a	250,042
Net cash provided by operating activities	3,638,067	-		3,638,067

Cash flows from investing activities:
Purchases of property, plant and equipment	(145,699)	-		(145,699)
Deposit for long-term investment	(222,916)	-		(222,916)
Purchase of intangible assets	-	-		-
Loans to related parties	(1,655,820)	-		(1,655,820)
Repayments from related parties	1,920,315	-		1,920,315
Net cash used in investing activities	(104,120)	-		(104,120)

Cash flows from financing activities:
Borrowings from related parties	250,166	-		250,166
Repayments to related parties	(1,956,190)	-		(1,956,190)
Repayments from loans receivable - related parties	3,812,241	-		3,812,241
Proceeds from bank loan	762,372	-		762,372
Repayments to bank loan	(1,264,754)	-		(1,264,754)
Proceeds from third party loan	-	-		-
Repayments to third party loan	(195,317)	-		(195,317)
Repayments to related party loans	(435,193)	-		(435,193)
Repayments of finance lease liabilities	(36,097)	-		(36,097)
Distribute dividends to shareholders	(1,654,389)	-		(1,654,389)
Deferred IPO costs	(680,125)	-		(680,125)
Net cash used in financing activities	(1,397,286)	-		(1,397,286)

Effect of exchange rate change on cash	(342,913)	-		(342,913)

Net change in cash	1,793,748	-		1,793,748

Cash - beginning of the year	11,336,548	-		11,336,548

Cash - end of the year	$13,130,296	$-		$13,130,296

Supplemental disclosure of cash flow information:
Interest paid	$155,054	$-		$155,054
Income tax paid	$390,936	$-		$390,936

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$-	$-		$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$119,662	$-		$119,662
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$-	$-		$-
Dividends declared to offset with loans receivable - related parties upon execution of offset agreement	$951,209	$-		$951,209

	For the year ended December 31,
	2021
	As previously reported	Adjustments	Reference	As restated
Cash flows from operating activities:
Net income	$4,108,445	$188,122	a, b	$4,296,567
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	207,760	-		207,760
Amortization expense	15,706	-		15,706
Provision for credit losses	128,554	-		128,554
Impairment of inventories	95,136	-		95,136
Deferred tax benefits	(31,896)	-		(31,896)
Amortization of operating lease right-of-use assets	119,242	-		119,242
Amortization of finance lease right-of-use assets	210,303	(191,390)	b	18,913
Loss from disposal of property and equipment	-	-		-
Changes in operating assets and liabilities
Accounts and notes receivable	(867,626)	-		(867,626)
Accounts receivable - related parties	(134,833)	-		(134,833)
Prepayments	4,628	-		4,628
Prepayments - related parties	(44,822)	-		(44,822)
Inventories	(513,851)	-		(513,851)
Other receivables and other current assets	(250,722)	-		(250,722)
Prepaid expenses and deposits	-	-		-
Operating lease receivable - related party	(27,262)	-		(27,262)
Accounts payable	554,798	-		554,798
Accounts payable - related party	(149,969)	-		(149,969)
Contract liabilities	1,608,032	-		1,608,032
Accrued expenses and other payables	518,108	-		518,108
Operating lease liabilities	-	-		-
Operating lease liabilities - related parties	(95,283)	-		(95,283)
Taxes payable	531,878	3,268	a	535,146
Net cash provided by operating activities	5,986,326	-		5,986,326

Cash flows from investing activities:
Purchases of property, plant and equipment	(206,345)	-		(206,345)
Deposit for long-term investment	-	-		-
Purchase of intangible assets	-	-		-
Loans to related parties	(1,146,420)	-		(1,146,420)
Repayments from related parties	339,170	-		339,170
Net cash used in investing activities	(1,013,595)	-		(1,013,595)

Cash flows from financing activities:
Borrowings from related parties	129,697	-		129,697
Repayments to related parties	(397,350)	-		(397,350)
Repayments from loans receivable - related parties	-	-		-
Proceeds from bank loan	601,476	-		601,476
Repayments to bank loan	(500,430)	-		(500,430)
Proceeds from third party loan	427,854	-		427,854
Repayments to third party loan	-	-		-
Repayments to related party loans	-	-		-
Repayments of finance lease liabilities	(274,668)	-		(274,668)
Distribute dividends to shareholders	-	-		-
Deferred IPO costs	-	-		-
Net cash used in financing activities	(13,421)	-		(13,421)

Effect of exchange rate change on cash	280,880	-		280,880

Net change in cash	5,240,190	-		5,240,190

Cash - beginning of the year	6,096,358	-		6,096,358

Cash - end of the year	$11,336,548	$-		$11,336,548

Supplemental disclosure of cash flow information:
Interest paid	$193,387	$-		$193,387
Income tax paid	$268,077	$-		$268,077

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$312,322	$-		$312,322
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$-		$-
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$2,362,044	$-		$2,362,044
Dividends declared to offset with loans receivable - related parties upon execution of offset agreement	$-	$-		$-

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 1
9
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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

PARENT COMPANY BALANCE SHEETS

	As of December 31, 2023	As of December 31, 2022
	As Restated	As Restated
ASSETS
OTHER ASSETS
Investment in subsidiary	$15,828,953	$14,858,115

Total assets	15,828,953	14,858,115

LIABILITIES AND SHAREHOLDERS’ EQUITY

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 10,440,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,044	1,044
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,560,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	456	456
Additional paid-in capital	332,574	332,574
Retained earnings	15,530,562	14,682,363
Statutory reserves	248,761	240,424
Accumulated other comprehensive loss	(284,444)	(398,746)
Total shareholders’ equity	15,828,953	14,858,115

Total liabilities and shareholders’ equity	$15,828,953	$14,858,115

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2023	2022	2021
	As Restated	As Restated	As Restated
OTHER INCOME (EXPENSE)
Equity income of subsidiaries	$856,536	$2,851,467	$4,297,846
Total other income, net	856,536	2,851,467	4,297,846

NET INCOME	856,536	2,851,467	4,297,846
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	114,302	(430,893)	172,496
COMPREHENSIVE INCOME	$970,838	$2,420,574	$4,470,342

TUNGRAY TECHNOLOGIES INC

AND SUBSIDIARIES
N
OTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
	As Restated	As Restated	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$856,536	$2,851,467	$4,297,846
Adjustments to reconcile net income to net cash used in operating activities:
Equity income of subsidiaries	(856,536)	(2,851,467)	(4,297,846)
Net cash used in operating activities	-	-	-

CHANGES IN CASH	-	-	-

CASH, beginning of year	-	-	-

CASH, end of year	$-	$-	$-

