Form 20-F
period 2024-12-31
Tungray Technologies Inc
filed 2025-05-14
CIK 1943444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Tel: +65 6636 9820

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

As of December 31, 2024, the issuer had 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares.

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

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act.

●	“M&A Rules” refers to the Regulations on the Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China.

●	“MOFCOM” refers to the Ministry of Commerce of China.

●	“PCAOB” refers to the Public Company Accounting Oversight Board.

●	“PRC Subsidiaries” refers to Tongsheng Development, Qingdao Tungray Intelligent, Tongri Electric, Tungray Industrial, Tongsheng Intelligent and Xi’an Tongri.

●	“Qingdao Tungray Intelligent” refer to Qingdao Tungray Intelligent Technology Co., Ltd., a PRC company.

●	“RMB” or “Chinese Yuan” refers to the legal currency of China.

iii

●	“SAFE” refers to the State Administration of Foreign Exchange in China.

●

“SAFE Circular 37” refers to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles.

●	“SAT” refers to the PRC State Administration of Taxation.

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China.

●	“Tungray Intelligent” refers to Tungray Intelligent Technology Ltd., a British Virgin Islands company.

●	“Tungray Motion” refers to Tungray Motion Ltd., a British Virgin Islands company.

●	“Tungray Electronics” refers to Tungray Electronics Ltd., a British Virgin Islands company.

●	“Tungray Technology” refer to TUNGRAY TECHNOLOGY PTE. LTD., a Singapore company.

●	“Tung Resource” refer to TUNG RESOURCE PTE LTD, a Singapore company.

●	“Tungray Singapore” refer to TUNGRAY SINGAPORE PTE. LTD., a Singapore company.

●	“Tongsheng Development” refer to Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd., a PRC company.

●	“Tongri Electric” refer to Qingdao Tongri Electric Machines Co., Ltd., a PRC company.

●	“Tungray Industrial” refer to Tungray Industrial Automation (Shenzhen) Co., Ltd., a PRC company.

●	“Tongsheng Intelligent” refer to Tongsheng Intelligent Equipment (Shenzhen) Co., Ltd., a PRC company.

●	“Shengrui Enterprise” refer to Shenzhen Shengrui Enterprise Management Centre (Limited Partnership), a PRC company.

●	“Xi’an Tongri” refer to Xi’an Tongri Intelligent Industrial Technology Co., Ltd., a PRC company.

●	“Singapore Subsidiaries” refer to Tungray Technology, Tung Resource and Tungray Singapore.

●	“U.S. GAAP” refer to generally accepted accounting principles in the United States.

●	“VAT” refers to value added taxes.

●	“Website” or “websites” refer to our website at www.tungray.tech.

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China.

●	All references to “S Dollar,” “S$” are to Singapore dollars, the lawful currency of the Republic of Singapore.

iv

●	All references to “USD,” “US$” and “U.S. dollars” are to the legal currency of the United States, which is Tungray’s reporting currency.

Our reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in S Dollar and RMB. This Annual Report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of S Dollar are calculated at the rate of US$1.00=S Dollar 1.3363 as of the year ended December 31, 2024 and US$1.00=S Dollar 1.3662 for the year ended December 31, 2024 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. All translations of RMB are calculated at the rate of US$1.00=RMB 7.1957 as of the year ended December 31, 2024 and US$1.00=RMB 7.2993 for the year ended December 31, 2024 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. All translations of S Dollar are calculated at the rate of US$1.00=S Dollar 1.3193 as of the year ended December 31, 2023 and US$1.00=S Dollar 1.3428 for the year ended December 31, 2023 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023. All translations of RMB are calculated at the rate of US$1.00=RMB 7.0999 as of the year ended December 31, 2023 and US$1.00=RMB 7.0809 for the year ended December 31, 2023 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023. No representation is made that the S Dollar or RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate. Six of our operating entities’ functional currency are RMB, and two of our operating entities’ functional currency are S Dollar. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among, USD, S Dollar and RMB and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

v

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

Risks Related to Our Business and Industry. See “Item 3. Key Information— Risk Factors — Risks Related to Our Business and Industry” starting on page 4 of this Annual Report.

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

Risks Related to Our Corporate Structure. See “Item 3. Key Information— Risk Factors — Risks Related to Our Corporate Structure” starting on page 15 of this Annual Report.

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

Risks Related to Doing Business in Singapore. See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in Singapore” starting on page 19 of this Annual Report.

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

Risks Related to Doing Business in China. See “Item 3. Key Information— Risk Factors — Risks Related to Doing Business in China” starting on page 22 of this Annual Report.

A substantial portion of our operations are in China, so we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•

Because approximately 46% of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on us and the PRC government may exercise significant oversight over the conduct of our business, and may intervene in, influence or exert control over our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

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

Risks Related to Our Class A Ordinary Shares. See “Item 3. Key Information— Risk Factors — Risks Related to Our Class A Ordinary Shares” starting on page 31 of this Annual Report.

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

During fiscal year ended December 31, 2024, approximately 54% and 46% of our revenue was derived from our operations in Singapore and mainland China, respectively. During fiscal year ended December 31, 2023, approximately 63% and 37% of our revenue was derived from our operations in Singapore and mainland China, respectively. Any adverse circumstances affecting the Singapore and the PRC markets, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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

The lasting impact of the COVID-19 pandemic might adversely affect and continue to pose risks to our business, results of operations, financial condition and cash flows, and other epidemics or outbreaks of infectious diseases may have a similar impact.

In March 2020, the World Health Organization categorized COVID-19 as a pandemic. The spread of the outbreak has caused significant disruptions in global economies, including the U.S., Singapore and the PRC. We are subject to risks and uncertainties as a result of the COVID-19 pandemic. The spread of COVID-19 did not have any material impact on the Company’s business during the year ended December 31, 2022. However, during the year ended December 31, 2023 and 2024, as the COVID-19 pandemic ended, people’s work mode has changed from work from home during the pandemic to mostly work at office, thus reducing the demand for office equipment such as printers, which had an impact on our business. Furthermore, office printing demand did not fully recover, as hybrid work models persisted and companies digitized further. This continued to suppress traditional printer demand, which affects related supply chains — such as our engineer-to-order (“ETO”) equipment tailored to office equipment original equipment manufacturer (“OEMs”).

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

The domestic markets in both Singapore and mainland China for customized industrial manufacturing solutions of OEMs and related products are highly competitive. Our current or potential competitors include major ETO industrial manufactures in Singapore (such as Sigma Design & Engineering Pte Ltd), PRC (such as Xiamen Inker Induction Co., Ltd. and Xinchang Kechuang Automation Equipment Co., Ltd.) and other parts in the world. Some of our competitors may have greater brand recognition, larger group of customers or vendors, longer operating histories as well as marketing resources than we do. Customers may weigh their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares.

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

Our top one customer, HP Inc. (“HP”) accounted for 66.6% of revenues for the fiscal year ended December 31, 2024, and the amount due from this customer included in accounts receivable represented 4.0% total accounts receivable as of December 31, 2024. Our top two customers, HP and Chengdu Innorev Industrial Co., Ltd. (“Chengdu Innorev”), accounted for 64.2% and 6.0% of revenues for the fiscal year ended December 31, 2023, respectively, and the amount due from these customers included in accounts receivable represented 20.4% and 8.6% of total accounts receivable as of December 31, 2023, respectively. Consistent with the industry practice, we have not entered into written agreements with our major customers. We have been providing services and products to such major customers based on purchase orders received from them from time to time, which mainly specify the product for purchase, quantity, unit price, and delivery date.

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

We sell our products to customers in several industries that experience rapid technological changes, new product introductions and evolving industry standards. Without the timely introduction of new products and enhancements, our products and services will likely become technologically obsolete over time and we may lose a significant number of our customers. Our product development efforts may be affected by a number of factors, including our ability to anticipate customer needs, allocate our research and development (“R&D”) funding, innovate and develop new products, differentiate our offerings and commercialize new technologies, secure intellectual property protection for our products and manufacture products in a cost-effective manner. We would be harmed if we did not meet customer requirements and expectations. Our inability, for technological or other reasons, to successfully develop and introduce new and innovative products could result in a loss of customers and lower revenues.

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

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Singapore Subsidiaries have registered two trademarks with the Intellectual Property Office of Singapore. The registered trademark numbers of such trademarks are 40202251826G and 40202304415V respectively. Our PRC Subsidiaries own 57 patents and 6 computer software copyrights, which have been registered with the State Intellectual Property Office and National Copyright Administration. This intellectual property has allowed our products to earn market share in the industry.

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

Six of our operating entities’ functional currency are RMB, and two of our operating entities’ functional currency are S dollar. As a result, fluctuations in the exchange rate among the U.S. dollar, S dollar and RMB will affect the relative purchasing power, in S dollar or RMB terms, of our U.S. dollar assets. Gains and losses from the re-measurement of assets and liabilities receivable or payable in S dollar or RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations.

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

It is difficult to predict how market force or the Singapore, PRC or U.S. government policy may impact the exchange rate among the U.S. dollar, S dollar and RMB in the future. Any significant appreciation or depreciation of the S dollar or RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars.

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

Currently, our directors and officers collectively own an aggregate of 94.68% of the total voting power of our issued and outstanding ordinary shares. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Class A Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares.

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

We conduct approximately 54% of our operations in Singapore and approximately 46% of our operations in China, and the majority of our assets are located in Singapore. In addition, other than our independent directors, Kevin Dean Vassily, David Ping Li and Weston Twigg, all of our directors and officers are nationals or residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside the United States. Three of our current officers, Wee Thuang Lee, Lei Yao, Jingan Tang, are Singapore citizens and reside within Singapore; one of our officers, Wanjun Yao, is a PRC national and resides within mainland China, and one remaining officer, Nina Qian, is a PRC national and resides within Singapore. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons located outside of the United States.

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

Other than the dividend declaration of S$2,500,000 (approximately $1.8 million) and S$3,500,000 (approximately $2.6 million) by Tungray Singapore and Tung Resource, two subsidiaries of the Company, respectively in November 2022, which were fully paid during the years ended December 31, 2024, 2023 and 2022, as of the date of this Annual Report, there has been no cash flows, including dividends, transfers and distributions, between Tungray and its subsidiaries. Cash proceeds from overseas financing activities may be transferred by Tungray to our British Virgin Islands (“BVI”) subsidiaries, and then to their respective Singapore Subsidiaries, then transferred to their respective PRC Subsidiaries, via capital contribution or shareholder loans, as the case may be.

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

To the extent the funds or assets in the business are in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to Tungray. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by the State Administration of Foreign Exchange in China (the “SAFE”) on February 13, 2015 and most recently amended on December 30, 2019, or SAFE Notice 13, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but is subject to certain foreign exchange regulations for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE, or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission (the “NDRC”), the Ministry of Commerce of China (the “MOFCOM”) and the SAFE.

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

The spread of COVID-19 did not have any material impact on our business during the year ended December 31, 2022. However, during the fiscal year ended December 31, 2023 and 2024, with the end of the COVID-19 pandemic, people’s work mode has changed from work from home during the pandemic to work at office, thus reducing the demand for office equipment such as printers, which also had an impact on our business. During the post-pandemic era, economic slowdowns and/or negative business sentiment could potentially have an adverse impact on our business and operations.

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

•

health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for our products. For example, if the factories in certain Southeast Asia regions do not operate, no orders will be received from them to upgrade or implement any automation solutions, which could affect our revenue; and

•

political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business. Over the past few years, Southeast Asia faced challenges for businesses, including trade tariffs, stringent regulations, labor law changes, political instability, currency volatility, infrastructure deficiencies, and stricter environmental regulations. Navigating these obstacles required adaptability and strategic planning amidst a complex regulatory landscape.

Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

RISKS RELATED TO DOING BUSINESS IN CHINA

Because approximately 46% of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on us and the PRC government may exercise significant oversight over the conduct of our business, and may intervene in, influence or exert control over our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

If the filing procedures with the CSRC under the Trial Measures are required for any future offerings or any other capital raising activities, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all, and our future offerings will be contingent upon the completion of filing procedures. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities in any future offerings or any other capital raising activities, and the securities being offered to substantially decline in value and become worthless.

The approval of and the filing with Cyberspace Administration of China or other PRC government authorities may be required in connection with our future offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”) promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

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

On September 24, 2024, the Regulation on Network Data Security Management was promulgated by the State Council, and became effective on January 1, 2025. The Regulation on Network Data Security Management restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

Our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry and we do not believe we are among the “operator of critical information infrastructure”, “online platform operators” or “data handler” as mentioned above. However, since the Measures for Cybersecurity Review (2021) and the Regulation on Network Data Security Management were newly adopted, it is unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities and to what extent they will affect our operations. Thus, we could not assure you that we will not be deemed as the “operator of critical information infrastructure”, “online platform operators” or “data handler” as mentioned above.

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

We are an offshore holding company conducting a substantial portion of our operations in China through our subsidiaries established in mainland China. We may be unable to use the proceeds of our recent initial public offering to grow our business until our PRC Subsidiaries receive such proceeds in the PRC. We may make loans to our PRC Subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in mainland China. Any foreign loans procured by our PRC Subsidiaries is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC Subsidiaries may not procure loans which exceed the difference between its respective total project investment amount and registered capital or two times (which may be varied due to the change of PRC’s national macro-control policy) of the net worth of our PRC Subsidiaries. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Subsidiaries are subject to the registration with the State Administration for Market Regulation (the “SAMR”) in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by SAFE.

In addition, a foreign invested enterprise (“FIE”) shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

In May 2013, the Public Company Accounting Oversight Board (the “PCAOB”) announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

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

Marcum Asia CPAs LLP is not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Marcum Asia CPAs LLP to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China are subject to the applicable laws and regulations in the PRC. We receive approximately 46% of our revenues in Renminbi. Under our current corporate structure, we may to a significant extent rely on dividend payments from our PRC Subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. The PRC government may at its discretion set restrictions to exchange foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

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

Furthermore, as the interpretation and implementation of these regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our future acquisition strategy and could adversely affect our business and prospects.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. There are legal and other restrictions in China to providing information needed for regulatory investigations or litigation initiated outside China. For example, according to

Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The authorities in China are seeking to establish regulatory cooperation mechanisms with the securities regulatory authorities of other countries or regions to implement cross-border supervision and administration.

In addition, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies which were issued in 2009, or the Archives Rules. The Archives Rules allow overseas regulators and competent overseas authorities to request inspections, investigations, or evidence collection from domestic companies about their overseas offerings and listings, or from the domestic securities companies and securities service providers involved in these processes. This will be done through cross-border regulatory cooperation, with the CSRC or other relevant PRC authorities providing necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent PRC authorities before they can cooperate with any inspections or investigations by overseas regulators, or provide any requested documents and materials.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC EIT Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” for PRC income tax purposes and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules to the PRC EIT Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in mainland China. Although SAT Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, minutes of board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe the Company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that our Company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

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

The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Class A Ordinary Shares.

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

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 11,793,485 Class A Ordinary Shares have been issued and outstanding, which include the 1,353,485 free trading Class A Ordinary Shares sold in our initial public offering. Other than the free trading shares, the remaining shares are “restricted securities” as defined in Rule 144, which may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

We incur increased costs as a result of being a public company.

As a new public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more;

•	the last day of the fiscal year following the fifth anniversary of our initial public offering, which is April 18, 2029;

•	the date on which we have, during the previous 3-year period, issued more than US$1 billion in non-convertible debt; or

•	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

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

While we intend to manage our business so as to avoid passive foreign investment company (“PFIC”) status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. The application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the current year or any other future year until after the close of that year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

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

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market since we are listed on Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this Annual Report, we and our independent registered public accounting firm identified four material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; (iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls; and (iv) lack of accounting staff and resources with appropriate knowledge of the applicable income tax compliance requirements.

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

The recent restatement of our financial statements has consumed a significant amount of our time and resources and may subject us to additional risks and uncertainties, including loss of investor confidence, negative impacts on our stock price, and the increased possibility of litigation and regulatory inquiries.

On December 30, 2024, our board of directors, upon recommendation of the audit committee and following discussions with management, determined that the Company’s financial statements for the years ended December 31, 2023, 2022 and 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 26, 2024 (the “20-F”), should no longer be relied upon. Similarly, related reports, press releases, earnings releases, and investor communications describing the Company’s financial statements for these periods should no longer be relied upon. The restatement of the Company’s financial statements for the years ended December 31, 2023, 2022 and 2021 was included in an amendment to the 20-F (the “Restatement 20-F”), filed with the SEC on December 31, 2024.

The Company’s review and subsequent restatement process involved substantial attention from management and significant accounting and audit costs. Furthermore, the restatement may result in a loss of investor confidence in the accuracy of our financial disclosures and cause reputational risks for our business.  In addition, the restatement could subject us to additional risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. If any of such litigation or regulatory inquiries arises, it could result in substantial costs and consumption of a significant amount of our resources regardless of their outcome. If we do not prevail in any such proceeding, we could be required to pay substantial damages, settlement costs or fines as applicable. Each of these occurrences could have an adverse effect on our business, results of operations, financial condition and stock price.

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

Mr. Wanjun Yao, our chairman of board of directors and chief executive officer, beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 27.88% of our total issued and outstanding share capital and 88.55% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

•

On January 9, 2024 and March 6, 2024, Tungray Singapore, our wholly-owned subsidiary, acquired 20% and 13% of the equity interests, respectively, in Xi’an Tongri Intelligent Industrial Technology Co., Ltd. (“Xi’an Tongri”), a wholly foreign owned enterprise established under the laws of the PRC on June 25, 2023, from Weilai (Singapore) Pte. Ltd. (“Weilai”), an entity owned by the wife of Wanjun Yao, our Chairman and Chief Executive Officer. While the consideration for the 33% of the equity interests in Xi’an Tongri was $nil according to the transfer agreement between Tungray Singapore and Weilai, Tungray Singapore agreed to pay Xi’an Tongri a capital contribution of $3.3 million, which is 33% of the total registered capital of Xi’an Tongri. During the year ended December 31, 2024, the Company made $2.1 million capital contribution to Xi’an Tongri, which represented 99.98% of the total paid-in capital of Tongri. Due to the majority of the actual ownership in such entity, Xi’an Tongri is treated as a consolidated subsidiary. As of the date of this Annual Report, Xi’an Tongri has not started substantive business operations.

On June 1, 2022, the Company had 1 ordinary share issued and outstanding, which was re-classified and re-designated into 1 Class A Ordinary Share on September 29, 2022. On September 29, 2022, the Company issued a total of 10,439,999 Class A Ordinary Shares to eleven shareholders and 4,560,000 Class B Ordinary Shares to one shareholder. Following the abovementioned reorganization transactions and issuance of shares, the Company had a total of 11 shareholders owning an aggregate of 10,440,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares, and was under common control of prior shareholders of its operating companies before the reorganization.

On April 18, 2024, the Company completed its initial public offering of 1,250,000 Class A Ordinary Shares (the “IPO”). The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $5.0 million, before deducting underwriting discounts and other related expenses payable by the Company. The Company issued to the lead underwriter in the IPO warrants to purchase 62,500 Class A Ordinary Shares at an exercise price of $4.8 per share, with the option of being exercised on a cashless basis. Our Class A Ordinary Shares began trading on the Nasdaq Capital Market on April 18, 2024 under the ticker symbol “TRSG”. On April 30, 2024, the lead underwriter partially exercised the over-allotment option to purchase an additional 103,485 Class A ordinary shares, resulting in additional gross proceeds of $413,940, before deducting underwriting discounts and offering expenses. Consequently, the total gross proceeds from the IPO, including the partial over-allotment exercise, amounted to approximately $5.41 million before deducting underwriting discounts and offering expenses. The Company issued an additional warrants to purchase 5,174 Class A Ordinary Shares with the same terms. As of the date of this Annual Report, the Company has a total of 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares issued and outstanding.

Our Corporate Structure

The following diagram summarize our corporate legal structure* and identify our consolidated subsidiaries that are wholly-owned or majority-owned by us as of the date of this Annual Report.

*While Tungray Singapore acquired 33% of equity interests in Xi’an Tongri, its actual capital contribution represented 99.98% of the total paid-in capital of Xi’an Tongri.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

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

However, there remains uncertainty as to how the M&A Rules will be interpreted or implemented by the relevant PRC authorities, and there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, and would likely cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our recent initial public offering from the CSRC, the CAC or other PRC governmental authorities. Notwithstanding the foregoing, on February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, including those indirect overseas offering and listing which meet certain conditions, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing. Without relying on any opinions of counsel, we do not believe that we are required to obtain the approval of our IPO from the CSRC based on the facts that (1) we do not meet the explicit conditions set out in the Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; and (2) the majority of our operations are not in the mainland China. However, as the Trial Measures were newly published, there are substantial uncertainties as to the implementation and interpretation and the CSRC may take a view that is contrary to our understanding of the Trial Measures because the Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. To reduce such uncertainties under the Trial Measures for our listing on Nasdaq Capital Market, we voluntarily submitted our filling application documents of our initial public offering to the CSRC on July 26, 2023, and the CSRC published the notification on our completion of the required filing procedures on November 14, 2023 for our initial public offering. However, if the filing procedures with the CSRC under the Trial Measures are required for any future offerings or any other capital raising activities, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all, and our future offerings will be contingent upon the completion of filing procedures. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities in any future offerings or any other capital raising activities. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China.”

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

Tungray is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through our Singapore Subsidiaries and PRC Subsidiaries. We are permitted under Singapore laws and regulations to provide funding to Singapore Subsidiaries through debt or equity contributions, and provided any applicable government registration and approval requirements have been satisfied. We are permitted under PRC laws and regulations to provide funding to PRC Subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC Subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China — The transfer of funds or assets between Tungray and its subsidiaries is subject to restrictions.”

Neither Tungray or its subsidiaries has cash management policies dictating how funds are transferred, and each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.

In November 2022, the Company’s subsidiaries, Tungray Singapore and Tung Resource, declared dividends in the amounts of S$2,500,000 (approximately $1.8 million) and S$3,500,000 (approximately $2.6 million), respectively, which were fully paid during the years ended December 31, 2024, 2023 and 2022. Other than the aforementioned dividend declaration and payments by two subsidiaries of the Company, as of the date of this Annual Report, there were no cash flows including all dividends, transfer and distribution between Tungray and its subsidiaries; and there has been no dividend or distributions made between U.S. investors, other investors and any of the Company’s entities. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China — The transfer of funds or assets between Tungray and its subsidiaries is subject to restrictions.”

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

Our subsidiaries in Singapore and mainland China generally plan to generate and retain cash generated from operating activities and re-invest it in our business. Other than the dividend declaration of S$2,500,000 (approximately $1.8 million) and S$3,500,000 (approximately $2.6 million) by Tungray Singapore and Tung Resource, two subsidiaries of the Company, respectively in November 2022, which are full paid during the years ended December 31, 2024, 2023 and 2022, as of the date of this Annual Report, none of our Singapore and PRC Subsidiaries have paid any dividends to their respective parent companies. Based on our understanding of the BVI laws and regulations, as at the date of this Annual Report, there is no restriction on the transfer of capital within, into and out of BVI. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Mr. Wanjun Yao, our Chairman and Chief Executive Officer, beneficially owns 3,660,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares through three entities controlled by him, and is able to exercise approximately 92.10% of the total voting power of our issued and outstanding share capital. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Yao holds more than 50% of the voting power for the election of directors.

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

In addition, as a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. For a detailed description of the risks associated with our dual-class structure, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our

Class A Ordinary Shares — Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial” on page 37 of this Annual Report, and “Item 3. Key Information - D. Risk Factors - Risks Related to Our Class A Ordinary Shares — Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.” on page 37 of this Annual Report.

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the PRC Company Law, which was amended and promulgated by the Standing Committee of the SCNPC on December 29, 2023 and came into effect on July 1, 2024. FIEs must also comply with the PRC Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this Annual Report, 100% of the equity interests of each of Tungray Industrial, Tongri Electric and Tongsheng Development are entirely and directly held by our company through our Singapore Subsidiaries, Tungray Singapore, Tungray Resource and Tungray Technology, respectively. Although Tongsheng Intelligent and Qingdao Tungray Intelligent are not directly held by foreign investors, Tungray Singapore and Tungray Technology indirectly hold all or part of the equity interests of them. Therefore, each of Tungray Industrial, Tongsheng Intelligent, Tongri Electric, Tongsheng Development and Qingdao Tungray Intelligent should be regarded as a foreign-invested enterprise and comply with both the PRC Company Law and other applicable foreign investment laws.

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

Corporate Information

Our principal executive offices are located at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933. Our telephone number at this address is +65 6636 9820. Our registered office in the Cayman Islands is currently located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

B. Business Overview

Overview

Our Company

We are an engineer-to-order (“ETO”) company that provides customized industrial manufacturing solutions to Original Equipment Manufacturers (“OEMs”) in the semiconductors, printers, electronics, and home appliances sectors. As an ETO company, we take pride in our ability to design and build solutions that fulfil our customers’ unique specifications.

Our capabilities in this field are the result of more than a decade of experience in completing various ETO projects. We mainly generate revenues through customized industrial manufacturing solutions, direct drive and linear direct current (“DC”) motors and induction welding equipment manufacturing. During the year ended December 31, 2024, 80%, 5%, and 15% of our revenues were generated from these three business lines, respectively. During the year ended December 31, 2023, 82%, 6%, and 12% of our revenues were generated from these three business lines, respectively.

Singapore is the main development and manufacturing location while we also have manufacturing bases in China, namely Qingdao and Shenzhen. During the year ended December 31, 2024, 54% and 46%, during the year ended December 31, 2023, 62.9% and 37.1% of our revenues were generated from Singapore and China, respectively.

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

As of the date of this Annual Report, we have a direct sales and marketing team of 13 personnel. Our sales team provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way. They also coordinate with our suppliers to ensure the timely delivery of any required components.

The compensation package for our sales team generally includes fixed base salaries. Sales employees of Qingdao Tungray Intelligent also receive commissions based on the revenues or collection they achieve. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Research and Development (“R&D”)

We invest in R&D efforts that advance our technology with the goal to expand new products and improve upon our existing product offerings. Our R&D expenses totalled approximately $1.1 million and $0.8 million, for the years ended December 31, 2024 and 2023, respectively. R&D expenses mainly consist of applicable personnel, design, sample manufacturing and materials expenses. As of the date of this Annual Report, we have a total of 57 employees in the R&D department. In the future, we expect R&D expenses to increase as we continue to develop new products, and enhance existing products and technologies.

As part of our long-term growth strategy, we have expanded our R&D capabilities to strengthen our technological competitiveness and sustain our market leadership. Given the rapidly evolving industry landscape and increasing demand for innovative solutions, we have made strategic investments to enhance our engineering expertise, product development processes, and technological advancements.

Our expanded R&D efforts focus on:

•Enhancing Product Performance & Innovation: We are dedicating resources to developing next-generation technologies that improve efficiency, reliability, and overall performance of our solutions.

•Strengthening Competitive Differentiation: By advancing our proprietary technologies and intellectual property portfolio, we aim to distinguish our offerings from competitors and reinforce our value proposition to customers.

•Supporting Market Expansion: Investing in R&D allows us to adapt to emerging industry trends, comply with evolving regulatory standards, and meet the growing demands of both existing and new markets.

•Increasing Operational Efficiency: Through innovation-driven R&D, we are optimizing production processes and reducing costs while maintaining high-quality standards.

We believe these initiatives will not only enhance our competitive positioning but also drive long-term value creation for our shareholders. While these investments may result in short-term increases in operating expenses, we anticipate they will contribute to sustainable revenue growth and profitability over time.

We remain committed to leveraging cutting-edge research, fostering strategic collaborations, and maintaining a strong pipeline of technological advancements to capitalize on future market opportunities.

By continuously upgrading and improving products and technologies that are tailored to our customers’ requirements, we have further strengthened our customer’s loyalty.

As of the date of the Annual Report, we have 63 registered patents, all registered within the jurisdiction of the PRC. Below is a list of key patents for our induction welding and motor product lines:

Induction Welding Equipment

No.	Registration Number	Patent Title	Applicant	Country of Registration	Registration Date	Publication Date	Expiry Date
1	CN201510742699.3	High Frequency Induction Soldering Machine			November 5, 2015	October 3, 2017	Nov 4, 2035
2	CN201210456541.6	High Frequency Induction Soldering Tip			November 14, 2012	March 30, 2016	Nov 13, 2032
3	CN2022211760713	Circuit for Testing of High Voltage Direct Current Signals	Tongri Electric and Qingdao Tungray	China	May 11, 2022	December 27, 2022	May 10, 2032

4	CN201510176398.9	Al-Al Tube Induction Welding Tip	Intelligent	April 15, 2015	March 1, 2017	April 14, 2035
5	CN201210485842.1	Automatic Temperature Measuring and Solder Feeding High Frequency Welding Machine		November 26, 2012	May 20, 2015	Nov 25, 2032

6	CN201520874506.5	High Frequency Induction Welding Machine with Built-In Cooling Equipment	Tongri Electric	November 5, 2015	May 25, 2016	Nov 4, 2025
7	CN202022597465.3	Linear Table Type Automatic Welding Equipment		November 11, 2020	July 6, 2021	November 10, 2030
8	2019SR0205465	Automatic Localization Software for Induction Welding Machines	Qingdao Tungray Intelligent.	January 10, 2019	March 4, 2019	January 9, 2069
9	2019SR0208252	Intelligent Robotic Induction Welding Control Software		January 10, 2019	March 4, 2019	January 9, 2069
10	2021SR1375083	Management System for Continuous Project Tracking and Management		July 31, 2021	September 14, 2021	July 30, 2071
11	CN201210457568.7	High Frequency Induction Soldering Tip	Tongri Electric	November 15, 2012	January 6, 2016	November 14, 2032
12	CN201610082264.5	Method to Install Induction Welding Protection Helmet		February 5, 2016	June 5, 2018	February 4, 2036
13	CN201210457848.8	High Frequency Induction Soldering Tip		November 15, 2012	March 30, 2016	November 14, 2032
14	CN201610082264.5	Method to Install Induction Welding Protection Helmet		February 5, 2016	June 5, 2018	February 4, 2036

15	CN202021480086.X	Al and Cu Capable Welding Tip	Qingdao Tungray Intelligent.	July 24, 2020	May 11, 2021	July 23, 2030
16	CN201521132604.8	Ventilation Device for High Frequency Induction Welding		December 30, 2015	August 3, 2016	December 29, 2025
17	CN201620139005.7	Automatic Induction Welding System for Refrigeration Tubes		February 24, 2016	September 7, 2016	February 23, 2026
18	CN201520877066.9	Bonding Tool for Induction Welding		November 5, 2015	March 30, 2016	November 4, 2025
19	CN201520874510.1	Induction Welding Tip with High Silver Content	Tongri Electric	November 5, 2015	August 3, 2016	November 4, 2025
20	CN201520874494.6	New Type of Induction Welding Tool		November 5, 2015	March 30, 2016	November 4, 2025
21	CN201520874495.0	Connector for Welding Induction Equipment		November 5, 2015	March 30, 2016	November 4, 2025
22	CN201620117065.9	Protection Sheath for Induction Welding Tip		February 5, 2016	September 21, 2016	February 4, 2026
23	CN201521133011.3	Automatic Feeder for Handheld Induction Welding Tool		December 30, 2015	August 10, 2016	December 29, 2025
24	CN202121860534.3	Vision-Based Welding Index Table	Qingdao Tungray Intelligent	August 10, 2021	March 22, 2022	August 9, 2031
25	ZL 2023 2 3661104.0	A Constant Current Source Circuit	Tongri Electric	December 29, 2023	August 16, 2024
26	ZL 2024 2 0267768.4	A High-Frequency Induction Welding Sensor Device	Tongri Electric	February 04, 2024	September 20, 2024
27	ZL 2023 2 3356145.9	Automated Welding Equipment for Bagpipe Tubes	Tongri Electric	December 08, 2023	September 13, 2024
28	ZL 2023 2 3545151.9	A Welding Positioning Device for Four-Way Valve Bodies	Tongri Electric	December 25, 2023	August 16, 2024
29	ZL 2023 2 3261213.3	A Robotic High-Frequency Brazing System	Tongri Electric	November 30, 2023	September 17, 2024

Motors

No.	Registration Number	Patent Title	Applicant	Country of Registration	Registration Date	Publication Date	Expiry Date
1	CN201620975308.2	Interlocking Control Mechanism of Ball Bearing Mounted, Multi-threaded Drive Shaft	Qingdao Tungray Intelligent	China	August 30, 2016	February 22, 2017	August 29, 2026
2	CN202121775886.9	Assembling Device for Automatic Adjustment of Encoders			August 2, 2021	March 22, 2022	August 1, 2031
3	CN202122029194.6	Method of Assembly for Installation of Magnetic Strips			August 26, 2021	March 22, 2022	August 25, 2031
4	CN202121775663.2	Method of Winding for Asymmetric Wire Core			August 2, 2021	March 22, 2022	August 1, 2031
5	CN2022209479100	Location Adjustment Device Based on Hall Effect			April 22, 2022	December 31, 2022	April 21, 2032
6	CN202221548822X	Electric Motor Based on Double Rotating Light Curtains			June 21, 2022	November 29, 2022	June 20, 2032
7	CN2020107208858	Porous Location Tool for Liquid Dispensing			July 24, 2020	August 12, 2022	July 23, 2040
8	CN2024210656355	A Rotating Motor Rotor Magnet Assembly Device			May 16, 2024	February 7, 2024
9	CN2024203138084	An Automatic Adjustment Device for Motor Stator Assembly Position			February 20,2024	November 29, 2024

ETO Solutions

No.	Registration Number	Patent Title	Applicant	Country of Registration	Registration Date	Publication Date	Expiry Date
1.	CN218556182U	A Printer Ink Tube Adapter Insertion Device			September 22, 2022	March 3, 2023	September 21, 2032
2.	CN218533501U	An Automatic Assembly Equipment for Printer Swing Arm			October 31, 2022	February 28, 2023	October 30, 2032
3.	CN218313268U	A Printer Y-type Connector Tube Insertion Jig			September 22, 2022	January 17, 2023	September 21, 2032
4.	CN218195412U	A Printer Ink Tube Splitting and Cutting Device			September 22, 2022	January 3, 2023	September 21, 2032
5.	CN202023096603.6	Tool for Cutting Soft Tubes			December 21, 2020	September 3, 2021	December 20, 2030
6.	CN202023148567.3	Manufacturing Jig for Star-Shaped Rollers	Tungray Industrial	China	December 23, 2020	August 24, 2021	December 22, 2030
7.	CN202023148568.8	Assembly Jig for Star-Shaped Rollers			December 23, 2020	August 24, 2021	December 22, 2030
8.	CN202023046509.X	Automatic Roller Assembly Device			December 17, 2020	August 24, 2021	December 16, 2030
9.	CN202020969468.2	Automated Fabrication Device for Li Ion Battery Protection Boards			June 1, 2020	April 27, 2021	May 31, 2030
10.	CN202021313220.7	Digital, Automated Testing Device			July 7, 2020	April 20, 2021	July 6, 2030

11.	CN202021649497.7	Semi Conductor Package Testing Device	August 11, 2020	April 13, 2021	August 10, 2030
12.	2021SR0102189	Recognition Software for Printer Models, Bar Codes and Colors	September 5, 2020	January 19, 2021	September 4, 2070
13.	2021SR0102188	Control Software for Automated Printer Label Pasting	October 21, 2020	January 19, 2021	October 20, 2070
14.	2021SR0025175	Machine Vision System for Multiple Printer Testing and Analysis	June 13, 2020	January 6, 2021	June 12, 2070
15.	2021SR0025174	Machine Vision System for Single Printer Testing and Analysis	May 8, 2020	January 6, 2021	May 7, 2070
16.	CN201610490450.2	Mounting Method and Device for Metallic Star Wheels	June 28, 2016	March 30, 2018	June 27, 2036
17.	CN201510374480.2	Installation Method and Device Star Gears and Spring-Loaded Shafts	June 30, 2015	December 29, 2017	June 29, 2035
18.	CN201610489987.7	Installation Method and Device Plastic Gears	June 28, 2016	April 17, 2018	June 27, 2036
19.	CN201520459652.1	Equipment for Assembling Star Gears, Spring-Loaded Shafts and	June 30, 2015	May 11, 2016	June 29, 2025

20.	CN116022427B	An Automatic Petri Dish Unpacking Device	October 31, 2022	December 31, 2024	October 31, 2042
21.	CN116022427B	An Automatic Oil Spotting Screw Valve Device for Printers	February 29, 2024	November 22, 2024	February 28, 2034
22.	CN222042150U	An Automatic Printer Friction Pad Peeling Device	February 29, 2024	November 22, 2024	February 28, 2034
23.	CN221428209U	An Automatic USB Cable Insertion and Removal Device for Printers	November 22, 2023	July 26, 2024	November 22, 2033
24.	CN221139732U	A Tray Material Distribution and Collection Device	November 22, 2023	June 14, 2024	November 22, 2033
25.	CN220659849U	A Printer Paper Output Star Wheel Assembly Device	August 25, 2023	March 26, 2024	August 25, 2033

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

•	Strong Customer Relationship – Based on quality product and service excellence, we have built strong relationship with many of our customers.

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

Facilities

Our headquarters and executive offices are located in Singapore and consist of approximately 420 square meters (approximately 4,628 square feet) of office space and 1,200 square meters (approximately 12,917 square feet) of factory facility. We own all of our offices and factory facilities in Singapore. In addition to our headquarters in Singapore, we own about 2,300 square meters (approximately 24,757 square feet) of office and production space and lease about 11,600 square meters (approximately 124,861 square feet) of office and production space in the PRC. The office and factory space in the PRC are all in Shenzhen and Qingdao. Rent expenses amounted to $0.3 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively.

We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. The facilities in land-scarce Singapore are fully owned, this shield us from possible increment in leasing costs in the foreseeable future.

Below is a list of our facilities:

Facility	Address	Space (m2)	Own or Lease
Headquarter Office	31 Mandai Estate #02-01 Innovation Place Tower 4 Singapore 729933	423	Own
Factory (Singapore)	31 Mandai Estate #02-10 Innovation Place Tower 4 Singapore 729933	718	Own
Factory (Singapore)	39 Woodlands Close #01-07 Singapore 737856	477	Own
Office (Shenzhen)	3F, Building C, Xinhui Specialized and New Industrial Park, Tang Tou , Shi Yan, Bao An, Shen Zhen, China	1000	Lease
Factory (Shenzhen)	3F, Building C, Xinhui Specialized and New Industrial Park, Tang Tou , Shi Yan, Bao An, Shen Zhen, China	3500	Lease
Office (Shenzhen)	2F&9F, Building A, Ziyin Industrial Park, No. 39 Jiejiabao Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen.	500	Lease
Factory (Shenzhen)	4F&7F, Building 1, Ziyin Industrial Park, No. 38, Jiejia Boulevard, Shuitian Community, Shiyan Street, Bao'an District, Shenzhen.	750	Lease
Factory (Shenzhen)	1F, North Building, Ziyin Industrial Park, No. 38, Jiejiabao Road, Shuitian Community, Shiyan Street, Bao'an District, Shenzhen	300	Lease
Office (Qingdao)	69 San Cheng Road, Nan Cun County, Qingdao, PRC	406	Own
Factory (Qingdao)	69 San Cheng Road, Nan Cun County, Qingdao, PRC	1,894	Own
Office (Qingdao)	28 Bing He Bei Road, Nan Cun County, Qingdao, PRC	1,504	Lease
Factory (Qingdao)	28 Bing He Bei Road, Nan Cun County, Qingdao, PRC	4,045	Lease

Employees

As of the date of this Annual Report, we have a total of 207 full-time employees, as follows:

Function/Department	Singapore	China	Total
Management	5	14	19
Sales and Marketing	3	10	13
Research and Development	8	49	57
Production	20	85	105
Finance, Procurement and Auxiliary Support	3	10	13
Total	39	168	207

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

Employment Act 1968 of Singapore (the “Employment Act”)

The rights of all employees employed under a contract of service with our subsidiaries are governed under the Employment Act in particular, their rights to annual leave, sick leave and maternity leave, amongst others. In respect of (a) workmen who receive salaries not exceeding S$4,500 a month and (b) employees (other than workmen or persons employed in a managerial or an executive position) who receive salaries not exceeding $2,600 a month, the Employment Act governs additional aspects of their conditions of service such as hours of work, overtime and rest day, amongst others.

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

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the PRC Company Law, which was amended and promulgated by the SCNPC on December 29, 2023 and came into effect on July 1, 2024. Foreign invested enterprises must also comply with the PRC Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this prospectus, 100% of the equity interests of each of Tungray Industrial, Tongri Electric and Tongsheng Development are entirely and directly held by our company through our Singapore Subsidiaries, Tungray Singapore, Tungray Resource and Tungray Technology, respectively. Although Tongsheng Intelligent, and Qingdao Tungray Intelligent are not directly held by foreign investors, Tungray Singapore and Tungray Technology indirectly hold all or part of the equity interests of them. Therefore, each of Tungray Industrial, Tongsheng Intelligent, Tongri Electric, Tongsheng Development, and Qingdao Tungray Intelligent should be regarded as a foreign-invested enterprise and comply with both the PRC Company Law and other applicable foreign investment laws.

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

The PRC Foreign Investment Law and the FIE Implementing Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and NDRC, which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the Encouraged Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List. The current Encouraged Catalog was promulgated by MOFCOM and NDRC on July 29, 2022 and became effective on January 1, 2023 and the current Negative List is the 2024 Negative List, promulgated by MOFCOM and NDRC on September 6, 2024 and became effective on November 1, 2024, which has replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) and serves as the main basis for the management and supervision of foreign investments in PRC. Foreign investment in those industries not set out on the 2024 Negative List is generally deemed as permitted unless specifically restricted or prohibited under other PRC laws. The Negative List is subject to review and update by the PRC government from time to time.

None of our businesses conducted by our PRC Subsidiaries are on the 2024 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

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

Pursuant to the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and effective on June 1, 2015, and was partially amended on December 30, 2019 and March 23, 2023, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, promulgated on and effective June 9, 2016 and amended on December 4, 2023, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

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

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million.

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

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of the Statistical Monitoring of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or the Current Foreign Debt Mechanism.

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Notice No. 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan and the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was adjusted to 1.75 on January 13, 2025. Therefore, as of the date of this prospectus, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 350% of its net assets.. The PBOC Notice No. 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Notice No. 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Current Foreign Debt Mechanism, or (ii) the Risk-Weighted Approach. Under the PBOC Notice No. 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future, and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and PRC Foreign Investment Law, our PRC Subsidiaries, as FIEs, are required to draw 10% of its after-tax profits each year, if any, to fund a statutory reserve, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the PRC EIT Law, which became effective in January 2008 with the latest amendment on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from FIEs to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC EIT Law issued by the State Council on December 6, 2007 and was subsequently amended on April 23, 2019 and December 6, 2024. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, and certain requirements specified by PRC tax authorities are satisfied.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, for an issuer which is already listed, it should make filing in accordance with the Trial Measures if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

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

Regulations Relating to Tax in the PRC

Income Tax

The PRC EIT was promulgated in March 2007 and was most recently amended in December 2018. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law amended on December 6, 2024, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which will become effective on January 1, 2026 and will replace the PRC Provisional Regulations on Value-added Tax. The VAT Law of the PRC provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

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

Regulations Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020 and amended on August 21, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters (approximately 26,910 square feet)) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations Related to Import and Export Trade

Pursuant to the PRC Customs Law, which was promulgated by the SCNPC on January 2, 1987 with the latest amendment on April 29, 2021, unless otherwise stipulated, the consignee or consignor of import and export goods may take import and export goods through Customs declaration procedures and pay duties themselves, and Customs clearing enterprises which are authorized by the consignee or consignor of import and export goods and have been granted registration by Customs may also take import and export goods through Customs declaration procedures and pay duties. Where a consignee or consignor of import or export goods or a Customs clearing enterprise handles Customs declaration procedures, they shall be subject to registration by Customs in accordance with law. Where Customs declaration business is engaged in without being filed with the Customs, the Customs may impose a fine against the party concerned.

Pursuant to the PRC Import and Export Commodity Inspection Law, which was promulgated by the SCNPC on February 21, 1989 with the latest amendment on April 29, 2021, and the Implementing Regulation for the PRC Import and Export Commodity Inspection Law, which was promulgated by the State Council on August 31, 2005 with the latest amendment on March 29, 2022, the General Administration of Customs of China is in charge of the inspection of import and export commodities nationwide, the formulation and adjustment of the catalogue of import and export commodities that must be inspected, and the announcement and implementation of the catalogue. The import and export commodities listed in the catalogue must be inspected, otherwise the related bodies may be confiscated of their illegal income and subjected to a fine ranging from 5% to 20% of the value of the goods, where the case constitutes a criminal offence, criminal liability shall be pursued in accordance with the law.

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company – B. Business Overview – Facilities.”

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

Our revenues for the year ended December 31, 2024 were 80%, 5% and 15% from the above three business lines, respectively. Our revenues for the year ended December 31, 2023 were 82%, 6% and 12% from the above three business lines, respectively. Our revenues for the year ended December 31, 2022 were 78%, 9% and 13% from the above three business line, respectively.

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

Our revenues for the year ended December 31, 2024 were approximately $12.8 million, which represents an decrease of $1.6 million, or 10.8%, from Tungray’s total revenues of approximately $14.4 million for the year ended December 31, 2023. Our revenues for the year ended December 31, 2023 were approximately $14.4 million, which represents an decrease of $2.0 million, or 12.1%, from Tungray’s total revenues of approximately $16.3 million for the year ended December 31, 2022. Tungray’s gross profit for the year ended December 31, 2024 was approximately $5.6 million, representing an decrease of $1.1 million, or 16.6%, from approximately $6.7 million for the year ended December 31, 2023. Tungray’s gross profit for the year ended December 31, 2023 was approximately $6.7 million, representing an decrease of $2.6 million, or 27.6%, from approximately $9.3 million for the year ended December 31, 2022. Tungray’s net (loss) income for the years ended December 31, 2024, 2023 and 2022 was approximately (0.6 million), $0.8 million, and $2.8 million, respectively.

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

The ability to increase and retain customers

A significant amount of Tungray’s revenues is highly dependent on their ability to retain and increase customers, especially those major customers. For the years ended December 31, 2024, 2023 and 2022, Tungray and its subsidiaries had 182, 142 and 132 customers, respectively. The average revenue per customer were approximately $70,000, $101,000 and $124,000, respectively, for the years ended December 31, 2024, 2023 and 2022.

Tungray remains focused on enhancing customer retention strategies, improving service offerings, and expanding high-value customer relationships to drive sustainable revenue growth. The company continues to invest in technology, innovation, and customer engagement initiatives to strengthen its competitive position in the market and mitigate the potential risks associated with revenue concentration.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of high-frequency power supply technology to maintain our competitiveness in the intelligent manufacturing industries. In light of the rapid growth of high-tech enterprises, intelligent manufacturing is the key to enterprise development, which requires the advancement of technology related to intelligent manufacturing to newer stages of development. To retain existing customers and attract potential customers, we will continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. We spent approximately $1.1 million, $0.8 million and $0.8 million on research and development for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Impact of COVID-19

In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the first few months in 2020. Tungray’s business, results of operations, and financial condition were adversely affected during the first half of 2020 because a majority of Tungray’s business operations and workforce are concentrated in China. Tungray’s business and results of operations have resumed to normal levels in the second half of 2020. A majority of the Company’s business is derived from Singapore. The spread of COVID-19 did not have any material impact on the Company’s business during the years ended December 31, 2022 and 2021. However, during the year ended December 31, 2023 and 2024, with the end of the COVID-19 pandemic, people’s work mode has changed from work from home during the pandemic to work at office, thus reducing the demand for office equipment such as printers, which also had an impact on our business. The Singapore and Chinese governments have removed all the COVID-19 restrictions starting from February 2023. Significant number of domestic and cross-border business activities in Singapore and China have resumed or recovered.

Results of Operations:

The following table summarizes Tungray’s consolidated results of operations for the years ended December 31, 2024, 2023 and 2022. This information should be read together with Tungray’s consolidated financial statements, and related notes included elsewhere in this annual report.

	For the Years Ended December 31,
	2024	2023	2022
	USD	USD	USD

Revenues	12,810,249	14,362,502	16,334,400
Cost of revenues	(7,212,706)	(7,651,593)	(7,067,421)
Gross profit	5,597,543	6,710,909	9,266,979
Selling expenses	(595,995)	(421,869)	(614,049)
General and administrative expenses	(4,594,438)	(4,397,603)	(4,540,771)
Research and development expenses	(1,063,210)	(791,762)	(829,211)
(Loss) Income from operations	(656,100)	1,099,675	3,282,948
Other income, net	362,465	194,967	186,720
(loss) income before income taxes	(293,635)	1,294,642	3,469,668
Income tax expenses	(278,082)	(537,881)	(628,534)
Net (loss) income	(571,717)	756,761	2,841,134
Other comprehensive (loss) income	(735,131)	113,999	(433,825)
TOTAL COMPREHENSIVE (LOSS) INCOME	(1,306,848)	870,760	2,407,309

The year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues

Our total revenues decreased by approximately $1.6 million, or 10.8%, from approximately $14.4 million for the year ended December 31, 2023, to approximately $12.8 million for the year ended December 31, 2024.

Our breakdown of revenues for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2024	2023
	USD	USD
Revenues
Customized products	10,128,540	11,722,295
Standardized products	2,681,709	2,640,207
Total revenues	12,810,249	14,362,502

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

Compared with the revenues for the year ended December 31, 2023, customized products decreased by approximately $1.6 million, or 13.6%, and standardized products increased by approximately $42,000, or 1.6%. For the products sales during the year ended December 31, 2024, the revenue decreased compared with the year ended December 31, 2023, mainly due to gradual end of the COVID-19 pandemic decrease in the demand for home printers and the China-United States trade war. The sales revenue of HP, the major customer, decreased by $0.7 million, during the year ended December 31, 2024 compared with the year ended December 31, 2023.

Cost of Revenues

Our costs include the amounts we pay manufacturers for product, tariffs and duties associated the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

Our total cost of revenues decreased by approximately $0.4 million, or 5.7%, from approximately $7.7 million for the year ended December 31, 2023 to approximately $7.2 million for the year ended December 31, 2024.

Our breakdown of cost of revenues for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	For the Years Ended December 31,
	2024	2023
	USD	USD
Cost of revenues
Customized products	4,853,680	5,386,038
Standardized products	2,359,026	2,265,555
Total cost of revenues	7,212,706	7,651,593

Compared with the cost of revenues for the years ended December 31, 2023, the cost of customized products decreased by approximately $0.5 million, or 9.9% and standardized products increased by approximately $93,000, or 4.1%, for the years ended December 31, 2024. The decrease of total cost of revenues was in line with the decrease of revenues.

Gross Profit

Our gross profit decreased by approximately $1.1 million, or 16.6%, from approximately $6.7 million for the year ended December 31, 2023, to approximately $5.6 million during the year ended December 31, 2024. For the years ended December 31, 2024 and 2023, our overall gross margin was 43.7% and 46.7%, respectively.

Our gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Years Ended December 31,		Variance
	2024	2023	Amount/%
	USD	USD
Customized products
Gross profit	5,274,860	6,336,257	(1,061,397)
Gross margin	52.1%	54.1%	(2.0)%
Standardized products
Gross profit	366,683	374,652	(51,969)
Gross margin	12.0%	14.2%	(2.2)%
Total
Gross profit	5,597,543	6,710,909	(1,113,366)
Gross margin	43.7%	46.7%	(3.0)%

Our gross profit for customized products were approximately $5.3 million and $6.3 million for the years ended December 31, 2024 and 2023, respectively, representing a decrease of approximately $1.1 million. Our gross margin for customized products were 52.1% and 54.1% for the years ended December 31, 2024 and 2023, respectively. The decrease of gross profit for customized products was mainly due to the decrease of unit selling prices and the increase of labour costs, which is also indicating increased cost pressure or pricing challenges in this segment.

Our gross profit for standardized products were approximately $0.4 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively, representing a decrease of approximately $52,000. Our gross margin for standardized products were 12.0% and 14.2% for the years ended December 31, 2024 and 2023, respectively. The decrease of gross profit for standardized products was mainly due to the decrease of unit selling prices and the increase of labour costs.

Operating Expenses

For the year ended December 31, 2024, we incurred approximately $6.3 million in operating expenses, representing an increase of approximately $0.6 million, or 11.4%, from approximately $5.6 million for the year ended December 31, 2023.

Selling expenses increased by approximately $174,000, or 41.3%, from approximately $422,000 for the year ended December 31, 2023, to approximately $596,000 for the year ended December 31, 2024. The increase was mainly due to an increase in (i) advertising, traveling, meals and entertainment expenses of approximately $131,000; and (ii) salary and wages expenses of approximately $35,000.

General and administrative expenses increased by approximately $197,000, or 4.5%, from approximately $4.4 million for the year ended December 31, 2023, to approximately $4.6 million for the year ended December 31, 2024. The increase was mainly due to the increase in (i) professional service fee of approximately $244,000 associated with IPO which are not capitalized, (ii) depreciation expense of approximately $152,000 due to new purchase of machines, and (iii) insurance expenses of approximately $89,000 for Directors and Officers Liability insurance during the year ended December 31, 2024. The increase was offset by the decrease of (i) salaries and wages expenses of approximately $173,000 due to our workforce elimination to cut costs during the year ended December 31, 2024, (ii) travel expense, meals and entertainment expense of approximately $72,000 for cost enhancement.

Research and development expenses increased by approximately $271,000, or 34.3%, from approximately $792,000 for the year ended December 31, 2023 to approximately $1.1 million for the year ended December 31, 2024. Our R&D investment has increased to enhance our product offerings, develop innovative solutions, and remain competitive in the market.

Other income, net

Total other income, net for the year ended December 31, 2024, was approximately $362,000 compared to other income, net of approximately $195,000 for the year ended December 31, 2023. Our other incomes increased by approximately $167,000 mainly due to the increase of interest income received from bank deposits.

Income tax expense

Our income tax expenses decreased by approximately $260,000, or 48.3%, from approximately $538,000 for the year ended December 31, 2023, to approximately $278,000 for the year ended December 31, 2024. The decrease was mainly due to the decrease in taxable income for the year ended December 31, 2024.

Net (loss) income

As a result of the combination of factors discussed above, we had net loss of $572,000 for the year ended December 31, 2024 and net income of $757,000 for the year ended December 31, 2023. Comprehensive (loss) income attributable to us was approximately ($1.2 million) for the year ended December 31, 2024, compared to approximately $0.9 million for the year ended December 31, 2023.

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

Compared with the revenues for the year ended December 31, 2022, customized products decreased by approximately $0.9 million, or 7.4%, and standardized products decreased by approximately $1.0 million, or 28.2%. Due to the serious influence of COVID-19, more companies asked employees to work from home or turned to apply more automation equipment to avoid the risks of using man forces in 2021, which drove up the worldwide needs for printers and other automation equipment. In that case, our major customers added more production lines in 2021 to improve production capacity or released more new products. During the year of 2022, our major customers added less production lines as compared to the year of 2021, but we still received many more sales orders from our customers compared with the period before COVID-19. During the year ended December 31, 2023, due to the end of the COVID-19 pandemic, the market needs for printers and other automation equipment returned to a normal level which resulted in a decrease in the new purchase demand of customers in 2023. In addition, the unit selling price also decreased compared with the year of 2022 as our clients had more bargain power than before due to the poor global economic environment. The decrease was also due to the 5.2% appreciation of USD against RMB for the year ended December 31, 2023 compared with the rate for the year ended December 31, 2022. As the selling prices for PRC subsidiaries did not increase and are pricing in RMB, the change of exchange rate caused the revenue generated from PRC decreased when translated into USD.

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

Our total cost of revenues increased by approximately $0.6 million, or 8.3%, from approximately $7.1 million for the year ended December 31, 2022 to approximately $7.7 million for the year ended December 31, 2023.

Our breakdown of cost of revenues for the years ended December 31, 2023 and 2022, respectively, is summarized below:

	For the Years Ended December 31,
	2023	2022
	USD	USD
Cost of revenues
Customized products	5,386,038	4,660,953
Standardized products	2,265,555	2,406,468
Total cost of revenues	7,651,593	7,067,421

Compared with the cost of revenues for the years ended December 31, 2022, the cost of customized products increased by approximately $0.7 million, or 15.6% and standardized products decreased by approximately $0.1 million, or 5.9%, for the years ended December 31, 2023. The increase of total cost of revenues was mainly due to the increase of raw materials and labor costs. The average purchase price of our raw materials increased during the year of 2023. Some of our suppliers are nominated by our clients, so our purchasing bargain power is reduced accordingly. During the year of 2023, we also hired a few more production workers to get trained and be prepared for future manufacturing tasks. In addition, we paid more overtime wages incurred by our employees. The increase was offset by the 5.2% appreciation of USD against RMB for the year ended December 31, 2023 compared with the rate for the year ended December 31, 2022. As the purchase prices for PRC subsidiaries did not decrease and are pricing in RMB, the change of exchange rate caused the cost of revenues incurred from PRC decreased when translated into USD.

Gross Profit

Our gross profit decreased by approximately $2.6 million, or 27.6%, from approximately $9.3 million for the year ended December 31, 2022, to approximately $6.7 million during the year ended December 31, 2023. For the years ended December 31, 2023 and 2022, our overall gross margin was 46.7% and 56.7%, respectively.

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

Operating Expenses

For the year ended December 31, 2023, we incurred approximately $5.6 million in operating expenses, representing a decrease of approximately $0.4 million, or 6.2%, from approximately $6.0 million for the year ended December 31, 2022.

Selling expenses decreased by approximately $192,000, or 31.3%, from approximately $614,000 for the year ended December 31, 2022, to approximately $422,000 for the year ended December 31, 2023. The decrease was mainly due to a decrease in (i) commission expense, meals and entertainment expenses of approximately $133,000 as we had less sales transactions compared with the year ended December 31, 2022, and (ii) salary and wages expenses of approximately $83,000. As a result of our sales force reduction during the year ended December 31, 2023, we incurred less salary and benefit expenses. The decrease was partially offset by an increase of warranty service fees of approximately $15,000 during the year of 2023.

General and administrative expenses decreased by approximately $140,000, or 3.2%, from $4.5 million for the year ended December 31, 2022, to approximately $4.4 million for the year ended December 31, 2023. The decrease was mainly due to the decrease in (i) professional fee of approximately $251,000 due to less fees associated with the IPO, (ii) salaries and wages expenses of approximately $253,000 due to our workforce elimination to cut costs during the year ended December 31, 2023, and (iii) training expenses of approximately $118,000 paid for the management training course fees during the year ended December 31, 2022. The decrease was offset by the increase of (i) travel expense, meals and entertainment expense of approximately $270,000 related to the IPO activities, and (ii) provision for credit losses of approximately $176,000 as we had more aged accounts receivable and other receivables compared with the year ended December 31, 2023.

Research and development expenses decreased slightly by approximately $37,000, or 4.5%, from approximately $829,000 for the year ended December 31, 2022 to approximately $792,000 for the year ended December 31, 2023. Research and development expenses expenditure in the past two years has been relatively stable.

Other income, net

Total other income, net for the year ended December 31, 2022, was approximately $187,000 compared to other income, net of approximately $195,000 for the year ended December 31, 2023. Our other incomes increased by approximately $8,000 mainly due to the increase of our government grants. The increase was offset by the increase of interest expense of approximately $125,000.

Income tax expenses

Our income tax expenses decreased by approximately $90,000, or 14.4%, from approximately $628,000 for the year ended December 31, 2022, to approximately $537,000 for the year ended December 31, 2023. The decrease was mainly due to the decrease in taxable income for the year ended December 31, 2023.

Net income

As a result of the combination of factors discussed above, our net income decreased $2.1 million, or 73.4%, from approximately $2.8 million for the year ended December 31, 2022 to $0.8 million for the year ended December 31, 2023. Comprehensive income attributable to us was approximately $0.9 million for the year ended December 31, 2023, compared to approximately $2.4 million for the year ended December 31, 2022.

B. Liquidity and Capital Resources

As of December 31, 2024, Tungray had cash and restricted cash of approximately $9.5 million. Material amounts of cash disaggregated by currency denomination as of December 31, 2024 in each jurisdiction in which Tungray’s subsidiaries are domiciled are as follows:

USD
China - subsidiaries	1,112,666
Singapore – subsidiaries	5,798,297
Cayman – parent company	2,561,395
9,472,358

Tungray’s working capital was approximately $9.2 million as of December 31, 2024. In assessing Tungray’s liquidity, Tungray monitors and analyses its cash-on-hand and operating and capital expenditure commitments. To date, Tungray has financed its working capital requirements through cash flow generated from operations, debt and equity financings, and capital contributions from its existing shareholders.

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

The following table summarizes the key components of Tungray’s cash flows for the years ended December 31, 2024, 2023 and 2022.

	For the Years Ended December 31,
	2024	2023	2022
	USD	USD	USD

Net cash (used in) provided by operating activities	(811,889)	451,021	3,638,067
Net cash used in investing activities	(2,784,052)	(81,745)	(104,120)
Net cash provided by (used in) financing activities	2,792,522	(2,805,308)	(1,397,286)
Effect of exchange rate on cash and restricted cash	(526,628)	108,141	(342,913
Change in cash and restricted cash	(1,330,047)	(2,327,891)	1,793,748
Cash and restricted cash, beginning of year	10,802,405	13,130,296	11,336,548
Cash and restricted cash, end of year	9,472,358	10,802,405	13,130,296
Cash	8,968,814	10,802,405	13,130,296
Restricted cash	503,544	-	-

Operating activities

Net cash used in operating activities for the year ended December 31, 2024, was primarily attributable to net loss of approximately $0.6 million with non-cash depreciation and amortization expenses of approximately $0.4 million, provision for credit losses or doubtful accounts of approximately $0.2 million, write-down of inventories of approximately $0.1 million, amortization of lease right-of-use assets of approximately $0.3 million. The cash outflow were mainly due to the increase in prepayments of approximately $0.5 million, the increase in prepayments – related parties of approximately $2.9 million, the increase in inventories of approximately 0.1 million, the increase in other receivables and other current assets of approximately  $0.3 million, the decrease in accounts payable – related parties of approximately $0.4 million, the decrease in operating lease liabilities of approximately $0.1 million, the decrease in operating lease liabilities – related parties of approximately $0.1 million, and the decrease in taxes payable of approximately $0.5 million. Cash outflow was partially offset by the decrease in accounts and notes receivable of approximately $1.0 million, the increase in accounts payable of approximately $0.3 million, the increase in contract liabilities of approximately $2.2 million, and the increase in accrued expenses and other payables of approximately $0.2 million.

Net cash provided by operating activities for the year ended December 31, 2023, was primarily attributable to net income of approximately $0.8 million with non-cash depreciation and amortization expenses of approximately $0.3 million, provision for credit losses or doubtful accounts of approximately $0.2 million, amortization of lease right-of-use assets of approximately $0.2 million, and deferred tax benefit of approximately $75,000. Cash inflow was also attributable to the decrease in prepayments of approximately $0.3 million, the increase in accounts receivable – related parties of approximately $0.4 million, and the increase in accrued expenses and other payables of approximately $0.3 million. Cash inflow was partially offset by the increase in accounts and notes receivable of approximately $1.4 million, the increase in accounts receivable – related parties of approximately $0.2 million, the increase in prepayments – related parties of approximately $1.0 million, the increase in inventories of approximately $0.9 million, the decrease in operating lease liabilities – related parties of approximately $0.2 million and the decrease in taxes payable of approximately $0.3 million.

Net cash provided by operating activities for the year ended December 31, 2022, was primarily attributable to net income of approximately $2.8 million with non-cash depreciation and amortization expenses of approximately $0.2 million, and amortization of lease right-of-use assets of approximately $0.1 million. Cash inflow was also attributable to the decrease in accounts and notes receivable of approximately $0.7 million, the decrease in prepayments of approximately $0.2 million, the decrease in inventories of approximately $0.3 million, the decrease in other receivables and other current assets of approximately $0.3 million, the decrease in operating lease receivable – related parties of approximately $0.1 million, and the increase of taxes payable of approximately $0.3 million. Cash inflow was partially offset by the decrease of accounts payable of approximately $0.4 million, decrease in contract liabilities of approximately $0.7 million, the decrease of accrued expenses and other payables of approximately $0.2 million, and the decrease of operating lease liabilities – related parties of approximately $0.2 million.

Investing activities

Cash used in investing activities for the year ended December 31, 2024 was due to the purchase of property, plant and equipment of approximately $0.5 million, the purchase of intangible assets of approximately $15,000, the prepayment for land use right of approximately $2.0 million, and the loans to related parties of approximately $0.3 million.

Cash used in investing activities for the year ended December 31, 2023 was due to the loan payments to related parties of approximately $0.7 million, the purchases of property, plant and equipment of approximately $43,000, and the purchases of intangible assets of approximately $38,000. The cash outflow was offset by the repayments from related parties of approximately $0.7 million.

Cash used in investing activities for the year ended December 31, 2022 was due to the purchases of property, plant and equipment of approximately $0.1 million, the long-term investment in a third party for approximately $0.2 million and the loans to related parties of approximately $1.7 million. The cash outflow was offset by the repayment from related parties of approximately $1.9 million.

Financing activities

Cash provided by financing activities for the year ended December 31, 2024 was mainly due to the borrowings from related parties of approximately $0.2 million, the capital contribution from noncontrolling interest shareholder of approximately $50,000, the proceeds from issuance of shares upon IPO of approximately $5.0 million, and the proceeds from issuance of shares pursuant to exercise of over-allotment of approximately $0.4 million. Cash inflow in financing activities was offset by the repayments to bank loans of approximately $0.8 million, the repayments of finance lease liabilities of approximately $0.1 million, the dividends payments of approximately $0.5 million, and the payments of initial public offering costs of approximately $1.4 million.

Cash used in financing activities for the year ended December 31, 2023 was mainly due to the repayments to related parties of approximately $1.5 million, the repayments to bank loan of approximately $1.2 million, the repayments to third party loans of $0.2 million, the dividends payments of approximately $1.3 million, and the prepaid IPO costs of approximately $0.5 million. Cash outflow in financing activities was offset by the borrowings from related parties of approximately $1.6 million and the proceeds from bank loan of approximately $0.3 million.

Cash used in financing activities for the year ended December 31, 2022 was mainly due to the repayments to related parties of approximately $2.0 million, the repayments to bank loans of approximately $1.3 million, the repayments to third party loans of approximately $0.2 million, the repayment to related party loans of approximately $0.4 million, the dividends payments of approximately $1.7 million, and the prepaid IPO costs of approximately $0.7 million. Cash outflow in financing activities was offset by the borrowings from related parties of approximately $0.3 million, the repayments from loans receivable – related parties of approximately $3.8 million, and the proceeds from bank loan of approximately $0.8 million.

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

Contractual Obligations

As of December 31, 2024, the future minimum payments under certain of Tungray’s contractual obligations were as follows:

	Payments Due In
	Total	Less than	1 – 2	3 – 5	Thereafter
		1 year	years	years
Banking facilities	$1,241,762	$80,588	$87,914	$263,742	$809,518
Operating leases obligations	1,329,150	357,229	361,083	610,838	-
Financing leases obligations	127,591	127,591	-	-	-
Total	$2,698,503	$565,408	$448,997	$874,580	$809,518

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

Foreign Exchange Risk

Six of Tungray’s operating entities’ functional currency are RMB, and two of Tungray’s operating entities’ functional currency are S Dollar. As a result, Tungray is exposed to foreign exchange risk as Tungray’s results of operations may be affected by fluctuations in the exchange rate among S Dollar, USD, and RMB. If the RMB depreciates against the USD, the value of Tungray’s RMB revenues, earnings and assets as expressed in Tungray’s USD financial statements will decline. Similarly, if the SGD depreciates against the USD, the value of Tungray’s SGD revenues, earnings and assets as expressed in Tungray’s USD financial statements will decline. Tungray has not entered into any hedging transactions in an effort to reduce Tungray’s exposure to foreign exchange risk.

C. Research and development, patents and license, etc.

See “Item 4. Information on the Company—B. Business Overview.”

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended December 31, 2024, we identified no critical accounting estimates in the preparation of our financial statements.

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

Name	Age	Position
Wanjun Yao	60	Chairman, Chief Executive Officer and Director
Jingan Tang	47	Director
Wee Thuang Lee	56	Chief Marketing Officer
Lei Yao	36	Chief Technology Officer
Nina Qian	43	Chief Financial Officer
Kevin D. Vassily (1)	58	Independent Director
David Ping Li (2)	60	Independent Director
Weston Twigg (3)	51	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating and Corporate Governance Committee.

Mr. Wanjun Yao, Chairman, Chief Executive Officer and Director. As our founder, Mr. Yao currently serves as the Chairman of our Board of Directors and Chief Executive Officer of our Company. Starting his career in Shandong Province, Eastern China, in the late 1980s, Mr. Yao rose through the ranks at various food processing businesses before moving to Singapore in 1997. After a short stint at a mechanical engineering job, Mr. Yao founded Tungray Singapore, providing automation solutions for manufacturing businesses. Starting as a one-person shop, Mr. Yao expanded his business into a conglomerate with subsidiaries in China and Singapore and businesses spanning across manufacturing solutions, welding, motor production, etc., including founding Tongri Electric, one of Mr. Yao’s first China-based businesses in 2002, Tungray Industrial in 2010, and Qingdao Tungray Intelligent in 2017, among others. Mr. Yao graduated with a bachelor’s degree in mechanics from Zhengzhou Institute of Food Sciences (now Henan University of Technology) in 1988 and finished EMBA programs in Peking University President Class in 2014.

Mr. Jingan Tang, Director. Mr. Tang has served as the Vice Chair of the Board of Directors of Tungray Industrial since May 2010, and as its CEO since its formation in May 2010, and has served as CEO of Tongsheng Intelligent since its formation in October 2021 and as the CEO and director of Tongsheng Development since its formation in August 2022. In these roles, Mr. Tang played a major part in establishing our Shenzhen-based manufacturing base for our ETO-focused business and continues to supervise the various ETO-focused business lines of our Shenzhen-based subsidiaries. Mr. Tang started his career with one of our Singapore subsidiaries, first joining Tung Resource in August 2004. He graduated from Singapore Institute of Management in 2002 with a diploma in Business and Management.

Mr. Wee Thuang Lee, Chief Marketing Officer. Since July 2014, Mr. Lee has served as the Managing Partner of Orca Creation Pte Ltd., a mechanical solution and product industrialization provider in Singapore that he co-founded in September 2005. From September 2005 to July 2014, Mr. Lee served as its General Manager, managing its human resources and business operations. Before his roles at Orca Creation, Mr. Lee served as a Program Manager and later as a Business Unit Manager for HPI Innovation Sdn Bhd., a mechanical solution company from August 2004 to September 2005. Earlier in his career, from September 1992 to August 2004, Mr. Lee spent more than 12 years at Hewlett Packard Singapore, joining as a Mechanical Engineer for the company’s ink jet printer business, before rising through the rank as a Senior Engineer and eventually as a manager of the

Engineering Department, supervising product launch, manufacturing strategy and product design. Mr. Lee graduated with a degree in Mechanical Engineering from the University of Edinburgh in 1992.

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

Ms. Nina Qian, Chief Financial Officer. Ms. Qian brought to the Company more than two decades of financial accounting experience in the manufacturing industry. Prior to her appointment as Chief Financial Officer of the Company in September 2024, Ms. Qian had served as finance director for Tungray Singapore Pte. Ltd. (“Tungray Singapore”), a Singapore subsidiary of the Company, since March 2024. Before joining Tungray Singapore, Ms. Qian held the position of finance director of Korrun Company Ltd. (SHE: 300577), a Chinese listed bag and suitcase manufacturer, from January 2022 to March 2024. From December 2018 to December 2021, Ms. Qian served as finance director for Kolmeks (Chuzhou) Ltd., the Chinese subsidiary of a Finland-based pump manufacturer. Earlier in her career, Ms. Qian spent more than a decade working in various financial and accounting roles for several manufacturing businesses in China, including a Chinese subsidiary for the US-based food manufacturing company, Cargill, Inc., a Chinese subsidiary of the British-based chemical manufacturer, Lucite International, and Shanghai Li Cai Metal Products Company Ltd., a metal product manufacturer. Ms. Qian successfully completed all MBA program courses during exchange study at ESIC University, Spain, in 2012, an MBA degree from Shanghai University, Shanghai, China in 2012, and 2 college degrees in accounting and tax from Nanjing University of Finance and Economics, Nanjing, Jiangxu Province, China, in 2002. Ms. Qian is a Certified Public Accountant (CPA) in the United States.

Mr. Kevin D. Vassily has been serving as the independent director of the Company since March 28, 2024. Mr. Vassily has extensive working experience as a senior management team member serving private and public companies. Mr. Vassily has been a member of the board of directors of Aimfinity Investment Corp. I since March 2023, Thunder Power Holdings, Inc. (Nasdaq: AIEV), a Taiwanese electronic vehicle developer, since June 2024, and Denali Capital Acquisition Corp. (Nasdaq: DECA), a SPAC, since April 2022. From June 2022 to June 2024, he served as a director of Feutune Light Acquisition Corporation, a Nasdaq-listed SPAC, until its business combination. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (Nasdaq: IPW), an online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, Inc., a financial analytics company focused on the Asset Management industry. From March 2019 through Janurary 2020, he served as an advisor at Woodseer Global, a financial technology firm providing global dividend forecasts. From October 2018 through its acquisition in March 2020, Mr. Vassily served as an advisor at Go Capture (which was acquired by Deloitte China in 2020), where he was responsible for providing strategic, business development, and product development advisory services for the company’s emerging “Data as a Service” platform. Since February 2020, Mr. Vassily has served as a director of Zhongchao Inc. (Nasdaq: ZCMD), a provider of healthcare information, education and training services to healthcare professionals and the public in China. Since July 2018, Mr. Vassily has also served as an advisor at Prometheus Fund, a Shanghai-based merchant bank/private equity firm focused on the “green” economy. From April 2015 through May 2018, Mr. Vassily served as an associate director of research at Keybanc Capital Markets Inc. From June 2010 to April 2015, he served as the director of research at Pacific Epoch, LLC (a wholly-owned subsidiary of Pacific Crest Securities LLC). From May 2007 to May 2010, he served as the Asia Technology business development representative and as a senior analyst at Pacific Crest Securities. From July 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, LLP. From September 2001 to June 2003, Mr. Vassily served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners Group, Inc. Mr. Vassily began his career on Wall Street in August 1998, as a research associate covering the semiconductor industry at Lehman Brothers. He holds a B.A. in liberal arts from Denison University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Mr. David Ping Li has been serving as the independent director of the Company since March 28, 2024. Mr. Li has more than 25 years of experience in the finance and investment industries. Mr. Li is vice president of Finance at Perfect Storm founded by Justin Lin who directed films and TV series including the global franchise film Fast and Furious sequels and TV series since January 2023.  He was vice president of Finance and co-founder at Anthem & Song Pictures from February 2015 and vice president of International Finance at AGBO Films LLC (part-time from June 2020 to July 2022), both co-founded by the Russo brothers, who directed Avengers: Infinity War, Avengers: End Game, Captain America: The Winter Soldier and Captain America: Civil War. Mr. Li was a director of Feutune Light Acquisition Corp., a SPAC listed on Nasdaq, from June 2022 until its business combination in June 2024. From January 2012 to December 2014, Mr. Li was managing director of Strategic Investment, Open Innovation at Koninklijke Phillips N.V. (NYSE: PHG), a global electronics company. From November 2008 to December 2011, Mr. Li was investment director at Intel Capital, the investment division of Intel Corporation with focus on investments in the technology, media, and telecom sector. From January 2004 to October 2008, Mr. Li served as managing director at ChinaVest Inc., a venture capital firm responsible for identifying, evaluating and executing investments to achieve financial returns. From February 2002 to July 2003, Mr. Li served as Chief Financial Officer of Great Wall Technology Co. Ltd., a publicly traded diversified technology company. Mr. Li was senior associate in the Investment Banking Division of Donaldson, Lufkin & Jenrette (acquired by Credit Suisse First Boston) from September 1998 to December 2001. From November 2008 to October 2019, Mr. Li served as independent director and chairman of the audit committee of Highpower International, Inc., a lithium battery company listed on Nasdaq (Nasdaq: HPJ). Mr. Li graduated from Peking University with a Bachelor of Arts degree in Biochemistry. He received a master’s degree in Molecular Biology from Columbia University and an MBA in finance from the Wharton School of University of Pennsylvania.

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

B. Compensation

Employment Agreements

We entered into an employment agreement with each of our executive officers on March 29, 2023, except that we entered into an employment agreement with Ms. Qian, our CFO, on September 1, 2024. The term of each of our executive officers’ employment will be automatically renewed unless terminated by either party by giving 30-day advance notice. We may terminate the employment for cause, at any time, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

In addition to the above-mentioned employment agreements, Lei Yao entered into an employment agreement on July 1, 2022 with Tungray Singapore, one of our wholly-owned subsidiaries. Pursuant to such employment agreement, Mr. Yao agreed to provide services as Chief Technology Officer to Tungray Singapore or any of the affiliated companies.

Compensation of Executive Officers

For the year ended December 31, 2024, we paid an aggregate of $566,732 in cash to our executive officers. For the year ended December 31, 2023, we paid an aggregate of $309,852 in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Director Compensation

For the fiscal years ended December 31, 2024, we paid an aggregate of $30,000 in cash to our directors, payable in equal instalments monthly. For the fiscal years ended December 31, 2023, we did not compensate our directors.

We pay each of the independent directors annual cash compensation in the amount of $20,000, payable in equal instalments monthly, and annual equity compensation of 6,000 Class A Ordinary Shares payable yearly since the effectiveness of the registration statement in connection with our initial public offering on March 28, 2024.

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

D. Employees

As of the date of this Annual Report, we have a total of 229 full-time employees, of which 23 are in management team, 57 are in research and development, 13 are in sales and marketing, 105 are in production and 31 in finance, procurement and auxiliary support.

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

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

In connection with the restatement of the Company’s financial statements for the years ended December 31, 2023, 2022 and 2021 included in an amendment to the 20-F (the “Restatement 20-F”), filed with the SEC on December 31, 2024, the Company considered whether the restatement of previously issued financial statements requires recovery of erroneously awarded incentive based compensation pursuant to the Company’s clawback policy. The

Company concluded that the restatement of previously issued financial statements does not impact related performance metrics used for executive management’s compensation and therefore no recovery of incentive-based compensation was required.

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

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Class A Ordinary Shares issuable pursuant to exercise of warrants are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were 67,674 Class A Ordinary Shares issuable pursuant to warrants exercisable within 60 days thereof, and none of the shareholders listed in the table below holds any warrants.

The percentage of beneficial ownership owned is based on 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares outstanding as of the date of this Annual Report. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners listed below have sole investment and voting power with respect to such shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power*	Shares	Power*
Directors and Named Executive Officers
Wanjun Yao (1)	3,660,000	3.55%	4,560,000	88.55%
Wee Thuang Lee	46,150	†	—	—
Lei Yao	—	—	—	—
Nina Qian	—	—	—	—
Jingan Tang (2)	2,520,000	2.45%	—	—
Kevin D. Vassily	—	—	—	—
David Ping Li	—	—	—	—
Weston Twigg	—	—	—	—
All executive officers and directors as a group (8 persons)	6,226,150	6.05%	4,560,000	88.55%
5% Shareholders
Pegasus Technologies Holding Ltd. (1)	690,000	0.67%	—	—
Pegasus Automation Global Ltd. (1)	720,000	0.70%	—	—
Enolios Ltd. (1)	2,250,000	2.18%	—	—
Pegasus Automation Ltd. (1)	—	—	4,560,000	88.55%
YuChang Global Ltd. (2)	738,000	0.72%	—	—
ChangYuan International Ltd. (2)	1,782,000	1.73%	—	—
UXY Technology Ltd. (3)	1,539,000	1.49%	—	—
WG5 Group Ltd. (4)	999,000	0.97%	—	—
HuiTec. Ltd. (5)	540,000	0.52%	—	—

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

During the last three years and up to the date of this Annual Report, we have engaged in the following transactions with our related parties. Wanjun Yao, our Chief Executive Officer, is the major shareholder in our financial statements.

The table below sets forth the major related parties which has balances or transactions during the years presented and their relationships with the Company:

Name of related parties	Relationship with the Company
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder
Hefei CAS Dihuge Automation Co. Ltd	10.27% ownership interest investee
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder
Wanjun Yao	Major shareholder/Chairman, Chief Executive Officer and Director
Jingan Tang	Director/Senior Manager of Tungray Industrial Automation Shenzhen
Liling Du	CFO of Tungray Singapore
Gang Wang	Shareholder of Tungray Singapore and Tung Resource
Demin Han	General Manager
Lei Yao	Chief Technology Officer
Mingxing Gao	General Manager
Hui Tang	Senior management of Qingdao Tungray Intelligent
Tungmoon Investment Co., Ltd.	Common control under major shareholder

Related party balances

Account Receivable – related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

FDT (Qingdao) Intellectual Technology Co., Ltd	$30,092	$19,372	$67,031
Tungray (Kunshan) Industrial Automation Co., Ltd	210,811	202,679	7,626
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	51,444	52,889	30,086
Kunshan Tungray Intelligent Technology Co., Ltd.	35,209	44,649	-
Total	$327,556	$319,589	$104,743

Account payable, related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

FDT (Qingdao) Intellectual Technology Co., Ltd.	$13,700	$365,665	$-
Qingdao Tungray Technology Development Co., Ltd.	8,841	26,061	-
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	31,510	32,395	33,347
Shanghai Tongrui Investment Management Co., Ltd.	-	54,661	56,267
Kunshan Tungray Intelligent Technology Co., Ltd.	6,346	-	-
Hefei CAS Dihuge Automation Co., Ltd.	19,591	20,141	20,733
Total	$79,988	$498,923	$110,347

Other receivables – related parties

Other receivables – related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as advances made by the Company on behalf of related parties, and advance to related parties. These balances are unsecured and non-interest bearing. Current receivables are due on demand.

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Qingdao Tungray Biology Technology Co., Ltd.	$44,377	$23,816	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	227,242	-	3,345
Du Liling	48,828	-	-
Hui Tang	-	-	13,348
Tungmoon Investment Co., Ltd.	-	-	7,134
Total	$320,447	$23,816	$23,827

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

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
FDT (Qingdao) Intellectual Technology Co., Ltd	$39,323	$-	$-
Tungray (Kunshan) Industrial Automation Co., Ltd.	-	41,853	-
Qingdao Tungray Technology Development Co., Ltd.	18,438	-	-
Shanghai Tongrui Investment Management Co., Ltd	-	-	1,160
Jingan Tang	280,692	277,607	691,792
Liling Du	-	38,216	96,475
Gang Wang	-	54,005	188,525
Demin Han	-	156,455	538,014
Lei Yao	-	2,893	-
Mingxing Gao	-	99,837	349,566
Total	$338,453	$670,866	$1,865,532

Prepayment-related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

Shanghai Tongrui Investment Management Co., Ltd.	$20,254	$-	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	776,878	-	-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	14,286	-	-
Qingdao Tungray Technology Development Co., Ltd.	53,497	55,000	48,115
Tungray (Kunshan) Industrial Automation Co., Ltd.	3,003,903	993,745	-
Provision of doubtful accounts	(53,497)	-	-
Total	$3,815,321	$1,048,745	$48,115

Movements of provision of doubtful accounts of prepayments-related parties are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Beginning balance	$-	$-	$-
Addition (recovery)	54,267	-	-
Exchange rate effect	(770)	-	-
Ending balance	$53,497	$-	$-

Operating lease liabilities- related parties

The Company entered into three lease agreements as a lessee under which it leased three operation buildings for 5-7 years from two related parties. The Company accounts for the leases in accordance with ASC 842. The

Company’s underlying building properties were classified as operating leases, and the related lease liabilities were recorded under operating lease liabilities – related parties.

Name of Related Party	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

Tungray (Qingdao) Technology Development Co., Ltd	$201,296	$244,112	$206,789
Jingan Tang	158,007	218,432	356,390
Total	359,303	462,544	563,179
Current portion of operating lease liabilities - related parties	(168,551)	(123,094)	(73,166)
Noncurrent portion of operating lease liabilities - related parties	$190,752	$339,450	$490,013

Related party transactions

Revenue from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022

Tungray (Kunshan) Industrial Automation Co., Ltd.	Sales of products	$8,581	$231,209	$-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Sales of products	-	26,245	-
FDT (Qingdao) Intellectual Technology Co., Ltd.	Sales of products	30,761	4,602	66,096
Kunshan Tungray Intelligent Technology Co., Ltd.	Sales of products	-	57,490	-
Kunshan Tongri Intelligent Manufacturing Technology Research Institute Co., Ltd	Sales of products	-	-	1,093
Total		$39,342	$319,546	$67,189

Purchase from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
FDT (Qingdao) Intellectual Technology Co., Ltd.	Products and services purchase	$12,298	$961,525	$41,566
Tungray (Kunshan) Industrial Automation Co., Ltd.	Products and services purchase	12,993	-	-
Total		$25,291	$961,525	$41,566

Non-operating income- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
Qingdao Tungray Biology Technology Co., Ltd	Lease income	$19,762	$19,126	$25,129

Rental expenses- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
Qingdao Tungray Technology Development Co., Ltd	Lease expense	$59,963	$66,476	$51,219
Jingan Tang	Lease expense	71,255	72,411	63,841
Total		$131,218	$138,887	$115,060

Employment Agreements

See “Item 6. Directors, Senior Management and Employees —  B. Compensation — Employment Agreement.”

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement on Form F-1 (File No. 333-270434) became effective on March 28, 2024. Our Class A Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “TRSG” since April 18, 2024.

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

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.2 to the Registration Statement in connection with our IPO and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our Registration Statement in connection with the IPO, which sections are incorporated herein by reference.

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

People’s Republic of China Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” for PRC income tax purposes and will be subject to the enterprise income tax at the rate of 25% on its global income, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. The implementation rules to the PRC EIT Law define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise incorporated offshore is located in mainland China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, minutes of board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. There is no income tax treaty between the U.S. and the Cayman Islands. However, in the event that in the future we were deemed to be a PRC resident enterprise under the PRC tax law, although no assurance can be given, we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), provided that we meet the other requirements for Treaty eligibility. In that case, dividends we pay on our Class A Ordinary Shares may be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States. Each non-corporate United States Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2024.

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

Our functional currencies are RMB and S Dollar, and our financial statements are presented in U.S. dollars. The RMB depreciated by 2.8% in fiscal year ended December 31, 2024.  The S Dollar depreciated by 3.6% in fiscal year ended December 31, 2024. It is difficult to predict how market forces or PRC or Singapore or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar and the exchange rate between the S Dollar and the U.S. dollar in the future. The change in the value of the RMB and S Dollar relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB and S Dollar.

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our IPO of 1,250,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $4.00 per share. We received aggregate gross proceeds of $5.0 million from the IPO, before deducting underwriting discounts and other related expenses.

We have earmarked and have been using the proceeds of the IPO as follows: 30% on research and development; 30% on strategic acquisitions and investment; 25% on sales, marketing and recruitment of personnel; and 15% on general corporate purposes and working capital.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2024 and 2023, we identified four material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2024. The material weaknesses identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; (iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls; and (iv) lack of accounting staff and resources with appropriate knowledge of the applicable income tax compliance requirements.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. See “Item 3. Key Information — D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP for the years ended December 31, 2024 and 2023, respectively:

	December 31, 2024	December 31, 2023
	USD	USD
Audit Fees*	$418,250	$376,397

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Tungray Technologies Inc, and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Class A Ordinary Share Certificate
2.2*	Form of Representative’s Warrant
2.3	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1*	Form of Executive Employment Agreement between Tungray Technologies Inc and Wanjun Yao, dated as of March 29, 2023
4.2*	Form of Executive Employment Agreement between Tungray Technologies Inc and Wee Thuang Lee, dated as of March 29, 2023
4.3*	Form of Executive Employment Agreement between Tungray Technologies Inc and Lei Yao, dated as of March 29, 2023
4.4*	Employment Agreement between Tungray Singapore Pte. Ltd. and Lei Yao, dated as of July 1, 2022
4.5	Employment Agreement between Tungray Singapore Pte. Ltd. and Nina Qian, dated as of September 1, 2024.
4.6*	Form of Director Offer Letter
4.7	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on April 23, 2024)
8.1	List of Subsidiaries of the Registrant
11.1*	Code of Conduct and Ethics
11.2	Insider Trading Policy
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Tungray Technologies Inc

By:	/s/ Wanjun Yao
Name:	Wanjun Yao
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	May 14, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

For the Years Ended December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tungray Technologies Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tungray Technologies Inc (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 14, 2025

Tungray Technologies Inc and Subsidiaries

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	As of December 31, 2024	As of December 31, 2023
ASSETS

CURRENT ASSETS
Cash	$8,968,814	$10,802,405
Restricted cash	503,544	-
Accounts and notes receivable, net	2,393,902	3,574,739
Accounts receivable - related parties	327,556	319,589
Inventories, net	2,206,329	2,283,809
Prepayments, net	726,991	259,950
Prepayments - related parties, net	3,815,321	1,048,745
Other receivables and other current assets, net	507,523	215,651
Other receivables - related parties	320,447	23,816
Total current assets	19,770,427	18,528,704

PROPERTY AND EQUIPMENT, NET	6,173,176	6,326,369

OTHER ASSETS
Prepaid expenses and deposits	79,088	23,163
Prepayment for land use right	1,987,685	-
Long-term investment	205,499	211,271
Operating right-of-use assets	1,411,033	712,261
Finance right-of-use assets	221,847	-
Intangible assets	59,148	55,842
Deferred initial public offering (“IPO”) costs	-	1,192,734
Total non-current assets	3,964,300	2,195,271

Total assets	29,907,903	27,050,344

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	1,359,244	1,048,271
Accounts payable - related parties	79,988	498,923
Contract liabilities	6,115,315	4,010,832
Accrued expenses and other payables	1,450,005	1,289,941
Other payables - related parties	338,453	670,866
Current portion of banking facilities	80,588	140,162
Current portion of operating lease liabilities	184,201	46,232
Current portion of operating lease liabilities - related party	168,551	123,094
Current portion of finance lease liabilities	123,762	-
Taxes payable	703,264	1,206,141
Total current liabilities	10,603,371	9,034,462

OTHER LIABILITIES
Banking facilities	1,161,174	1,951,389
Operating lease liabilities	692,329	10,603
Operating lease liabilities - related party	190,752	339,450
Total other liabilities	2,044,255	2,301,442

Total liabilities	12,647,626	11,335,904

COMMITMENTS AND CONTINGENCIES

EQUITY
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 11,793,485 and 10,440,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,179	1,044
Class B ordinary shares, $0.0001 par value; 100,000,000 shares authorized; 4,560,000 shares issued and outstanding as of December 31, 2024 and 2023	456	456
Additional paid-in capital	3,135,124	332,574
Retained earnings	15,050,543	15,530,562
Statutory reserves	248,761	248,761
Accumulated other comprehensive loss	(1,012,187)	(284,444)
Total Tungray Technologies Inc's equity	17,423,876	15,828,953

NONCONTROLLING INTERESTS	(163,599)	(114,513)

TOTAL EQUITY	17,260,277	15,714,440

Total liabilities and shareholders' equity	$29,907,903	$27,050,344

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023	2022

Revenue - third parties	$12,770,907	$14,042,956	$16,267,211
Revenue - related parties	39,342	319,546	67,189
Total revenues	12,810,249	14,362,502	16,334,400

Cost of revenue - third parties	7,187,415	7,378,471	7,025,855
Cost of revenue - related parties	25,291	273,122	41,566
Total cost of revenues	7,212,706	7,651,593	7,067,421

Gross profit	5,597,543	6,710,909	9,266,979

Operating expenses:
Selling expenses	595,995	421,869	614,049
General and administrative expenses	4,594,438	4,397,603	4,540,771
Research and development expenses	1,063,210	791,762	829,211
Total operating expenses	6,253,643	5,611,234	5,984,031

(Loss) income from operations	(656,100)	1,099,675	3,282,948

Other income (expense)
Other income, net	220,477	336,576	197,290
Lease income - related party	19,762	19,126	25,129
Financial income (expenses), net	122,226	(160,735)	(35,699)
Total other income, net	362,465	194,967	186,720

(Loss) income before income taxes	(293,635)	1,294,642	3,469,668

Income tax expense	(278,082)	(537,881)	(628,534)

Net (loss) income	(571,717)	756,761	2,841,134

Less: net loss attributable to noncontrolling interests	(91,698)	(99,775)	(10,333)

Net (loss) income attributable to Tungray Technologies Inc	$(480,019)	$856,536	$2,851,467

Net (loss) income	$(571,717)	$756,761	$2,841,134

Foreign currency translation adjustment	(735,131)	113,999	(433,825)

Comprehensive (loss) income	(1,306,848)	870,760	2,407,309

Less: comprehensive loss attributable to noncontrolling interests	(99,086)	(100,078)	(13,265)

Total comprehensive (loss) income attributable to Tungray Technologies Inc	$(1,207,762)	$970,838	$2,420,574

Weighted average number of common shares outstanding - basic and diluted	15,949,600	15,000,000	15,000,000

(Loss) earnings per share - basic and diluted	$(0.03)	$0.06	$0.19

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars)

					Additional		Retained earnings		Accumulated other
	Class A ordinary shares		Class B ordinary shares		paid-in	Loan receivables-	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Shares	Par value	capital	related parties	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2021	10,440,000	$1,044	4,560,000	$456	$332,574	$(4,683,530)	$188,833	$16,352,598	$32,147	$(1,170)	$12,222,952
Repayments from loans receivable - related parties	-	-	-	-	-	3,812,241	-	-	-	-	3,812,241
Dividends declared to offset with loans receivable-related parties	-	-	-	-	-	951,209	-	-	-	-	951,209
Dividends declared	-	-	-	-	-	-	-	(4,470,111)	-	-	(4,470,111)
Net income	-	-	-	-	-	-	-	2,851,467	-	(10,333)	2,841,134
Statutory reserves	-	-	-	-	-	-	51,591	(51,591)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(79,920)	-	-	(430,893)	(2,932)	(513,745)
BALANCE, December 31, 2022	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$240,424	$14,682,363	$(398,746)	$(14,435)	$14,843,680
Net income	-	-	-	-	-	-	-	856,536	-	(99,775)	756,761
Statutory reserves	-	-	-	-	-	-	8,337	(8,337	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-		114,302	(303)	113,999
BALANCE, December 31, 2023	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$248,761	$15,530,562	$(284,444)	$(114,513)	$15,714,440
Net Loss								(480,019)		(91,698)	(571,717)
Share issuance upon initial public offering (“IPO”)	1,250,000	125	-	-	4,999,875	-	-	-	-	-	5,000,000
Issuance of warrants					202,346	-	-	-	-	-	202,346
Share issuance pursuant to exercise of over-allotment	103,485	10	-	-	413,930	-	-	-	-	-	413,940
Offering cost incurred for IPO and over-allotment	-	-	-	-	(2,813,601)	-	-	-	-	-	(2,813,601)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(727,743)	(7,388)	(735,131)
Capital contribution from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	50,000	50,000
BALANCE, December 31, 2024	11,793,485	$1,179	4,560,000	$456	$3,135,124	$-	$248,761	$15,050,543	$(1,012,187)	$(163,599)	$17,260,277

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net (loss) income	$(571,717)	$756,761	$2,841,134
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expense	365,366	248,146	174,440
Amortization expense	10,269	15,118	12,086
Provision for credit losses or doubtful accounts	217,471	190,983	22,837
Write-down of inventories	129,686	6,713	42,544
Deferred tax expense (benefits)	-	74,616	(14,816)
Amortization of operating lease right-of-use assets	261,754	154,455	120,053
Amortization of finance lease right-of-use assets	11,951	-	12,296
Loss from disposal of property and equipment	1,046	-	3,310
Changes in operating assets and liabilities
Accounts and notes receivable	1,019,565	(1,371,684)	651,386
Accounts receivable - related parties	(16,938)	(218,421)	60,552
Prepayments	(530,103)	275,082	221,842
Prepayments - related parties	(2,889,728)	(1,004,692)	(3,117)
Inventories	(117,157)	(909,054)	300,042
Other receivables and other current assets	(335,891)	(52,168)	275,108
Prepaid expenses and deposits	(57,373)	(1,107)	(23,274)
Operating lease receivable - related party	-	-	104,540
Accounts payable	345,455	(25,698)	(386,154)
Accounts payable - related party	(411,139)	392,777	57,673
Contract liabilities	2,244,964	2,146,876	(702,924)
Accrued expenses and other payables	201,624	307,405	(226,528)
Operating lease liabilities	(132,525)	(34,652)	-
Operating lease liabilities - related parties	(102,751)	(204,940)	(155,005)
Other payables – related parties	18,794	-	-
Taxes payable	(474,512)	(295,495)	250,042
Net cash (used in) provided by operating activities	(811,889)	451,021	3,638,067

Cash flows from investing activities:
Purchases of property, plant and equipment	(450,637)	(43,254)	(145,699)
Purchase of intangible assets	(15,170)	(37,993)	-
Prepayment for land use right	(2,016,296)	-	-
Deposit for long-term investment	-	-	(222,916)
Loans to related parties	(301,949)	(677,765)	(1,655,820)
Repayments from related parties	-	677,267	1,920,315
Net cash used in investing activities	(2,784,052)	(81,745)	(104,120)

Cash flows from financing activities:
Borrowings from related parties	178,860	1,587,015	250,166
Repayments to related parties	-	(1,511,509)	(1,956,190)
Repayments from loans receivable - related parties	-	-	3,812,241
Proceeds from bank loan	-	282,450	762,372
Repayments to bank loan	(795,394)	(1,218,164)	(1,264,754)
Repayments to third party loans	-	(194,226)	(195,317)
Repayments to related party loans	-	-	(435,193)
Repayments of finance lease liabilities	(119,223)	-	(36,097)
Dividends payments	(517,140)	(1,275,902)	(1,654,389)
Capital contribution from noncontrolling interest shareholder	50,000	-	-
Proceeds from issuance of shares upon IPO	5,000,000	-	-
Proceeds from issuance of shares pursuant to exercise of over-allotment	413,940	-	-
Payments of initial public offering costs	(1,418,521)	(474,972)	(680,125)
Net cash provided by (used in) financing activities	2,792,522	(2,805,308)	(1,397,286)

Effect of exchange rate change on cash and restricted cash	(526,628)	108,141	(342,913)

Net change in cash and restricted cash	(1,330,047)	(2,327,891)	1,793,748

Cash and restricted cash - beginning of the year	10,802,405	13,130,296	11,336,548

Cash and restricted cash - end of the year	$9,472,358	$10,802,405	$13,130,296
Cash	8,968,814	10,802,405	13,130,296
Restricted cash	503,544	-	-

Supplemental disclosure of cash flow information:
Interest paid	$66,864	$91,276	$155,054
Income tax paid	$746,044	$664,259	$390,936

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$235,556	$-	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,013,605	$391,309	$119,662
Termination of operating lease right-of-use asset with lease liability	$(27,667)	$-	$-
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$-	$381,710	$-
Dividends declared to offset with loans receivable - related parties upon execution of offset agreement	$-	$-	$951,209
Deferred IPO costs transfer to additional paid-in capital upon IPO	$(1,192,734)	$-	$-

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

On April 18, 2024, Tungray Technologies Inc. ("the Company") completed its initial public offering ("IPO") of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per share, resulting in gross proceeds of $5.0 million before deducting underwriting discounts and offering expenses.

In connection with the IPO, the Company granted US Tiger Securities, Inc. ("US Tiger"), the sole book-running manager, a 45-day option to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. On April 30, 2024, US Tiger partially exercised this option, purchasing an additional 103,485 Class A ordinary shares, resulting in additional gross proceeds of $413,940, before deducting underwriting discounts and offering expenses. Consequently, the total gross proceeds from the IPO, including the partial over-allotment exercise, amounted to approximately $5.41 million before deducting underwriting discounts and offering expenses.

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

Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd. (“Tongsheng Development ”)

●        A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●       Incorporated on August 22, 2022

●       Research and development of intelligent robots; sales of intelligent robots; sales of intelligent storage equipment

100% owned by Tungray Technology
Xi’an Tongri Intelligent Industrial Technology Co., Ltd.

●      A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)

●        Incorporated on June 25, 2023

●        Manufacturing, Research and development of intelligent robots; sales of intelligent robots

99.98% controlled by Tungray Singapore Pte. Ltd.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Segment Information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing January 1, 2024 and the adoption of the ASU does not have a material effect on its consolidated financial statements.

The Company applies the management approach to determine its reportable operating segments. This approach considers the internal organization and the reporting provided to the CODM for the purpose of resource allocation and performance evaluation. The CODM has been identified as the Chief Executive Officer and Chief Operating Officer, who collectively review financial results and make strategic decisions. Based on this structure and internal reporting, management has determined that the Company operates as a single operating segment under ASC 280. This conclusion reflects the integrated nature of the Company’s operations, which share resources across research and development, product design, marketing, operations, and administrative functions to deliver a unified suite of products and services. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making operating decisions. The Company manages assets on a consolidated basis as reported on the consolidated balance sheets.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company’s CODM use consolidated net (loss) income as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the consolidated statements of operations and comprehensive (loss) income and include cost of revenues, selling expenses, general and administrative expenses and research and development expenses. For significant segment expenses incurred during the years ended December 31, 2024, 2023 and 2022, refer to consolidated statements of operations and comprehensive (loss) income.

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

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive (loss) income.

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

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective years:

	As of and for the Years Ended December 31,
	2024	2023	2022

Year-end SGD: US$1 exchange rate	1.3662	1.3193	1.3404
Year-end RMB: US$1 exchange rate	7.2993	7.0999	6.8972
Year-average SGD: US$1 exchange rate	1.3363	1.3428	1.3787
Year-average RMB: US$1 exchange rate	7.1957	7.0809	6.7290

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

The fair value for certain assets and liabilities such as cash, restricted cash, accounts and notes receivable, prepayments, other receivables, and other current assets, short-term loans, accounts payable, contract liabilities, accrued expenses and other payables, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term loan from a bank approximates the fair value based on current yields for debt instruments with similar terms. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported as “Restricted cash” in the consolidated balance sheets. The Company’s restricted cash mainly represents the proceeds received through IPO deposited in the escrow account.

Accounts and notes receivable, net

Accounts receivable includes trade accounts due from customers. Accounts receivables are recorded at the invoiced amount less an allowance for expected credit losses and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to six months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee. As of December 31, 2024 and 2023, the allowance for credit losses of accounts and notes receivable was $534,562 and $472,293, respectively. For the years ended December 31, 2024, 2023 and 2022, the provision for credit losses of accounts and notes receivable was $77,399, $178,118 and $16,394, respectively.

Other receivables and other current assets

Other receivables and other current assets primarily include receivable from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, the Company provided allowance for credit losses of other receivable

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

and other current asset $278,776 and $252,947, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company recorded/(recovered) $38,690, $20,247, and ($5,268) provision for credit losses for other receivable and other current assets, respectively.

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

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which are accounts and notes receivable, and other receivables and other current assets. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers or other third parties, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Prepayments

The Company makes prepayments to suppliers in advance of receiving goods or services in accordance with underlying contractual terms with suppliers. Generally, prepayments are intended to expedite the delivery of required inventory as needed and to help ensure priority and preferential pricing on such goods or services.

These prepayments are unsecured and are reviewed periodically to determine whether the prepayment will be timely realized through the receipt of inventories, services, or refunds. If any amounts are deemed not realizable, the Company will recognize an allowance account to reserve for such balances. Management reviews its prepayments on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. As of December 31, 2024 and 2023, the Company provided a valuation allowance for prepayments of $67,312 and $22,308, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company (recovered)/recorded $47,115, ($7,382) and $11,710 provision for doubtful accounts of prepayments to third parties, respectively; and $54,267, $nil and $nil provision for doubtful accounts of prepayments to related parties, respectively.

Loans receivable – related parties

Loans receivable – related parties represent loans to various companies which are under common control of the same major shareholder. Those loans are interest free and were no specific time requirement for returning the loans based on the terms of the arrangement, and in fact they seldom are actually repaid. Thus those loans receivables are seen as created to meet “substantial assets” test or contribute capitals. Therefore, these loans are equivalent to unpaid subscriptions receivable for capital shares which Rule 5-02.30 of Regulation S-X requires to be ducted from the dollar amount of capital shares subscribed. As of December 31, 2024 and 2023, no allowance was deemed necessary. Loan receivables – related party are presented as reduction of shareholders’ equity pursuant to SAB Topic 4:G.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Long-term investment

The Company’s long-term investment consists of an equity investment without readily determinable fair value. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income / (loss) equal to the difference between the carrying value and fair value. No event had occurred and indicated that other-than-temporary impairment existed, and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2024, 2023 and 2022.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Buildings	50 years
Office equipment	3-5 years
Operation equipment	3-10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the Consolidated Statements of Income and Comprehensive (Loss) Income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended December 31, 2024, 2023 and 2022, there was no impairment of property and equipment was recognized.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

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

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good to the customer and is the unit of account in ASC Topic 606. A contract’s transaction price is recognized as revenue when the performance obligation is satisfied. Each of the Company’s contracts have distinct performance obligations, which are the promises to designs, manufactures, sells and installs individual goods or the promise to deliver services. The Company treats the distinct performance obligations as a single performance obligation as they are necessary and consecutive steps to complete a contract.

Assurance-type Warranty. An assurance-type warranty guarantees that the product will perform as promised and is not a performance obligation. This type of warranty promises to repair or replace a delivered good or service if it does not perform as expected. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it. Rather, to account for an assurance-type warranty the vendor should estimate and accrue a warranty liability when the promised good or service is delivered to the customer (see ASC 460-10).

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

Since the contract price and term is fixed and enforceable and assurance-type warranty guarantees the functionality of a product and the warranty is not accounted for as a separate performance obligation, thus no transaction price is allocated to it. The Company recognizes the full amount of sales at the point in time as the products are delivered or accepted by the customers according to the acceptance term included in the contract.

The Company’s revenues by geographic locations are summarized below:

	For the Years Ended December 31,
	2024	2023	2022
China revenues	$5,929,986	$5,333,982	$5,812,884
Singapore revenues	6,880,263	9,028,520	10,521,516
Total revenues	$12,810,249	$14,362,502	$16,334,400

Contract liabilities

The Company recognizes a receivable when it has an unconditional right to receive consideration from a customer. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. The Company recognizes accounts receivable when it completes performance obligation of receiving consideration and it has the unconditional right to receive consideration. As of December 31, 2024 and 2023, the Company did not record contract assets.

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be at a point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $3,804,266, $1,753,808 and $1,629,501 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Research and development expenses

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, and related expenses for the Company’s research and product development team.

Selling expenses

Selling expenses include expenses include salaries and other compensation-related expenses to the Company’s sales personnel and expenses relating to marketing and brand promotion activities.

General and administrative expenses

General and administrative expenses include salaries and other compensation-related to the Company’s general corporate functions, professional service fee, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Employee benefits

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $244,825, $257,024 and $233,008 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Warrants

Upon the closing of IPO in April 2024 and the exercise of over-allotment in April 2024, the Company issued to the lead underwriter warrants for 67,674 Class A ordinary shares and are exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. As of December 31, 2024 and 2023, the Company had unrecognized uncertain tax benefits of $240,930 and $247,697, respectively, which were presented and included in the income tax payable within tax payable in the consolidated balance sheets. The fluctuation of the unrecognized tax benefits is due to foreign exchange translation adjustments. For the years ended December 31, 2024, 2023 and 2022, the Company had accrued interest of $78,894, nil and nil respectively. No penalties incurred related to underpayment of income tax for the years ended December 31, 2024, 2023 and 2022.

Noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Leases

The Company accounts for leases in accordance with ASC 842. The Company entered into certain agreement as a lessor under which it leased its office building for a long-term period (more than 12 months) to the thirty parties. The Company also entered into one agreement as lessee to lease equipment to for one of its subsidiaries ‘operation. If any of the following criteria are met, the Company classifies the lease as a finance lease (as a lessee) or as a direct financing or sales-type lease (both as a lessor):

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

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

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

The Company accounts for those equipment leases in accordance with ASC 842. The primary accounting provisions the Company uses to classify transactions as financing leases or operating leases are (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term and (ii) the lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise. The equipment leases included those two terms, and the Company believes that the equipment leases should be classified as finance leases.

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

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024, 2023, and 2022, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

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

(Loss) earnings per share

(Loss) earnings per share (“EPS”) is computed by dividing net (loss) income attribute to the ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares.

Recent accounting pronouncements

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

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). The objective of ASU 2024-03 is to improve disclosures about a public entity’s expenses, primarily through additional disaggregation of income statement expenses. In January 2025, the FASB further clarified the effective date of ASU 2024-03 with the issuance of Accounting Standards Update 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and may be applied either on a prospective or retrospective basis. The Company is currently evaluating the impact ASU 2024-03 will have on its financial statement disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive (loss) income and statements of cash flows.

Note 3 – Accounts and notes receivable, net

	As of December 31, 2024	As of December 31, 2023

Accounts receivable	$2,605,556	$3,960,409
Notes receivable	322,908	86,623
Allowance for credit losses	(534,562)	(472,293)
Total accounts and notes receivable, net	$2,393,902	$3,574,739

Movements of allowance for credit losses of accounts and notes receivables are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Beginning balance	$472,293	$303,311	$310,968
Addition	77,399	178,118	16,394
Exchange rate effect	(15,130)	(9,136)	(24,051)
Ending balance	$534,562	$472,293	$303,311

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 4 – Other receivables and other current assets, net

	As of December 31, 2024	As of December 31, 2023
Due from third parties	$370,262	$452,544
Deductible value-added tax	385,494	-
Refundable deposits	30,543	16,054
Allowance for credit losses	(278,776)	(252,947)
Total other receivables and other current assets, net	$507,523	$215,651

Movements of allowance for credit losses of other receivables and other current assets are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Beginning balance	$252,947	$239,594	$264,880
Addition (recovery)	38,690	20,247	(5,268)
Exchange rate effect	(12,861)	(6,894)	(20,018)
Ending balance	$278,776	$252,947	$239,594

Note 5 – Inventories, net

	As of December 31, 2024	As of December 31, 2023

Raw materials	$262,772	$425,986
Finished goods	951,786	399,291
Work in process	991,771	1,458,532
Total inventories, net	$2,206,329	$2,283,809

The Company recorded $129,686, $6,713 and $42,544 impairment of inventories for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 6 – Prepayment for land use right

During the year ended December 31, 2024, the Company made a payment of $1,987,685 in connection with the acquisition of a land use right for a parcel of industrial land. As of December 31, 2024 and the date of the issuance of the consolidated financial statements, the land use right certificate application is still in progress, and the formal transfer of the legal title has not yet been completed.

Note 7 – Long-term investment

The Company’s subsidiary, Qingdao Intelligent, signed a long-term investment agreement with Qingdao Hangtianhuineng Dynamical System Co., Ltd. (“Hangtianhuineng”) on March 29, 2021, under which it will invest RMB 1.5 million (approximately $0.2 million) for 4.56% share in Haitianhuineng. Qingdao Intelligent paid RMB 1.5 million (approximately $0.2 million) to Hangtianhuineng in March 2022 and became a shareholder of Haitianhuineng. The Company does not have significant influence over Hangtianhuineng. In accordance with ASU 2016-01, as readily determinable fair value is not available for Hangtianhuineng, the Company elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2024 and 2023, the carrying amount of the Company’s equity investments in Hangtianhuineng was approximately $0.2 million, net of $nil in accumulated impairment and downward adjustments.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 8 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2024	As of December 31, 2023

Buildings	$6,328,381	$6,552,833
Office equipment	847,955	646,830
Operation equipment	1,605,896	1,522,831
Subtotal	8,782,232	8,722,494
Less: accumulated depreciation	(2,609,056)	(2,396,125)
Total	$6,173,176	$6,326,369

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 amounted to $365,366, $248,146 and $174,440, respectively.

Note 9 – Intangible assets, net

Intangible assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Land use rights*	$27,126	$27,888
Software	116,331	104,224
Technology knowhow	13,175	13,644
Less: Accumulated amortization	(97,484)	(89,914)
Total intangible assets, net	$59,148	$55,842

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

Amortization expense for the years ended December 31, 2024, 2023 and 2022 amounted to $10,269, $15,118 and $12,086, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending as of December 31, 2024:

Amortization
expenses
Twelve months ending December 31, 2025	$10,237
Twelve months ending December 31, 2026	10,237
Twelve months ending December 31, 2027	10,237
Twelve months ending December 31, 2028	2,866
Twelve months ending December 31, 2029	2,866
Thereafter	22,705
Total	$59,148

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 10 – Credit facilitates

Banking facilities

Outstanding balance of banking facilities consisted of the following:

Lender	Term	Interest rate	Collateral/Guarantee	As of December 31, 2024	As of December 31, 2023

United Overseas Bank Limited (“UOB”)	Varies from 36 monthly instalment, 72 monthly instalments, and 168 monthly instalments from the first date of first disbursement	Effective on September 20, 2022, the repriced interest rate changes to1st year and 2nd year fixed at 1.20% over the applicable 3-month compounded Singapore Overnight Rate Average (“SORA”); 3rd year and thereafter 2.00% over the applicable 3-month compounded SORA	Guaranteed by Mr. Wanjun Yao, the major shareholder, Mr. Jinan Tang, senior manager, Mrs. Liling Du, director, Mr. Demin Han, director, and the properties of Tung Resources	$-	$762,025
DBS Bank, Ltd. (“DBS”)	300 monthly instalments from the date of first disbursement	Effective on June 6, 2022, the repriced interest rate changes to 1st year and 2nd year fixed rate at 2.58%; SORA in-advance plus 3.00% (Margin)	Guaranteed by Mr. Wanjun Yao, the major shareholder, and the properties of Tung Resources	1,241,762	1,329,526
Standard Chartered Bank	180 months from the date of first disbursement	1st year and 2nd year fixed at 0.38% above fixed deposit rate, thereafter fixed at 1.78% above fixed deposit rate (the current 36-month fixed deposit rate for a 36-month Singapore dollar time deposit is 1.02% per annum)	Guaranteed by Mr. Wanjun Yao, major shareholder, Mr. Jinan Tang, senior manager, and the properties of Tungray Singapore	-	-
Total				1,241,762	2,091,551
Total current portion of banking facilities				(80,588)	(140,162)
Total noncurrent portion of banking facilities				$1,161,174	$1,951,389

Interest expense pertaining to the above loans for the years ended December 31, 2024, 2023 and 2022 amounted to $66,864, $110,136 and $209,734, respectively.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 11 – Accrued expenses and other payables

	As of December 31, 2024	As of December 31, 2023

Accrued expenses (i)	$279,394	$80,018
Accrued payroll	1,032,493	948,371
Estimated warranty liabilities (ii)	40,396	65,073
Intercourse funds payable (iii)	97,722	196,479
Total accrued expenses and other payables	$1,450,005	$1,289,941

(i)	Accrued expenses

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

Note 12 – Related party balances and transactions

The table below sets forth the major related parties which has balances or transactions during the years presented and their relationships with the Company:

Name of related parties	Relationship with the Company
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder
Hefei CAS Dihuge Automation Co. Ltd	10.27% ownership interest investee
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder
Wanjun Yao	Major shareholder/Chairman, Chief Executive Officer and Director
Jingan Tang	Director/Senior Manager of Tungray Industrial Automation Shenzhen
Liling Du	CFO of Tungray Singapore
Gang Wang	Shareholder of Tungray Singapore and Tung Resource
Demin Han	General Manager
Lei Yao	Chief Technology Officer
Mingxing Gao	General Manager

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Related party balances

Account Receivable – related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023

FDT (Qingdao) Intellectual Technology Co., Ltd	$30,092	$19,372
Tungray (Kunshan) Industrial Automation Co., Ltd	210,811	202,679
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	51,444	52,889
Kunshan Tungray Intelligent Technology Co., Ltd.	35,209	44,649
Total	$327,556	$319,589

Account payable, related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023

FDT (Qingdao) Intellectual Technology Co., Ltd.	$13,700	$365,665
Qingdao Tungray Technology Development Co., Ltd.	8,841	26,061
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	31,510	32,395
Shanghai Tongrui Investment Management Co., Ltd.	-	54,661
Kunshan Tungray Intelligent Technology Co., Ltd.	6,346	-
Hefei CAS Dihuge Automation Co., Ltd.	19,591	20,141
Total	$79,988	$498,923

Other receivables – related parties

Other receivables – related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as advances made by the Company on behalf of related parties, and advance to related parties. These balances are unsecured and non-interest bearing. Current receivables are due on demand.

Name of Related Party	As of December 31, 2024	As of December 31, 2023
Qingdao Tungray Biology Technology Co., Ltd.	$44,377	$23,816
FDT (Qingdao) Intellectual Technology Co., Ltd	227,242	-
Du Liling	48,828	-
Total	$320,447	$23,816

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

Name of Related Party	As of December 31, 2024	As of December 31, 2023
FDT (Qingdao) Intellectual Technology Co., Ltd	$39,323	$-
Tungray (Kunshan) Industrial Automation Co., Ltd.	-	41,853
Qingdao Tungray Technology Development Co., Ltd.	18,438	-
Jingan Tang	280,692	277,607
Liling Du	-	38,216
Gang Wang	-	54,005
Demin Han	-	156,455
Lei Yao	-	2,893
Mingxing Gao	-	99,837
Total	$338,453	$670,866

Prepayment-related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023

Shanghai Tongrui Investment Management Co., Ltd.	$20,254	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	776,878	-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	14,286	-
Qingdao Tungray Technology Development Co., Ltd.	53,497	55,000
Tungray (Kunshan) Industrial Automation Co., Ltd.	3,003,903	993,745
Provision of doubtful accounts	(53,497)	-
Total	$3,815,321	$1,048,745

Movements of provision of doubtful accounts of prepayments-related parties are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Beginning balance	$-	$-	$-
Addition (recovery)	54,267	-	-
Exchange rate effect	(770)	-	-
Ending balance	$53,497	$-	$-

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

Name of Related Party	As of December 31, 2024	As of December 31, 2023

Tungray (Qingdao) Technology Development Co., Ltd	$201,296	$244,112
Jingan Tang	158,007	218,432
Total	359,303	462,544
Current portion of operating lease liabilities - related parties	(168,551)	(123,094)
Noncurrent portion of operating lease liabilities - related parties	$190,752	$339,450

Related party transactions

Revenue from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022

Tungray (Kunshan) Industrial Automation Co., Ltd.	Sales of products	$8,581	$231,209	$-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Sales of products	-	26,245	-
FDT (Qingdao) Intellectual Technology Co., Ltd.	Sales of products	30,761	4,602	66,096
Kunshan Tungray Intelligent Technology Co., Ltd.	Sales of products	-	57,490	-
Kunshan Tongri Intelligent Manufacturing Technology Research Institute Co., Ltd	Sales of products	-	-	1,093
Total		$39,342	$319,546	$67,189

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Purchase from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
FDT (Qingdao) Intellectual Technology Co., Ltd.	Products and services purchase	$12,298	$961,525	$41,566
Tungray (Kunshan) Industrial Automation Co., Ltd.	Products and services purchase	12,993	-	-
Total		$25,291	$961,525	$41,566

Non-operating income- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
Qingdao Tungray Biology Technology Co., Ltd	Lease income	$19,762	$19,126	$25,129

Rental expenses- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023	2022
Qingdao Tungray Technology Development Co., Ltd	Lease expense	$59,963	$66,476	$51,219
Jingan Tang	Lease expense	71,255	72,411	63,841
Total		$131,218	$138,887	$115,060

Note 13 –Equity

Ordinary shares

Tungray was incorporated under the laws of Cayman Islands on June 1, 2022. As of June 1, 2022, the authorized shares capital of Tungray was USD50,000 divided into 500,000,000 ordinary shares of par value USD$0.0001 each, and the number of issued and outstanding ordinary shares was 1 share with a par value of USD$0.0001. On September 29, 2022, Tungray amended its Memorandum, and the authorized shares capital of Tungray became USD50,000 divided into 500,000,000 shares of a par value of USD$0.0001 each, of which (i) 400,000,000 are designated as Class A Ordinary Shares of a par value of USD$0.0001 each; and (ii) 100,000,000 are designated as Class B Ordinary Shares of a par value of USD$0.0001 each. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Except to the voting right and the conversion right, the rights, privileges and obligations of the Class A Ordinary Shares and Class B Ordinary Shares shall be pari passu in all aspects, including with respect to the dividends and right upon liquidation of the Company.

On April 18, 2024, the Company completed its IPO of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per share, resulting in gross proceeds of $5.0 million before deducting underwriting discounts and offering expenses.

In connection with the IPO, the Company granted US Tiger, the sole book-running manager, a 45-day option to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. On April 30, 2024, US Tiger partially exercised this option, purchasing an additional 103,485 Class A ordinary shares, resulting in additional gross proceeds of $413,940.

As of December 31, 2024, 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares are issued and outstanding. As of December 31, 2023, 10,440,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares are issued and outstanding.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Warrants

On April 23, 2024 and April 30, 2024, the Company issued 62,500 and 5,174 warrants to US Tiger, the sole book-running manager, as compensation for the services in connection with the IPO. The warrants have an exercise price of $4.8 and may be exercised on a cashless basis. The warrants would be exercisable for nominal consideration and have a five-year term starting from the date of the issuance of warrants. None of the warrants were exercised as of December 31, 2024.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

The fair value of the warrants was estimated at $202,346, using the Binominal model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

April 23, 2024
Exercise price	$4.80
Stock price	$5.75
Expected life of the warrants (years)	5
Risk free rate	4.63%
Dividend yield	-
Volatility	46.4%

The following table summarizes the Company’s activities and status of the warrants:

	Number of warrants	Weighted average exercise price	Weighted average remaining term (years)
Outstanding as of December 31, 2023	-	-
Issued	67,674	$4.00	5.0
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding as of December 31, 2024	67,674	$4.00	4.3

Statutory reserves

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. During the years ended December 31, 2024, 2023 and 2022, the PRC entities collectively attributed $nil, $8,337 and $51,591 of retained earnings for their statutory reserves, respectively.

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

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are paid-in-capital and statutory reserve of the PRC entities, which amounted to $5,745,059 and $2,984,735, respectively.

Note 14 – (Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share for the fiscal years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022

Net (loss) income attributable to Tungray Technologies Inc	(480,019)	$856,536	$2,851,467

Weighted average number of common shares outstanding
Basic and diluted	15,949,600	15,000,000	15,000,000

(Loss) earnings per share
Basic and diluted	(0.03)	0.06	0.19

For the year ended December 31, 2024, the 67,674 were excluded from calculation of diluted loss per share because the warrants were antidilutive.

Note 15 – Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

British Virgin Islands

Tungray Motion BVI, Tungray Electronics BVI and Tungray Intelligent BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Singapore

The Company’s subsidiaries incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first approximately $7,300 (SGD 10,000) taxable income and 50% of the next approximately $139,000 (SGD 190,000) taxable income are exempted from income tax.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis. EIT grants preferential tax treatment on certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Qingdao Intelligent, Shenzhen Tongri and Qingdao Electric are HNTEs. Qingdao Intelligent’s HNTE status expires in November 2026, and Shenzhen Tongri’s HNTE status expired and renewed in December 2024 and expires in December 2026, and Qingdao Electric’s HNTE status expires in December 2026. In addition, 100% of R&D expenses of all PRC entities are subject to additional deduction from pre-tax income.

The components of the Company’s income tax provision were as follows for the years indicated:

	For the Years Ended December 31,
	2024	2023	2022

Current	$278,082	$463,265	$643,350
Deferred	-	74,616	(14,816)
Total income tax provision	$278,082	$537,881	$628,534

(Loss) income before provision for income taxes is attributable to the following geographic locations for the years indicated:

	For the Years Ended December 31,
	2024	2023	2022

Singapore	$996,157	$2,679,481	$3,278,678
PRC	(1,110,121)	(1,384,839)	190,990
Cayman	(179,671)	-	-
Total (loss) income before income taxes	$(293,635)	$1,294,642	$3,469,668

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2024	2023	2022

Singapore income tax rate	17.0%	17.0%	17.0%
Difference from the effect of tax rates in a foreign jurisdiction (PRC)	19.8%	(14.6)%	1.0%
Effect of preferential tax rates	(20.1)%	7.9%	1.2%
Effect of changes in tax rates	(23.5)%	-%	-%
Tax rebate in Singapore	8.9%	(2.0)%	(0.7)%
Additional R&D deduction	38.1%	(10.1)%	(4.6)%
Change in valuation allowance	(0.5)%	36.4%	0.4%
Permanent differences (1)	(33.4)%	6.9%	3.8%
Effect of true-up on NOL	(74.2)%	-%	-%
Interest on uncertain tax position	(26.8)%	-%	-%
Effective tax rate	(94.7)%	41.5%	18.1%

(1)	Permanent differences mainly consisted of expenses which are non-deductible and income exemption under local tax laws.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	As of December 31, 2024	As of December 31, 2023

Deferred Tax Assets
Net operating loss carryforwards	$496,028	$423,228
Allowance for credit losses	115,111	151,335
Lease liabilities	216,316	96,541
Total deferred tax assets	827,455	671,104
Less: valuation allowance	(560,338)	(574,563)
Deferred tax assets, net of valuation allowance	$267,117	$96,541
Net off against deferred tax liabilities	(267,117)	(96,541)
Net deferred tax assets	$-	$-

	As of December 31, 2024	As of December 31, 2023

Deferred Tax Liabilities
Right-of-use assets	$267,117	$96,541
Deferred tax liabilities	$267,117	$96,541
Net off against deferred tax assets	(267,117)	(96,541)
Net deferred tax liabilities	$-	$-

The roll-forward of valuation allowance of deferred tax assets were as follows:

	For the Years Ended December 31,
	2024	2023	2022

Balance at beginning of the year	$574,563	$89,763	$154,941
Additions	111,410	488,670	-
Utilization	-	-	(62,982)
Reversal	(112,902)	-	-
Exchange rate effect	(12,733)	(3,870)	(2,196)
Total income before income taxes	$560,338	$574,563	$89,763

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carry-back of losses is not permitted. The Company will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future.

Total net operating losses (NOLs) carry-forwards of the Company’s subsidiaries in mainland China is $2,675,217 and $2,524,351 as of December 31, 2024 and 2023, respectively. As of December 31, 2024, net operating loss carry-forwards from PRC will expire in calendar years 2027 through 2034, if not utilized.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company had unrecognized uncertain tax benefits of $240,930 and $247,697, respectively, which were presented and included in the income tax payable within tax payable in the consolidated balance sheets. The fluctuation of the unrecognized tax benefits is due to foreign exchange translation adjustments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2024 and 2023, there

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

were $240,930 and $247,697 of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively.

The Company recognizes accrued interest related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2024, 2023 and 2022, the Company had accrued interest of $78,894, nil and nil respectively. The Company did not record any penalties related to unrecognized tax benefits.

As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2019 through 2023 for the Company’s subsidiaries in the Singapore is generally subject to examination by the Singapore tax authorities.

Taxes payable consist of the following:

	As of December 31, 2024	As of December 31, 2023

Income tax payable	$509,009	$991,161
VAT payable	153,621	182,647
Other tax payable	40,634	32,333
Totals	$703,264	$1,206,141

Note 16 – Concentrations of risks

(a) Major customers

For the year ended December 31, 2024, one customer accounted for 66.6% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for 64.2% of the Company’s total revenues. For the year ended December 31, 2022, one customer accounted for 60.7% of the Company’s total revenues.

As of December 31, 2024, one customer accounted for 23.9% of the total balance of accounts receivable. As of December 31, 2023, two customers accounted for 32.9% and 20.4% of the total balance of accounts receivable.

(b) Major vendors

For the years ended December 31, 2024, 2023 and 2022, no vendors accounted for more than 10% of the Company’s total purchases.

As of December 31, 2024, two vendors accounted for 13.8% and 12.4% of the total balance of accounts payable. As of December 31, 2023, one vendor accounted for 23.6% of the total balance of accounts payable.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2024, cash balance of RMB 8,114,184 ($1,111,639) was deposited with financial institutions located in China. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $57,000 (SGD 75,000) per account. As of December 31, 2024, the Company had cash balance of SGD 7,920,617 ($5,797,553) was maintained at DI Scheme banks in Singapore. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts and notes receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Foreign currency exchange rate risk

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Tongri Electric, Qingdao Tungray Intelligent and Tungray Industrial have operations, and their functional currency is RMB. Tungray Singapore and Tung Resource have operations and their functional currency is SGD. As a result, the Company is exposed to foreign exchange risk as the Company’s results of operations may be affected by fluctuations in the exchange rate between USD and RMB/SGD. If the RMB/SGD appreciates against the USD, the value of the Company’s RMB/SGD revenues, earnings, and assets as expressed in the Company’s USD financial statements will decline. The Company has not entered any hedging transactions in an effort to reduce the Company’s exposure to foreign exchange risk.

Note 17 – Leases

Lessor

The Company’s subsidiary in Qingdao entered into a lease agreement as a lessor under which it leased its building for 10 years expiring in 2028 to its related party, and the subsidiary in Singapore entered into three lease agreements as a lessor with different third parties. The Company’s leases are accounted as operating leases, and the Company recognizes the rental income on a straight-line basis over the terms of the leases. The total rental income was $135,604, $138,727 and $157,786 for the years ended December 31, 2024, 2023 and 2022, respectively.

Lessee

Equipment leases- third parties

One of the Company’s subsidiaries in PRC had one operation equipment leases which were classified as finance lease in accordance with ASC 842. This finance lease would expire in February 2025. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

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

The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using an effective interest rate of 3.95%, which is determined using an incremental borrowing rate with similar term in the PRC.

Finance lease expenses are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Amortization of leased asset	$11,951	$-	$12,296
Interest on lease liabilities	3,010	-	577
Total income before income taxes	$14,961	$-	$12,873

Supplemental cash flow information related to finance leases are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Cash paid for amounts included in the measurement of lease liabilities	$122,234	$-	$32,497
Right-of-use assets obtained in exchange for finance lease liabilities	235,556	-	-

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Weighted-average remaining term and discount rate related to finance leases were as follows:

	As of December 31, 2024	As of December 31, 2023

Weighted-average remaining term in number of months
Finance leases	11.00
Weighted-average discount rate
Finance leases	3.95%	-

Building leases – related parties and third parties

The Company entered related-party or third-party operating leases for building leases.

The Company accounts for those building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as finance leases. The building leases are classified as operating leases.

Those building leases were classified as operating at inception of the leases. Operating leases result in recognition of ROU assets and lease liabilities on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the adoption date of January 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term which this Company estimated to be 5 and 7 years.

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

Operating lease expenses consist of the following:

		For the Years Ended December 31,
	Classification	2024	2023	2022

Operating lease cost
Amortization of leased asset		$261,754	$154,455	$120,053
Interest on lease liabilities	Other expense - interest expenses	44,826	26,198	26,664
Total lease expenses		$306,580	$180,653	$146,717

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

There are no short-term lease expenses for the years ended December 31, 2024, 2023 and 2022.

Supplemental cash flow information related to operating leases are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Cash paid for amounts included in the measurement of lease liabilities	$280,013	$241,012	$72,225
Right-of-use assets obtained in exchange for operating lease liabilities	1,013,605	391,309	119,662

Weighted-average remaining term and discount rate related to operating leases were as follows:

	As of	As of
	December 31, 2024	December 31, 2023

Weighted-average remaining term in number of months
Operating leases	113.62	27.62
Weighted-average discount rate
Operating leases	4.10%	4.36%

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2024 for both operating lease and financing lease:

Lease payments
Twelve months ending December 31, 2025	$484,820
Twelve months ending December 31, 2026	361,083
Twelve months ending December 31, 2027	294,529
Twelve months ending December 31, 2028	237,232
Twelve months ending December 31, 2029	79,077
Total lease payments	1,456,741
Less: discount	(97,146)
Present value of lease liabilities	1,359,595
Current lease liabilities	(476,514)
Noncurrent lease liabilities	$883,081

Note 18 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Note 19 – Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date of the consolidated financial statement and concluded that no material subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 20 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	As of December 31, 2024	As of December 31, 2024

ASSETS
CURRENT ASSETS
Cash	$2,057,850	$-
Restricted cash	503,544	-
Prepayments, net	23,625
Other receivables and other current assets, net	16,000
Loans to subsidiaries	1,214,729
Total current assets	3,815,748	-

OTHER ASSETS
Investment in subsidiary	13,685,903	15,828,953
Total non-current assets	13,685,903	15,828,953

Total assets	17,423,876	15,828,953

LIABILITIES AND SHAREHOLDERS’ EQUITY

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 11,793,485 and 10,440,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,179	1,044
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,560,000 shares issued and outstanding as of December 31, 2024 and 2023	456	456
Additional paid-in capital	3,135,124	332,574
Retained earnings	15,050,543	15,530,562
Statutory reserves	248,761	248,761
Accumulated other comprehensive loss	(1,012,187)	(284,444)
Total shareholders’ equity	17,423,876	15,828,953

Total liabilities and shareholders’ equity	$17,423,876	$15,828,953

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,
	2024	2023	2022

OTHER INCOME (EXPENSE)
General and administrative expenses	$(202,301)	$-	$-
Other income, net	22,630
Equity (loss) income of subsidiaries	(300,348)	856,536	2,851,467
Total other (loss) income, net	(480,019)	856,536	2,851,467

NET (LOSS) INCOME	(480,019)	856,536	2,851,467
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(727,743)	114,302	(430,893)
COMPREHENSIVE (LOSS) INCOME	$(1,207,762)	$970,838	$2,420,574

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(480,019)	$856,536	$2,851,467
Adjustments to reconcile net(loss) income to net cash used in operating activities:
Equity loss (income) of subsidiaries	300,348	(856,536)	(2,851,467)
Changes in prepayments and other receivables	(39,625)	-	-
Net cash used in operating activities	(219,296)	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to subsidiaries	(1,214,729)	-	-
Net cash used in investing activities	(1,214,729)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares upon IPO	5,000,000	-	-
Proceeds from issuance of shares pursuant to exercise of over-allotment	413,940	-	-
Payments of initial public offering costs	(1,418,521)	-	-
Net cash provided by financing activities	3,995,419	-	-

Effect of exchange rate change on cash and restricted cash	-	-	-

Changes in cash and restricted cash	2,561,394	-	-

Cash and restricted cash, beginning of year	-	-	-

Cash and restricted cash, end of year	$2,561,394	$-	$-
Cash	2,057,850	-	-
Restricted cash	503,544	-	-