Form 20-F/A
period 2024-12-31
Tungray Technologies Inc
filed 2025-10-15
CIK 1943444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 20-F/A

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

Tungray Technologies Inc (the “Company”) is filing this amendment (the “Amendment”) to its Annual Report on Form 20-F (the “Annual Report”) for the year ended December 31, 2024, previously filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2025 (the “Original Filing”), to replace the audit report of its previous auditor Marcum Asia CPAs LLP in the Original Filing with an audit report of its current auditor Guangdong Prouden CPAs GP and to include the consolidated financial statements for the years ended December 31, 2023 and 2024 audited by the current auditor.

Except for (x) Part I, Item 5, Operating and Financial Review and Prospects, (y) the consolidated financial statements for the years ended December 31, 2023 and 2024, and (z) the auditor’s report, no other information included in the Annual Report as originally filed is being repeated in this Amendment. This Amendment should be read together with the Original Filing, except for Part I, Item 5, the consolidated financial statements for the years ended December 31, 2023 and 2024, and the auditor’s report. Cross-references within this Amendment to items other than those in Part III are references to those items in the Original Filing. This Amendment does not otherwise update the disclosures set forth in the Original Filing, including the consolidated financial statements for the year ended December 31, 2022.

Exhibits 12.1, 12.2, and 13.1 are being included in this Amendment and have been dated as of the date of this filing but are otherwise unchanged.

ii

Part I

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our revenues for the year ended December 31, 2024 were approximately $12.8 million, which represents an decrease of $1.6 million, or 10.8%, from Tungray’s total revenues of approximately $14.4 million for the year ended December 31, 2023. Tungray’s gross profit for the year ended December 31, 2024 was approximately $5.6 million, representing a decrease of $1.1 million, or 16.6%, from approximately $6.7 million for the year ended December 31, 2023. Tungray’s net (loss) income for the years ended December 31, 2024 and 2023 was approximately (0.6 million) and $0.8 million, respectively.

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

1. Customized Industrial Test and Tooling Solutions

●

Established Engineering Capabilities Our customers require many unique, customized features such as voltage, leakage, force tests to control product quality. They also require these testing solutions to readily integrate into their production lines. Our engineering capabilities, accumulated through the hundreds of projects we complete each year, enable us to offer our customers tailor-made solutions that address their unique needs. Our expertise in electro-mechanical design, software application and product testing help to create the final product that fulfills the required performance criteria of our customers, including a smooth integration into their current production workflow.

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

The ability to increase and retain customers

A significant amount of Tungray’s revenues is highly dependent on their ability to retain and increase customers, especially those major customers. For the years ended December 31, 2024 and 2023, Tungray and its subsidiaries had 182 and 163 customers, respectively. The average revenue per customer were approximately $70,000 and $88,000, respectively, for the years ended December 31, 2024 and 2023.

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

Investment in technology and talent

We expend considerable capital and efforts in the research and development of high-frequency power supply technology to maintain our competitiveness in the intelligent manufacturing industries. In light of the rapid growth of high-tech enterprises, intelligent manufacturing is the key to enterprise development, which requires the advancement of technology related to intelligent manufacturing to newer stages of development. To retain existing customers and attract potential customers, we will continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. We spent approximately $1.1 million and $0.8 million on research and development for the years ended December 31, 2024 and 2023, respectively.

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

Impact of material fluctuations in the supply of raw materials and energy costs

We are sensitive to price movements in our raw materials supply base. Our largest material purchases are for steel, aluminum and other oil and metal-based purchased components. Prices for these products, along with costs for transportation and energy, fluctuate with market conditions, and have generally increased over time. We may be unable to offset the impact with price increases on a timely basis due to outstanding commitments to our customers, competitive considerations or our customers’ resistance to accepting such price increases and our financial performance could be adversely impacted. A failure by our suppliers to continue to supply us with certain raw materials, component parts, or at all, could have a material adverse effect on us. To the extent there are energy supply disruptions or material fluctuations in energy costs, our margins could be materially adversely impacted.

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

Results of Operations

The following table summarizes Tungray’s consolidated results of operations for the years ended December 31, 2024 and 2023. This information should be read together with Tungray’s consolidated financial statements, and related notes included elsewhere in this prospectus.

	For the Years Ended December 31,
	2024	2023
	USD	USD

Revenues	12,810,249	14,362,502
Cost of revenues	(7,212,706)	(7,651,593)
Gross profit	5,597,543	6,710,909
Selling expenses	(595,995)	(421,869)
General and administrative expenses	(4,594,438)	(4,397,603)
Research and development expenses	(1,063,210)	(791,762)
(Loss) Income from operations	(656,100)	1,099,675
Other income, net	362,465	194,967
(loss) income before income taxes	(293,635)	1,294,642
Income tax expenses	(278,082)	(537,881)
Net (loss) income	(571,717)	756,761
Other comprehensive (loss) income	(735,131)	113,999
TOTAL COMPREHENSIVE (LOSS) INCOME	(1,306,848)	870,760

The year ended December 31, 2024 compared to the year ended December 31, 2023:

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

Our gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Years Ended December 31,		Variance
	2024	2023	Amount/%
	USD	USD
Customized products
Gross profit	5,274,860	6,336,257	(1,061,397)
Gross margin	52.1%	54.1%	(2.0)%
Standardized products
Gross profit	322,683	374,652	(51,969)
Gross margin	12.0%	14.2%	(2.2)%
Total
Gross profit	5,597,543	6,710,909	(1,113,366)
Gross margin	43.7%	46.7%	(3.0)%

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

Selling expenses increased by approximately $174,000, or 41.3%, from approximately $422,000 for the year ended December 31, 2023, to approximately $248,000 for the year ended December 31, 2024. The increase was mainly due to an increase in (i) advertising, traveling, meals and entertainment expenses of approximately $201,000; and (ii) salary and wages expenses of approximately $35,000.

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

Net (loss) income

As a result of the combination of factors discussed above, we had net loss of $572,000 for the year ended December 31, 2024 and net income of $757,000 for the year ended December 31, 2023. Comprehensive (loss) income attributable to us was approximately ($1.2 million) for the year ended December 31, 2024, compared to approximately $1.0 million for the year ended December 31, 2023.

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

The following table summarizes the key components of Tungray’s cash flows for the years ended December 31, 2024 and 2023.

	For the Years Ended December 31,
	2024	2023
	USD	USD

Net cash (used in) provided by operating activities	(811,889)	451,021
Net cash used in investing activities	(2,784,052)	(81,745)
Net cash provided by (used in) financing activities	2,792,522	(2,805,308)
Effect of exchange rate on cash and restricted cash	(526,628)	108,141
Change in cash and restricted cash	(1,330,047)	(2,327,891)
Cash and restricted cash, beginning of year	10,802,405	13,130,296
Cash and restricted cash, end of year	9,472,358	10,802,405
Cash	8,968,814	10,802,405
Restricted cash	503,544	-

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

Net cash provided by operating activities for the year ended December 31, 2023, was primarily attributable to net income of approximately $0.8 million with non-cash depreciation and amortization expenses of approximately $0.3 million, provision for credit losses or doubtful accounts of approximately $0.2 million, amortization of lease right-of-use assets of approximately $0.2 million, and deferred tax expenses of approximately $75,000. Cash inflow was also attributable to the increase in contract liabilities of approximately $2.1 million, the decrease in prepayments of approximately $0.3 million, the increase in accounts payable – related parties of approximately $0.4 million, and the increase in accrued expenses and other payables of approximately $0.3 million. Cash inflow was partially offset by the increase in accounts and notes receivable of approximately $1.4 million, the increase in accounts receivable – related parties of approximately $0.2 million, the increase in prepayments – related parties of approximately $1.0 million, the increase in inventories of approximately $0.9 million, the decrease in operating lease liabilities – related parties of approximately $0.2 million and the decrease in taxes payable of approximately $0.3 million.

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

Foreign Exchange Risk

Four of Tungray’s operating entities’ functional currency are RMB, and two of Tungray’s operating entities’ functional currency are SGD. As a result, Tungray is exposed to foreign exchange risk as Tungray’s results of operations may be affected by fluctuations in the exchange rate among SGD, USD, and RMB. If the RMB and SGD depreciates against the USD, the value of Tungray’s SGD or RMB revenues, earnings, and assets as expressed in Tungray’s USD financial statements will decline. Tungray has not entered into any hedging transactions in an effort to reduce Tungray’s exposure to foreign exchange risk.

C. Research and development, patents and license, etc.

See “Item 4. Information on the Company—B. Business Overview.”

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 and December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our significant accounting policies includes revenue recognition, inventory and costs of goods sold, accounts and notes receivable, net, property and equipment, net, income taxes, leases, and related party transactions. While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

Estimates are used when accounting for items and matters including the critical accounting estimates as follows:

Allowance for credit losses

Allowance for credit loss represents management’s best estimate of probable losses inherent in the portfolio. Commencing January 1, 2023, we adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Because expected credit loss can vary substantially over time, estimating expected credit losses requires a number of assumptions about matters that are uncertain.

We considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. Because estimating expected credit losses requires a number of assumptions about matters that are uncertain, expected credit losses can vary substantially over time.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. Significant judgment is required to determine whether unfavorable events or changes in circumstances exist and to determine key assumptions adopted in the cash flow projections. Changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests. For the years ended December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Valuation of deferred tax assets

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

We believe that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Tungray Technologies Inc, and its subsidiaries are included at the end of this Amendment.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Amended and Restated Memorandum and Articles of Association (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
1.2	Second Amended and Restated Memorandum and Articles of Association
2.1	Specimen Class A Ordinary Share Certificate (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
2.2	Form of Representative’s Warrant (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
2.3

Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on April 26, 2024)

4.1

Form of Executive Employment Agreement between Tungray Technologies Inc and Wanjun Yao, dated as of March 29, 2023 (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))

4.2

Form of Executive Employment Agreement between Tungray Technologies Inc and Lei Yao, dated as of March 29, 2023 (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))

4.3

Employment Agreement between Tungray Singapore Pte. Ltd. and Lei Yao, dated as of July 1, 2022 (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))

4.4

Employment Agreement between Tungray Singapore Pte. Ltd. and Nina Qian, dated as of September 1, 2024 (Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on May 14, 2025)

4.5	Form of Director Offer Letter (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
4.6	Underwriting Agreement (Incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on April 23, 2024)
8.1

List of Subsidiaries of the Registrant (Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on May 14, 2025)

11.1	Code of Conduct and Ethics (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
11.2	Insider Trading Policy (Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on April 26, 2024)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Tungray Technologies Inc

By:	/s/ Wanjun Yao
Name:	Wanjun Yao
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 14, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

For the Years Ended December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tungray Technologies Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tungray Technologies Inc (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025.

Guangzhou, China

October 14, 2025

Tungray Technologies Inc and Subsidiaries

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	As of	As of
	December 31, 2024	December 31, 2023
ASSETS

CURRENT ASSETS
Cash	$8,968,814	$10,802,405
Restricted cash	503,544	-
Accounts and notes receivable, net	2,393,902	3,574,739
Accounts receivable - related parties	327,556	319,589
Inventories, net	2,206,329	2,283,809
Prepayments, net	726,991	259,950
Prepayments - related parties, net	3,815,321	1,048,745
Other receivables and other current assets, net	507,523	215,651
Other receivables - related parties	320,447	23,816
Total current assets	19,770,427	18,528,704

NON-CURRENT ASSETS
Prepaid expenses and deposits	79,088	23,163
Prepayment for land use right	1,987,685	-
Long-term investment	205,499	211,271
Operating right-of-use assets	1,411,033	712,261
Finance right-of-use assets	221,847	-
Intangible assets	59,148	55,842
Deferred initial public offering (“IPO”) costs	-	1,192,734
Property and equipment, net	6,173,176	6,326,369

Total non-current assets	10,137,476	8,521,640

Total assets	29,907,903	27,050,344

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	1,359,244	1,048,271
Accounts payable - related parties	79,988	498,923
Contract liabilities	6,115,315	4,010,832
Accrued expenses and other payables	1,450,005	1,289,941
Other payables - related parties	338,453	670,866
Current portion of banking facilities	80,588	140,162
Current portion of operating lease liabilities	184,201	46,232
Current portion of operating lease liabilities - related party	168,551	123,094
Current portion of finance lease liabilities	123,762	-
Taxes payable	703,264	1,206,141
Total current liabilities	10,603,371	9,034,462

OTHER LIABILITIES
Banking facilities	1,161,174	1,951,389
Operating lease liabilities	692,329	10,603
Operating lease liabilities - related party	190,752	339,450
Total other liabilities	2,044,255	2,301,442

Total liabilities	12,647,626	11,335,904

COMMITMENTS AND CONTINGENCIES

EQUITY
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 11,793,485 and 10,440,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,179	1,044
Class B ordinary shares, $0.0001 par value; 100,000,000 shares authorized; 4,560,000 shares issued and outstanding as of December 31, 2024 and 2023	456	456

Additional paid-in capital	3,135,124	332,574
Retained earnings	15,050,543	15,530,562
Statutory reserves	248,761	248,761
Accumulated other comprehensive loss	(1,012,187)	(284,444)
Total Tungray Technologies Inc's equity	17,423,876	15,828,953

NONCONTROLLING INTERESTS	(163,599)	(114,513)

TOTAL EQUITY	17,260,277	15,714,440

Total liabilities and shareholders' equity	$29,907,903	$27,050,344

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023

Revenue - third parties	$12,770,907	$14,042,956
Revenue - related parties	39,342	319,546
Total revenues	12,810,249	14,362,502

Cost of revenue - third parties	7,187,415	7,378,471
Cost of revenue - related parties	25,291	273,122
Total cost of revenues	7,212,706	7,651,593

Gross profit	5,597,543	6,710,909

Operating expenses:
Selling expenses	595,995	421,869
General and administrative expenses	4,594,438	4,397,603
Research and development expenses	1,063,210	791,762
Total operating expenses	6,253,643	5,611,234

(Loss) income from operations	(656,100)	1,099,675

Other income (expense)
Other income, net	220,477	336,576
Lease income - related party	19,762	19,126
Financial income (expenses), net	122,226	(160,735)
Total other income, net	362,465	194,967

(Loss) income before income taxes	(293,635)	1,294,642

Income tax expense	(278,082)	(537,881)

Net (loss) income	(571,717)	756,761

Less: net loss attributable to noncontrolling interests	(91,698)	(99,775)

Net (loss) income attributable to Tungray Technologies Inc	$(480,019)	$856,536

Net (loss) income	$(571,717)	$756,761

Foreign currency translation adjustment	(735,131)	113,999

Comprehensive (loss) income	(1,306,848)	870,760

Less: comprehensive loss attributable to noncontrolling interests	(99,086)	(100,078)

Total comprehensive (loss) income attributable to Tungray Technologies Inc	$(1,207,762)	$970,838

Weighted average number of common shares outstanding - basic and diluted	15,949,600	15,000,000

(Loss) earnings per share - basic and diluted	$(0.03)	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars)

					Additional	Retained earnings		Accumulated other
	Class A ordinary shares		Class B ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Shares	Par value	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2022	10,440,000	$1,044	4,560,000	$456	$332,574	$240,424	$14,682,363	$(398,746)	$(14,435)	$14,843,680
Net income	-	-	-	-	-	-	856,536	-	(99,775)	756,761
Statutory reserves	-	-	-	-	-	8,337	(8,337)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-		114,302	(303)	113,999
BALANCE, December 31, 2023	10,440,000	$1,044	4,560,000	$456	$332,574	$248,761	$15,530,562	$(284,444)	$(114,513)	$15,714,440
Net Loss							(480,019)		(91,698)	(571,717)
Share issuance upon initial public offering (“IPO”)	1,250,000	125	-	-	4,999,875	-	-	-	-	5,000,000
Issuance of warrants					202,346	-	-	-	-	202,346
Share issuance pursuant to exercise of over-allotment	103,485	10	-	-	413,930	-	-	-	-	413,940
Offering cost incurred for IPO and over-allotment	-	-	-	-	(2,813,601)	-	-	-	-	(2,813,601)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(727,743)	(7,388)	(735,131)
Capital contribution from noncontrolling shareholder	-	-	-	-	-	-	-	-	50,000	50,000
BALANCE, December 31, 2024	11,793,485	$1,179	4,560,000	$456	$3,135,124	$248,761	$15,050,543	$(1,012,187)	$(163,599)	$17,260,277

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2024	2023

Cash flows from operating activities:
Net (loss) income	$(571,717)	$756,761
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expense	365,366	248,146
Amortization expense	10,269	15,118
Provision for credit losses or doubtful accounts	217,471	190,983
Write-down of inventories	129,686	6,713
Deferred tax expense	-	74,616
Amortization of operating lease right-of-use assets	261,754	154,455
Amortization of finance lease right-of-use assets	11,951	-
Loss from disposal of property and equipment	1,046	-
Changes in operating assets and liabilities
Accounts and notes receivable	1,019,565	(1,371,684)
Accounts receivable - related parties	(16,938)	(218,421)
Prepayments	(530,103)	275,082
Prepayments - related parties	(2,889,728)	(1,004,692)
Inventories	(117,157)	(909,054)
Other receivables and other current assets	(335,891)	(52,168)
Prepaid expenses and deposits	(57,373)	(1,107)
Operating lease receivable - related party	-	-
Accounts payable	345,455	(25,698)
Accounts payable - related party	(411,139)	392,777
Contract liabilities	2,244,964	2,146,876
Accrued expenses and other payables	201,624	307,405
Operating lease liabilities	(132,525)	(34,652)
Operating lease liabilities - related parties	(102,751)	(204,940)
Other payables – related parties	18,794	-
Taxes payable	(474,512)	(295,495)
Net cash (used in) provided by operating activities	(811,889)	451,021

Cash flows from investing activities:
Purchases of property, plant and equipment	(450,637)	(43,254)
Purchase of intangible assets	(15,170)	(37,993)
Prepayment for land use right	(2,016,296)	-
Loans to related parties	(301,949)	(677,765)
Repayments from related parties	-	677,267
Net cash used in investing activities	(2,784,052)	(81,745)

Cash flows from financing activities:
Borrowings from related parties	178,860	1,587,015
Repayments to related parties	-	(1,511,509)
Proceeds from bank loan	-	282,450
Repayments to bank loan	(795,394)	(1,218,164)
Repayments to third party loans	-	(194,226)
Repayments of finance lease liabilities	(119,223)	-
Dividends payments	(517,140)	(1,275,902)
Capital contribution from noncontrolling interest shareholder	50,000	-
Proceeds from issuance of shares upon IPO	5,000,000	-
Proceeds from issuance of shares pursuant to exercise of over-allotment	413,940	-
Payments of initial public offering costs	(1,418,521)	(474,972)
Net cash provided by (used in) financing activities	2,792,522	(2,805,308)

Effect of exchange rate change on cash and restricted cash	(526,628)	108,141

Net change in cash and restricted cash	(1,330,047)	(2,327,891)

Cash and restricted cash - beginning of the year	10,802,405	13,130,296

Cash and restricted cash - end of the year	$9,472,358	$10,802,405
Cash	8,968,814	10,802,405
Restricted cash	503,544	-

Supplemental disclosure of cash flow information:
Interest paid	$66,864	$91,276
Income tax paid	$746,044	$664,259

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$235,556	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$993,783	$377,039
Termination of operating lease right-of-use asset with lease liability	$(27,667)	$-
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$-	$381,710
Deferred IPO costs transfer to additional paid-in capital upon IPO	$(1,192,734)	$-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1– Nature of business and organization

Tungray Technologies Inc (“Tungray”) was incorporated and registered as an exempted company with limited liability under the laws of Cayman Islands on June 1, 2022. Tungray is a holding company and has no substantive operations other than holding all of the outstanding shares of its subsidiaries through various recapitalizations. Tungray and its subsidiaries are hereafter referred as the “Company.”

The Company, through its wholly-owned subsidiaries in Singapore and China, is engaged in the field of industrial automation. The Company is an engineer-to-order company that has provided its customers with tooling solutions and customized industrial manufacturing solutions to Original Equipment Manufacturers (“OEMs”) in the semiconductors, printers, electronics, and home appliances sectors.

Reorganization

On June 21, 2022, Tungray established three wholly-owned subsidiaries under the laws of the British Virgin Island (“BVI”), Tungray Motion Ltd (“Tungray Motion”), Tungray Electronics Ltd (“Tungray Electronics”) and Tungray Intelligent Technology Ltd (“Tungray Intelligent”), which are three investment holding companies (collectively, the “BVI Holding Companies”) with limited liability.

Tungray completed various recapitalizations under common control of its then existing shareholders, who collectively owned all of the equity interests of those three BVI Holding Companies prior to the Reorganization, through the following transactions (together with the foregoing, the “Reorganization”):

●

On November 22, 2022, Tungray acquired 100% of the equity interests in Tungray Singapore Pte. Ltd. (“Tungray Singapore”), a Singapore limited company, through Tungray Motion, for nominal consideration.

●	On November 22, 2022, Tungray acquired 100% of the equity interests in Tung Resource Pte Ltd (“Tung Resource”) a Singapore limited company, through Tungray Electronics, for nominal consideration.

●

On July 14, 2022, Tungray Intelligent established a wholly-owned subsidiary Tungray Technology Pte Ltd (“Tungray Technology”), a Singapore limited company, which established Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd (“Tongsheng Development”) on August 22, 2022 under the laws of the PRC. On September 28, 2022, Tungray acquired 100% of the equity interests in Qingdao Tungray Intelligent Technology Co., Ltd (“Qingdao Tungray Intelligent”) through Tungray Intelligent and Tongsheng Development, for no consideration.

Before and after the Reorganization, the Company, together with its subsidiaries (as indicated above), is effectively controlled by the majority shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

On April 18, 2024, the Company completed its initial public offering ("IPO") of 1,250,000 Class A ordinary shares at a public offering price of $4.00 per share, resulting in gross proceeds of $5.0 million before deducting underwriting discounts and offering expenses.

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

●      A PRC limited liability company and deemed a WFOE

●       Incorporated on December 26, 2001

●       Design, R&D and manufacturing of induction brazing equipment, induction hardening equipment, automatic welding equipment, linear motors, DD motors

100% owned by Tung Resource

Qingdao Tungray Intelligent Technology Co., Ltd (“Qingdao Tungray Intelligent”)

●      A PRC limited liability company and deemed aWFOE

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
Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd. (“Tongsheng Development ”)

●        A PRC limited liability company and deemed a WFOE

●       Incorporated on August 22, 2022

●       Research and development of intelligent robots; sales of intelligent robots; sales of intelligent storage equipment

100% owned by Tungray Technology
Xi’an Tongri Intelligent Industrial Technology Co., Ltd.	● A PRC limited liability company and deemed a WFOE ● Incorporated on June 25, 2023 ● Manufacturing, Research and development of intelligent robots; sales of intelligent robots	97.7% controlled by Tungray Singapore Pte. Ltd.

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

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Segment Information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

In November 2023, the FASB issued Accounting Standards Updates (“ASU”) No. 2023-07, “Improvements to Reportable Segment Disclosures (Topic 280)”. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing January 1, 2024 and the adoption of the ASU does not have a material effect on its consolidated financial statements.

The Company applies the management approach to determine its reportable operating segments. This approach considers the internal organization and the reporting provided to the CODM for the purpose of resource allocation and performance evaluation. The CODM has been identified as the Chief Executive Officer, who reviews financial results and makes strategic decisions. Based on this structure and internal reporting, management has determined that the Company operates as a single operating segment under ASC 280. This conclusion reflects the integrated nature of the Company’s operations, which share resources across research and development, product design, marketing, operations, and administrative functions to deliver a unified suite of products and services. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making operating decisions. The Company manages assets on a consolidated basis as reported on the consolidated balance sheets.

The Company’s CODM use consolidated net (loss) income as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the consolidated statements of operations and comprehensive (loss) income and include cost of revenues, selling expenses, general and administrative expenses and research and development expenses. For significant segment expenses incurred during the years ended December 31, 2024, and 2023, refer to consolidated statements of operations and comprehensive (loss) income.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, allowance for credit losses, estimated useful lives and impairment of property and equipment, valuation of deferred tax assets, fair value of warrant, net realizable value of inventory and other provisions and contingencies. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

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

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore and the People’s Republic of China (“PRC”)

conduct their businesses and maintain its books and record in the local currency, Singapore Dollars (“SGD”) and Chinese Renminbi (“RMB”), as their functional currency, respectively.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.  The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective years:

	As of and for the Years Ended December 31,
	2024	2023

Year-end SGD: US$1 exchange rate	1.3662	1.3193
Year-end RMB: US$1 exchange rate	7.2993	7.0999
Year-average SGD: US$1 exchange rate	1.3363	1.3428
Year-average RMB: US$1 exchange rate	7.1957	7.0809

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

Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported as “Restricted cash” in the consolidated balance sheets. The Company’s restricted cash mainly represents the proceeds received through IPO deposited in the escrow account. It has been released to the company’s account in May 2025.

Accounts and notes receivable, net

Accounts receivable includes trade accounts due from customers. Accounts receivables are recorded at the invoiced amount less an allowance for expected credit losses and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Notes receivable represents trade accounts receivable due from various customers where the customers’ banks or customers have guaranteed the payments. The notes are non-interest bearing and normally paid within three to six months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee. As of December 31, 2024 and 2023, the allowance for credit losses of accounts and notes receivable was $534,562 and $472,293, respectively. For the years ended December 31, 2024, and 2023, the provision for credit losses of accounts and notes receivable was $77,399, and $178,118, respectively.

Other receivables and other current assets, net

Other receivables and other current assets primarily include receivable from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, the Company provided allowance for credit losses of other receivable and other current asset $278,776 and $252,947, respectively. For the years ended December 31, 2024, and 2023, the Company recorded $38,690 and $20,247 provision for credit losses for other receivable and other current assets, respectively.

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

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which are accounts and notes receivable, and other receivables and other current assets. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers or other third parties, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method to calculate credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

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

These prepayments are unsecured and are reviewed periodically on an individual basis by considering aging history, specific risk characteristics of vendors and other factors to determine whether the prepayment will be timely realized through the receipt of inventories, services, or refunds. If any amounts are deemed unrealizable, the Company will recognize an allowance account to reserve for such balances. Management reviews its prepayments on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. As of December 31, 2024 and 2023, the Company provided a valuation allowance for prepayments of $67,312 and $22,308, respectively. During the years ended December 31, 2024 and 2023, the Company recorded/ (recovered) $47,115 and ($7,382) provision for doubtful accounts of prepayments to third parties, respectively; and $54,267 and $nil provision for doubtful accounts of prepayments to related parties, respectively.

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

For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income / (loss) equal to the difference between the carrying value and fair value. No event had occurred and indicated that other-than-temporary impairment existed, and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2024 and 2023.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Buildings	50 years
Office equipment	3-5 years
Operation equipment	3-10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the Consolidated Statements of Operations and Comprehensive (Loss) Income. Expenditure for maintenance and repairs is charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for 50 years. The Company also has obtained several software and technology know-how with the useful life of 3 years to 5 years. The Company amortizes the cost of the intangible assets over their useful life using the straight-line method.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Revenue recognition

The Company follows the revenue accounting requirements of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize - revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

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

Assurance-type Warranty. An assurance-type warranty guarantees that the product will perform as promised and is not a performance obligation. This type of warranty promises to repair or replace a delivered good or service if it does not perform as expected. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it. Rather, to account for an assurance-type warranty the vendor should estimate and accrue a warranty liability when the promised good or service is delivered to the customer.

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

The Company’s revenue recognition policies are effective upon the adoption of ASC 606. The Company has identified two primary revenue streams: revenue from standard products and revenue from customized products.

The company recognizes revenue from standard products using following 5 steps model: 1) Identify the contract with a customer: each sale is supported by a legally enforceable purchase order or sales agreement outlining the product, pricing, delivery terms, and payment terms. 2) Identify the performance obligations: the Company’s performance obligation is to deliver the standard product to the customer. Shipping, handling, are considered fulfilment activities, not separate performance obligations. 3) Determine the transaction price: The transaction price is fixed and stated in the contract. Historically, the Company has not provided significant discounts or experienced significant returns. Any variable consideration such as allowances is estimated and constrained appropriately. 4) Allocate the transaction price: as there is a single performance obligation, the entire transaction price is allocated to the delivery of the product. 5) Recognize revenue when the performance obligation is satisfied: revenue is recognized at a point in time when control of the product is transferred to the customer. This typically occurs when the customer obtains physical possession, legal title, and the risks and rewards of ownership, which may be when goods are delivered and or when they are on board at customs, depending on the type of contractual terms.

Customized products are specially designed and manufactured automatic testing or welding equipment tailored to specific customer requirements.

The company recognizes revenue from customized products using following 5 steps model: 1) Identify the contract with a customer: contracts are established with enforceable terms and pricing, often including technical specifications, milestone obligations, and acceptance provisions. 2) Identify the performance obligations: the contract typically includes a single performance obligation to design, manufacture, deliver, and install a customized product. Installation and acceptance are integral to the performance obligation and not treated separately. 3) Determine the transaction price: the transaction price is fixed and agreed upon in the contract. As with standard products, the Company does not typically provide significant discounts or experience returns. Variable consideration is estimated and constrained.4) Allocate the transaction price: since the contract includes a single performance obligation, the entire transaction price is allocated to the customized product. 5) Recognize revenue when the performance obligation is satisfied: revenue is recognized at the point only after the product is delivered, installation is completed (if specified), and the customer provides formal acceptance, particularly when substantive acceptance criteria are defined in the contract.

If substantive completion inspection or acceptance clauses are present, revenue recognition is deferred until all such criteria are fulfilled.

Since the contract price and term is fixed and enforceable and assurance-type warranty guarantees the functionality of a product and the warranty is not accounted for as a separate performance obligation, no transaction price is allocated to it. The Company recognizes the full amounts of sales at the point in time as the products are delivered or accepted by the customers according to the acceptance term included in the contract.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Depending on the nature of the transaction and the Company's role in the transaction, revenue is recognized on either a gross or net basis. Gross Method – Self-Manufactured Products: for sales of products that are designed, developed, and manufactured by the Company, revenue is recognized on a gross basis. The Company acts as the principal in these transactions, bearing inventory risk and having control over the product prior to transfer to the customer. Accordingly, the full amount of consideration received from customers is recorded as revenue at the point in time when control of the goods transfers to the customer, typically upon delivery or acceptance, depending on the contract terms. Net Method – Trading Products: for certain trading transactions where the Company procures finished goods from third-party suppliers and resells them to customers without significant modifications or added value, the Company acts as an agent rather than a principal. In these cases, revenue is recognized on a net basis, representing only the amount of the fee or commission that the Company expects to retain. This presentation reflects that the Company does not obtain control of the goods prior to transfer to the customer. Judgment is applied in determining whether the Company is acting as principal or agent based on indicators including inventory risk, discretion in establishing pricing, and primary responsibility for fulfillment.

The determination of whether revenue should be presented gross or net requires careful assessment of the nature of the Company’s performance obligations in each transaction type.

The Company’s revenues by geographic location are summarized below:

	For the Years Ended December 31,
	2024	2023
China revenues	$5,929,986	$5,333,982
Singapore revenues	6,880,263	9,028,520
Total revenues	$12,810,249	$14,362,502

The company’s revenues by timing of revenue recognition are summarized below:

	For the Years Ended December 31,
	2024	2023
At a point in time	$12,810,249	$14,362,502
Over time	-	-
Total revenues	$12,810,249	$14,362,502

The Company’s revenues by gross vs net method are summarized below:

	For the Years Ended December 31,
	2024	2023
Gross method	$12,810,249	$14,071,554
Net method	-	290,948
Total revenues	$12,810,249	$14,362,502

The Company’s revenues by revenue streams are summarized below:

	For the Years Ended December 31,
	2024	2023
Customized products	$10,128,540	$11,722,295
Standardized products	2,681,709	2,640,207
Total revenues	$12,810,249	$14,362,502

Contract liabilities

The Company recognizes a receivable when it has an unconditional right to receive consideration from a customer. The right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. The Company recognizes accounts receivable when it completes performance obligation of receiving consideration and it has the unconditional right to receive consideration. As of December 31, 2024 and 2023, the Company did not record contract assets.

Contract liabilities are cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be at a point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $3,804,266 and $1,753,808 for the years ended December 31, 2024 and 2023, respectively.

Chinese value-added tax (“VAT”)

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). The products sold to the customers outside of China are not subject to a Chinese VAT. VAT taxes are presented as a reduction of revenue.

Goods and services taxes (“GST”)

The products sold in the Singapore are subject to a goods and services tax (“GST”). The products sold to the customers outside of Singapore are not subject to a GST. GST taxes are presented as a reduction of revenue. The GST is calculated based on gross sales price. GST rate was generally 8% in Singapore, which was further increased to 9% with effect from January 1, 2024. Entities that are GST-registered taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

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

The Company’s costs include the amount it pays manufacturers for products, labor costs, lease and utility expenses for factories, tariffs and duties associated with the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

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

Employee benefits

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $244,825 and $257,024 for the years ended December 31, 2024 and 2023, respectively.

Deferred IPO costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the IPO and that will be charged to shareholders equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Warrants

Upon the closing of IPO in April 2024 and the exercise of over-allotment in April 2024, the Company issued to the lead underwriter warrants for 67,674 Class A ordinary shares and are exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is calculated using the balance sheet assets and liabilities method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. As of December 31, 2024 and 2023, the Company had unrecognized uncertain tax benefits of $240,930 and $247,697, respectively, which were presented and included in the income tax payable, within the consolidated balance sheets. The fluctuation of the unrecognized tax benefits is due to foreign exchange translation adjustments. For the years ended December 31, 2024 and 2023, the Company had accrued interest of $78,894 and nil respectively. No penalties incurred related to underpayment of income tax for the years ended December 31, 2024 and 2023.

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

Lessor

The Company entered into lease agreements as a lessor under which it leased its office building for a long-term period (more than 12 months) to third parties and one lease agreement to a related party. The Company accounts for these leases in accordance with ASC 842. Pursuant to ASC 842-30, a lessor would classify a lease as an operating lease when not of the sales-type lease or direct financing lease classification criteria are met. The Company’s underlying building property was classified as operating lease. The Company will maintain the underlying building asset and recognizes lease income on the straight-line basis over the lease term in other income.

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

Lease terms used to calculate the present value of lease payments generally include periods covered by  options to extend, or renew the lease, as the Company has reasonable certainty at lease inception that these options will be exercised, and periods covered by options to terminate the lease, as the Company has reasonable certainty at lease inception that these options will not be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the office equipment on the remaining balance of the liability.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024 and 2023, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

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

(Loss) earnings per share

(Loss) earnings per share (“EPS”) is computed by dividing net (loss) income attribute to the ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024 and 2023, there were no dilutive shares.

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

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024 for public business entities, and December 15, 2025 for entities other than public business entities. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company has evaluated that the potential impact of adopting this new guidance on its consolidated financial statements and considered the adoption will result in the required additional disclosures being included in the Group's consolidated financial statements.

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

Note 3 – Accounts and notes receivable, net

	As of	As of
	December 31,	December 31,
	2024	2023

Accounts receivable	$2,605,556	$3,960,409
Notes receivable	322,908	86,623
Allowance for credit losses	(534,562)	(472,293)
Total accounts and notes receivable, net	$2,393,902	$3,574,739

Movements of allowance for credit losses of accounts and notes receivables are as follows:

	For the Years Ended December 31,
	2024	2023

Beginning balance	$472,293	$303,311
Addition	77,399	178,118
Exchange rate effect	(15,130)	(9,136)
Ending balance	$534,562	$472,293

Note 4 – Other receivables and other current assets, net

	As of	As of
	December 31,	December 31,
	2024	2023
Due from third parties	$370,262	$452,544
Deductible value-added tax	385,494	-
Refundable deposits	30,543	16,054
Allowance for credit losses	(278,776)	(252,947)
Total other receivables and other current assets, net	$507,523	$215,651

Movements of allowance for credit losses of other receivables and other current assets are as follows:

	For the Years Ended December 31,
	2024	2023

Beginning balance	$252,947	$239,594
Addition	38,690	20,247
Exchange rate effect	(12,861)	(6,894)
Ending balance	$278,776	$252,947

Note 5 – Inventories, net

	As of December 31, 2024	As of December 31, 2023

Raw materials	$504,898	$562,296
Finished goods	1,081,989	457,136
Work in process	936,381	1,465,100
Subtotal	$2,523,268	$2,484,532
Less: impairment loss	(316,939)	(200,723)
Total inventories, net	$2,206,329	$2,283,809

The Company recorded $129,686 and $6,713 impairment of inventories for the years ended December 31, 2024 and 2023, respectively.

Note 6 – Prepayment for land use right

During the year ended December 31, 2024, the Company made a payment of $1,987,685 in connection with the acquisition of a land use right for a parcel of industrial land. As of December 31, 2024, the land use right certificate application was still in progress, and the formal transfer of the legal title has not yet been completed. The land use right certificated has been obtained in June 2025.

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

Note 8 – Property and equipment, net

Property and equipment, net consist of the following:

	As of	As of
	December 31,	December 31,
	2024	2023

Buildings	$6,328,381	$6,552,833
Office equipment	847,955	646,830
Operation equipment	1,605,896	1,522,831
Subtotal	8,782,232	8,722,494
Less: accumulated depreciation	(2,609,056)	(2,396,125)
Total	$6,173,176	$6,326,369

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $365,366 and $248,146, respectively.

As of December 31, 2024 and 2023, the information of the Company’s buildings, which were pledged as collateral under a maximum mortgage agreement, is as below:

	Asset Category	Gross Amount	Accumulated Depreciation	Net Book Value	Useful Life	Method
2024-12-31	Buildings	69,349	(25,632)	43,717	20 years	Straight line
2023-12-31	Buildings	71,297	(23,127)	48,169	20 years	Straight line

Note 9 – Intangible assets, net

Intangible assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Land use rights*	$27,126	$27,888
Software	116,331	104,224
Technology knowhow	13,175	13,644
Less: Accumulated amortization	(97,484)	(89,914)
Total intangible assets, net	$59,148	$55,842

The land use rights granted to the Company are amortized using the straight-line method over a term of fifty years.

The Company’s subsidiary, Tongri Electric, has obtained the right to use two parcels of land for its factories from the Qingdao local government for 50 years. The land use rights are to expire in the years 2055 and 2062. The acquisition costs of the land use rights were amortized with the building over 50 years. The use of land will be based on the specific requirement by the local government who has the right to direct how and for what purpose the land is used.

Amortization expense for the years ended December 31, 2024 and 2023 amounted to $10,269 and $15,118, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending as of December 31, 2024:

Amortization
expenses
Twelve months ending December 31, 2025	$10,237
Twelve months ending December 31, 2026	10,237
Twelve months ending December 31, 2027	10,237
Twelve months ending December 31, 2028	2,866
Twelve months ending December 31, 2029	2,866
Thereafter	22,705
Total	$59,148

As of December 31, 2024 and 2023, the Company’s land information which were pledged as collateral under a maximum mortgage agreement as below:

	Asset Category	Gross Amount	Accumulated Depreciation	Net Book Value	Useful Life	Method
2024-12-31	Land	23,016	(10,357)	12,659	50 years	Straight line
2023-12-31	Land	23,662	(10,175)	13,488	50 years	Straight line

Note 10 – Credit facilitates

Banking facilities

Outstanding balance of banking facilities consisted of the following:

Lender	Term	Interest rate	Collateral/Guarantee	As of December 31, 2024	As of December 31, 2023

United Overseas Bank Limited (“UOB”)	Varies from 36 monthly instalment, 72 monthly instalments, and 168 monthly instalments from the first date of first disbursement	Effective on September 20, 2022, the repriced interest rate changes to1st year and 2nd year fixed at 1.20% over the applicable 3-month compounded Singapore Overnight Rate Average (“SORA”); 3rd year and thereafter 2.00% over the applicable 3-month compounded SORA	Guaranteed by Mr. Wanjun Yao, the major shareholder, Mrs. Liling Du, director, Mr. Demin Han, director, and the properties of Tung Resources	$-	$762,025
DBS Bank, Ltd. (“DBS”)	300 monthly instalments from the date of first disbursement	Effective on June 6, 2022, the repriced interest rate changes to 1st year and 2nd year fixed rate at 2.58%; SORA in-advance plus 3.00% (Margin)	Guaranteed by Mr. Wanjun Yao, the major shareholder, Mrs. Liling Du, director, Mr. Demin Han, director, and the properties of Tung Resources	1,241,762	1,329,526

Standard Chartered Bank	180 months from the date of first disbursement	1st year and 2nd year fixed at 0.38% above fixed deposit rate, thereafter fixed at 1.78% above fixed deposit rate (the current 36-month fixed deposit rate for a 36-month Singapore dollar time deposit is 1.02% per annum)	Guaranteed by Mr. Wanjun Yao, major shareholder, Mr. Jinan Tang, senior manager, and the properties of Tungray Singapore	-	-
Total				1,241,762	2,091,551
Total current portion of banking facilities				(80,588)	(140,162)
Total noncurrent portion of banking facilities				$1,161,174	$1,951,389

Interest expense pertaining to the above loans for the years ended December 31, 2024 and 2023 amounted to $66,864 and $110,136, respectively.

Note 11 – Accrued expenses and other payables

	As of December 31, 2024	As of December 31, 2023

Accrued expenses (i)	$246,676	$80,018
Accrued payroll	1,032,493	948,371
Estimated warranty liabilities (ii)	40,396	65,073
Intercourse funds payable (iii)	130,440	196,479
Total accrued expenses and other payables	$1,450,005	$1,289,941

(i)	Accrued expenses

The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal, audit and accounting fees, and other miscellaneous office related expenses.

(ii)	Estimated warranty liabilities

The assurance-type warranties are accounted for as warranty obligations and are accrued in accordance with ASC 460-10, which details the accounting for guarantees. The warranty liability estimate is based on the average historical defect and replacement rate of each major product category and multiplied by the total sale amount of the category for each year.

(iii)	Intercourse funds payable

The intercourse funds payable are those nontrade payables arising from transactions between the Company and certain third parties, such as related deposits and outstanding payment for a vehicle. Intercourse funds payable are due on demand.

Note 12 – Related party balances and transactions

The table below sets forth the major related parties which have balances or transactions during the years presented and their relationships with the Company:

Name of related parties	Relationship with the Company
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder
Hefei CAS Dihuge Automation Co. Ltd	10.27% ownership interest by Shanghai Tongrui Investment Management Co., Ltd.
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder
Wanjun Yao	Major shareholder/Chairman, Chief Executive Officer and Director
Jingan Tang	Director/Senior Manager of Tungray Industrial Automation Shenzhen
Liling Du	CFO of Tungray Singapore
Gang Wang	Shareholder of Tungray Singapore and Tung Resource
Demin Han	General Manager
Lei Yao	Chief Technology Officer
Mingxing Gao	General Manager

Related party balances

Account Receivable – related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023

FDT (Qingdao) Intellectual Technology Co., Ltd	$30,092	$19,372
Tungray (Kunshan) Industrial Automation Co., Ltd	210,811	202,679
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	51,444	52,889
Kunshan Tungray Intelligent Technology Co., Ltd.	35,209	44,649
Total	$327,556	$319,589

Account payable, related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023

FDT (Qingdao) Intellectual Technology Co., Ltd.	$13,700	$365,665
Qingdao Tungray Technology Development Co., Ltd.	8,841	26,061
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	31,510	32,395
Shanghai Tongrui Investment Management Co., Ltd.	-	54,661
Kunshan Tungray Intelligent Technology Co., Ltd.	6,346	-
Hefei CAS Dihuge Automation Co., Ltd.	19,591	20,141
Total	$79,988	$498,923

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

Name of Related Party	As of December 31, 2024	As of December 31, 2023
FDT (Qingdao) Intellectual Technology Co., Ltd	$39,323	$-
Tungray (Kunshan) Industrial Automation Co., Ltd.	-	41,853
Qingdao Tungray Technology Development Co., Ltd.	18,438	-
Jingan Tang	280,692	277,607
Liling Du	-	38,216
Gang Wang	-	54,005
Demin Han	-	156,455
Lei Yao	-	2,893
Mingxing Gao	-	99,837
Total	$338,453	$670,866

Prepayment-related parties

Name of Related Party	As of December 31, 2024	As of December 31, 2023

Shanghai Tongrui Investment Management Co., Ltd.	$20,254	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	776,878	-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	14,286	-
Qingdao Tungray Technology Development Co., Ltd.	53,497	55,000
Tungray (Kunshan) Industrial Automation Co., Ltd.	3,003,903	993,745
Provision of doubtful accounts	(53,497)	-
Total	$3,815,321	$1,048,745

Movements of provision of doubtful accounts of prepayments-related parties are as follows:

	For the Years Ended December 31,
	2024	2023

Beginning balance	$-	-
Addition	54,267	-
Exchange rate effect	(770)	-
Ending balance	$53,497	-

Operating lease liabilities- related parties

The Company entered into three lease agreements as a lessee under which it leased three operation buildings for 5-7 years from two related parties. The Company accounts for the leases in accordance with ASC 842. The Company’s underlying building properties were classified as operating leases, and the related lease liabilities were recorded under operating lease liabilities – related parties (see Note 17).

Name of Related Party	As of December 31, 2024	As of December 31, 2023

Tungray (Qingdao) Technology Development Co., Ltd	$201,296	$244,112
Jingan Tang	158,007	218,432
Total	359,303	462,544
Current portion of operating lease liabilities - related parties	(168,551)	(123,094)
Noncurrent portion of operating lease liabilities - related parties	$190,752	$339,450

Related party transactions

Revenue from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023

Tungray (Kunshan) Industrial Automation Co., Ltd.	Sales of products	$8,581	$231,209
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Sales of products	-	26,245
FDT (Qingdao) Intellectual Technology Co., Ltd.	Sales of products	30,761	4,602
Kunshan Tungray Intelligent Technology Co., Ltd.	Sales of products	-	57,490
Total		$39,342	$319,546

Purchase from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Products and services purchase	$12,298	$961,525
Tungray (Kunshan) Industrial Automation Co., Ltd.	Products and services purchase	12,993	-
Total		$25,291	$961,525

Non-operating income- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023
Qingdao Tungray Biology Technology Co., Ltd	Lease income	$19,762	$19,126

Rental expenses- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023
Qingdao Tungray Technology Development Co., Ltd	Lease expense	$59,963	$66,476
Jingan Tang	Lease expense	71,255	72,411
Total		$131,218	$138,887

Advances to related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023
Qingdao Tungray Biology Technology Co., Ltd.	Cash advance	$21,516	$23,880
Shanghai Tongrui Investment Management Co., Ltd.	Cash advance	-	78,049
FDT (Qingdao) Intellectual Technology Co., Ltd.	Cash advance	230,513	575,836
Liling Du	Cash advance	49,920	-
Total		$301,949	$677,765

Borrowings from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Borrowings	$39,889	$-
Kunshan Tungray Intelligent Technology Co., Ltd.	Borrowings	-	1,551,409
Demin Han	Borrowings	-	1,708
Lei Yao	Borrowings	-	2,843
Jingan Tang	Borrowings	138,971	31,055
Total		$178,860	$1,587,015

Note 13 –Equity

Ordinary shares

Tungray was incorporated under the laws of Cayman Islands on June 1, 2022. As of June 1, 2022, the authorized shares capital of Tungray was USD50,000 divided into 500,000,000 ordinary shares of par value USD$0.0001 each, and the number of issued and outstanding ordinary shares was 1 share with a par value of USD$0.0001. On September 29, 2022, Tungray amended its memorandum and articles of association, and the authorized shares capital of Tungray became USD50,000 divided into 500,000,000 shares of a par value of USD$0.0001 each, of which (i) 400,000,000 are designated as Class A Ordinary Shares of a par value of USD$0.0001 each; and (ii) 100,000,000 are designated as Class B Ordinary Shares of a par value of USD$0.0001 each. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Except with regard to the voting right and the conversion right, the rights, privileges and obligations of the Class A Ordinary Shares and Class B Ordinary Shares shall be pari passu in all aspects, including with respect to the dividends and right upon liquidation of the Company.

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

Warrants

On April 23, 2024 and April 30, 2024, the Company issued 62,500 and 5,174 warrants to US Tiger, the sole book-running manager, as compensation for the services in connection with the IPO. The warrants have an exercise price of $4.8 and may be exercised on a cashless basis. The warrants would be exercisable for nominal consideration and have a five-year term starting from the date of the issuance of warrants. None of the warrants has been exercised as of December 31, 2024.

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

The fair value of the warrants was estimated at $202,346, using the binominal model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

April 23, 2024
Exercise price	$4.80
Stock price	$5.75
Expected life of the warrants (years)	5
Risk free rate	4.63%
Dividend yield	-
Volatility	46.4%

The following table summarizes the Company’s activities and status of the warrants:

	Number of warrants	Weighted average exercise price	Weighted average remaining term (years)
Outstanding as of December 31, 2023	-	-	-
Issued	67,674	$4.80	5.0
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding as of December 31, 2024	67,674	$4.80	4.3

Statutory reserves

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. During the years ended December 31, 2024 and 2023, the PRC entities collectively attributed $nil, and $8,337 of retained earnings for their statutory reserves, respectively.

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

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are paid-in-capital and statutory reserve of the PRC entities, which amounted to $4,943,189 and $3,349,987, respectively.

Note 14 – (Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share for the fiscal years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024	2023

Net (loss) income attributable to Tungray Technologies Inc’s shareholders	$(480,019)	$856,536

Weighted average number of common shares outstanding
Basic and diluted	15,949,600	15,000,000

(Loss) earnings per share
Basic and diluted	(0.03)	0.06

For the year ended December 31, 2024, the 67,674 warrants were excluded from calculation of diluted loss per share because the warrants were anti-dilutive.

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

Singapore

The Company’s subsidiaries incorporated in Singapore and are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first approximately $7,500 (SGD 10,000) taxable income and 50% of the next approximately $142,000 (SGD 190,000) taxable income are exempted from income tax.

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

The components of the Company’s income tax provision were as follows for the years indicated:

	For the Years Ended December 31,
	2024	2023

Current	$278,082	$463,265
Deferred	-	74,616
Total income tax provision	$278,082	$537,881

(Loss) income before provision for income taxes is attributable to the following geographic locations for the years indicated:

	For the Years Ended December 31,
	2024	2023

Singapore	$1,163,910	$2,679,481
PRC	(1,297,001)	(1,384,839)
Cayman	(160,544)	-
Total (loss) income before income taxes	$(293,635)	$1,294,642

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2024	2023

Computed tax expense with statutory tax rate	17.0%	17.0%
Tax rebate in Singapore	26.6%	-2.0%
Additional R&D deduction	55.1%	-6.2%
Permanent difference	-28.5%	16.8%
Change in valuation allowance	-133.3%	5.7%
Impact of different tax rates in other jurisdictions	36.1%	-8.6%
Effect of preferential tax rates	-40.9%	7.6%
Effect of true-up on NOL	-	11.1%
Interest on uncertain tax position	-26.9%	-
Effective tax rate	-94.8%	41.4%

(1)	Permanent differences mainly consisted of expenses which are non-deductible and income exemption under local tax laws.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of:

	As of	As of
	December 31,	December 31,
	2024	2023

Deferred tax assets
Net operating loss carry forwards	$653,290	$247,451
Bad debt allowance	135,590	113,139
Inventory provision	49,002	30,109
Unpaid accrued bonus	15,487	30,628
Lease liabilities	216,315	81,436
Total deferred tax assets	1,069,684	502,763
Less: Valuation allowance	(767,542)	(392,393)
Net deferred tax assets	302,142	110,370

	As of	As of
	December 31,	December 31,
	2024	2023

Deferred tax liabilities
Property and equipment	(19,134)	(25,621)
Right-of-use assets	(283,008)	(84,749)
Total deferred tax liabilities	(302,142)	(110,370)
Total deferred tax assets, net	-	-

The roll-forward of valuation allowance of deferred tax assets were as follows:

	For the Years Ended December 31,
	2024	2023

Balance at beginning of the year	$392,393	$317,954
Additions	410,306	168,581
Utilization	(18,884)	-
Reversal	-	(86,177)
Exchange rate effect	(16,273)	(7,965)
Balance at end of the year	$767,542	$392,393

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Company will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future.

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China are $3,487,593 and $1,366,999 as of December 31, 2024 and 2023, respectively. As of December 31, 2024, net operating loss carry-forwards from PRC will expire in calendar years 2027 through 2034, if not utilized.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company had unrecognized uncertain tax benefits of $240,930 and $247,697, respectively, which were presented and included in the income tax payable within the consolidated balance sheets. The fluctuation of the unrecognized tax benefits is due to foreign exchange translation adjustments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of possible changes cannot be made at this moment. As of December 31, 2024 and 2023, there were $240,930 and $247,697 of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively.

The Company recognizes accrued interest related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2024 and 2023, the Company had accrued interest of $78,894 and nil respectively. The Company did not record any penalties related to unrecognized tax benefits.

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

(b) Major vendors

For the years ended December 31, 2024 and 2023, no vendors accounted for more than 10% of the Company’s total purchases.

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

(d) Foreign currency exchange rate risk

Tongri Electric, Qingdao Tungray Intelligent and Tungray Industrial have operations, and their functional currency is RMB. Tungray Singapore and Tung Resource have operations and their functional currency is SGD. As a result, the Company is exposed to foreign exchange risk as the Company’s results of operations may be affected by fluctuations in the exchange rate between USD and RMB/SGD. If the RMB/SGD depreciates against the USD, the value of the

Company’s RMB/SGD revenues, earnings, and assets as expressed in the Company’s USD financial statements will decline. The Company has not entered any hedging transactions in an effort to reduce the Company’s exposure to foreign exchange risk.

Note 17 – Leases

Lessor

The Company’s subsidiary in Qingdao entered into a lease agreement as a lessor under which it leased its building for 10 years expiring in 2028 to its related party, and the subsidiary in Singapore entered into three lease agreements as a lessor with different third parties. The Company’s leases are accounted as operating leases, and the Company recognizes the rental income on a straight-line basis over the terms of the leases. The total rental income was $135,604 and $138,727 for the years ended December 31, 2024 and 2023, respectively.

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

Finance lease expenses are as follows:

	For the Years Ended December 31,
	2024	2023

Amortization of leased asset	$11,951	$-
Interest on lease liabilities	3,010	-
Total income before income taxes	$14,961	$-

Supplemental cash flow information related to finance leases are as follows:

	For the Years Ended December 31,
	2024	2023

Cash paid for amounts included in the measurement of lease liabilities	$122,234	$-
Right-of-use assets obtained in exchange for finance lease liabilities	235,556	-

Weighted-average remaining term and discount rate related to finance leases were as follows:

	As of December 31, 2024	As of December 31, 2023

Weighted-average remaining term in number of months
Finance leases	11.00
Weighted-average discount rate
Finance leases	3.95%

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

For the purchased operation building, the Company does not have the property right, and it can only use the property for 50 years with no option to extend. The building is not accounted for as a property of the Company, the Company accounts for the building as lease in accordance with ASC 842. The Company believes that the building lease agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as finance leases. The building is classified as operating lease at inception of the purchase date. Operating leases result in recognition of ROU assets and lease liabilities on the balance sheet. Since the Company already paid the whole purchase price, only ROU assets are recognized based on the present value of lease payments over the lease terms of the adoption date of January 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar terms. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term which this Company estimated to be 50 years.

Operating lease expenses consist of the following:

		For the Years Ended December 31,
	Classification	2024	2023

Operating lease cost
Amortization of leased asset		$261,754	$154,455
Interest on lease liabilities	Other expense - Rental expenses	44,826	26,198
Total lease expenses		$306,580	$180,653

There are no short-term lease expenses for the years ended December 31, 2024 and 2023.

Supplemental cash flow information related to operating leases are as follows:

	For the Years Ended December 31,
	2024	2023

Cash paid for amounts included in the measurement of lease liabilities	$280,013	$174,411
Right-of-use assets obtained in exchange for operating lease liabilities	993,783	377,039

Weighted-average remaining term and discount rate related to operating leases were as follows:

	As of	As of
	December 31, 2024	December 31, 2023

Weighted-average remaining term in number of months
Operating leases	46.28	39.50
Weighted-average discount rate
Operating leases	4.39%	4.34%

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

Note 18 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. Subsequent to the reporting period, a litigation has arisen, the details of which are disclosed in Note 19.

Note 19 – Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date of the consolidated financial statement and concluded that no material subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as disclosed below.

Putative Class Action

On August 7, 2025, Mohammed Alshubrumi (the “Plaintiff”), on behalf of himself and those similarly situated, brought a putative class action (the “Action”) before the New York Supreme Court, against the Company, Wanjun Yao, its Chairman, CEO and Director, Alex Gong, its former Chief Financial Officer, and the representative of the underwriters of the Company’s IPO, alleging that the financial statements disclosed in the Company’s registration statement and prospectus relating to the IPO were materially false in violations of Sections 11 and 15 of the Securities Act. The Plaintiff sought statutory damages and injunctive relief under the Securities Act. The Company denies any and all wrongdoing alleged in the Action, and intends to vigorously defend itself in the Action.

As the case is currently at an early stage of legal proceedings, the Company does not expect this matter to have a material impact on its operations or consolidated financial statements.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	As of	As of
	December 31, 2024	December 31, 2023

ASSETS
CURRENT ASSETS
Cash	$2,057,850	$-
Restricted cash	503,544	-
Prepayments, net	23,625	-
Other receivables and other current assets, net	16,000	-
Loans to subsidiaries	31,198	-
Total current assets	2,632,217	-

OTHER ASSETS
Investment in subsidiary	14,791,659	15,828,953
Total non-current assets	14,791,659	15,828,953

Total assets	17,423,876	15,828,953

LIABILITIES AND SHAREHOLDERS’ EQUITY

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 11,793,485 and 10,440,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,179	1,044
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,560,000 shares issued and outstanding as of December 31, 2024 and 2023	456	456
Additional paid-in capital	3,135,124	332,574
Retained earnings	15,299,304	15,779,323
Accumulated other comprehensive loss	(1,012,187)	(284,444)
Total shareholders’ equity	17,423,876	15,828,953

Total liabilities and shareholders’ equity	$17,423,876	$15,828,953

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,
	2024	2023

OTHER (EXPENSE) INCOME
General and administrative expenses	$(202,301)	$-
Other income, net	22,630	-
Equity (loss) income of subsidiaries	(300,348)	856,536
Total other (loss) income, net	(480,019)	856,536

NET (LOSS) INCOME	(480,019)	856,536
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(727,743)	114,302
COMPREHENSIVE (LOSS) INCOME	$(1,207,762)	$970,838

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(480,019)	$856,536
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity loss (income) of subsidiaries	300,348	(856,536)
Changes in prepayments and other receivables	(39,625)	-
Net cash used in operating activities	(219,296)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to subsidiaries	(31,198)	-
Net cash used in investing activities	(31,198)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares upon IPO	5,000,000	-
Proceeds from issuance of shares pursuant to exercise of over-allotment	413,940	-
Payments of initial public offering costs	(1,418,521)	-
Repayments to subsidiaries	(1,183,531)
Net cash provided by financing activities	2,811,888	-

Effect of exchange rate change on cash and restricted cash	-	-

Changes in cash and restricted cash	2,561,394	-

Cash and restricted cash, beginning of year	-	-

Cash and restricted cash, end of year	$2,561,394	$-
Cash	2,057,850	-
Restricted cash	503,544	-