Form 20-F
period 2025-12-31
Tungray Technologies Inc
filed 2026-04-23
CIK 1943444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the issuer had 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares.

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

●	“SAT” refers to the PRC State Administration of Taxation.

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China.

●	“Tungray Intelligent” refers to Tungray Intelligent Technology Ltd., a British Virgin Islands company.

●	“Tungray Motion” refers to Tungray Motion Ltd., a British Virgin Islands company.

●	“Tungray Electronics” refers to Tungray Electronics Ltd., a British Virgin Islands company.

●	“Tungray Technology” refer to TUNGRAY TECHNOLOGY PTE. LTD., a Singapore company.

●	“Tung Resource” refer to TUNG RESOURCE PTE LTD, a Singapore company.

●	“Tungray Singapore” refer to TUNGRAY SINGAPORE PTE. LTD., a Singapore company.

●	“Tongsheng Development” refer to Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd., a PRC company.

●	“Tongri Electric” refer to Qingdao Tongri Electric Machines Co., Ltd., a PRC company.

●	“Tungray Industrial” refer to Tungray Industrial Automation (Shenzhen) Co., Ltd., a PRC company.

●	“Tongsheng Intelligent” refer to Tongsheng Intelligent Equipment (Shenzhen) Co., Ltd., a PRC company.

●	“Shengrui Enterprise” refer to Shenzhen Shengrui Enterprise Management Centre (Limited Partnership), a PRC company.
·	“Suzhou Shuokun” refer to Suzhou Shuokun Zhilian Technology Co., Ltd.

●	“Xi’an Tongri” refer to Xi’an Tongri Intelligent Industrial Technology Co., Ltd., a PRC company.

●	“Singapore Subsidiaries” refer to Tungray Technology, Tung Resource and Tungray Singapore.

●	“U.S. GAAP” refer to generally accepted accounting principles in the United States.

●	“VAT” refers to value added taxes.

●	“Website” or “websites” refer to our website at www.tungray.tech.

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China.

●	All references to “S Dollar,” “S$” are to Singapore dollars, the lawful currency of the Republic of Singapore.

iv

●	All references to “USD,” “US$” and “U.S. dollars” are to the legal currency of the United States, which is Tungray’s reporting currency.

Our reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in S Dollar and RMB. This Annual Report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of S Dollar are calculated at the rate of US$1.00=S Dollar 1.2859 as of the year ended December 31, 2025 and US$1.00=S Dollar 1.3065 for the year ended December 31, 2025 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. All translations of RMB are calculated at the rate of US$1.00=RMB 6.9931 as of the year ended December 31, 2025 and US$1.00=RMB 7.1875 for the year ended December 31, 2025 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.

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

A substantial portion of our operations are in China, so we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•

Because approximately 68.2% of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on us and the PRC government may exercise significant oversight over the conduct of our business, and may intervene in, influence or exert control over our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

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

During fiscal year ended December 31, 2025, approximately 31.8% and 68.2% of our revenue was derived from our operations in Singapore and mainland China, respectively. During fiscal year ended December 31, 2024, approximately 54% and 46% of our revenue was derived from our operations in Singapore and mainland China, respectively. Any adverse circumstances affecting the Singapore and the PRC markets, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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

Our top 2 customers, HP Group and Goertek, Inc, accounted for 48.8% and 5.0% of revenues for the fiscal year ended December 31, 2025, respectively, and the amount due from these customers included in accounts receivable represented 16.4% and 16.5% of total accounts receivable as of December 31, 2025, respectively. Our top one customer, HP Inc. (“HP”) accounted for 66.6% of revenues for the fiscal year ended December 31, 2024, and the amount due from this customer included in accounts receivable represented 4.0% total accounts receivable as of December 31, 2024. Consistent with the industry practice, we have not entered into written agreements with our major customers. We have been providing services and products to such major customers based on purchase orders received from them from time to time, which mainly specify the product for purchase, quantity, unit price, and delivery date.

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

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Singapore Subsidiaries have registered two trademarks with the Intellectual Property Office of Singapore. The registered trademark numbers of such trademarks are 40202251826G and 40202304415V respectively. Our PRC Subsidiaries own 75 patents and 6 computer software copyrights, which have been registered with the State Intellectual Property Office and National Copyright Administration. This intellectual property has allowed our products to earn market share in the industry.

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

Our results of operations may be adversely affected by significant share-based compensation expenses, and the issuance of shares under our equity incentive plans will dilute existing shareholders.

To attract, retain, and motivate highly skilled employees, directors, and consultants, which is critical in a competitive talent market, we utilize share-based awards. Consequently, on August 12, 2025, our Board of Directors adopted, and on September 20, 2025, our shareholders approved, the 2025 Equity Incentive Plan (the “2025 Plan”). The 2025 Plan, which has a ten-year term and authorizes the issuance of up to 1,180,000 of our Class A Ordinary Shares, allows for the grant of various types of equity awards, including incentive share options, nonstatutory share options, restricted shares, restricted share units, share appreciation rights, performance units, and performance shares. While these awards are intended to promote our long-term success and align interests with shareholder value, they require us to recognize share-based compensation expenses in our consolidated financial statements.

Significant share-based compensation expenses could materially and adversely affect our reported net income (or increase our net loss). Furthermore, any issuance of Class A Ordinary Shares upon the exercise of options or the vesting of other equity awards granted under the 2025 Plan or any future equity incentive plans will result in the dilution of the ownership interests of our existing shareholders, which could also adversely affect the market price of our Class A Ordinary Shares.

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

We conduct approximately 31.8% of our operations in Singapore and approximately 68.2% of our operations in China, and the majority of our assets are located in Singapore. In addition, other than our independent directors, Kevin Dean Vassily, David Ping Li and Weston Twigg, all of our directors and officers are nationals or residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside the United States. Three of our current officers, Wee Thuang Lee, Lei Yao, Jingan Tang, are Singapore citizens and reside within Singapore; one of our officers, Wanjun Yao, is a PRC national and resides within mainland China, and one remaining officer, Mr. Qi (Henry) Guo, is a United States national and resides within the United States. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons located outside of the United States.

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

Other than the dividend declaration of S$2,500,000 (approximately $1.8 million) and S$3,500,000 (approximately $2.6 million) by Tungray Singapore and Tung Resource, two subsidiaries of the Company, respectively in November 2022, which were fully paid during the years ended December 31, 2024 and 2023, as of the date of this Annual Report, there has been no cash flows, including dividends, transfers and distributions, between Tungray and its subsidiaries. Cash proceeds from overseas financing activities may be transferred by Tungray to our British Virgin Islands (“BVI”) subsidiaries, and then to their respective Singapore Subsidiaries, then transferred to their respective PRC Subsidiaries, via capital contribution or shareholder loans, as the case may be.

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

RISKS RELATED TO DOING BUSINESS IN CHINA

Because approximately 68.2 % of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there, which are different in material aspects from the laws of the United States and may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on us and the PRC government may exercise significant oversight over the conduct of our business, and may intervene in, influence or exert control over our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

Our current auditor, Guangdong Prouden CPAs GP. as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB's regular inspections to assess its compliance with the applicable professional standards. Guangdong Prouden CPAs GP is headquartered in Guangzhou, China, and is subject to inspection by the PCAOB on a regular basis.

Guangdong Prouden CPAs GP is not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Guangdong Prouden CPAs GP to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China are subject to the applicable laws and regulations in the PRC. We receive approximately 68.2% of our revenues in Renminbi. Under our current corporate structure, we may to a significant extent rely on dividend payments from our PRC Subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. The PRC government may at its discretion set restrictions to exchange foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

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

Sales of a substantial number of our Class A Ordinary Shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline if a substantial number of shares are sold in the public market or if investors believe that such sales may occur. These sales may include shares held by existing shareholders, including our directors, executive officers and other significant shareholders. Anticipation of sales by these shareholders could also negatively affect the market price even before such sales occur.

A decline in the market price of our Class A Ordinary Shares could impair our ability to raise additional capital through future equity or equity-linked offerings, or require us to do so on less favorable terms.

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

We report under the Securities Exchange Act as a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. We are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

•	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act that require shareholders holding more than 10% of shares to file public reports of their stock ownership and trading activities;

•	the sections of the Exchange Act that impose liability on insiders who profit from trades made in a short period of time; and

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

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

We are subject to the reporting requirements of the Exchange Act of 1934 (the “Exchange Act”), the Sarbanes-Oxley Act of and the rules and regulations of the Nasdaq Stock Market since we are listed on Nasdaq Capital Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this Annual Report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) lack of proper procedures developed and implemented for IT policy and procedure as well as IT general control activities. (iii) lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements;

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards.

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

We could be subject to securities class action litigation, which could result in substantial costs and divert management’s attention from our business.

Securities class action litigation is often brought against companies following a decline in the market price of their securities. Such litigation can be costly, time-consuming and disruptive to normal business operations. If we are involved in securities litigation, we could incur substantial legal expenses, face potential damages or settlements, and experience a diversion of management’s attention and resources, any of which could adversely affect our business, financial condition and results of operations.

On August 7, 2025, Mohammed Alshubrumi, on behalf of himself and those similarly situated, brought a putative class action before the New York Supreme Court, against the Company, its Chairman and CEO, its former Chief Financial Officer, and the representative of the underwriters of the Company’s initial public offering, alleging that the financial statements disclosed in the Company’s registration statement and prospectus relating to the initial public offering were materially false in violations of Sections 11 and 15 of the Securities Act. The plaintiff sought statutory damages and injunctive relief under the Securities Act. The Company believes that the claims are without merit, denies any wrongdoing, and intends to vigorously defend itself in the action.

Our previously announced restatement of financial statements required significant time and resources of our management and may expose us to risks and uncertainties, including reputational harm, loss of investor confidence, negative impacts on our stock price, and potential litigation or regulatory inquiries.

On December 30, 2024, our board of directors, upon the recommendation of the audit committee and following discussions with management, determined that the Company’s financial statements for the years ended December 31, 2023, 2022 and 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 26, 2024 (the “20-F”), should no longer be relied upon. Similarly, related reports, press releases, earnings releases, and investor communications describing the Company’s financial statements for these periods should no longer be relied upon. The restatement of the Company’s financial statements for these periods was included in an amendment to the 20-F (the “Restatement 20-F”), which was filed with the SEC on December 31, 2024.

The review and restatement process required substantial attention from management and resulted in significant accounting, legal and audit costs. The restatement may also adversely affect investor confidence in the accuracy and reliability of our financial reporting and could harm our reputation in the marketplace.

In addition, financial statement restatements can increase the risk of regulatory inquiries, enforcement actions or litigation. As described in the risk factor immediately above, a securities class action lawsuit has already been filed against us relating to the restatement. Any additional regulatory review or legal proceedings arising from the restatement or related matters could result in substantial costs, further divert management’s attention and resources, and expose us to potential damages, settlements, penalties or other adverse outcomes. Any of these developments could adversely affect our business, financial condition, results of operations and the market price of our Class A Ordinary Shares.

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

Mr. Wanjun Yao, our chairman of board of directors and chief executive officer, beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 27.88 % of our total issued and outstanding share capital and 88.55 % of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

In November 2022, the Company’s subsidiaries, Tungray Singapore and Tung Resource, declared dividends in the amounts of S$2,500,000 (approximately $1.8 million) and S$3,500,000 (approximately $2.6 million), respectively, which were fully paid during the years ended December 31, 2024 and 2023. Other than the aforementioned dividend declaration and payments by two subsidiaries of the Company, as of the date of this Annual Report, there were no cash flows including all dividends, transfer and distribution between Tungray and its subsidiaries; and there has been no dividend or distributions made between U.S. investors, other investors and any of the Company’s entities. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China — The transfer of funds or assets between Tungray and its subsidiaries is subject to restrictions.”

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

Our subsidiaries in Singapore and mainland China generally plan to generate and retain cash generated from operating activities and re-invest it in our business. Other than the dividend declaration of S$2,500,000

(approximately $1.8 million) and S$3,500,000 (approximately $2.6 million) by Tungray Singapore and Tung Resource, two subsidiaries of the Company, respectively in November 2022, which are full paid during the years ended December 31,2024 and 2023, as of the date of this Annual Report, none of our Singapore and PRC Subsidiaries have paid any dividends to their respective parent companies. Based on our understanding of the BVI laws and regulations, as at the date of this Annual Report, there is no restriction on the transfer of capital within, into and out of BVI. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Mr. Wanjun Yao, our Chairman and Chief Executive Officer, beneficially owns 4,092,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares through three entities controlled by him and one entity controlled by his wife, and is able to exercise approximately 92.5% of the total voting power of our issued and outstanding share capital. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Yao holds more than 50% of the voting power for the election of directors.

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

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the PRC Company Law, which was amended and promulgated by the Standing Committee of the SCNPC on December 29, 2023 and came into effect on July 1, 2024. FIEs must also comply with the PRC Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this Annual Report, 100% of the equity interests of each of Tungray Industrial,

Tongri Electric and Tongsheng Development are entirely and directly held by our company through our Singapore Subsidiaries, Tungray Singapore, Tungray Resource and Tungray Technology, respectively, 97.5% of the equity interests of Suzhou Shuokun is held by our company through Tongsheng Development (50%), Tungray Industrial (12.5%), Tongsheng Intelligent (35%). Although Tongsheng Intelligent and Qingdao Tungray Intelligent are not directly held by foreign investors, Tungray Singapore and Tungray Technology indirectly hold all or part of the equity interests of them. Therefore, each of Tungray Industrial, Tongsheng Intelligent, Tongri Electric, Tongsheng Development and Qingdao Tungray Intelligent should be regarded as a foreign-invested enterprise and comply with both the PRC Company Law and other applicable foreign investment laws.

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

Our capabilities in this field are the result of more than a decade of experience in completing various ETO projects. We mainly generate revenues through customized industrial manufacturing solutions, direct drive and linear direct current (“DC”) motors and induction welding equipment manufacturing. During the year ended December 31, 2025, 65.9%, 14.9%, and 19.2% of our revenues were generated from these three business lines, respectively. During the year ended December 31, 2024, 80%, 5%, and 15% of our revenues were generated from these three business lines, respectively.

Singapore is the main development and manufacturing location while we also have manufacturing bases in China, namely Qingdao and Shenzhen. During the year ended December 31, 2025, 31.8% and 68.2%, during the year ended December 31, 2024, 54% and 46% of our revenues were generated from Singapore and China, respectively.

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

As of the date of this Annual Report, we have a direct sales and marketing team of 15 personnel. Our sales team provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way. They also coordinate with our suppliers to ensure the timely delivery of any required components.

The compensation package for our sales team generally includes fixed base salaries. Sales employees of Qingdao Tungray Intelligent also receive commissions based on the revenues or collection they achieve. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Research and Development (“R&D”)

We invest in R&D efforts that advance our technology with the goal to expand new products and improve upon our existing product offerings. Our R&D expenses totalled approximately $1.0 million and $1.1 million, for the years ended December 31, 2025 and 2024, respectively. R&D expenses mainly consist of applicable personnel, design, sample manufacturing and materials expenses. As of the date of this Annual Report, we have a total of 57 employees in the R&D department. In the future, we expect R&D expenses to increase as we continue to develop new products, and enhance existing products and technologies.

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

As of the date of the Annual Report, we have 75 registered patents, all registered within the jurisdiction of the PRC. Below is a list of key patents for our induction welding and motor product lines:

Induction Welding Equipment

No.	Registration	Patent Title	Applicant	Country of	Registration	Publication Date	Expiry Date
				Registration	Date
1	2023235750328	Clamping Fixture for High-Frequency Brazing Systems	Tongri Electric and Qingdao Tungray	China	27-Dec-23	8-Nov-24	27-Jan-27
2	2024202053587	Three-Axis Depalletizing System			29-Jan-24	11-Feb-25	2-Mar-27

3	2024202677684	High-Frequency Induction Welding Inductor Device	4-Feb-24	20-Sep-24	4-Mar-27
4	2024203465438	Vision-Guided Robotic Loading and Gripping Device	26-Feb-24	18-Mar-25	26-Mar-27
5	2023235451519	Positioning Device for Four-Way Valve Body Welding	25-Dec-23	16-Aug-24	26-Jan-27
6	2023236611040	Constant Current Source Circuit	29-Dec-23	16-Aug-24	29-Jan-27
7	2023233561459	Automated Welding Equipment for Wind Instrument Tubes	8-Dec-23	13-Sep-24	8-Jan-27
8	2023232612133	Robotic High-Frequency Brazing System	30-Nov-23	17-Sep-24	30-Dec-27
9	2023234211081	Coaxial Transformer	14-Dec-23	8-Nov-24	14-Jan-27
10	2022206155434	High-Speed Folding Drum Device	21-Mar-22	23-May-23	21-Apr-27
11	2022227701683	Inductor Device for High-Frequency Induction Welding of Four-Way Valves	20-Oct-22	27-Jun-23	20-Nov-27
12	2012104858421	Automatic Temperature-Controlled Wire Feeding High-Frequency Pipe Welding Machine	26-Nov-12	20-May-15	28-Dec-27

13	2021110242825	Automatic Feeding Device	2-Sep-21	23-May-23	8-Oct-27
14	2022220446496	High-Frequency Induction Brazing System Based on Machine Vision and Deep Learning	4-Aug-22	24-Jan-23	4-Sep-27
15	2015101763989	Specialized Welding Head for Aluminum Pipe Welding	15-Apr-15	1-Mar-17	15-May-27
16	2015107426993	High-Frequency Induction Brazing Machine	5-Nov-15	3-Oct-17	7-Dec-27
17	2012104565416	High-Frequency Induction Welding Head	14-Nov-12	30-Mar-16	14-Dec-27
18	2012104578488	High-Frequency Induction Welding Head	15-Nov-12	30-Mar-16	15-Dec-27
19	2012104575687	High-Frequency Induction Welding Head	15-Nov-12	6-Jan-16	15-Dec-27
20	2023209971759	Conveyor System and Vision-Guided Four-Way Valve Welding Equipment	27-Apr-23	12-Dec-23	27-May-27
21	202321015875X	Discharge Structure and High-Frequency Induction Welding Device	28-Apr-23	12-Dec-23	28-May-27
22	2020107208858	Positioning Fixture for Multi-Port Distributor	24-Jul-20	12-Aug-22	24-Aug-27
23	2022211760713	Circuit for Measuring High-Voltage DC Signals	11-May-22	27-Dec-22	11-Jun-27

Motors

No.	Registration	Patent Title	Applicant	Country of	Registration	Publication Date	Expiry Date
	Number			Registration	Date
1	CN201620975308.2	Interlocking Control Mechanism of Ball Bearing Mounted, Multi-threaded Drive Shaft	Qingdao Tungray Intelligent	China	30-Aug-16	22-Feb-17	29-Aug-26
2	CN202121775886.9	Assembling Device for Automatic Adjustment of Encoders			2-Aug-21	22-Mar-22	1-Aug-31
3	CN202122029194.6	Method of Assembly for Installation of Magnetic Strips			26-Aug-21	22-Mar-22	25-Aug-31
4	CN202121775663.2	Method of Winding for Asymmetric Wire Core			2-Aug-21	22-Mar-22	1-Aug-31
5	CN2022209479100	Location Adjustment Device Based on Hall Effect			22-Apr-22	31-Dec-22	21-Apr-32
6	CN202221548822X	Electric Motor Based on Double Rotating Light Curtains			21-Jun-22	29-Nov-22	20-Jun-32
7	CN2020107208858	Porous Location Tool for Liquid Dispensing			24-Jul-20	12-Aug-22	23-Jul-40

8	CN2024210656355	A Rotating Motor Rotor Magnet Assembly Device	16-May-24	7-Feb-25
9	CN2024203138084	An Automatic Adjustment Device for Motor Stator Assembly Position	20-Feb-24	29-Nov-24
10	202423168186X	Novel Water-Cooled Motor Equipment	20-Dec-24	28-Nov-25
11	2024213850107	Device for Installing a DD Motor Rotor Free of Cogging Force	18-Jun-24	25-Apr-25

No.	Registration	Patent Title	Applicant	Country of	Registration	Publication Date	Expiry Date
	Number			Registration	Date
1	CN201620975308.2	Interlocking Control Mechanism of Ball Bearing Mounted, Multi-threaded Drive Shaft	Qingdao Tungray Intelligent	China	30-Aug-16	22-Feb-17	29-Aug-26
2	CN202121775886.9	Assembling Device for Automatic Adjustment of Encoders			2-Aug-21	22-Mar-22	1-Aug-31
3	CN202122029194.6	Method of Assembly for Installation of Magnetic Strips			26-Aug-21	22-Mar-22	25-Aug-31

4	CN202121775663.2	Method of Winding for Asymmetric Wire Core	2-Aug-21	22-Mar-22	1-Aug-31
5	CN2022209479100	Location Adjustment Device Based on Hall Effect	22-Apr-22	31-Dec-22	21-Apr-32
6	CN202221548822X	Electric Motor Based on Double Rotating Light Curtains	21-Jun-22	29-Nov-22	20-Jun-32
7	CN2020107208858	Porous Location Tool for Liquid Dispensing	24-Jul-20	12-Aug-22	23-Jul-40
8	CN2024210656355	A Rotating Motor Rotor Magnet Assembly Device	16-May-24	7-Feb-25
9	CN2024203138084	An Automatic Adjustment Device for Motor Stator Assembly Position	20-Feb-24	29-Nov-24
10	202423168186X	Novel Water-Cooled Motor Equipment	20-Dec-24	28-Nov-25
11	2024213850107	Device for Installing a DD Motor Rotor Free of Cogging Force	18-Jun-24	25-Apr-25

ETO Solutions

No.	Registration Number	Patent Title	Applicant	Country of Registration	Registration Date	Publication Date	Expiry Date
1	CN202423309530.2	An automatic feeding device for printer ink cartridges	Tungray Industrial	China	31-Dec-24	13-Mar-26	31-Dec-34
2	CN202423311991.3	A wire welding clamping device			31-Dec-24	3-Feb-26	31-Dec-34

3	CN202423313749.X	A motor wire welding clamping device	31-Dec-24	30-Jan-26	31-Dec-34
4	CN202423314355.6	A circular marking and cutting device for automotive drainage pipes	31-Dec-24	27-Jan-26	31-Dec-34
5	CN202423312983.0	A wafer plate heating device	31-Dec-24	27-Jan-26	31-Dec-34
6	CN202423314865.3	A device for flipping and printing labels on cigarette packs	31-Dec-24	16-Dec-25	31-Dec-34
7	CN202423307727.2	An automatic feeding device for stacking pallets of printers	31-Dec-24	12-Dec-25	31-Dec-34
8	CN202423310861.8	An automatic box-filling device for printers	31-Dec-24	12-Dec-25	31-Dec-34
9	CN202421164125.3	A printer star wheel output clutch assembly equipment	27-May-24	11-Feb-25	27-May-34
10	CN202211347115.9	An automatic device for unpacking petri dishes	31-Oct-22	31-Dec-24	31-Dec-44
11	CN202420380504.X	A device for the automatic oil injection screw valve of a printer	29-Feb-24	22-Nov-24	28-Feb-34
12	CN202420382334.9	An automatic device for removing printer friction pads	29-Feb-24	22-Nov-24	28-Feb-34
13	CN202323156422.1	An automatic device for unplugging and plugging in USB cables for printers	22-Nov-23	26-Jul-24	22-Nov-33
14	CN202323157568.8	A tray material distribution and collection device	22-Nov-23	14-Jun-24	22-Nov-33

15	CN202322298115.0	A star-shaped wheel assembly equipment for printer paper feeding components	25-Aug-23	26-Mar-24	25-Aug-33
16	CN202222881743.7	An automatic pH value detection device	31-Oct-22	21-Apr-23	31-Oct-32
17	CN202221860679.8	An automatic herbal decoction machine	19-Jul-22	24-Mar-23	19-Jul-32
18	CN202222515654.0	A printer ink tube adapter connector device A printer ink tube adapter connector device	22-Sep-22	3-Mar-23	22-Sep-32
19	CN202222883313.9	An automatic assembly device for printer swing arms	31-Oct-22	28-Feb-23	31-Oct-32
20	CN202222516524.9	A Y-type connector insertion fixture for printers	22-Sep-22	17-Jan-23	22-Sep-32
21	CN202222515320.3	A device for splitting and cutting the ink supply tubes of a printer	22-Sep-22	3-Jan-23	22-Sep-32
22	CN202023096603.6	A row-type hose cutting machine	21-Dec-20	3-Sep-21	21-Dec-30
23	CN202023148567.3	An assembly structure for star wheel production	23-Dec-20	24-Aug-21	23-Dec-30
24	CN202023148568.8	A star-shaped wheel assembly structure	23-Dec-20	24-Aug-21	23-Dec-30
25	CN202023046509.X	Fully automatic roller assembly equipment	17-Dec-20	24-Aug-21	17-Dec-30
26	CN202030674601.7	Breast cancer detection equipment	9-Nov-20	14-May-21	9-Nov-30

27	CN202020969468.2	A new type of automated processing device for lithium battery protection plates	1-Jun-20	27-Apr-21	1-Jun-30
28	CN202021313420.2	An automated device used for testing the fire resistance of aerospace materials	7-Jul-20	20-Apr-21	7-Jul-30
29	CN202021046544.9	A visual device for food detection and screening	9-Jun-20	20-Apr-21	9-Jun-30
30	CN202021313220.7	An automatic testing device based on electronic information technology	7-Jul-20	20-Apr-21	7-Jul-30
31	CN202021649497.7	A semiconductor packaging inspection device with the function of flexibly adjusting the inspection distance	11-Aug-20	13-Apr-21	11-Aug-30
32	CN201610489987.7	An installation method for a plastic star-shaped wheel and the corresponding installation equipment	28-Jun-16	17-Apr-18	17-Apr-38
33	CN201610490450.2	An installation method for a metal star-shaped wheel and the corresponding installation equipment	28-Jun-16	30-Mar-18	30-Mar-38
34	CN201510374480.2	Installation methods for star wheels and/or spring shafts and the corresponding installation equipment	30-Jun-15	29-Dec-17	29-Dec-37

35	CN201520459652.1	Star wheel installation equipment, spring shaft installation equipment, equipment for installing star wheels and spring shafts			30-Jun-15	11-May-16	30-Jun-25
36	2021SR0102188	Printer label automatic alignment equipment control software			21-Oct-20	19-Jan-21	19-Jan-71
37	2021SR0102189	Printer model, barcode and color recognition system			5-Sep-20	19-Jan-21	19-Jan-71
38	2021SR0025174	Single-station visual inspection and analysis system for printers Single-station visual inspection and analysis system for printers			8-May-20	6-Jan-21	6-Jan-71
39	2021SR0025175	Multi-station Visual Inspection and Analysis System for Printers			13-Jun-20	6-Jan-21	6-Jan-71
40	CN2025SR1865784	Shuokun Intelligent Connected Industrial IoT Management Platform V1.0	Shuokun	China	25-Sep-25	25-Sep-25	25-Sep-35
41	CN2025SR1862530	Shuokun Intelligent Connected Digital Factory Platform Software V1.0			24-Sep-25	24-Sep-25	24-Sep-35

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

Facilities

Our headquarters and executive offices are located in Singapore and consist of approximately 423 square meters (approximately 4,553 square feet) of office space and 1,200 square meters (approximately 12,863 square feet) of factory facility. We own all of our offices and factory facilities in Singapore. In addition to our headquarters in Singapore, we own about 2,300 square meters (approximately 24,757 square feet) of office and production space and lease about 10,524 square meters (approximately 113,280 square feet) of office and production space in the PRC. The office and factory space in the PRC are all in Shenzhen, Qingdao and Suzhou. Rent expenses amounted to $0.4 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively.

We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations. The facilities in land-scarce Singapore are fully owned, this shield us from possible increment in leasing costs in the foreseeable future.

Below is a list of our facilities:

Facility	Address	Space	Own or
		(m2)	Lease
Headquarter Office	31 Mandai Estate #02-01 Innovation Place Tower 4 Singapore 729933	423	Own
Factory (Singapore)	31 Mandai Estate #02-10 Innovation Place Tower 4 Singapore 729933	718	Own
Factory (Singapore)	39 Woodlands Close #01-07 Singapore 737856	477	Own
Office (Shenzhen)	3F, Building C, Xinhui Specialized and New Industrial Park,	1000	Lease
	Tang Tou , Shi Yan, Bao An, Shen Zhen, China
Factory (Shenzhen)	3F, Building C, Xinhui Specialized and New Industrial Park,	3500	Lease
	Tang Tou , Shi Yan, Bao An, Shen Zhen, China
Office (Qingdao)	69 San Cheng Road, Nan Cun County, Qingdao, PRC	406	Own
Factory (Qingdao)	69 San Cheng Road, Nan Cun County, Qingdao, PRC	1,894	Own
Office (Qingdao)	28 Bing He Bei Road, Nan Cun County, Qingdao, PRC	1,504	Lease
Factory (Qingdao)	28 Bing He Bei Road, Nan Cun County, Qingdao, PRC	4,045	Lease
Office (Kunshan)	Rooms 203, 403 & 404, Building 5, Accelerator, No.135 Zhangji Road, Kunshan Development Zone, Kunshan, Jiangsu Province, PRC	475	Lease

Employees

As of the date of this Annual Report, we have a total of 240 full-time employees, as follows:

Function/Department	Singapore	China	Total
Management	6	16	22
Sales and Marketing	2	13	15
Research and Development	9	48	57
Production	20	90	110
Finance, Procurement and Auxiliary Support	4	32	36
Total	41	199	240

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

Legal Proceedings

On August 7, 2025, Mohammed Alshubrumi, on behalf of himself and those similarly situated, brought a putative class action before the New York Supreme Court, against the Company, its Chairman and CEO, its former Chief Financial Officer, and the representative of the underwriters of the Company’s initial public offering, alleging that the financial statements disclosed in the Company’s registration statement and prospectus relating to the initial public offering were materially false in violations of Sections 11 and 15 of the Securities Act. The plaintiff sought statutory damages and injunctive relief under the Securities Act. The Company believes that the claims are without merit, denies any wrongdoing, and intends to vigorously defend itself in the action. As the case is currently at an early stage of legal proceedings, the Company does not expect this matter to have a material impact on its operations or consolidated financial statements.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Save as disclosed above, we are not currently a party to any other legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

As of the date of this Annual Report, and to the best of our knowledge after due inquiry, we are not in breach of any explicit provisions of respective laws or regulations in Singapore and the PRC applicable to our business operations that would materially affect our business operations, and we are in compliance with all the explicit provisions of applicable laws and regulations of Singapore and the PRC that are material to our business operations. The Company may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

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

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Notice No. 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan and the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing = the upper limit of risk weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises, and the macro-prudential adjustment parameter shall be 1. The macro-prudential adjustment parameter was adjusted to 1.75 on January 13, 2025. Therefore, as of the date of this prospectus, the upper limit of risk-weighted outstanding cross-border financing of a PRC enterprise is 350% of its net assets. The PBOC Notice No. 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Notice No. 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Current Foreign Debt Mechanism, or (ii) the Risk-Weighted Approach. Under the PBOC Notice No. 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future, and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

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

Our revenues for the year ended December 31, 2025 were 67%, 15% and 18% from the above three business lines, respectively. Our revenues for the year ended December 31, 2024 were 80%, 5% and 15% from the above three business lines, respectively. Our revenues for the year ended December 31, 2023 were 82%, 6% and 12% from the above three business lines, respectively.

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

Our revenues for the year ended December 31, 2025 were approximately $15.6 million, which represents an increase of $2.8 million, or 22.0%, from Tungray’s total revenues of approximately $12.8 million for the year ended December 31, 2024. Our revenues for the year ended December 31, 2024 were approximately $12.8 million, which represents a decrease of $1.6 million, or 10.8%, from Tungray’s total revenues of approximately $14.4 million for the year ended December 31, 2023. Tungray’s gross profit for the year ended December 31, 2025 was approximately $7.2 million, representing an increase of $1.7 million, or 30.8%, from approximately $5.6 million for the year ended December 31, 2024. Tungray’s gross profit for the year ended December 31, 2024 was approximately $5.6 million, representing a decrease of $1.1 million, or 16.6%, from approximately $6.7 million for the year ended December 31, 2023. Tungray’s net (loss) income for the years ended December 31, 2025, 2024 and 2023 was approximately $(0.2 million), $(0.6 million), and $0.8 million, respectively.

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

The ability to increase and retain customers

A significant amount of Tungray’s revenues is highly dependent on their ability to retain and increase customers, especially those major customers. For the years ended December 31, 2025, 2024 and 2023, Tungray and its subsidiaries had 246, 182 and 163 customers, respectively. The average revenue per customer were approximately $64,000, $70,000 and $88,000, respectively, for the years ended December 31, 2025, 2024 and 2023,

Tungray remains focused on enhancing customer retention strategies, improving service offerings, and expanding high-value customer relationships to drive sustainable revenue growth. The company continues to invest in technology, innovation, and customer engagement initiatives to strengthen its competitive position in the market and mitigate the potential risks associated with revenue concentration.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of high-frequency power supply technology to maintain our competitiveness in the intelligent manufacturing industries. In light of the rapid growth of high-tech enterprises, intelligent manufacturing is the key to enterprise development, which requires the advancement of technology related to intelligent manufacturing to newer stages of development. To retain existing customers and attract potential customers, we will continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. We spent approximately $1.0 million, $1.1 million and $0.8 million on research and development for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Results of Operations:

The following table summarizes Tungray’s consolidated results of operations for the years ended December 31, 2025, 2024 and 2023. This information should be read together with Tungray’s consolidated financial statements, and related notes included elsewhere in this annual report.

	For the Years Ended December 31,
	2025	2024	2023
	USD	USD	USD

Revenues	15,623,708	12,810,249	14,362,502
Cost of revenues	-8,450,553	-7,212,706	-7,651,593
Gross profit	7,173,155	5,597,543	6,710,909
Selling expenses	-957,572	-595,995	-421,869
General and administrative expenses	-5,482,336	-4,594,438	-4,397,603
Research and development expenses	-975,055	-1,063,210	-791,762
(Loss) Income from operations	-241,808	-656,100	1,099,675
Other income, net	202,651	362,465	194,967
(loss) income before income taxes	-39,158	-293,635	1,294,642
Income tax expenses	-131,119	-278,082	-537,881
Net (loss) income	-170,277	-571,717	756,761
Other comprehensive (loss) income	996,125	-735,131	113,999
TOTAL COMPREHENSIVE INCOME (LOSS)	825,848	-1,306,848	870,760

The year ended December 31, 2025 compared to the year ended December 31, 2024

Revenues

Our revenues for the year ended December 31, 2025 were approximately $15.6 million, which represents an increase of $2.8 million, or 22.0%, from Tungray’s total revenues of approximately $12.8 million for the year ended December 31, 2024.

Our breakdown of revenues for the years ended December 31, 2025 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2025	2024
	USD	USD
Revenues
Customized products	10,323,776	10,128,540
Standardized products	5,299,932	2,681,709
Total revenues	15,623,708	12,810,249

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

Compared with the revenues for the year ended December 31, 2024, customized products increased by approximately $195,000, or 1.9%, and standardized products increased by approximately $2.6 million, or 97.6%. For the products sales during the year ended December 31, 2025, the revenue increased compared with the year ended December 31, 2024, mainly due to exploring potential horizontal strategic partnerships to access new, high-value capabilities.

Cost of Revenues

Our costs include the amounts we pay manufacturers for product, tariffs and duties associated with the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

Our total cost of revenues increased by approximately $1.2 million, or 17.2%, from approximately $7.2 million for the year ended December 31, 2024 to approximately $8.5 million for the year ended December 31, 2025.

Our breakdown of cost of revenues for the years ended December 31, 2025 and 2024, respectively, is summarized below:

	For the Years Ended December 31,
	2025	2024
	USD	USD
Cost of revenues
Customized products	5,716,007	4,853,680
Standardized products	2,734,546	2,359,026
Total cost of revenues	8,450,553	7,212,706

Compared with the cost of revenues for the years ended December 31, 2024, the cost of customized products increased by approximately $0.9 million, or 17.8% and standardized products increased by approximately $0.4 million, or 15.9%. The increase of total cost of revenues was in line with the increase of revenues.

Gross Profit

Our gross profit increased by approximately $1.6 million, or 22.0%, from approximately $5.6 million for the year ended December 31, 2024, to approximately $7.2 million during the year ended December 31, 2025. For the years ended December 31, 2025 and 2024, our overall gross margin was 45.9% and 43.7%, respectively.

Our gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Years Ended
	December 31,
	2025	2024
	USD	USD
Customized products
Gross profit	4,607,768	5,274,860
Gross margin	44.6%	52.1%
Standardized products
Gross profit	2,565,387	366,683
Gross margin	48.4%	12%
Total
Gross profit	7,173,155	5,597,543
Gross margin	45.9%	43.7%

Our gross profits for customized products were approximately $4.6 million and $5.3 million for the years ended December 31, 2025 and 2024, respectively, representing a decrease of approximately $0.7 million. Our gross margins for customized products were 44.6% and 52.1% for the years ended December 31, 2025 and 2024, respectively. The decrease of gross profit for customized products was mainly due to the decrease of unit selling prices and the increase of labour costs, which is also indicating increased cost pressure or pricing challenges in this segment.

Our gross profits for standardized products were approximately $2.6 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively, representing an increase of approximately $2.2 million. Our gross margins for standardized products were 48.4% and 12.0% for the years ended December 31, 2025 and 2024, respectively. The increase of gross profit for standardized products was mainly due to exploring technologies and services such as standardized manufacturing of medical components, and contract repair work for aviation components, such as aircraft engine fan blades and turbines.

Operating Expenses

For the year ended December 31, 2025, we incurred approximately $7.4 million in operating expenses, representing an increase of approximately $1.2 million, or 18.6%, from approximately $6.3 million for the year ended December 31, 2024.

Selling expenses increased by approximately $362,000, or 60.7%, from approximately $596,000 for the year ended December 31, 2024, to approximately $958,000 for the year ended December 31, 2025. The increase was mainly due to an increase in salary and wages expenses of approximately $370,000.

General and administrative expenses increased by approximately $0.9 million, or 19.4%, from approximately $4.6 million for the year ended December 31, 2024, to approximately $5.5 million for the year ended December 31, 2025. The increase was mainly due to the increase in (i) salary and wages expenses of approximately $0.8 million (ii) professional service fee and management fee of approximately $0.4 million (iii) social insurance of approximately $0.2 million due to headcount increase during the year ended December 31, 2025. The increase was offset by the decrease of (i) staff allowance of approximately $219,000, (ii) travel expenses, meals and entertainment expense of approximately $212,000 for cost enhancement. (iii) audit fee of approximately $125,000. (iv) provision of credit losses of approximately $114,000.

Research and development expenses decreased by approximately $88,000, or 8.3%, from approximately $1.1 million for the year ended December 31, 2024 to approximately $1.0 million for the year ended December 31, 2025.

Other income, net

Total other income, net for the year ended December 31, 2025, was approximately $203,000 compared to other income, net of approximately $362,000 for the year ended December 31, 2024. Our other incomes decreased by approximately $160,000 mainly due to the increase of interest expense paid for bank loans.

Income tax expense

Our income tax expenses decreased by approximately $147,000, or 52.8%, from approximately $278,000 for the year ended December 31, 2024, to approximately $131,000 for the year ended December 31, 2025. The decrease was mainly due to true up impact and the income contributed from China were offset by historical loss.

Net (loss) income

As a result of the combination of factors discussed above, we had net loss of approximately $170,000 for the year ended December 31, 2025 and net loss of approximately $572,000 for the year ended December 31, 2024. Comprehensive income (loss) attributable to us was approximately $0.9 million for the year ended December 31, 2025, compared to approximately ($1.2 million) for the year ended December 31, 2024.

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

Cost of Revenues

Our costs include the amounts we pay manufacturers for product, tariffs and duties associated with the transporting product and freight costs associated with transporting the product from its manufacturers to its warehouses, as applicable.

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

B. Liquidity and Capital Resources

As of December 31, 2025, Tungray had cash and restricted cash of approximately $6.6 million. Material amounts of cash disaggregated by currency denomination as of December 31, 2025 in each jurisdiction in which Tungray’s subsidiaries are domiciled are as follows:

USD
China - subsidiaries	995,721
Singapore – subsidiaries	5,488,344
Cayman – parent company	159,664
6,643,729

Tungray’s working capital was approximately $9.1 million as of December 31, 2025. In assessing Tungray’s liquidity, Tungray monitors and analyses its cash-on-hand and operating and capital expenditure commitments. To date, Tungray has financed its working capital requirements through cash flow generated from debt financings, and capital contributions from its existing shareholders.

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

The following table summarizes the key components of Tungray’s cash flows for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31,
	2025	2024	2023
	USD	USD	USD

Net cash (used in) provided by operating activities	(3,046,678)	(811,889)	451,021
Net cash used in investing activities	(1,643,466)	(2,784,052)	(81,745)
Net cash provided by (used in) financing activities	1,307,862	2,792,522	(2,805,308)
Effect of exchange rate on cash and restricted cash	553,653	(526,628)	108,141
Change in cash and restricted cash	(2,828,629)	(1,330,047)	(2,327,891)
Cash and restricted cash, beginning of year	9,472,358	10,802,405	13,130,296
Cash and restricted cash, end of year	6,643,729	9,472,358	10,802,405
Cash	6,624,600	8,968,814	10,802,405
Restricted cash	19,129	503,544	-

Operating activities

Net cash used in operating activities for the year ended December 31, 2025, was primarily attributable to net loss of approximately $0.2 million with non-cash depreciation and amortization expenses of approximately $0.4 million, provision for credit losses or doubtful accounts of approximately $34,000, recover of inventories’ reserve of approximately $5,000, amortization of lease right-of-use assets of approximately $0.3 million. The cash outflow was mainly due to the increase in account receivables of approximately $1.0 million, the increase in inventories of approximately 1.0 million, the decrease in contract liabilities of approximately $3.5 million, the decrease in operating lease liabilities of approximately $0.1 million, the decrease in operating lease liabilities-related parties of approximately $0.3 million, the decrease in other payables – related parties of approximately $59,000. Cash outflow was partially offset by the decrease in prepayment of approximately $0.2 million, the decrease in prepaid expenses and deposits of approximately $0.3 million, the prepayments-related parties of approximately $0.7 million, the increase in deferred income of approximately $0.3 million, the increase in accounts payable of approximately $0.4million, the increase in accounts payable-related parties of approximately $0.4 million, the increase in tax payable of approximately $86,000.

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

Investing activities

Cash used in investing activities for the year ended December 31, 2025 was due to the purchase of property, plant and equipment of approximately $0.8 million, purchase of intangible assets of approximately $0.2 million, the payments to loans to related parties of approximately $2.7 million. The cash outflow was offset by the disposal of property, plant and equipment of approximately $54,000, the repayments from related parties of approximately $2.0 million.

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

Financing activities

Cash provided by financing activities for the year ended December 31, 2025 was mainly due to the borrowings from related parties of approximately $0.8 million, the borrowings from bank loans of approximately $0.7 million. Cash inflow in financing activities was offset by the repayments to bank loans of approximately $43,000, the repayments of finance lease liabilities of approximately $0.1 million.

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

Contractual Obligations

As of December 31, 2025, the future minimum payments under certain of Tungray’s contractual obligations were as follows:

	Payments Due In
	Total	Less than	1 – 2	3 – 5	Thereafter
		1 year	years	years
Banking facilities	$1,276,318	$93,404	$93,404	$280,212	$809,298
Short-term loan bank	714,990	714,990
Operating leases obligations	927,128	336,336	270,701	320,091	-
Financing leases obligations	-	-	-	-	-
Total	$2,918,436	$1,144,730	$364,105	$600,303	$809,298

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

See “Item 4. Information on the Company—B. Business Overview.”

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended December 31, 2025, we identified no critical accounting estimates in the preparation of our financial statements.

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

Name	Age	Position
Wanjun Yao	61	Chairman, Chief Executive Officer and Director
Jingan Tang	48	Director
Lei Yao	37	Chief Technology Officer
Qi (Henry) Guo	44	Chief Financial Officer
Kevin D. Vassily (1)	59	Independent Director
David Ping Li (2)	61	Independent Director
Weston Twigg (3)	52	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating and Corporate Governance Committee.

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

Mr. Qi (Henry) Guo, Chief Financial Officer. Mr. Guo brings to the Company more than two decades of corporate finance and investment management experience. Prior to this appointment, Mr. Guo has served as Head of Capital Markets at AIME Capital Markets, LLC, a New York based investment banking firm, since March 2024. Before joining AIME, from October 2022 to March 2024, Mr. Guo served as Vice President and Executive Director of US Tiger Securities, Inc., a New York based investment banking firm and subsidiary of US Fintech Holding Limited (Nasdaq: TIGR), where he focused his practice on a variety of equity capital market transactions. Previously, from March 2016 to October 2022, Mr. Guo served as a senior research analyst for M Science LLC, a data-driven financial analytics and research firm. Earlier in his career, from 2008 to 2015, Mr. Guo served as an investment analyst for various U.S. investment banks and financial institutions, including W.R. Hambrecht + Co., LLC, ThinkEquity, LLC and Pacific Crest Securities, LLC. Before joining the financial industry, Mr. Guo began his career at Intel Corp. where he spent more than nine years as a program developer. Mr. Guo received an M.B.A. from the University of California, Berkeley, a Master’s Degree in Engineering from Santa Clara University, and a Bachelor’s Degree in Engineering from the Harbin Institute of Technology, China. Mr. Guo is a Certified Financial Analyst (CFA) and holds Series 7, 24 and 63 licenses from the U.S. Financial Industry Regulatory Authority (FINRA).

Mr. Kevin D. Vassily has been serving as the independent director of the Company since March 28, 2024. Mr. Vassily has extensive working experience as a senior management team member serving private and public companies. Mr. Vassily has been a member of the board of directors of Aimfinity Investment Corp. I since March 2023, Thunder Power Holdings, Inc. (Nasdaq: AIEV), a Taiwanese electronic vehicle developer, since June 2024, and Denali Capital Acquisition Corp. (Nasdaq: DECA), a SPAC, since April 2022. From June 2022 to June 2024, he served as a director of Feutune Light Acquisition Corporation, a Nasdaq-listed SPAC, until its business combination. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (Nasdaq: IPW), an online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, Inc., a financial analytics company focused on the Asset Management industry. From March 2019 through January 2020, he served as an advisor at Woodseer Global, a financial technology firm providing global dividend forecasts. From October 2018 through its acquisition in March 2020, Mr. Vassily served as an advisor at Go Capture (which was acquired by Deloitte China in 2020), where he was responsible for providing strategic, business development, and product development advisory services for the company’s emerging “Data as a Service” platform. Since February 2020, Mr. Vassily has served as a director of Zhongchao Inc. (Nasdaq: ZCMD), a provider of healthcare information, education and training services to healthcare professionals and the public in China. Since July 2018, Mr. Vassily has also served as an advisor at Prometheus Fund, a Shanghai-based merchant bank/private equity firm focused on the “green” economy. From April 2015 through May 2018, Mr. Vassily served as an associate director of research at Keybanc Capital Markets Inc. From June 2010 to April 2015, he served as the director of research at Pacific Epoch, LLC (a wholly-owned subsidiary of Pacific Crest Securities LLC). From May 2007 to May 2010, he served as the Asia Technology business development representative and as a senior analyst at Pacific Crest Securities. From July 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, LLP. From September 2001 to June 2003, Mr. Vassily served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners Group, Inc. Mr. Vassily began his career on Wall Street in August 1998, as a research associate covering the semiconductor industry at Lehman Brothers. He holds a B.A. in liberal arts from Denison University and an M.B.A. from the Tuck School of Business at Dartmouth College.

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

B. Compensation

Employment Agreements

We entered into an employment agreement with each of our executive officers on March 29, 2023, except that we entered into an employment agreement with Mr. Guo, our CFO, on August 14, 2025. The term of each of our executive officers’ employment will be automatically renewed unless terminated by either party by giving 30-day advance notice. We may terminate the employment for cause, at any time, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

In addition to the above-mentioned employment agreements, Lei Yao entered into an employment agreement on July 1, 2022 with Tungray Singapore, one of our wholly-owned subsidiaries. Pursuant to such employment agreement, Mr. Yao agreed to provide services as Chief Technology Officer to Tungray Singapore or any of the affiliated companies.

Compensation of Executive Officers

For the year ended December 31, 2025, we paid an aggregate of $330,952 in cash to our executive officers. For the year ended December 31, 2024, we paid an aggregate of $566,732 in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Director Compensation

For the fiscal years ended December 31, 2025, we paid an aggregate of $322,249 in cash to our directors, payable in equal instalments monthly. For the fiscal years ended December 31, 2024, we paid an aggregate of $30,000 in cash to our directors, payable in equal instalments monthly.

We have agreed to pay each of the independent directors annual cash compensation in the amount of $20,000, payable in equal instalments monthly, and annual equity compensation of 6,000 Class A Ordinary Shares payable yearly since the effectiveness of the registration statement in connection with our initial public offering on March 28, 2024. As of the date of this report, we have not yet issued the annual equity compensation to the independent directors.

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

D. Employees

As of the date of this Annual Report, we have a total of 240 full-time employees, of which 22 are in management team, 57 are in research and development, 15 are in sales and marketing, 110 are in production and 36 in finance, procurement and auxiliary support.

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

Name and Address of Beneficial Owner		Class A Ordinary Shares			Class B Ordinary shares

	Shares	% Class A Voting Power	% of Voting Power*	Shares	% Class B Voting Power	% of Total Voting Power*	% Aggregate Total Voting Power
%Directors and Named Executive Officers
Wanjun Yao (1)	4,092,000	34.70%	3.97%	4,560,000	100%	88.55%	92.52%
Wee Thuang Lee	46,150	†	†	—		—	†
Lei Yao	—	—	—	—		—	—
Mr. Qi (Henry) Guo	—	—	—	—		—	—
Jingan Tang (2)	2,520,000	21.37%	2.45%	—		—	2.45%
Kevin D. Vassily	—		—	—		—	—
David Ping Li	—		—	—		—	—
Weston Twigg	—		—	—		—	—
All executive officers and directors as a group (8 persons)	6,658,150	56.46%	6.42%	4,560,000	100%	88.55%	95.01%
5% Shareholders
Pegasus Technologies Holding Ltd. (1)	690,000	5.85%	†	—		—	—
Pegasus Automation Global Ltd. (1)	720,000	6.11%	†	—		—	—
Enolios Ltd. (1)	2,250,000	19.08%	2.18%	—		—	—
Pegasus Automation Ltd. (1)	—		—	4,560,000	100%	88.55%	88.55%
YuChang Global Ltd. (2)	738,000	6.26%	†	—		—	†
ChangYuan International Ltd. (2)	1,782,000	15.11%	1.73%	—		—	1.73%
UXY Technology Ltd. (3)	1,539,000	13.05%	1.49%	—		—	1.49%
WG5 Group Ltd. (4)	999,000	8.47%	†	—		—	†
HuiTec. Ltd. (5)	540,000	4.58%	†	—		—	†

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

(1)

Includes (i) 690,000 Class A Ordinary Shares held by Pegasus Technologies Holding Ltd. a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power; (ii) 720,000 Class A Ordinary Shares held by Pegasus Automation Global Ltd., a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power; (iii) 2,250,000 Class A Ordinary Shares held by Enolios Ltd. (“Enolios”), a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power; (iv) 432,000 Class A Ordinary Shares held by Aurora International Development Ltd, a limited liability company incorporated under the British Virgin Islands laws, a holding entity controlled by Ms. Liling Du, the wife of Mr. Wanjun Yao; and (v) 4,560,000 Class B Ordinary Shares held by Pegasus Automation Ltd, a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power.

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

The table below sets forth the major related parties which has balances or transactions during the years presented and their relationships with the Company:

Name of related parties	Relationship with the Company
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder
Hefei CAS Dihuge Automation Co. Ltd	9.7% ownership interest investee
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder
Wanjun Yao	Major shareholder/Chairman, Chief Executive Officer and Director
Jingan Tang	Director/Senior Manager of Tungray Industrial Automation Shenzhen
Liling Du	CFO of Tungray Singapore and Spouse of the major shareholder

Related party balances

Account Receivable – related parties

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd	$-	$30,092	$19,372
Tungray (Kunshan) Industrial Automation Co., Ltd	-	210,811	202,679
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	53,697	51,444	52,889
Kunshan Tungray Intelligent Technology Co., Ltd.	28,510	35,209	44,649
Qingdao Tungray Technology Development Co., Ltd.	276
Total	$82,483	$327,556	$319,589

Account payable, related parties

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	$10,269	$13,700	$365,665
Qingdao Tungray Technology Development Co., Ltd.	-	8,841	26,061
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	32,890	31,510	32,395
Tungray (Kunshan) Industrial Automation Co., Ltd	167,087	-	54,661
Kunshan Tungray Intelligent Technology Co., Ltd.	-	6,346	-
Hefei CAS Dihuge Automation Co., Ltd.	20,448	19,591	20,141
Total	$230,694	$79,988	$498,923

Other receivables – related parties

Other receivables – related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as advances made by the Company on behalf of related parties, and advance to related parties. These balances are unsecured and non-interest bearing. Current receivables are due on demand.

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Qingdao Tungray Biology Technology Co., Ltd.	$68,223	$44,377	$23,816
Tungray (Kunshan) Industrial Automation Co., Ltd	418,446	-	-
Shanghai Tongrui Investment Management Co., Ltd.	42,899	-	-
FDT (Qingdao) Intellectual Technology Co., Ltd	616,472	227,242	-
Du Liling	50,311	48,828	-
Total	$1,196,351	$320,447	$23,816

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

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd	$-	$39,323	$-
Qingdao Tungray Technology Development Co., Ltd.	81,865	18,438	-
Tungray (Kunshan) Industrial Automation Co., Ltd	-	-	41,853
Liling Du	-	-	38,216
Gang Wang	-	-	54,005
Demin Han	-	-	156,455
Lei Yao	-	-	2,893
Mingxing Gao	-	-	99,837
Jingan Tang	708,050	280,692.00	277,607
Kunshan Tungray Intelligent Technology Co., Ltd.	1,972	-	-
Total	$791,887	$338,453	$670,866

Prepayment-related parties

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
Shanghai Tongrui Investment Management Co., Ltd.	$36,364	$20,254	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	1,546,641	776,878	-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	14,912	14,286	-
Qingdao Tungray Technology Development Co., Ltd.		53,497	55,000
Tungray (Kunshan) Industrial Automation Co., Ltd.	1,406,858	3,003,903	993,745
Provision of doubtful accounts	-	(53,497)	-
Total	$3,004,775	$3,815,321	$1,048,745

Movements of provision of doubtful accounts of prepayments-related parties are as follows:

	For the Years Ended December 31,	For the Years Ended December 31,	For the Years Ended December 31,
	2025	2024	2023
Beginning balance	$53,497	$-	$-
Addition		54,267	-
Write off	(55,839)		-
Exchange rate effect	2,342	(770)	-
Ending balance	$-	$53,497	$-

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

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023

Tungray (Qingdao) Technology Development Co., Ltd	$76,159	$201,296	$244,112
Jingan Tang	80,845	158,007	218,432
Total	157,004	359,303	462,544
Current portion of operating lease liabilities - related parties	(118,107)	(168,551)	(123,094)
Noncurrent portion of operating lease liabilities - related parties	$38,897	$190,752	$339,450

Related party transactions

Revenue from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023

Tungray (Kunshan) Industrial Automation Co., Ltd.	Sales of products	$207	$8,581	$231,209
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Sales of products	-	-	26,245
FDT (Qingdao) Intellectual Technology Co., Ltd.	Sales of products	4,642	30,761	4,602
Kunshan Tungray Intelligent Technology Co., Ltd.	Sales of products	-	-	57,490
Total		$4,849	$39,342	$319,546

Purchase from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Products and services purchase	$21,450	$12,298	$961,525
Tungray (Kunshan) Industrial Automation Co., Ltd.	Products and services purchase	240	12,993	-
Kunshan Tungray Intelligent Technology Co., Ltd.		16,255	-	-
Total		$37,945	$25,291	$961,525

Non-operating income - related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Biology Technology Co., Ltd	Lease income	$17,224	$19,762	$19,126

Rental expenses- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Technology Development Co., Ltd	Lease expense	$56,129	$59,963	$66,476
Jingan Tang	Lease expense	71,532	71,255	72,411
Total		$127,661	$131,218	$138,887

Advances to related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Biology Technology Co., Ltd.	Cash advance	$-	$21,516	$23,880
Shanghai Tongrui Investment Management Co., Ltd.	Cash advance	42,899	-	78,049
FDT (Qingdao) Intellectual Technology Co., Ltd.	Cash advance	2,062,629	230,513	575,836
Liling Du	Cash advance	-	49,920	-
Tungray (Kunshan) Industrial Automation Co., Ltd.	Cash advance	568,187	-	-
Total		$2,673,715	$301,949	$677,765

Borrowings from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Borrowings	$142,998	$39,889	$-
Kunshan Tungray Intelligent Technology Co., Ltd.	Borrowings	-	-	1,551,409
Demin Han	Borrowings	-	-	1,708
Lei Yao	Borrowings	-	-	2,843
Jingan Tang	Borrowings	622,042	138,971	31,055
Total		$765,040	$178,860	$1,587,015

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

Legal Proceedings

On August 7, 2025, Mohammed Alshubrumi, on behalf of himself and those similarly situated, brought a putative class action before the New York Supreme Court, against the Company, its Chairman and CEO, its former Chief Financial Officer, and the representative of the underwriters of the Company’s initial public offering, alleging that the financial statements disclosed in the Company’s registration statement and prospectus relating to the initial public offering were materially false in violations of Sections 11 and 15 of the Securities Act. The plaintiff sought statutory damages and injunctive relief under the Securities Act. The Company believes that the claims are without merit, denies any wrongdoing, and intends to vigorously defend itself in the action. As the case is currently at an early stage of legal proceedings, the Company does not expect this matter to have a material impact on its operations or consolidated financial statements.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Save as disclosed above, we are not currently a party to any other legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other

Dividend Policy

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year ended December 31, 2025.

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

Our functional currencies are RMB and S Dollar, and our financial statements are presented in U.S. dollars. The RMB appreciated by 4.2% in fiscal year ended December 31, 2025.  The S Dollar appreciated by 5.9% in fiscal year ended December 31, 2025. It is difficult to predict how market forces or PRC or Singapore or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar and the exchange rate between the S Dollar and the U.S. dollar in the future. The change in the value of the RMB and S Dollar relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB and S Dollar.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2025 and 2024, we identified four material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2025. The material weaknesses identified relate to (i) lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) lack of proper procedures developed and implemented for IT policy and procedure as well as IT general control activities; and. (iii) lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards. See “Item 3. Key Information — D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by rendered by Marcum Asia CPAs LLP and Guangdong Prouden CPAs GP for the years ended December 31, 2025 and 2024, respectively:

	December 31,	December 31,
	2025	2024
	USD	USD
Audit Fees*	$330,000	$418,250

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 9, 2025, the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”) and appointed Guangdong Prouden CPAs GP (“Prouden”) as its independent registered public accounting firm, effective on the same day

(the “Change of Auditor”).  The Change of Auditor was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Marcum Asia on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through June 9, 2025, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through June 9, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on May 14, 2025. The material weaknesses identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and the SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; (iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls; and (iv) lack of accounting staff and resources with appropriate knowledge of the applicable income tax compliance requirements.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Prouden, neither the Company, nor someone on behalf of the Company, has consulted Prouden regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Prouden concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to the Commission stating whether or not it agreed with the above statements. A copy of Marcum Asia’s letter dated June 12, 2025 is filed hereto as Exhibit 16.1 to this Annual Report.

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
2.3

Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on April 26, 2024)

4.1

Form of Executive Employment Agreement between Tungray Technologies Inc and Wanjun Yao, dated as of March 29, 2023 (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))

4.2

Form of Executive Employment Agreement between Tungray Technologies Inc and Lei Yao, dated as of March 29, 2023 (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))

4.3

Employment Agreement between Tungray Singapore Pte. Ltd. and Lei Yao, dated as of July 1, 2022 (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))

4.4

Employment Agreement between Tungray Singapore Pte. Ltd. and Qi (Henry) Guo, dated as of August 14, 2025 (Incorporated by reference to Exhibit 4.1 filed with the Form 6-K filed on dated August 14, 2025)

4.5	Form of Director Offer Letter (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
4.6	Underwriting Agreement (Incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on April 23, 2024)
4.7	2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 of our Form 6-K originally filed with SEC on September 24, 2025)
8.1

List of Subsidiaries of the Registrant (Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on May 14, 2025)

11.1	Code of Conduct and Ethics (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
11.2	Insider Trading Policy (Incorporated by reference to the identically named exhibit filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on April 26, 2024)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Guangdong Prouden CPAs GP
97.1	Clawback Policy (Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333- 270434))
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Tungray Technologies Inc

By:	/s/Wanjun Yao
Name:	Wanjun Yao
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 23, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TUNGRAY TECHNOLOGIES INC AND SUBSIDIARIES

For the Years Ended December 31, 2025, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tungray Technologies Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tungray Technologies Inc (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Guangzhou, China

April 23, 2026

Tungray Technologies Inc and Subsidiaries

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	As of December 31, 2025	As of December 31, 2024
ASSETS

CURRENT ASSETS
Cash	$6,624,600	$8,968,814
Restricted cash	19,129	503,544
Accounts and notes receivable, net	3,482,173	2,393,902
Accounts receivable - related parties	82,483	327,556
Inventories, net	3,350,016	2,206,329
Prepayments, net	594,705	726,991
Prepayments - related parties, net	3,004,775	3,815,321
Other receivables and other current assets, net	345,402	507,523
Other receivables – related parties	1,196,351	320,447
Total current assets	18,699,634	19,770,427

NON-CURRENT ASSETS
Prepaid expenses and deposits	29,173	79,088
Prepayment for land use right	-	1,987,685
Long-term investment	2,273,486	205,499
Operating right-of-use assets and land use rights	1,134,532	1,411,033
Finance right-of-use assets	-	221,847
Intangible assets, net	241,831	59,148
Property and equipment, net	7,133,587	6,173,176
Total non-current assets	10,812,609	10,137,476

Total assets	29,512,243	29,907,903

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	1,857,160	1,359,244
Accounts payable - related parties	230,694	79,988
Contract liabilities	3,153,875	6,115,315
Accrued expenses and other payables	1,911,266	1,450,005
Other payables - related parties	791,887	338,453
Current portion of banking facilities	93,404	80,588
Short-term loans - banks	714,990	-
Current portion of operating lease liabilities	218,229	184,201
Current portion of operating lease liabilities - related party	118,107	168,551
Current portion of finance lease liabilities	-	123,762
Taxes payable	557,204	703,264
Total current liabilities	9,646,816	10,603,371

NON-CURRENT LIABILITIES
Banking facilities	1,182,914	1,161,174
Operating lease liabilities	551,895	692,329
Operating lease liabilities - related party	38,897	190,752
Deferred revenue	57,199	-
Total non-current liabilities	1,830,905	2,044,255

Total liabilities	11,477,721	12,647,626

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares ($0.0001 par value; 400,000,000 and 400,000,000 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 11,793,485 and 11,793,485 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	1,179	1,179
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 4,560,000 and 4,560,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	456	456
Additional paid-in capital	3,103,802	3,135,124
Retained earnings	15,037,127	15,050,543
Statutory reserves	248,761	248,761
Accumulated other comprehensive loss	(22,020)	(1,012,187)
Total Tungray Technologies Inc shareholders' equity	18,369,305	17,423,876

NONCONTROLLING INTERESTS	(334,783)	(163,599)

TOTAL EQUITY	18,034,522	17,260,277

Total liabilities and equity	29,512,243	29,907,903

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2025	2024	2023
Revenue - products	$15,618,859	$12,770,907	$14,042,956
Revenue - related party	4,849	39,342	319,546
Total revenues	15,623,708	12,810,249	14,362,502

Cost of revenue - products	8,443,494	7,187,415	7,378,471
Cost of revenue - related party	7,059	25,291	273,122
Total cost of revenues	8,450,553	7,212,706	7,651,593

Gross profit	7,173,155	5,597,543	6,710,909

Operating expenses:
Selling expenses	957,572	595,995	421,869
General and administrative expenses	5,482,336	4,594,438	4,397,603
Research and development expenses	975,055	1,063,210	791,762
Total operating expenses	7,414,963	6,253,643	5,611,234

(Loss) Income from operations	(241,808)	(656,100)	1,099,675

Other income
Other income, net	268,404	220,477	336,576
Lease income - related party	17,224	19,762	19,126
Financial (expense) income, net	(82,978)	122,226	(160,735)
Total other income, net	202,650	362,465	194,967

(Loss) Income before income taxes	(39,158)	(293,635)	1,294,642

Income tax expense	(131,119)	(278,082)	(537,881)

Net (loss) income	(170,277)	(571,717)	756,761

Less: net loss attributable to noncontrolling interests	(156,861)	(91,698)	(99,775)

Net (loss) income attributable to Tungray Technologies Inc	(13,416)	(480,019)	856,536

Net (loss) income	(170,277)	(571,717)	756,761

Foreign currency translation adjustment	996,125	(735,131)	113,999

Comprehensive income (loss)	825,848	(1,306,848)	870,760

Less: comprehensive loss attributable to noncontrolling interests	(150,903)	(99,086)	(100,078)

Total comprehensive income (loss) attributable to Tungray Technologies Inc	976,751	(1,207,762)	970,838

Weighted average number of common shares outstanding - basic and diluted	16,353,485	15,949,600	15,000,000

Earnings (Loss) per common share - basic and diluted	(0.00)	(0.03)	0.06

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars)

					Additional	Loan	Retained earnings		Accumulated other
	Class A ordinary shares		Class B ordinary shares		paid-in	receivables-	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Shares	Par value	capital	related parties	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2022	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$240,424	$14,682,363	$(398,746)	$(14,435)	$14,843,680
Net income	-	-	-	-	-	-	-	856,536	-	(99,775)	756,761
Statutory reserves	-	-	-	-	-	-	8,337	(8,337)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-		114,302	(303)	113,999
BALANCE, December 31, 2023	10,440,000	$1,044	4,560,000	$456	$332,574	$-	$248,761	$15,530,562	$(284,444)	$(114,513)	$15,714,440
Net Loss								(480,019)		(91,698)	(571,717)
Share issuance upon initial public offering (“IPO”)	1,250,000	125	-	-	4,999,875	-	-	-	-	-	5,000,000
Issuance of warrants					202,346	-	-	-	-	-	202,346
Share issuance pursuant to exercise of over-allotment	103,485	10	-	-	413,930	-	-	-	-	-	413,940
Offering cost incurred for IPO and over-allotment	-	-	-	-	(2,813,601)	-	-	-	-	-	(2,813,601)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(727,743)	(7,388)	(735,131)
Capital contribution from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	50,000	50,000
BALANCE, December 31, 2024	11,793,485	$1,179	4,560,000	$456	$3,135,124	$-	$248,761	$15,050,543	$(1,012,187)	$(163,599)	$17,260,277
Net Loss								(13,416)		(156,861)	(170,277)
Disposal a subsidy					(31,322)					(20,282)	(51,604)
Foreign currency translation adjustment									990,167	5,959	996,126
BALANCE, December 31, 2025	11,793,485	$1,179	4,560,000	$456	$3,103,802	$-	$248,761	$15,037,127	$(22,020)	$(334,783)	$18,034,522

The accompanying notes are an integral part of these consolidated financial statements.

Tungray Technologies Inc and Subsidiaries

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the Years Ended December 31,
	2025	2024	2023

Cash flows from operating activities:
Net (loss) income	$(170,277)	$(571,717)	$756,761
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expense	387,066	365,366	248,146
Amortization expense	28,025	10,269	15,118
Provision for credit losses or doubtful accounts	31,609	217,471	190,983
Write-down of inventories	(5,195)	129,686	6,713
Deferred tax expense (benefits)	-	-	74,616
Amortization of operating lease right-of-use assets	325,619	261,754	154,455
Amortization of finance lease right-of-use assets	23,809	11,951	-
Loss from disposal of property and equipment	-	1,046	-
Changes in operating assets and liabilities
Accounts and notes receivable	(977,781)	1,019,565	(1,371,684)
Accounts receivable - related parties	(516)	(16,938)	(218,421)
Prepayments	167,076	(530,103)	275,082
Prepayments - related parties	734,101	(2,889,728)	(1,004,692)
Inventories	(1,035,063)	(117,157)	(909,054)
Other receivables and other current assets	(72,096)	(335,891)	(52,168)
Prepaid expenses and deposits	304,325	(57,373)	(1,107)
Operating lease receivable - related party	(21,904)	-	-
Accounts payable	436,106	345,455	(25,698)
Accounts payable - related party	378,440	(411,139)	392,777
Contract liabilities	(3,502,282)	2,244,964	2,146,876
Accrued expenses and other payables	342,477	201,624	307,405
Operating lease liabilities	(144,786)	(132,525)	(34,652)
Operating lease liabilities - related parties	(303,181)	(102,751)	(204,940)
Other payables – related parties	(58,690)	18,794	-
Taxes payable	86,440	(474,512)	(295,495)
Net cash (used in) provided by operating activities	(3,046,678)	(811,889)	451,021

Cash flows from investing activities:
Purchases of property, plant and equipment	(799,279)	(450,637)	(43,254)
Purchase of intangible assets	(208,898)	(15,170)	(37,993)
Disposal of property, plant and equipment	54,147	-	-
Prepayment for land use right	-	(2,016,296)	-
Disposal a subsidiary	(478)	-	-
Loans to related parties	(2,673,715)	(301,949)	(677,765)
Repayments from related parties	1,984,757	-	677,267
Net cash used in investing activities	(1,643,466)	(2,784,052)	(81,745)

Cash flows from financing activities:
Borrowings from related parties	765,040	178,860	1,587,015
Repayments to related parties	-	-	(1,511,509)
Proceeds from bank loan	714,990	-	282,450
Repayments to bank loan	(42,987)	(795,394)	(1,218,164)
Repayments to third party loans	-	-	(194,226)
Repayments of finance lease liabilities	(129,181)	(119,223)	-
Dividends payments		(517,140)	(1,275,902)
Capital contribution from noncontrolling interest shareholder		50,000	-
Proceeds from issuance of shares upon IPO		5,000,000	-
Proceeds from issuance of shares pursuant to exercise of over-allotment		413,940	-
Payments of initial public offering costs		(1,418,521)	(474,972)
Net cash provided by (used in) financing activities	1,307,862	2,792,522	(2,805,308)

Effect of exchange rate change on cash and restricted cash	553,653	(526,628)	108,141

Net change in cash and restricted cash	(2,828,629)	(1,330,047)	(2,327,891)

Cash and restricted cash - beginning of the year	9,472,358	10,802,405	13,130,296

Cash and restricted cash - end of the year	$6,643,729	$9,472,358	$10,802,405
Cash	6,624,600	8,968,814	10,802,405
Restricted cash	19,129	503,544	-

Supplemental disclosure of cash flow information:
Interest paid	$66,306	$66,864	$91,276
Income tax paid	$178,863	$746,044	$664,259

Supplemental non-cash information:
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$-	$235,556	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$43,311	$993,783	$377,039
Termination of operating lease right-of-use asset with lease liability	$-	$(27,667)	$-
Other receivables - related party offset with other payables - related party upon execution of offset agreement	$-	$-	$381,710
Deferred IPO costs transfer to additional paid-in capital upon IPO	$-	$(1,192,734)	$-

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

Tungray completed various recapitalizations under common control of its then existing shareholders, who collectively owned all of the equity interests of those three BVIs, holding companies incorporated under the laws of the BVI prior to the Reorganization, through the following transactions (together with the foregoing, the “Reorganization”):

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

On October 31, 2025, the Company completed a restructuring transaction pursuant to which its equity interest in Xi’an Tongri was adjusted to 33%. As a result of this transaction, the Company no longer has a controlling financial interest in the Xi’an Tongri and, accordingly, ceased to consolidate its financial results from that date.

Suzhou Shuokun Zhilian Technology Co., Ltd.

●      A PRC limited liability company

●        Incorporated on June 23, 2025

●        Manufacturing, Research and development of intelligent robots; sales of intelligent robots; software development and sales; repair and maintenance of equipment; Technical services.

12.5% controlled by Tungray Industrial Automation (Shenzhen) Co., Ltd.

35.0% controlled by Tongsheng Intelligence Technology Development (Shenzhen) Co., Ltd.

50.0% controlled by Tongsheng Intelligent Equipment (Shenzhen) Co., Ltd.

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

The Company applies the management approach to determine its reportable operating segments. This approach considers the internal organization and the reporting provided to the CODM for the purpose of resource allocation and performance evaluation. The CODM has been identified as the Chief Executive Officer who collectively reviews financial results and make strategic decisions. Based on this structure and internal reporting, management has determined that the Company operates as a single operating segment under ASC 280. This conclusion reflects the integrated nature of the Company’s operations, which share resources across research and development, product design, marketing, operations, and administrative functions to deliver a unified suite of products and services. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making operating decisions. The Company manages assets on a consolidated basis as reported on the consolidated balance sheets.

The Company’s CODM use consolidated net (loss) income as the measures of segment profit or loss. Significant segment expenses are consistent with those reported on the consolidated statements of operations and comprehensive (loss) income and include cost of revenues, selling expenses, general and administrative expenses and research and development expenses. For significant segment expenses incurred during the years ended December 31, 2025, 2024 and 2023, refer to consolidated statements of operations and comprehensive (loss) income.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, allowance for credit losses, estimated useful lives and impairment of property and equipment, valuation allowance of deferred tax assets, and other provisions and contingencies. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

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

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective years:

	As of and for
	the Years Ended December 31,
	2025	2024	2023

Year-end SGD: US$1 exchange rate	1.2859	1.3662	1.3193
Year-end RMB: US$1 exchange rate	6.9931	7.2993	7.0999
Year-average SGD: US$1 exchange rate	1.3065	1.3363	1.3428
Year-average RMB: US$1 exchange rate	7.1875	7.1957	7.0809

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

The fair value for certain assets and liabilities such as cash, restricted cash, accounts and notes receivable, prepayments, other receivables, and other current assets, short-term loans, accounts payable, contract liabilities, accrued expenses and other payables, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term loan from a bank approximates the fair value based on current yields for debt instruments with similar terms. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

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

As of December 31, 2025, restricted cash also included approximately $19,000 that was frozen in connection with a legal proceeding. Subsequent to year-end, the legal proceeding was concluded, and the restriction has been released. The Company has recognized the related litigation costs and settlement amounts in its financial statements.

Accounts and notes receivable, net

Accounts receivable includes trade accounts due from customers. Accounts receivables are recorded at the invoiced amount less an allowance for expected credit losses and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payment. The notes are non-interest bearing and normally paid within three to six months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee. As of December 31, 2025 and 2024, the allowance for credit losses of accounts and notes receivable was $548,827 and $534,562, respectively. For the years ended December 31, 2025, 2024 and 2023, the (reversal) provision for credit losses of accounts and notes receivable was $(506), $77,399 and $178,118, respectively.

Other receivables and other current assets

Other receivables and other current assets primarily include receivable from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2025 and 2024, the Company provided allowance for credit losses of other receivable and other current asset $320,155 and $278,776, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company recorded $28,384, $38,690, and $20,247 provision for credit losses for other receivable and other current assets, respectively.

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

These prepayments are unsecured and are reviewed periodically to determine whether the prepayment will be timely realized through the receipt of inventories, services, or refunds. If any amounts are deemed not realizable, the Company will recognize an allowance account to reserve for such balances. Management reviews its prepayments on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. As of December 31, 2025 and 2024, the Company provided a valuation allowance for prepayments of $74,094 and $67,312, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded/ (recovered) $3,731, $47,115 and $(7,382) provision for doubtful accounts of prepayments to third parties, respectively; and $nil, $54,267 and $nil provision for doubtful accounts of prepayments to related parties, respectively.

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

For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income / (loss) equal to the difference between the carrying value and fair value. No event had occurred and indicated that other-than-temporary impairment existed, and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2025, 2024 and 2023.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

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

The Company’s revenues by geographic location are summarized below:

	For the Years Ended December 31,
	2025	2024	2023
China revenues	$10,656,473	$5,929,986	$5,333,982
Singapore revenues	4,967,235	6,880,263	9,028,520
Total revenues	$15,623,708	$12,810,249	$14,362,502

The company’s revenues by timing of revenue recognition are summarized below:

	For the Years Ended December 31,
	2025	2024	2023
At a point in time	$15,623,708	$12,810,249	$14,362,502
Total revenues	$15,623,708	$12,810,249	$14,362,502

The Company’s revenues by gross vs net method are summarized below:

	For the Years Ended December 31,
	2025	2024	2023
Gross method	$15,202,731	$12,810,249	$14,071,554
Net method	420,977	-	290,948
Total revenues	$15,623,708	$12,810,249	$14,362,502

The Company’s revenues by revenue streams are summarized below:

	For the Years Ended December 31,
	2025	2024	2023
Customized products	$10,323,776	$10,128,540	$11,722,295
Standardized products	5,299,932	2,681,709	2,640,207
Total revenues	$15,623,708	$12,810,249	$14,362,502

Contract liabilities

The Company recognizes a receivable when it has an unconditional right to receive consideration from a customer. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. The Company recognizes accounts receivable when it completes performance obligation of receiving consideration and it has the unconditional right to receive consideration. As of December 31, 2025 and 2024, the Company did not record contract assets.

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be at a point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $6,044,183, $3,804,266 and $1,753,808 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Employee benefits

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $545,804, $244,825 and $257,024 for the years ended December 31, 2025, 2024 and 2023, respectively.

Deferred IPO costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the IPO and that will be charged to shareholders’ equity upon the completion of the IPO.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. As of December 31, 2025 and 2024, the Company had unrecognized uncertain tax benefits of $271,302 and $240,930, respectively, which were presented and included in the income tax payable within tax payable in the consolidated balance sheets. The fluctuation of the unrecognized tax benefits is due to foreign exchange translation adjustments. For the years ended December 31, 2025, 2024 and 2023, the Company had accrued interest of nil, $78,894 and nil respectively. No penalties incurred related to underpayment of income tax for the years ended December 31, 2025, 2024 and 2023.

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

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2025, 2024, and 2023, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

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

(Loss) earnings per share

(Loss) earnings per share (“EPS”) is computed by dividing net (loss) income attribute to the ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

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

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances income tax disclosure requirements, including expanded rate reconciliation categories, disaggregation of income (loss) before income taxes between domestic and foreign jurisdictions, and disaggregation of income tax expense (benefit) by federal, state, and foreign jurisdictions. The guidance also requires disclosure of income tax payments by jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025. The adoption did not have a material impact on the Company’s financial position, results of operations, or cash flows, as the guidance primarily affects disclosures.

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

Note 3 – Accounts and notes receivable, net

	As of December 31, 2025	As of December 31, 2024

Accounts receivable	$3,699,045	$2,605,556
Notes receivable	331,955	322,908
Allowance for credit losses	(548,827)	(534,562)
Total accounts and notes receivable, net	$3,482,173	$2,393,902

Movements of allowance for credit losses of accounts and notes receivables are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Beginning balance	$534,562	$472,293	$303,311
Addition	-	77,399	178,118
Reversal	(506)	-	-
Exchange rate effect	14,771	(15,130)	(9,136)
Ending balance	$548,827	$534,562	$472,293

Note 4 – Other receivables and other current assets, net

	As of December 31, 2025	As of December 31, 2024
Due from third parties	$478,537	$370,262
Deductible value-added tax	172,260	385,494
Refundable deposits	14,760	30,543
Allowance for credit losses	(320,155)	(278,776)
Total other receivables and other current assets, net	$345,402	$507,523

Movements of allowance for credit losses of other receivables and other current assets are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Beginning balance	$278,776	$252,947	$239,594
Addition	28,384	38,690	20,247
Exchange rate effect	12,995	(12,861)	(6,894)
Ending balance	$320,155	$278,776	$252,947

Note 5 – Inventories, net

	As of December 31, 2025	As of December 31, 2024

Raw materials	$1,012,504	$504,898
Finished goods	884,527	1,081,989
Work in process	1,780,296	936,381
Subtotal	$3,677,327	$2,523,268
Less: impairment loss	(327,311)	(316,939)
Total inventories, net	$3,350,016	$2,206,329

The Company recovered ($5,195) for the years ended December 31, 2025; the Company recorded $129,686 and $6,713 impairment of inventories for the years ended December 31, 2024 and 2023, respectively.

Note 6 – Long-term investment

The Company’s subsidiary, Qingdao Intelligent, signed a long-term investment agreement with Qingdao Hangtianhuineng Dynamical System Co., Ltd. (“Hangtianhuineng”) on March 29, 2021, under which it will invest RMB 1.5 million (approximately $0.2 million) for 4.56% share in Haitianhuineng. Qingdao Intelligent paid RMB 1.5 million (approximately $0.2 million) to Hangtianhuineng in March 2022 and became a shareholder of Haitianhuineng. The Company does not have significant influence over Hangtianhuineng. In accordance with ASU 2016-01, as readily determinable fair value is not available for Hangtianhuineng, the Company elected to use the measurement alternative to measure such investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2025 and 2024, the carrying amount of the Company’s equity investments in Hangtianhuineng was approximately $0.2 million. No accumulated impairment losses and downward adjustments was accrued as of December 31, 2025.

On November 3, 2025, the Company terminated the concerted action agreement with another shareholder of Xi’an Tongri. As a result, the Company no longer has control over Xi’an Tongri and ceased to consolidate Xi’an Tongri as of November 3, 2025.

Since this represents a disposal of a subsidiary under common control, the deconsolidation of Xi’an Tongri resulted in a decrease of $31,322 in additional paid in capital and a decrease of $20,282 in non-controlling interests.

The Company’s long-term investment in Xi’an Tongri was accounted for by changing from the cost method to the equity method in its separate financial statements. As of December 31, 2025, the carrying balance of the Company’s long-term investment in Xi’an Tongri was $2,058,989.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2025	As of December 31, 2024

Buildings	$7,098,025	$6,328,381
Office equipment	878,795	847,955
Operation equipment	2,142,738	1,605,896
Subtotal	10,119,558	8,782,232
Less: accumulated depreciation	(2,985,971)	(2,609,056)
Total	$7,133,587	$6,173,176

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to $387,066, $365,366 and $248,146, respectively.

As of December 31, 2025 and 2024, the Company’s land information which were pledged as collateral under a maximum mortgage agreement as below:

	Asset Category	Gross Amount	Accumulated Depreciation	Net Book Value	Useful Life
2025/12/31	Buildings	72,386	-30,012	42,374	20 years
2024/12/31	Buildings	69,349	-25,632	43,717	20 years

Note 8 – Intangible assets, net

Intangible assets consisted of the following:

	As of December 31, 2025	As of December 31, 2024

Land use rights*	$28,314	$27,126
Software	212,790	116,331
Technology knowhow	131,531	13,175
Less: Accumulated amortization	(130,804)	(97,484)
Total intangible assets, net	$241,831	$59,148

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

Amortization expense for the years ended December 31, 2025, 2024 and 2023 amounted to $28,025, $10,269 and $15,118, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending as of December 31, 2025:

Amortization
expenses
Twelve months ending December 31, 2026	50,379
Twelve months ending December 31, 2027	50,379
Twelve months ending December 31, 2028	42,684
Twelve months ending December 31, 2029	42,684
Twelve months ending December 31, 2030	26,550
Thereafter	29,155
Total	$241,831

Note 9 – Credit facilitates

Banking facilities

Outstanding balance of banking facilities consisted of the following:

Lender	Term	Interest rate	Collateral/Guarantee	As of December 31, 2025	As of December 31, 2024

Bank of China (Shenzhen Bao’an Branch)	12 months from the first actual withdrawal date	Floating rate, repriced every 6 months; annualized interest rate 3.05%; effectively 5 bps above 1-year LPR	Joint borrowers are Tongri Industrial Automation Equipment (Shenzhen) Co., Ltd. and Mr. Jingan Tang, senior manager.	$714,990	$-
DBS Bank, Ltd. (“DBS”)	300 monthly instalments from the date of first disbursement	Effective on June 6, 2022, the repriced interest rate changes to 1st year and 2nd year fixed rate at 2.58%; SORA in-advance plus 3.00% (Margin)	Guaranteed by Mr. Wanjun Yao, the major shareholder, and the properties of Tung Resources	1,276,318	1,241,762
Total				1,991,308	1,241,762
Total current portion of banking facilities				(808,394)	(80,588)
Total noncurrent portion of banking facilities				$1,182,914	$1,161,174

Interest expense pertaining to the above loans for the years ended December 31, 2025, 2024 and 2023 amounted to $66,306, $66,864 and $110,136, respectively.

Note 10 – Accrued expenses and other payables

	As of December 31, 2025	As of December 31, 2024

Accrued expenses (i)	$321,084	$279,394
Accrued payroll	1,349,637	1,032,493
Estimated warranty liabilities (ii)	71,944	40,396
Intercourse funds payable (iii)	168,601	97,722
Total accrued expenses and other payables	$1,911,266	$1,450,005

(i)	Accrued expenses

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

Note 11 – Related party balances and transactions

The table below sets forth the major related parties which has balances or transactions during the years presented and their relationships with the Company:

Name of related parties	Relationship with the Company
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder
Hefei CAS Dihuge Automation Co. Ltd	9.70% ownership interest investee
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder
Wanjun Yao	Major shareholder/Chairman, Chief Executive Officer and Director
Jingan Tang	Director/Senior Manager of Tungray Industrial Automation Shenzhen
Liling Du	CFO of Tungray Singapore and Spouse of the major shareholder

Related party balances

Account Receivable – related parties

Name of Related Party	As of December 31, 2025	As of December 31, 2024
FDT (Qingdao) Intellectual Technology Co., Ltd	$-	$30,092
Tungray (Kunshan) Industrial Automation Co., Ltd	-	210,811
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	53,697	51,444
Kunshan Tungray Intelligent Technology Co., Ltd.	28,510	35,209
Qingdao Tungray Technology Development Co., Ltd.	276
Total	$82,483	$327,556

Account payable, related parties

Name of Related Party	As of December 31, 2025	As of December 31, 2024
FDT (Qingdao) Intellectual Technology Co., Ltd.	$10,269	$13,700
Qingdao Tungray Technology Development Co., Ltd.	-	8,841
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	32,890	31,510
Tungray (Kunshan) Industrial Automation Co., Ltd	167,087	-
Kunshan Tungray Intelligent Technology Co., Ltd.	-	6,346
Hefei CAS Dihuge Automation Co., Ltd.	20,448	19,591
Total	$230,694	$79,988

Other receivables – related parties

Other receivables – related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as advances made by the Company on behalf of related parties, and advance to related parties. These balances are unsecured and non-interest bearing. Current receivables are due on demand.

	As of December 31, 2025	As of December 31, 2024
Qingdao Tungray Biology Technology Co., Ltd.	$68,223	$44,377
Tungray (Kunshan) Industrial Automation Co., Ltd	418,446	-
Shanghai Tongrui Investment Management Co., Ltd.	42,899	-
FDT (Qingdao) Intellectual Technology Co., Ltd	616,472	227,242
Du Liling	50,311	48,828
Total	$1,196,351	$320,447

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

Name of Related Party	As of December 31, 2025	As of December 31, 2024
FDT (Qingdao) Intellectual Technology Co., Ltd	$-	$39,323
Qingdao Tungray Technology Development Co., Ltd.	81,865	18,438
Jingan Tang	708,050	280,692
Kunshan Tungray Intelligent Technology Co., Ltd.	1,972	-
Total	$791,887	$338,453

Prepayment-related parties

Name of Related Party	As of December 31, 2025	As of December 31, 2024
Shanghai Tongrui Investment Management Co., Ltd.	$36,364	$20,254
FDT (Qingdao) Intellectual Technology Co., Ltd	1,546,641	776,878
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	14,912	14,286
Qingdao Tungray Technology Development Co., Ltd.	-	53,497
Tungray (Kunshan) Industrial Automation Co., Ltd.	1,406,858	3,003,903
Provision of doubtful accounts	-	(53,497)
Total	$3,004,775	$3,815,321

Movements of provision of doubtful accounts of prepayments-related parties are as follows:

	For the Years Ended December 31	For the Years Ended December 31	For the Years Ended December 31
	2025	2024	2023
Beginning balance	$53,497	$-	$-
Addition	-	54,267	-
Write off	(55,839)	-	-
Exchange rate effect	2,342	(770)	-
Ending balance	$-	$53,497	$-

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

Name of Related Party	As of December 31, 2025	As of December 31, 2024

Tungray (Qingdao) Technology Development Co., Ltd	$76,159	$201,296
Jingan Tang	80,845	158,007
Total	157,004	359,303
Current portion of operating lease liabilities - related parties	(118,107)	(168,551)
Noncurrent portion of operating lease liabilities - related parties	$38,897	$190,752

Related party transactions

Revenue from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023

Tungray (Kunshan) Industrial Automation Co., Ltd.	Sales of products	$207	$8,581	$231,209
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Sales of products		-	26,245
FDT (Qingdao) Intellectual Technology Co., Ltd.	Sales of products	4,642	30,761	4,602
Kunshan Tungray Intelligent Technology Co., Ltd.	Sales of products		-	57,490
Total		$4,849	$39,342	$319,546

Purchase from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Products and services purchase	$21,450	$12,298	$961,525
Tungray (Kunshan) Industrial Automation Co., Ltd.	Products and services purchase	240	12,993	-
Kunshan Tungray Intelligent Technology Co., Ltd.		16,255	-	-
Total		$37,945	$25,291	$961,525

Non-operating income - related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Biology Technology Co., Ltd	Lease income	$17,224	$19,762	$19,126

Rental expenses- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Technology Development Co., Ltd	Lease expense	$56,129	$59,963	$66,476
Jingan Tang	Lease expense	71,532	71,255	72,411
Total		$127,661	$131,218	$138,887

Advances to related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Biology Technology Co., Ltd.	Cash advance	$-	$21,516	$23,880
Shanghai Tongrui Investment Management Co., Ltd.	Cash advance	42,899	-	78,049
FDT (Qingdao) Intellectual Technology Co., Ltd.	Cash advance	2,062,629	230,513	575,836
Liling Du	Cash advance	-	49,920	-
Tungray (Kunshan) Industrial Automation Co., Ltd.	Cash advance	568,187	-	-
Total		$2,673,715	$301,949	$677,765

Borrowings from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Borrowings	$142,998	$39,889	$
Kunshan Tungray Intelligent Technology Co., Ltd.	Borrowings	-			1,551,409
Demin Han	Borrowings	-			1,708
Lei Yao	Borrowings	-			2,843
Jingan Tang	Borrowings	622,042	138,971		31,055
Total		$765,040	$178,860		$1,587,015

Note 12 –Equity

Ordinary shares

Tungray was incorporated under the laws of Cayman Islands on June 1, 2022. As of June 1, 2022, the authorized shares capital of Tungray was USD50,000 divided into 500,000,000 ordinary shares of par value USD$0.0001 each, and the number of issued and outstanding ordinary shares was 1 share with a par value of USD$0.0001. On September 29, 2022, Tungray amended its Memorandum, and the authorized shares capital of Tungray became USD,000 divided into 500,000,000 shares of a par value of USD$0.0001 each, of which (i) 400,000,000 are designated as Class A Ordinary Shares of a par value of USD$0.0001 each; and (ii) 100,000,000 are designated as Class B Ordinary Shares of a par value of USD$0.0001 each. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Except to the voting right and the conversion right, the rights, privileges and obligations of the Class A Ordinary Shares and Class B Ordinary Shares shall be pari passu in all aspects, including with respect to the dividends and right upon liquidation of the Company.

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

As of December 31, 2025, 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares were issued and outstanding. As of December 31, 2024, 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares were issued and outstanding. As of December 31, 2023, 10,440,000 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares were issued and outstanding.

Warrants

On April 23, 2024 and April 30, 2024, the Company issued 62,500 and 5,174 warrants to US Tiger, the sole book-running manager, as compensation for the services in connection with the IPO. The warrants have an exercise price of $4.8 and may be exercised on a cashless basis. The warrants would be exercisable for nominal consideration and have a five-year term starting from the date of the issuance of warrants. None of the warrants were exercised as of December 31, 2025.

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

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

April 23, 2024
Exercise price	$4.80
Stock price	$5.75
Expected life of the warrants (years)	5
Risk free rate	4.63%
Dividend yield	-
Volatility	46.4%

The following table summarizes the Company’s activities and status of the warrants:

	Number of warrants	Weighted average exercise price	Weighted average remaining term (years)
Outstanding as of December 31, 2024	67,674	$4.8	4.3
Issued
Exercised
Forfeited or expired
Outstanding as of December 31, 2025	67,674	$4.8	4.3

Statutory reserves

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. During the years ended December 31, 2025, 2024 and 2023, the PRC entities collectively attributed $nil, $nil and $8,337 of retained earnings for their statutory reserves, respectively.

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

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2025 and 2024, amounts restricted are paid-in-capital and statutory reserve of the PRC entities, which amounted to $4,989,641 and $4,943,189, respectively.

Note 13 – (Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share for the fiscal years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024

Net income (loss) attributable to Tungray Technologies Inc’s shareholders	$(13,416)	$(480,019)

Weighted average number of common shares outstanding
Basic and diluted	16,353,485	15,949,600

Earnings (loss) per share
Basic and diluted	(0.00)	(0.03)

For the year ended December 31, 2025, the 67,674 warrants were excluded from calculation of diluted loss per share because the warrants were antidilutive.

Note 14 – Income taxes

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

The components of the Company’s income tax provision were as follows for the years indicated:

	For the Years Ended December 31,
	2025	2024	2023

Current	$131,119	$278,082	$463,265
Deferred	-	-	74,616
Total income tax provision	$131,119	$278,082	$537,881

(Loss) income before provision for income taxes is attributable to the following geographic locations for the years indicated:

	For the Years Ended December 31,
	2025	2024	2023

Singapore	$243,732	$1,163,910	$2,679,481
PRC	684,980	(1,297,001)	(1,384,839)
Cayman	(967,870)	(160,544)	-
Total (loss) income before income taxes	$(39,158)	$(293,635)	$1,294,642

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2025	2024	2023

Computed tax expense with statutory tax rate	17.0%	17.0%	17.0%
Tax rebate in Singapore	92.9%	26.6%	-2.0%
Additional R&D deduction	384.5%	55.1%	-6.2%
Permanent difference	-203.6%	-28.5%	16.8%
Change in valuation allowance	-470.0%	-133.3%	5.7%
Impact of different tax rates in other jurisdictions	-608.1%	36.1%	-8.6%
Effect of preferential tax rates	447.1%	-40.9%	7.6%
Effect of true-up on NOL	93.3%	-%	11.1%
Interest on uncertain tax position	-88.0%	-26.9%	-%
Effective tax rate	-334.9%	-94.8%	41.4%

(1)	Permanent differences mainly consisted of expenses which are non-deductible and income exemption under local tax laws.

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023

Deferred tax assets
Net operating loss carry forwards	$881,855	$653,290	$247,451
Bad debt allowance	147,403	135,590	113,139
Inventory provision	49,834	49,002	30,109
Unpaid accrued bonus	16,165	15,487	30,628
Lease liabilities	143,646	216,315	81,436
Total deferred tax assets	1,238,903	1,069,684	502,763
Less: Valuation allowance	(1,038,550)	(767,542)	(392,393)
Net deferred tax assets	$200,353	$302,142	$110,370

	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023

Deferred tax liabilities
Property and equipment	(26,893)	(19,134)	(25,621)
Right-of-use assets	(173,460)	(283,008)	(84,749)
Total deferred tax liabilities	(200,353)	(302,142)	(110,370)
Total deferred tax assets, net	-	-	-

The roll-forward of valuation allowance of deferred tax assets were as follows:

	For the Years Ended December 31,
	2025	2024	2023

Balance at beginning of the year	$767,542	$392,393	$317,954
Additions	835,257	410,306	168,581
Utilization	(620,410)	(18,884)	-
Reversal	-	-	(86,177)
Exchange rate effect	56,161	(16,273)	(7,965)
Balance at end of the year	$1,038,550	$767,542	$392,393

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

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China are $4,240,068 and $3,487,593 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, net operating loss carry-forwards from PRC will expire in calendar years 2027 through 2035, if not utilized.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company had unrecognized uncertain tax benefits of $271,302 and $240,930, respectively, which were presented and included in the income tax payable within tax payable in the consolidated balance sheets. The fluctuation of the unrecognized tax benefits is due to foreign exchange translation adjustments. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2025 and 2024, there were $271,302 and $240,930 of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively.

The Company recognizes accrued interest related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2025, 2024 and 2023, the Company had accrued interest of nil, $78,894 and nil respectively. The Company did not record any penalties related to unrecognized tax benefits.

As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2020 through 2024 for the Company’s subsidiaries in the Singapore is generally subject to examination by the Singapore tax authorities.

Taxes payable consist of the following:

	As of December 31, 2025	As of December 31, 2024

Income tax payable	$475,584	$509,009
VAT payable	26,452	153,621
Other tax payable	55,168	40,634
Totals	$557,204	$703,264

Note 15 – Concentrations of risks

(a) Major customers

For the year ended December 31, 2025, one customer accounted for 48.7% of the Company’s total revenues. For the year ended December 31, 2024, one customer accounted for 66.6% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for 64.2% of the Company’s total revenues.

As of December 31, 2025, one customer accounted for 16.4% of the total balance of accounts receivable. As of December 31, 2024, one customer accounted for 23.9% of the total balance of accounts receivable.

(b) Major vendors

For the years ended December 31, 2025, 2024 and 2023, no vendors accounted for more than 10% of the Company’s total purchases.

As of December 31, 2025, one vendor accounted for 14.8% of the total balance of accounts payable. As of December 31, 2024, two vendors accounted for 13.8% and 12.4% of the total balance of accounts payable. As of December 31, 2023, one vendor accounted for 23.6% of the total balance of accounts payable.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of December 31, 2025, cash balance of RMB 6,956,283 ($994,735) was deposited with financial institutions located in China. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $57,000 (SGD 75,000) per account. As of December 31, 2025, the Company had cash balance of SGD 7,056,247 ($5,487,399) was maintained at DI Scheme banks in Singapore. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Note 16 – Leases

Lessor

The Company’s subsidiary in Qingdao entered into a lease agreement as a lessor under which it leased its building for 10 years expiring in 2028 to its related party, and the subsidiary in Singapore entered into three lease agreements as a lessor with different third parties. The Company’s leases are accounted as operating leases, and the Company recognizes the rental income on a straight-line basis over the terms of the leases. The total rental income was $154,125, $135,604 and $138,727 for the years ended December 31, 2025, 2024 and 2023, respectively.

Lessee

Equipment leases- third parties

One of the Company’s subsidiaries in PRC had one operation equipment leases which were classified as finance lease in accordance with ASC 842. This finance lease expired in December 2025. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

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

Finance lease expenses are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Amortization of leased asset	$23,809	$11,951	$-
Interest on lease liabilities	3,901	3,010	-
Total lease expenses	$27,710	$14,961	$-

Supplemental cash flow information related to finance leases are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Cash paid for amounts included in the measurement of lease liabilities	$133,191	$122,234	$-
Right-of-use assets obtained in exchange for finance lease liabilities	-	235,556	-

Weighted-average remaining term and discount rate related to finance leases were as follows:

	As of December 31, 2025	As of December 31, 2024

Weighted-average remaining term in number of months
Finance leases	-	11
Weighted-average discount rate
Finance leases	-%	3.95%

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

Operating lease expenses consist of the following:

	Classification	2025	2024	2023

Operating lease cost
Amortization of leased asset		$325,619	$261,754	$154,455
Interest on lease liabilities	Other expense - interest expenses	49,634	44,826	26,198
Total lease expenses		$375,253	$306,580	$180,653

There are no short-term lease expenses for the years ended December 31, 2025, 2024 and 2023.

Supplemental cash flow information related to operating leases are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Cash paid for amounts included in the measurement of lease liabilities	$335,756	$280,013	$174,411
Right-of-use assets obtained in exchange for operating lease liabilities	43,311	993,783	377,039

Weighted-average remaining term and discount rate related to operating leases were as follows:

	As of	As of
	December 31, 2025	December 31, 2024

Weighted-average remaining term in number of months
Operating leases	35.50	46.28
Weighted-average discount rate
Operating leases	4.39%	4.39%

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2024 for both operating lease and financing lease:

Lease payments
Twelve months ending December 31, 2026	$371,683
Twelve months ending December 31, 2027	290,999
Twelve months ending December 31, 2028	247,619
Twelve months ending December 31, 2029	82,540
Twelve months ending December 31, 2030	-
Total lease payments	992,841
Less: discount	(65,713)
Present value of lease liabilities	927,128
Current lease liabilities	336,336
Noncurrent lease liabilities	$590,792

Note 17 – Commitments and contingencies

Contingencies

Legal

On August 7, 2025, Mohammed Alshubrumi, on behalf of himself and those similarly situated, brought a putative class action before the New York Supreme Court, against the Company, its Chairman and CEO, its former Chief Financial Officer, and the representative of the underwriters of the Company’s initial public offering, alleging that the financial statements disclosed in the Company’s registration statement and prospectus relating to the initial public offering were materially false in violations of Sections 11 and 15 of the Securities Act. The plaintiff sought statutory damages and injunctive relief under the Securities Act. The Company believes that the claims are without merit, denies any wrongdoing, and intends to vigorously defend itself in the action. As the case is currently at an early stage of legal proceedings, the Company does not expect this matter to have a material impact on its operations or consolidated financial statements.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Save as disclosed above, we are not currently a party to any other legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Note 18 – Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the issuance date of the consolidated financial statement and concluded that no material subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Note 19 – Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025 and 2024.

PARENT COMPANY BALANCE SHEETS

	As of December 31, 2025	As of December 31, 2024

ASSETS
CURRENT ASSETS
Cash	$159,663	$2,057,850
Restricted cash	-	503,544
Prepayments, net	-	23,625
Other receivables and other current assets, net	-	16,000
Loans to subsidiaries	1,730,000	31,198
Total current assets	1,889,663	2,632,217

OTHER ASSETS
Investment in subsidiary	16,479,643	14,791,659
Total non-current assets	16,479,643	14,791,659

Total assets	18,369,306	17,423,876

LIABILITIES AND SHAREHOLDERS’ EQUITY

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 11,793,485 and 10,440,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,179	1,179
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 4,560,000 shares issued and outstanding as of December 31, 2024 and 2023	456	456
Additional paid-in capital	3,103,802	3,135,124
Retained earnings	15,285,889	15,299,304
Accumulated other comprehensive loss	(22,020)	(1,012,187)
Total shareholders’ equity	18,369,306	17,423,876

Total liabilities and shareholders’ equity	$18,369,306	$17,423,876

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended December 31,
	2025	2024	2023

OTHER (EXPENSE) INCOME
General and administrative expenses	$(1,012,303)	$(202,301)	$-
Other income, net	44,433	22,630	-
Equity (loss) income of subsidiaries	954,454	(300,348)	856,536
Total other (loss) income, net	(13,416)	(480,019)	856,536

NET (LOSS) INCOME	(13,416)	(480,019)	856,536
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	990,167	(727,743)	114,302
COMPREHENSIVE (LOSS) INCOME	$976,751	$(1,207,762)	$970,838

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(13,416)	$(480,019)	$856,536
Adjustments to reconcile net(loss) income to net cash used in operating activities:
Equity loss (income) of subsidiaries	(954,454)	300,348	(856,536)
Changes in prepayments and other receivables	264,941	(39,625)	-
Net cash used in operating activities	(702,929)	(219,296)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to subsidiaries	(1,698,802)	(31,198)	-
Net cash used in investing activities	(1,698,802)	(31,198)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares upon IPO	-	5,000,000	-
Proceeds from issuance of shares pursuant to exercise of over-allotment	-	413,940	-
Payments of initial public offering costs	-	(1,418,521)	-
Repayments to subsidiaries	-	(1,183,531)	-
Net cash provided by financing activities	-	2,811,888	-

Effect of exchange rate change on cash and restricted cash	-	-	-

Changes in cash and restricted cash	(2,401,731)	2,561,394	-

Cash and restricted cash, beginning of year	2,561,394	-	-

Cash and restricted cash, end of year	$159,663	$2,561,394	$-
Cash	159,663	2,057,850	-
Restricted cash	-	503,544	-